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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-104874

PROSPECTUS

AmeriPath, Inc.

Offer to Exchange

        $275,000,000 principal amount of its 10 1/2% Senior Subordinated Notes Due 2013, which have been registered under the Securities Act of 1933, for any and all of its outstanding 10 1/2% Senior Subordinated Notes Due 2013.

        We are offering to exchange all of our outstanding 10 1/2% Senior Subordinated Notes due 2013, which we refer to as the old notes, for our registered 10 1/2% Senior Subordinated Notes due 2013, which we refer to as the exchange notes, and together with the old notes, the notes. The terms of the exchange notes are identical to the terms of the old notes except that the exchange notes have been registered under the Securities Act of 1933, and therefore, are freely transferable. We will pay interest on the notes on April 1 and October 1 of each year. The first interest payment will be made on October 1, 2003. The notes will mature on April 1, 2013.

        We may redeem up to 35% of the aggregate principal amount of the notes prior to April 1, 2006 using proceeds from certain equity offerings. We may redeem the notes on or after April 1, 2008. Holders may require us to repurchase the notes upon a change of control. The notes are senior subordinated obligations and rank junior to all of our existing and future senior debt. The notes are guaranteed on a senior subordinated basis by certain of our subsidiaries.

        The principal features of the exchange offer are as follows:

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  The exchange offer expires at 5:00 p.m., New York City time, on June 30, 2003, unless extended.

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  We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

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  You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

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  The exchange of old notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

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  We will not receive any proceeds from the exchange offer.

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  We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

        Broker-dealers receiving exchange notes in exchange for old notes acquired for their own account through market-making or other trading activities must deliver a prospectus in any resale of the exchange notes.

        Investing in the notes involves risks. See "Risk Factors" beginning on page 14.

        Neither the U.S. Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of the securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 30, 2003

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of not less than 180 days following the effective date of the registration statement, of which this prospectus is a part, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

        We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of any offer to buy securities in any jurisdiction to any person whom it is unlawful to make such offer or solicitation in such jurisdiction.

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PROSPECTUS SUMMARY

        This summary may not contain all of the information that may be important to you. This prospectus includes specific terms of the exchange offer, as well as information regarding our business and detailed financial data. Please review this prospectus in its entirety, including the risk factors and our financial statements and the related notes included elsewhere herein, before you decide to tender old notes for exchange notes. Unless otherwise noted, the terms "AmeriPath," "our company," "us," "we" and "our" refer to AmeriPath, Inc., together with its subsidiaries, and the terms "Holdings" and "our parent" refer to our parent company, AmeriPath Holdings, Inc. AmeriPath became a wholly owned subsidiary of Holdings on March 27, 2003 as a result of a merger of AmeriPath and Amy Acquisition Corp., a subsidiary of Holdings. In addition, unless otherwise noted, references herein to our business, our pathologists, our laboratories, our customers and payors and the hospitals we service, and all similar and related operating data, include those of a few anatomic pathology operations that we manage but whose financial results are not consolidated with ours. References to "pro forma," "EBITDA" and other financial terms have the meanings set forth in pages 12 and 13 under "—Summary Pro Forma and Historical Consolidated Financial Information."

Our Company

        We are one of the leading anatomic pathology laboratory companies in the United States. We offer a broad range of anatomic pathology laboratory testing and information services used by physicians in the detection, diagnosis, evaluation and treatment of cancer and other diseases and medical conditions. During 2002, we processed and diagnosed approximately four million tissue biopsies. We believe that we are the only anatomic pathology laboratory company with substantial operations in both the outpatient and inpatient, or hospital, segments of the anatomic pathology services market.

        We service an extensive referring physician base through our 15 regional laboratories and 32 satellite laboratories, and we provide inpatient diagnostic and medical director services at more than 200 hospitals. We have operations in 21 states providing us with a regional or local presence in 17 of the 30 most populous metropolitan areas of the United States. Our services are performed by over 400 pathologists, many of whom are leaders in their field. We have built our business by completing over 50 acquisitions of pathology laboratories and operations since 1996, enabling us to build regional density in attractive geographic markets and establishing a platform for organic growth. We also operate the Center for Advanced Diagnostics, or CAD, which is a leading specialty, or esoteric, testing laboratory.

        Our fields of expertise include dermatopathology, in which we maintain a leading market position, women's health diagnostic services, urologic pathology and gastrointestinal pathology. We also believe that we are the leading anatomic pathology services provider to hospitals in the United States. Generally, we are the exclusive provider of anatomic pathology services for the hospitals we serve, which arrangements have historically provided us with a stable stream of revenue. In addition, through our managed care relationships, we contract with health maintenance organizations, or HMOs, and preferred provider organizations, or PPOs, that insure approximately 26 million and 83 million individuals, respectively, which represents more than half of all individuals covered by managed care in the United States.

Industry Overview

        The practice of pathology consists of anatomic and clinical pathology. Anatomic pathology involves the diagnosis of cancer and other diseases and medical conditions through the examination of tissue and cell samples taken from patients. Generally, the anatomic pathology process involves the mounting of samples on slides by highly skilled technicians, which are then reviewed by anatomic pathologists. Anatomic pathologists are medical doctors who do not examine patients, but rather assist other physicians in determining the correct diagnosis of a patient's ailments. As a result, an anatomic pathologist is often referred to as a "physician's physician." Clinical pathology, on the other hand, generally involves the chemical testing and analysis of body fluids utilizing standardized laboratory tests. The results of these standardized tests are provided to the referring physician for use in a patient's diagnosis. Clinical laboratory tests typically do not require the interpretive skills of a pathologist. The process is frequently routine, automated and performed by large national or regional clinical laboratory companies and hospital laboratories.

        We believe the market for anatomic pathology services is approximately $7 billion per year, and we expect it to continue to grow for the following reasons:

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  the aging of Americans should lead to more incidences of cancer and should result in greater demand for healthcare services, including those provided by anatomic pathologists,

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  the increasing reliance on pathology testing by physicians to aid in the identification of risk factors and symptoms of disease, the choice of therapeutic regimen and the evaluation of treatment results, and

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  the increasing awareness by physicians, patients and payors of the value of preventative testing to improve the effectiveness of medical services and reduce the overall cost of healthcare.

        In addition to traditional anatomic pathology services, pathologists increasingly are performing highly complex esoteric tests. Traditionally performed in academic settings, technological advancements have provided large commercial laboratories with highly specialized equipment and the means to perform these advanced tests for patients in both outpatient and inpatient settings. As these tests typically require more advanced equipment and highly skilled personnel to perform, they generally are reimbursed at rates higher than more routine tests. We believe the market for esoteric testing services is approximately $2 billion per year. The growth in the esoteric testing services market benefits from demand factors similar to those in the traditional anatomic pathology services market. In addition, we believe that emerging technologies and tests, such as gene-based tests, or genomics, should drive growth in the esoteric testing services market at a rate that exceeds the growth rate for the traditional anatomic pathology services market.

        According to the American Society for Clinical Pathology, there are approximately 15,000 pathologists in the United States. Historically, the anatomic pathology industry has been highly fragmented with a majority of the services being performed by individual or small groups of pathologists working in independent laboratories, hospital laboratories or academic institutions. Recently there has been a trend among pathologists to join larger laboratories in order to offer a broader range of outpatient and inpatient services, take advantage of economies of scale and reduce the burdens of managing the administrative aspects of their operations.

Competitive Strengths

        We believe that we are distinguished by the following competitive strengths:

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  Leadership in anatomic pathology services.  We are an established and experienced leader in the highly fragmented anatomic pathology services market. We believe that we are the only anatomic pathology laboratory company with substantial operations in both the outpatient and inpatient segments of the anatomic pathology services market. Our pathologist base comprises what we believe is the largest single group of pathologists in the nation and provides us with the ability to offer services in all subspecialties of anatomic pathology. Within the subspecialty of dermatopathology, we estimate our market share to be approximately 10%, which is the largest in the industry. In addition, we have expertise in esoteric testing as well as in the anatomic pathology subspecialties of women's health diagnostic services, urologic pathology and gastrointestinal pathology. We believe our broad service offerings provide us with an advantage over most of our competitors in maintaining and developing customer relationships.

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  National scale with regional and local density.  We believe we have the broadest national footprint within the anatomic pathology services market. We have operations in 21 states, providing us with a regional or local presence in 17 of the 30 most populous metropolitan areas of the United States. We also have a presence in more than 200 hospitals, which we believe makes us the leading provider of anatomic pathology services in hospitals. Furthermore, we have contractual relationships with HMOs and PPOs whose members comprise more than half of the individuals covered by managed care in the United States. We have developed a substantial presence in our target markets by forming regional operations that deliver our services locally and enable our pathologists to establish strong relationships with our referring physician base. For example, we believe we are the leading anatomic pathology laboratory company, with the largest market share and greatest number of pathologists, in Florida and Texas, our strongest regions. In Florida and Texas, for the three-year period ending December 31, 2002, our net revenues grew, on a compounded annual basis, at 13.2% and 25.0%, respectively. As a result of our regional coverage we have been able to grow our revenues, enhance our laboratory utilization, offer a broader range of testing services and benefit from economies of scale and increased managed care contracting leverage.

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  Attractive industry dynamics.  The demand for traditional anatomic pathology services and esoteric testing services has created significant and growing markets. We believe the market for traditional anatomic pathology services, excluding esoteric testing services, is approximately $7 billion per year, and the market for esoteric testing services is approximately $2 billion per year. We expect these markets to continue to grow primarily due to an aging population, increasing incidences of cancer and medical advancements that allow for more accurate and earlier diagnosis and treatment of diseases. According to the U.S. Census Bureau, the number of people aged 65 and older in the United States is expected to grow 16% over the next ten years. Generally, people aged 65 or older have a greater incidence of chronic health conditions such as cancer, diabetes, heart disease, arthritis or hypertension and are heavier users of healthcare services than people under age 65. For example, according to the Surveillance, Epidemiology, and End Results (SEER) Program of the National Cancer Institute, the average annual cancer incidence rate for people aged 65 to 74 is 2,007 per 100,000 people or approximately 14 times the incidence rate of people aged 20-49 and approximately 125 times the incidence rate of people aged 20 and under. Additionally, the National Cancer Institute estimates that incidences of melanoma, a type of skin cancer, in the United States will grow 14% from 2002 to 2007. We also believe that emerging technologies and tests, such as genomics, will further drive growth in the market for esoteric testing services.

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  Strong cash flow generation.  We believe our strong cash flow substantially enhances our competitive position in the highly fragmented anatomic pathology services market. Historically, our strong operating cash flow has been a result of low capital expenditure requirements and our ability to increase the performance of acquired operations. Our margins are a result of our enhanced laboratory utilization, our broad range of testing services, economies of scale and our success in contracting with managed care organizations. In addition, we believe our strong cash flow strengthens our ability to fund organic and external growth initiatives, which enhances our competitiveness relative to most of our smaller, regional competitors.

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  Favorable payor relationships.  Currently, we have contractual relationships with HMOs and PPOs whose members comprise more than half of the individuals covered by managed care in the United States. These relationships provide us with access to a large number of current and potential patients. Our national scale and regional concentration have facilitated our entry into a growing number of relationships with managed care organizations, such as Blue Cross/Blue Shield plans, Aetna and United Healthcare. Since 1999, we have more than tripled the number of people covered under our managed care agreements, which we believe validates our managed care strategy. Furthermore, the overwhelming majority of our revenues from these relationships are generated from fee-for-service payments, rather than from fee-per-person, or capitated, payments. In addition, our payments from government sponsored programs, such as Medicare and Medicaid, are relatively limited. During 2002, we derived approximately 20% of our total revenues from government-sponsored payors. We believe our diverse payor mix limits our exposure to the loss of any single source of payment for our services.

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  Experienced and incentivized management team.  Our senior management team has an average of over ten years of healthcare industry experience and an extensive tenure with us. Our chief executive officer, James C. New, is one of our founders and has led our growth since the formation of our company in 1996. Prior to joining our company, Mr. New founded and led RehabClinics, Inc., one of the largest outpatient rehabilitation clinics in the country, a company that went public in 1992 and was merged with NovaCare in 1994. In addition, our parent has established a stock option plan, which further aligns management's interests with our performance. Under this plan, our management and employees are eligible to receive up to 12% of our parent's common stock.

Business Strategy

        We believe our business strategy will help us maintain our status as a leading provider of anatomic pathology services and increase our share of the markets in which we compete. The key elements of our strategy are to:

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  Capitalize on our leading market position.  Through our 15 regional laboratories, 32 satellite laboratories and over 400 pathologists, we will continue to provide a comprehensive array of anatomic pathology services to primary care and specialty physicians and serve over 200 hospitals. We will further enhance our extensive expertise in the subspecialties of dermatopathology, women's health diagnostic services, urologic pathology and gastrointestinal pathology. In addition, through CAD, we will grow our esoteric testing capabilities in each of these subspecialties. We also plan to leverage our market position, regional model and broad range of services to further penetrate the markets we serve and expand our relationships with physicians, hospitals, managed care organizations and other customers.

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  Continue to focus on organic growth.  We are focused on generating internal revenue growth. For 2002, we generated annual same store sales growth of 9.2%. We believe that our substantial organic growth has been and will continue to be a result of the following initiatives:

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  increasing test volume by continuing to invest in a formal sales and marketing effort,

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  enhancing our payor mix by pursuing additional managed care contracts,

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  continuing to expand our service offerings, including the offering of new, higher revenue, esoteric tests, and

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  improving patient care and customer service by providing more specific, informative and timely reports through the development of a standardized pathology reporting system.

  Collectively, these initiatives will provide us with the opportunity to grow our business organically.

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  Maintain quality leadership through a strong pathologist base.  We believe that employing anatomic pathologists who provide accurate and efficient diagnosis is a key to our success. A pathologist's experience and reputation is critical to ensuring a successful relationship with local referring physicians. We actively recruit top anatomic pathologists by targeting practicing pathologists and medical students. In 2002, we successfully recruited 46 pathologists, each of whom is a graduate of an accredited United States pathology fellowship program. In addition, we operate one of the leading centers in the United States devoted to the diagnosis and instruction of diseases of the skin. Founded in 1999, this academy provides fellowship programs that enable students to train in various aspects of dermatopathology. We also are affiliated with three leading dermatopathology fellowship programs in the United States. Collectively, these relationships enhance our ability to attract new pathologists and allow us to more easily transfer technical innovations to the anatomic pathology services market. We also believe our size and strength of reputation provide an attractive alternative for pathologists who are seeking to offer a broader range of services, take advantage of available economies of scale and reduce the burden of managing the administrative aspects of their operations.

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  Emphasize information technology capabilities and improve operational efficiencies.We invest in information technology enhancements to improve our services and increase efficiency. For example, in the subspecialty of women's health diagnostics, we offer customers enhanced pathology reports, including color micrographs that allow pathologists and referring physicians to more accurately view highly abnormal cell populations. In addition, to enhance efficiency, we are consolidating various internal billing systems and outsourced billing arrangements into two billing systems, which we believe will increase collections and reduce our days sales outstanding. We also are committed to increasing efficiencies and economies of scale by promoting "best practices" throughout our organization.

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  Selectively pursue strategic growth initiatives.  We plan to invest in new outpatient laboratories and other strategic initiatives such as CAD. We believe these new facilities and programs drive revenue growth by providing national support for our existing regional and local operations and increasing our menu of testing services. We also plan to further penetrate our existing regional markets by opening new laboratory facilities, such as the new facilities we recently opened in Florida, Indiana and Pennsylvania. In addition, we expect to make additional acquisitions, as opportunities arise, in order to strategically enter new markets or further penetrate existing regional markets.

The Transactions

        On December 8, 2002, Holdings, which was then known as Amy Holding Company, and its wholly owned subsidiary Amy Acquisition Corp. entered into a merger agreement providing for the merger of Amy Acquisition Corp. with and into our company, with our company continuing as the surviving corporation. Holdings and Amy Acquisition Corp. were each formed by Welsh, Carson, Anderson & Stowe IX, L.P. in connection with the merger. As a result of the merger, AmeriPath became a wholly owned subsidiary of Holdings. The merger was consummated on March 27, 2003 immediately following the issuance of the old notes and immediately preceding the closing of our new credit facility. We refer to the merger and the related transactions and financings, as the "Transactions." For a description of the merger, see "The Transactions."

Our Investors

        As a result of the Transactions, Welsh, Carson, Anderson & Stowe IX, L.P. and its related investors, through their holdings of common stock of our parent, own 100% of our outstanding common stock (or 88% of our outstanding common stock assuming the issuance and exercise of all options reserved for issuance under our parent's new stock option plan). Welsh, Carson, Anderson & Stowe IX, L.P. also controls our board of directors.

        Welsh, Carson, Anderson & Stowe is one of the largest private equity firms in the United States and is focused exclusively on investments in the healthcare, information services and communications industries. Since its founding in 1979, Welsh, Carson, Anderson & Stowe has organized investment partnerships with capital of more than $12 billion in the aggregate. Its healthcare investments include Select Medical Corporation, United Surgical Partners Holdings, Inc., Concentra Managed Care, Inc., US Oncology, Inc. and Fresenius Medical Care AG.

The Offering of the Old Notes

        On March 27, 2003, Amy Acquisition Corp. completed an offering of $275.0 million in aggregate principal amount of 10 1/2% senior subordinated notes due 2013, which was exempt from registration under the Securities Act. The old notes became obligations of AmeriPath upon consummation of the merger.

Old Notes
Amy Acquisition Corp. sold the old notes to Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and Wachovia Securities, Inc., who we collectively refer to as the initial purchasers, on March 27, 2003. The initial purchasers subsequently resold the old notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.
Registration Rights Agreement
In connection with the sale of the old notes, Amy Acquisition Corp. and the subsidiaries of AmeriPath who guaranteed the obligations under the old notes, who we collectively refer to as the subsidiary guarantors, entered into a registration rights agreement with the initial purchasers. Under the terms of that agreement, we agreed to:
	•	file a registration statement with respect to an offer to exchange the old notes for the exchange notes within 90 days of the date on which the old notes were purchased by the initial purchasers,
	•	cause the registration statement to be declared effective prior to 180 days after the initial purchase date,
	•	consummate the exchange offer within 220 days after the initial purchase date and
	•	file a shelf registration statement to cover resales of the old notes if we cannot effect an exchange offer and under certain other circumstances.

If we and the subsidiary guarantors fail to meet any of these requirements, it will constitute a default under the registration rights agreement and we and the subsidiary guarantors must pay additional interest on the notes of up to 0.25% per annum for the first 90-day period after any such default. This interest rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all defaults have been cured, up to a maximum additional interest rate of 1.0% per annum. The exchange offer is being made pursuant to the registration rights agreement and is intended to satisfy the registration rights granted under the registration rights agreement, which registration rights terminate upon completion of the exchange offer.

The Exchange Offer

Exchange Offer	$1,000 principal amount of exchange notes will be issued in exchange for each $1,000 principal amount of old notes validly tendered.
Resale
Based upon interpretations by the staff of the SEC set forth in no-action letters issued to unrelated third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred to you without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:
• are an "affiliate" of ours within the meaning of Rule 405 under the Securities Act,
• are a broker-dealer who purchased the old note directly from us for resale under Rule 144A or any other available exemption under the Securities Act,
• acquired the exchange notes other than in the ordinary course of your business, or
• have an arrangement with any person to engage in the distribution of exchange notes.

However, we have not submitted a no-action letter and there can be no assurance that the SEC will make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on June 30, 2003, which we refer to as the expiration date, unless we, in our sole discretion, extend it.
Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See "The Exchange Offer—Conditions to the Exchange Offer."
Procedure for Tendering Old Notes
If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

We will accept for exchange any and all old notes that are properly tendered in the exchange offer prior to the expiration date. The exchange notes issued in the exchange offer will be delivered promptly following the expiration date. See "The Exchange Offer—Terms of the Exchange Offer."
Special Procedure for Beneficial Owners
If you are the beneficial owner of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender in the exchange offer, you should contact the person in whose name your notes are registered and promptly instruct the person to tender on your behalf.
Guaranteed Delivery Procedures
If you wish to tender your old notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your notes according to the guaranteed delivery procedures. For additional information, you should read the discussion under "The Exchange Offer—Guaranteed Delivery Procedures."
Withdrawal Rights	The tender of the old notes pursuant to the exchange offer may be withdrawn at any time prior to 5:00 p.m. New York City time on the expiration date.
Acceptance of Old Notes and Delivery of Exchange Notes
Subject to the customary conditions, we will accept old notes that are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered as promptly as practicable following the expiration date.
Consequences of Not Tendering
Any old notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the old notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the old notes under the federal securities laws. See "The Exchange Offer—Consequences of Not Tendering."

Interest on the Exchange Notes and the Old Notes
The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the old notes or, if no interest has been paid, from March 27, 2003. Interest on the old notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.
Certain U.S. Federal Tax Consequences
The exchange of old notes for exchange notes by tendering holders will not be a taxable exchange for federal income tax purposes, and such holders will not recognize any taxable gain or loss or any interest income for federal income tax purposes as a result of such exchange. See "Certain U.S. Federal Tax Consequences."
Exchange Agent	U.S. Bank National Association, the trustee under the indenture governing the notes, is serving as exchange agent in connection with the exchange offer.
Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Summary of the Terms of the Exchange Notes

Issuer	AmeriPath, Inc.
Securities Offered	$275,000,000 in aggregate principal amount of 10 1/2% senior subordinated notes due 2013.
Maturity Date	April 1, 2013.
Interest	10 1/2% per annum, payable semi-annually in arrears on April 1 and October 1, commencing on October 1, 2003.
Guarantees	The exchange notes will be unconditionally guaranteed, jointly and severally and on an unsecured senior subordinated basis, by the subsidiary guarantors.
Ranking	The exchange notes will be our unsecured senior subordinated obligations. The exchange notes and guarantees will rank:
• junior to all of our and the subsidiary guarantors' existing and future senior indebtedness,
• equally with any of our and the subsidiary guarantors' existing and future senior subordinated indebtedness and
• senior to any of our and the subsidiary guarantors' existing and future subordinated indebtedness.

Assuming we had completed the Transactions and applied the proceeds as intended on March 31, 2003, the exchange notes would have ranked junior to approximately $230 million of senior indebtedness, virtually all of which is secured.
Optional Redemption
We may redeem any of the exchange notes at any time and from time to time on or after April 1, 2008, in whole or in part, in cash at the redemption prices described in this prospectus, plus accrued and unpaid interest to the date of redemption. In addition, at any time and from time to time, on or before April 1, 2006, we may redeem up to 35% of the exchange notes with the proceeds of certain equity offerings.
Change of Control
If a change of control of our company occurs, subject to certain conditions, we must give holders of the exchange notes an opportunity to sell to us the exchange notes at a purchase price of 101% of the principal amount of the exchange notes, plus accrued and unpaid interest to the date of the purchase. See "Description of the Exchange Notes—Change of Control."

Certain Covenants	The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:
	•	incur or guarantee additional indebtedness,
	•	pay dividends or make other equity distributions,
	•	purchase or redeem capital stock,
	•	make certain investments,
	•	enter into arrangements that restrict dividends from subsidiaries,
	•	transfer and sell assets,
	•	engage in certain transactions with affiliates and
	•	effect a consolidation or merger.
These limitations are subject to a number of important qualifications and exceptions. See "Description of Exchange Notes—Certain Covenants."
No Public Market for the Exchange Notes
The exchange notes are new issues of securities and will not be listed on any securities exchange or included in any automated quotation system. The initial purchasers of the old notes have advised us that they intend to make a market in the exchange notes. The initial purchasers are not obligated, however, to make a market in the exchange notes, and any such market-making may be discontinued by the initial purchasers in their discretion at any time without notice. See "Plan of Distribution."

For additional information about the exchange notes, see the section of this prospectus entitled "Description of the Exchange Notes."

Risk Factors

        Investment in the exchange notes involves certain risks. You should carefully consider the information under "Risk Factors" and all other information included in this prospectus before investing in the exchange notes.

Additional Information

        AmeriPath was incorporated in Delaware on February 13, 1996. The principal executive offices of AmeriPath are located at 7289 Garden Road, Suite 200, Riviera Beach, Florida 33404. AmeriPath's telephone number is (561) 845-1850. Our website can be found on the Internet at www.ameripath.com. Information on our website is not deemed to be a part of this prospectus.

Summary Pro Forma and Historical Consolidated Financial Information

        The following summary historical financial information is based on our consolidated financial statements included elsewhere in this prospectus. Our consolidated audited financial statements for the year ended December 31, 2002 have been audited by Ernst & Young LLP, our independent auditors. Our consolidated financial statements for the years ended December 31, 2000 and 2001 have been audited by Deloitte & Touche LLP. The consolidated financial information for the three months ended March 31, 2003 has not been audited. The following summary pro forma information is derived from the pro forma financial information set forth in our unaudited pro forma consolidated financial information and the notes thereto included elsewhere in this prospectus.

	Fiscal Year ended December 31,			Pro Forma, As Adjusted Fiscal Year Ended December 31, 2002(1)		Three Months Ended March 31, 2003	Pro Forma, As Adjusted Three Months Ended March 31, 2003(1)
	2000	2001	2002
	(dollars in thousands)
Statement of Operations Data:
Net revenue	$330,094	$418,732	$478,818	$497,412		$118,957	$118,957
Operating costs and expenses:
Cost of services	163,390	200,102	238,573	244,772		62,145	62,145
Selling, general & administrative expense	58,411	71,856	84,868	88,765		21,726	21,726
Provision for doubtful accounts	34,040	48,287	58,170	58,899		14,997	14,997
Amortization expense	16,172	18,659	11,389	12,523		3,107	3,107
Merger-related charges	6,209	7,103	2,836			10,010	—
Asset impairment and related charges	9,562	3,809	2,753	2,753		—	—
Restructuring costs	—	—	—	—		1,196	1,196
Write-off of deferred financing costs	—	—	—	—		957	—

Total operating costs and expenses:	287,784	349,816	398,589	407,712		114,138	103,171

Income from operations	42,310	68,916	80,229	89,700		4,819	15,786
Interest expense	(15,376)	(16,350)	(4,016)	(45,333)		(1,762)	(11,135)
Termination of interest rate swap agreement	—	(10,386)	—	—		—	—
Write-down of investment	—	—	(1,000)	(1,000)		—	—
Other, net	226	145	548	489		33	33

Income before income taxes and extraordinary loss	27,160	42,325	75,761	43,856		3,090	4,684
Provision for income taxes	14,068	18,008	31,120	16,248		3,565	1,838

Income (loss) before extraordinary loss	13,092	24,317	44,641	27,608		(475)	2,846
Extraordinary loss, net of tax benefit	—	(965)	—			—	—

Net (loss) income	$13,092	$23,352	$44,641	$27,608		$(475)	$2,846

Other Financial Data:
EBITDA(2)	$63,145	$94,177	$99,220	$110,179		$10,056	$21,023
Capital expenditures(3)	9,235	7,773	8,744			2,553
Depreciation and amortization(4)	21,291	25,675	19,244	22,951		5,299	5,867
Cash paid for interest(5)	14,645	17,295	3,888	42,760		1,141	10,514
Ratio of total debt to EBITDA				4.57	x
Ratio of EBITDA to cash interest expense				2.58	x
Key Operating Data (at end of period):
Number of pathologists	426	423	437	437
Number of laboratories	42	42	47	47
Net revenue per pathologist	$775	$990	$1,096	$1,138

	At December 31, 2002	At March 31, 2003
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$964	$8,578
Working capital(6)	63,785	67,589
Property and equipment, net	26,126	26,995
Total intangibles and goodwill	552,556	783,045
Total debt	116,253	503,376
Total long-term liabilities	196,811	583,788

(1)
The summary pro forma, as adjusted statement of operations data for the year ended December 31, 2002 gives effect to the applicable pro forma adjustments as if the Transactions and our 2002 acquisitions had occurred on January 1, 2002. The summary pro forma, as adjusted statement of operations data for the three months ended March 31, 2003 gives effect to the applicable pro forma adjustments as if the transactions had occurred on January 1, 2003. The pro forma adjustments are described under "Unaudited Pro Forma Consolidated Financial Information" included elsewhere herein.

(2)
EBITDA represents income from operations plus depreciation and amortization, other than amortization of deferred financing costs. EBITDA, a non-GAAP financial measure, is presented herein because management believes it is a widely accepted financial indicator of the ability to incur and service debt. Our presentation of EBITDA is intended to supplement, and not replace our presentation of net income or other GAAP measures. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

(3)
Capital expenditures information is not available on a pro forma basis.

(4)
Includes approximately $0.5 million, $0.4 million and $0.3 million of amortization of deferred financing costs for 2000, 2001 and 2002, respectively, and $0.1 million of these costs in the first quarter of 2003. Amortization of deferred financing costs for 2002 and for the three months ended March 31, 2003, on a pro forma, as adjusted basis would have been approximately $2.6 million and $0.6 million, respectively.

(5)
Pro forma, as adjusted cash paid for interest is an estimate of what our cash interest expense would have been in 2002 and for the three months ended March 31, 2003 had the Transactions occurred on January 1, 2002 and January 1, 2003, respectively. Timing differences relating to the payment of interest could affect this amount substantially because cash paid for interest is calculated on a cash paid basis and not an accrual basis.

(6)
Computed as total current assets less total current liabilities.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Relating to the Exchange Offer and the Notes

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

        We have a significant amount of indebtedness. As of March 31, 2003, our total debt was $503.4 million, excluding unused revolving loan commitments under our new credit facility, which would have represented approximately 61.2% of our total capitalization. This debt does not include our obligations under our existing contingent notes. See "Contingent Notes and the Cash Collateral Account."

        Our substantial indebtedness could have important consequences for you by adversely affecting our financial condition and thus making it more difficult for us to satisfy our obligations with respect to the notes, including our repurchase obligations. Our substantial indebtedness could:

  •
  increase our vulnerability to adverse general economic and industry conditions,

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, payments under our contingent notes, research and development efforts and other general corporate purposes,

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate,

  •
  place us at a competitive disadvantage compared to our competitors that have less debt and

  •
  limit our ability to borrow additional funds.

Despite our level of indebtedness, we will be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

        We will be able to incur significant additional indebtedness in the future. Although the indenture governing the notes and the credit agreement governing our new credit facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. The restrictions also do not prevent us from incurring obligations that do not constitute indebtedness. Our new credit facility provides for $225.0 million of term loans and revolving loan commitments of up to an additional $65.0 million. To the extent new debt is added to our current debt levels, the substantial leverage risks described above would increase. See "Description of Certain Other Indebtedness—Description of the New Credit Facility" and "Description of the Exchange Notes."

The terms of our new credit facility and the indenture relating to the notes may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

        Our new credit facility contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests. Our new credit facility includes covenants restricting, among other things, our ability to:

  •
  incur additional debt,

  •
  pay dividends and make restricted payments,

  •
  create liens,

  •
  use the proceeds from sales of assets and subsidiary stock,

  •
  enter into sale and leaseback transactions,

  •
  make capital expenditures,

  •
  change our business,

  •
  enter into transactions with affiliates and

  •
  transfer all or substantially all of our assets or enter into merger or consolidation transactions.

        The indenture relating to the notes also contains numerous operating and financial covenants including, among other things, restrictions on our ability to:

  •
  incur additional debt,

  •
  pay dividends or purchase our capital stock,

  •
  make investments,

  •
  enter into transactions with affiliates,

  •
  sell or otherwise dispose of assets and

  •
  merge or consolidate with another entity.

        Our new credit facility also includes financial covenants, including requirements that we maintain:

  •
  a minimum interest coverage ratio,

  •
  a minimum fixed charge coverage ratio and

  •
  a maximum leverage ratio.

These financial covenants will become more restrictive over time.

        A failure by us to comply with the covenants contained in our new credit facility or the indenture could result in an event of default. In the event of any default under our new credit facility, the lenders under our new credit facility could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable, enforce their security interest, require us to apply all of our available cash to repay these borrowings, even if the lenders have not declared a default, or prevent us from making debt service payments on the notes, any of which would result in an event of default under the notes. In addition, future indebtedness could contain financial and other covenants more restrictive than those applicable to our new credit facility and the notes. See "Description of Certain Other Indebtedness—Description of the New Credit Facility" and "Description of the Exchange Notes."

We may not be able to generate sufficient cash flow to meet our debt service obligations, including payments on the notes.

        Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive, regulatory, legislative and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, including payments on the notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible or that any assets could be sold on acceptable terms or otherwise. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations under the notes.

Your right to receive payments on the notes is unsecured and is junior to virtually all of our and our subsidiary guarantors' existing indebtedness and possibly all of our future borrowings.

        The notes and the guarantees will be subordinated to the prior payment in full of our and our subsidiary guarantors' current and future senior debt. As of March 31, 2003, we and our subsidiary guarantors had approximately $230 million of senior debt. We also have $65.0 million in revolving loan commitments under our new credit facility. The indenture relating to the notes permits us and our subsidiary guarantors to incur additional senior debt. Because the notes are unsecured and because of the subordination provision of the notes, in the event of the bankruptcy, liquidation or dissolution of us or any subsidiary guarantor, our assets and the assets of the subsidiary guarantors would be available to pay obligations under the notes only after all payments had been made on our and the subsidiary guarantors' senior debt, including debt under our new credit facility. We cannot assure you that sufficient assets will remain after all these payments have been made to make any payments on the notes, including payments of interest when due. Because of these subordination provisions, you may recover less ratably than our other creditors in a bankruptcy, liquidation or dissolution. In addition, all payments on the notes and the guarantees will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 consecutive days in the event of non-payment defaults on specified senior debt. See "Description of the Exchange Notes—Ranking."

The notes are not secured by our assets nor those of our subsidiary guarantors, and the lenders under our new credit facility will be entitled to remedies available to a secured lender, which gives them priority over you to collect amounts due to them.

        In addition to being subordinated to all our existing and future senior debt, the notes and the guarantees will not be secured by any of our assets. Our obligations under our new credit facility are secured by, among other things, a first priority pledge of all our common stock, substantially all our assets, substantially all the assets of certain of our existing and subsequently acquired or organized subsidiaries and the restricted cash held by our parent in the contingent note cash collateral account. If we become insolvent or are liquidated, or if payment under our new credit facility or in respect of any other secured indebtedness is accelerated, the lenders under our new credit facility or holders of other secured indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law in addition to any remedies that may be available under documents pertaining to our new credit facility or other senior debt. Upon the occurrence of any default under our new credit facility, and even without accelerating the indebtedness under our new credit facility, the lenders may be able to prohibit the payment of the notes and guarantees either by limiting our ability to access our cash flow or under the subordination provisions contained in the indenture governing the notes. See

"Description of Certain Other Indebtedness—Description of the New Credit Facility" and "Description of the Exchange Notes."

Not all of our subsidiaries will guarantee the notes, and the assets of our non-guarantor subsidiaries may not be available to make payments on the notes.

        The guarantors of the notes will not include all of our subsidiaries. The historical consolidated financial information and the pro forma consolidated financial information included in this prospectus, however, are presented on a combined basis, including both our guarantor and non-guarantor subsidiaries. At March 31, 2003, the total debt of our non-guarantor subsidiaries was less than $10 million, including trade payables. In the event that any non-guarantor subsidiary becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its indebtedness and its trade creditors generally will be entitled to payment on their claims from the assets of that subsidiary before any of those assets are made available to us. Consequently, your claims in respect of the notes will be effectively subordinated to all of the liabilities of our non-guarantor subsidiaries, including trade payables, and the claims, if any, of any third party holders of preferred equity interests in our non-guarantor subsidiaries.

A substantial portion of our assets are held by, and a substantial portion of our income is derived from, our subsidiaries, and the senior debt of our subsidiary guarantors may restrict payment on the notes.

        We hold a substantial portion of assets through our subsidiaries and derive a substantial portion of our operating income from our subsidiaries. We are dependent on the earnings and cash flow of our subsidiaries to meet our obligations with respect to the notes. We cannot assure you that our subsidiaries will be able to, or be permitted to, pay to us amounts necessary to service the notes. In certain circumstances, the indenture governing the notes permits our subsidiary guarantors to enter into agreements that can limit our ability to receive distributions from our subsidiaries. In the event we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

There may be no active trading market for the notes.

        The exchange notes will constitute a new issue of securities for which there is no established trading market. We do not intend to list the exchange notes on any national securities exchange or to seek the admission of the exchange notes for quotation through the National Association of Securities Dealers Automated Quotation System. Although the initial purchasers have advised us that they currently intend to make a market in the old notes, and the exchange notes, if issued, they are not obligated to do so and may discontinue such market making activity at any time without notice. In addition, market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer and the pendency of any shelf registration statement. Although the exchange notes will be eligible for trading in The Portalsm Market, there can be no assurance as to the development or liquidity of any market for the exchange notes, the ability of the holders of the exchange notes to sell their exchange notes or the price at which the holders would be able to sell their exchange notes.

We may not be able to fulfill our repurchase obligations in the event of a change of control.

        Upon the occurrence of any change of control, we will be required to make a change of control offer to repurchase the notes. Any change of control also would constitute a default under our new credit facility. Therefore, upon the occurrence of a change of control, the lenders under our new credit facility would have the right to accelerate their loans, and we would be required to prepay all of our outstanding obligations under our new credit facility. Also, as our new credit facility generally prohibits us from purchasing any notes, if we do not repay all borrowings under our new credit facility first or obtain the consent of the lenders under our new credit facility, we will be prohibited from purchasing the notes upon a change of control.

        In addition, if a change of control occurs, there can be no assurance that we will have available funds sufficient to pay the change of control purchase price for any or all of the notes that might be delivered by holders of the notes seeking to accept the change of control offer and, accordingly, none of the holders of the notes may receive the change of control purchase price for their notes. Our failure to make the change of control offer or pay the change of control purchase price when due would result in a default under the indenture governing the notes. See "Description of the Exchange Notes—Defaults."

Fraudulent conveyance laws could void our obligations under the notes.

        The proceeds from the sale of the old notes were applied, together with other available funds, to make payments to former stockholders of AmeriPath in connection with the March 27, 2003 merger. Our incurrence of debt under the notes may be subject to review under federal and state fraudulent conveyance laws if a bankruptcy, reorganization or rehabilitation case or a lawsuit, including circumstances in which bankruptcy is not involved, were commenced by, or on behalf of, our unpaid creditors or unpaid creditors of our guarantors at some future date. Federal and state statutes allow courts, under specific circumstances, to void notes and guaranties and require noteholders to return payments received from debtors or their guarantors. As a result, an unpaid creditor or representative of creditors could file a lawsuit claiming that the issuance of the notes constituted a "fraudulent conveyance." To make such a determination, a court would have to find that we did not receive fair consideration or reasonably equivalent value for the notes and that, at the time the notes were issued, we:

  •
  were insolvent,

  •
  were rendered insolvent by the issuance of the notes,

  •
  were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital or

  •
  intended to incur, or believed that we would incur, debts beyond our ability to repay those debts as they matured.

        If a court were to make such a finding, it could void all or a portion of our obligations under the notes, subordinate the claim in respect of the notes to our other existing and future indebtedness or take other actions detrimental to you as a holder of the notes, including in certain circumstances, invalidating the notes.

        The measure of insolvency for these purposes will vary depending upon the law of the jurisdiction being applied. Generally, a company will be considered insolvent for these purposes if the sum of that company's debts is greater than the fair value of all of that company's property, or if the present fair salable value of that company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they mature. Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including the notes, if it determined that the transaction was made with intent to hinder, delay or defraud creditors, or a court could subordinate the indebtedness, including the notes, to the claims of all existing and future creditors on similar grounds. We cannot determine in advance what standard a court would apply to determine whether we were "insolvent" in connection with the sale of the notes.

        The making of the guaranties might also be subject to similar review under relevant fraudulent conveyance laws. A court could impose legal and equitable remedies, including subordinating the obligations under the guaranties to our other existing and future indebtedness or taking other actions detrimental to you as a holder of the notes.

The market price for the notes may be volatile.

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market for the notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of your notes.

If you do not properly tender your old notes, your ability to transfer your old notes will be adversely affected.

        We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate the exchange offer, you would continue to hold old notes that are subject to the existing transfer restrictions.

        In addition, if you tender your old notes for the purpose of participating in a distribution of exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.

        After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding. In addition, if a large amount of old notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such exchange notes.

Some holders who exchange their old notes may be deemed to be underwriters.

        If you exchange your old notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

The interests of our principal stockholders may not be aligned with your interests as a holder of the notes.

        Welsh, Carson, Anderson & Stowe IX, L.P. and its related investors control all of the voting power of the outstanding common stock of our parent and control all of our affairs and policies. Circumstances may occur in which the interests of these equity holders could be in conflict with the interests of the holders of the notes. In addition, these equity holders may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to holders of the notes.

Risks Relating to Our Business

We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, reduce our revenues and harm our business.

        The healthcare industry is highly regulated, and there can be no assurance that the regulatory environment in which we operate will not change significantly and adversely in the future. Several areas of regulatory compliance that may affect our ability to conduct business include:

  •
  federal and state anti-kickback laws,

  •
  federal and state self-referral and financial inducement laws, including the federal physician anti-self referral law, or the Stark Law,

  •
  federal and state false claims laws,

  •
  state laws regarding prohibitions on the corporate practice of medicine,

  •
  state laws regarding prohibitions on fee-splitting,

  •
  federal and state anti-trust laws,

  •
  the Health Insurance Portability and Accountability Act of 1996, or HIPAA,

  •
  federal and state regulation of privacy, security and transmission of health information and

  •
  federal, state and local laws governing the handling and disposal of medical and hazardous waste.

        These laws and regulations are extremely complex. In many instances, the industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations. It also is possible that the courts could ultimately interpret these laws in a manner that is different from our interpretations. While we believe that we are currently in material compliance with applicable laws and regulations, a determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, would have an adverse effect on our business, financial condition and results of operations. For a more complete description of these regulations, see "Government Regulation."

Our business could be materially harmed by future interpretation or implementation of state laws regarding prohibitions on the corporate practice of medicine.

        The manner in which licensed physicians can be organized to perform and bill for medical services is governed by state laws and regulations. Under the laws of some states, business corporations generally are not permitted to employ physicians or to own corporations that employ physicians or to otherwise exercise control over the medical judgments or decisions of physicians.

        We believe that we currently are in compliance with the corporate practice of medicine laws in the states in which we operate in all material respects. Nevertheless, there can be no assurance that regulatory authorities or other parties will not assert that we are engaged in the corporate practice of medicine or that the laws of a particular state will not change. If such a claim were successfully asserted in any jurisdiction, or as a result of such a change in law, we could be required to restructure our contractual and other arrangements, our company and our pathologists could be subject to civil and criminal penalties and some of our existing contracts, including non-competition provisions, could be found to be illegal and unenforceable. In addition, expansion of our operations to other states may require structural and organizational modification of our form of relationship with pathologists, operations or hospitals. These results or the inability to successfully restructure contractual arrangements would have an adverse effect on our business, financial condition and results of operations.

We could be hurt by future interpretation or implementation of federal and state anti-kickback and anti-referral laws.

        Federal and state anti-kickback laws prohibit the offer, solicitation, payment and receipt of remuneration in exchange for referrals of products and services for which payment may be made by Medicare, Medicaid or other federal and state healthcare programs. Federal and state anti-referral laws, including the Stark Law, ban payments to physicians for referrals of patients to health care providers with whom the physicians or their immediate family members have a financial relationship for services for which payment may be made by Medicare or Medicaid. A violation of any of these laws could result in monetary fines, civil and criminal penalties and exclusion from participation in Medicare, Medicaid or other federal or state healthcare programs, which accounted for approximately 20% of our revenues in 2002 and for the first quarter of 2003.

        Some of our physicians hold contingent notes issued in connection with acquisitions we have completed, are party to compensation arrangements with us and, prior to the merger, owned AmeriPath common stock. Although we believe that none of these constitute an unlawful kickback under federal and state anti-kickback laws, government authorities may take a contrary position. Furthermore, although we believe that our financial relationships with our physicians and our referral practices do not violate federal and state anti-referral laws, including the Stark Law, the government may take a contrary position, or a prohibited referral may be made by one of our physicians without our knowledge. If our financial relationships with our physicians were found to be unlawful or unlawful referrals were found to have been made, we or they could be fined, become subject to government recoupment of fees previously paid to us and forfeiture of revenues due to us or become subject to civil and criminal penalties. In such situations, we also may be excluded from participation in Medicare, Medicaid and other federal and state healthcare programs. Any one of these consequences could have an adverse effect on our business, financial conditions and results of operations.

Our business could be harmed by future interpretation or implementation of state law prohibitions on fee-splitting.

        Many states prohibit the splitting or sharing of fees between physicians and non-physicians. We believe our arrangements with pathologists and operations comply in all material respects with the fee-splitting laws of the states in which we operate. Nevertheless, it is possible that regulatory authorities or other parties could claim we are engaged in fee-splitting. If such a claim were successfully asserted in any jurisdiction, our pathologists could be subject to civil and criminal penalties, including loss of licensure, and we could be required to restructure our contractual and other arrangements. In addition, expansion of our operations to new states with fee-splitting prohibitions may require structural and organizational modification to the form of our current relationships which may be less profitable. A claim of fee-splitting or modification of our business to avoid such a claim could have an adverse effect on our business, financial condition and results of operations.

Federal and state regulation of privacy could cause us to incur significant costs.

        The Federal Trade Commission, or FTC, pursuant to consumer protection laws, and the Department of Health and Human Services, or HHS, pursuant to HIPAA, regulate the use and disclosure of information we may have about our patients. Many states also have laws regarding privacy of health information. While we believe that we are in compliance with FTC and state laws regarding privacy, as well as the HIPAA privacy regulations, these laws are complex and will have an impact upon our operations. Violations of the privacy regulations are punishable by civil and criminal penalties. In addition, while individuals do not have a private right of action under HIPAA, the privacy regulations may be viewed by the courts as setting a standard of conduct, which the failure to meet could give rise to a private claim.

We are subject to significant professional or other liability claims and we cannot assure you that insurance coverage will be available or sufficient to cover such claims.

        We may be sued under physician liability or other liability law for acts or omissions by our pathologists, laboratory personnel and hospital employees who are under the supervision of our hospital-based pathologists. We and our pathologists periodically become involved as defendants in medical malpractice and other lawsuits, some of which are currently ongoing, and are subject to the attendant risk of substantial damage awards. We believe that we have a prudent risk management program, which includes our captive insurance arrangements and our excess liability insurance coverage as well as indemnity agreements from third parties.

        Through June 30, 2002, we were insured for medical malpractice risks on a claims made basis under traditional professional liability insurance policies. In July 2002, we began using a captive insurance program to partially self-insure our medical malpractice risk. Under the captive insurance program we retain more risk for medical malpractice costs, including settlements and claims expenses, than under our prior coverage. We have no aggregate excess stop loss protection under our captive insurance arrangements, meaning there is no aggregate limitation on the amount of risk we retain under these arrangements. Because of our self-insurance arrangements and our lack of aggregate excess stop loss protection, professional malpractice claims could result in substantial uninsured losses. In addition, it is possible that the costs of our captive insurance arrangements and excess insurance coverage will rise, causing us either to incur additional costs or to further limit the amount of our coverage. Further, our insurance does not cover all potential liabilities arising from governmental fines and penalties, indemnification agreements and certain other uninsurable losses. For example, from time to time we agree to indemnify third parties, such as hospitals and national clinical laboratories, for various claims that may not be covered by insurance. As a result, we may become responsible for substantial damage awards that are uninsured. We are currently subject to indemnity claims, which if determined adversely to us, could result in substantial uninsured losses. Therefore, it is possible that pending or future claims will not be covered by or will exceed the limits of our insurance coverage and indemnification agreements or that third parties will fail or otherwise be unable to comply with their obligations to us.

Government programs account for approximately 20% of our revenues, so a decline in reimbursement rates from government programs would harm our revenues and profitability.

        We derived approximately 20% of our net revenue in 2002 and for the first quarter of 2003 from payments made by government programs, principally Medicare and Medicaid. These programs are subject to substantial regulation by federal and state governments. Any changes in reimbursement policies, practices, interpretations or statutes that place limitations on reimbursement amounts or change reimbursement coding practices could materially harm our business by reducing revenues and lowering profitability. Increasing budgetary pressures at both the federal and state levels and concerns over escalating costs of healthcare have led, and may continue to lead, to significant reductions in healthcare reimbursements, which would have an adverse effect on our business, financial condition and results of operations.

We incur financial risk related to collections as well as potentially long collection cycles when seeking reimbursement from third-party payors.

        Substantially all of our net revenues are derived from services for which our operations charge on a fee-for-service basis. Accordingly, we assume the financial risk related to collection, including potential write-offs of doubtful accounts, and long collection cycles for accounts receivable, including reimbursements by third-party payors, such as governmental programs, private insurance plans and managed care organizations. Our provision for doubtful accounts for the year ended December 31, 2002 and the three months ended March 31, 2003 was 12.1% and 12.6%, respectively, of net revenues, with net revenues from inpatient services having a provision for doubtful accounts of approximately 21.9% and 21.4%, respectively. If our revenue from hospital-based services increases as a percentage of our total net revenues, our provision for doubtful accounts as a percentage of total net revenues may increase. Increases in write-offs of doubtful accounts, delays in receiving payments or potential retroactive adjustments and penalties resulting from audits by payors could have an adverse effect on our business, financial condition and results of operations.

        In addition to services billed on a fee-for-service basis, our hospital-based pathologists in their capacities as medical directors of hospitals' clinical laboratories, microbiology laboratories and blood banking operations bill non-Medicare patients according to a fee schedule for their clinical professional component, or CPC, services. Our historical collection experience for CPC services is significantly lower than other anatomic pathology procedures. See "Business—Billing." Hospitals and third party payors are continuing to increase pressure to reduce our revenue from CPC services, including but not limited to encouraging their patients not to pay us for such services.

The continued growth of managed care may have a material adverse effect on our business.

        The number of individuals covered under managed care contracts or other similar arrangements has grown over the past several years and may continue to grow in the future. In addition, Medicare and Medicaid and other government healthcare programs may continue to shift to managed care. In 2002 and the first quarter of 2003, approximately 53% and 58%, respectively, of our net revenue was derived from reimbursements from managed care organizations. Entities providing managed care coverage have reduced payments for medical services in numerous ways, including entering into arrangements under which payments to a service provider are capitated, limiting testing to specified procedures, denying payment for services performed without prior authorization and refusing to increase fees for specified services. These trends reduce our revenues and limit our ability to pass cost increases to our customers. Also, if these or other managed care organizations do not select us as a participating provider, we may lose some or all of that business, which could have an adverse effect on our business, financial condition and results of operations.

There has been an increasing number of state and federal investigations of healthcare companies, which may increase the likelihood of investigations of our business practices and the possibility that we will become subject to lawsuits.

        Prosecution of fraudulent practices by healthcare companies is a priority of the United States Department of Justice, HHS's Office of the Inspector General, or OIG, and state authorities. The federal government has become more aggressive in examining laboratory billing practices and seeking repayments and penalties allegedly resulting from improper billing practices, such as using an improper billing code for a test to realize higher reimbursement. While the primary focus of this initiative has been on hospital laboratories and on routine clinical chemistry tests, which comprise only a small portion of our revenues, the scope of this initiative could expand, and it is not possible to predict whether or in what direction the expansion might occur. In certain circumstances, federal and some state laws authorize private whistleblowers to bring false claim or qui tam suits against providers on behalf of the government and reward the whistleblower with a portion of any final recovery. In addition, the federal government has engaged a number of non-governmental audit organizations to assist in tracking and recovering false claims for healthcare services.

        Since investigations relating to false claims have increased in recent years, it is more likely that companies in the healthcare industry, like us, could become the subject of a federal or state civil or criminal investigation or action. While we believe that we are in compliance in all material respects with federal and state fraud and abuse statutes and regulations, and we monitor our billing practices and hospital arrangements for compliance with prevailing industry practices under applicable laws, these laws are complex and constantly evolving, and it is possible that governmental investigators may take positions that are inconsistent with our practices. Moreover, even when the results of an investigation or a qui tam suit are favorable to a company, the process is time consuming and legal fees and diversion of company management focus are expensive. Any lengthy investigation could have an adverse effect on our business, financial condition and results of operations.

Investigations of entities with which we do business could adversely affect us.

        HCA Inc., or HCA, has been under investigation with respect to fraud and abuse issues. As of March 31, 2003, we provided medical director services for 27 HCA hospital laboratories. As a result, the government's investigation of HCA could result in investigations of one or more of our operations. Furthermore, we recently received subpoenas from the United States Attorney's office in Tampa, Florida to deliver Medicare billing records and other documents relating to alleged financial inducements received by a Florida physician who is not a pathologist with our company but is one of our clients. We are providing information to the United States Attorney's office and intend to cooperate in the investigation. We also are conducting our own internal investigation of the matter. It is not possible at this point in the investigation to determine whether the government will pursue action against us or to assess the merits of possible defenses we may have to any such action. Accordingly, no assurances can be given regarding the ultimate outcome of the investigation. Any action against us by the United States Attorney's office could result in fines or penalties being imposed upon us.

We derive a significant portion of our revenues from short-term hospital contracts and hospital relationships that can be terminated without penalty.

        Many of our hospital contracts may be terminated prior to the expiration of the initial or any renewal term by either party with relatively short notice and without cause. We also have business relationships with hospitals that are not governed by written contracts and may be terminated by the hospitals at any time. Loss of a hospital contract or relationship would not only result in a loss of net revenue but may also result in a loss of the outpatient net revenue derived from our association with the hospital and its medical staff. Any such loss could also result in an impairment of the balance sheet value of the assets we have acquired or may acquire, requiring substantial charges to earnings. Continuing consolidation in the hospital industry resulting in fewer hospitals and fewer laboratories enhances the risk that some of our hospital contracts and relationships may be terminated, which could have an adverse effect on our business, financial condition and results of operations.

If we cannot effectively implement our internal growth strategy, it would materially and adversely affect our business and results of operations.

        Our focus on internal growth, which is based upon our existing relationships and services offered, is a departure from our prior focus on growth through acquisitions. The success of our strategy rests upon increasing testing volumes, improving the mix of our services and obtaining more favorable pricing, all of which will result in a greater focus on our sales and marketing function. The success of this strategy also is dependent upon our ability to hire and retain qualified personnel, including pathologists, to develop new areas of expertise and new customer relationships and to expand our current relationships with existing customers. There can be no assurance that we will be able to make our new strategy a success.

We may inherit significant liabilities from operations that we have acquired or acquire in the future.

        We perform due diligence investigations with respect to potential liabilities of acquired operations and typically obtain indemnification from the sellers of such operations. Nevertheless, undiscovered claims may arise, and liabilities for which we become responsible may be material and may exceed either the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties. Claims or liabilities of acquired operations may include matters involving compliance with laws, including healthcare laws. While we believe, based on our due diligence investigations, that our acquired operations were generally in compliance with applicable healthcare laws prior to their acquisition, they may not have been in full compliance and we may become accountable for their non-compliance. A violation of the healthcare laws could result in monetary fines, government recoupment of fees previously paid to us, forfeiture of revenues due to us or civil and criminal penalties. In such situations, we may also be excluded from participation in Medicare, Medicaid and other federal and state healthcare programs. Any one of these consequences could have an adverse effect on our business, financial condition and results of operations.

We have significant contingent liabilities payable to many of the sellers of operations that we have acquired.

        In connection with our past acquisitions, we typically have agreed to pay the sellers additional consideration in the form of contingent note obligations. Payment on these contingent notes typically depends upon the financial performance of the acquired operation or the retention of specified hospital contracts over periods ranging from three to five years after the acquisition. The amount of these contingent note payments cannot be determined until the contingency periods terminate and the level of the performance is ascertainable. As of March 31, 2003, if the minimum performance that would result in the maximum amount being payable for existing contingent notes were achieved, we would be obligated to make principal payments of approximately $127.8 million over the next five years. Lesser amounts would be paid if the maximum criteria are not met. Although we believe we will be able to make payments on existing contingent notes from the cash collateral account of $67.0 million that is held by our parent after the consummation of the Transactions, it is possible that such payments, or payments on additional contingent notes issued as part of future acquisitions, could cause significant liquidity problems for us. See "The Transactions," "Description of Certain Other Indebtedness—Description of Our Parent's Senior Subordinated Notes" and "Contingent Notes and the Cash Collateral Account."

We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

        Our acquisitions have resulted in significant increases in net identifiable intangible assets and goodwill. Net identifiable intangible assets, which include hospital contracts, physician client lists, management service agreements and laboratory contracts acquired in acquisitions, were approximately $272.1 million at March 31, 2003, representing approximately 28.0% of our total assets. Goodwill, which relates to the excess of cost over the fair value of the net assets of the businesses acquired, was approximately $510.9 million at March 31, 2003, representing approximately 52.6% of our total assets. Goodwill and net identifiable intangible assets are recorded at fair value on the date of acquisition and, under Financial Accounting Standards Board Statement No. 142, will be reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in performance of the acquired company, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business, and a variety of other circumstances. The amount of any impairment must be written off. We evaluated our recorded goodwill and identifiable intangible assets as of December 31, 2002 and determined that there was no asset impairment charge required with respect to our intangible assets. We may not ever realize the full value of our intangible assets. Any future determination requiring the write-off of a significant portion of intangible assets would have an adverse effect on our financial condition and results of operations.

Our business is highly dependent on the recruitment and retention of qualified pathologists and the retention of our key executives.

        Our business is dependent upon recruiting and retaining pathologists, particularly those with subspecialties, such as dermatopathology, hematopathology, immunopathology and cytopathology. While we have been able to recruit and retain pathologists in the past, we may be unable to continue to do so in the future as competition for the services of pathologists increases. In addition, we may need to provide more compensation to our pathologists in order to enhance our recruitment and retention efforts and may be unable to recover these increased costs through price increases. The relationship between the pathologists and their respective local medical communities is important to the operation and continued profitability of each of our local operations. Loss of even one of our pathologists could lead to the loss of hospital contracts or other sources of revenue derived from our relationship with the pathologist. For the years ending 2000, 2001 and 2002, turnover rates for our pathologists were 10.0%, 8.8% and 8.4%, respectively. If turnover rates were to increase, our revenues and earnings could be adversely affected.

        In addition, we also rely on the leadership of our executive officers. Brian Carr, our former President, and Jim Billington, our former senior vice president, operations, have each recently terminated employment with us. Also, effective June 2, 2003, we will have a new chief financial officer. We are in discussions with Greg Marsh, our current chief financial officer, as to whether he will transition to another position with our company. If Mr. Marsh or any other executives retire, resign or are terminated by us, we may be unable to replace them on a timely basis, which could have an adverse effect on our business and results of operations.

We may be unable to enforce non-competition provisions with departed pathologists.

        We either directly employ our pathologists or control a physician-owned entity that employs our pathologists. Each of our pathologists typically enters into an employment agreement with us or a company we control. Most of these employment agreements prohibit the pathologist from competing with our company within a defined geographic area and prohibit solicitation of other pathologists, employees or clients for a period of one to two years after termination of employment. We attempt to structure all of these contracts in accordance with applicable laws and to maintain and enforce these contracts as necessary. However, agreements not to compete are subject to many limitations under state law and these limitations may vary from state to state. We cannot predict whether a court will enforce the non-competition covenants in our various employment agreements. A finding that these covenants are unenforceable could have an adverse effect on our business, financial condition and results of operations.

Competition from other providers of pathology services may materially harm our business.

        We have numerous competitors, including anatomic pathology practices, large physician group practices, hospital laboratories, specialized commercial laboratories and the anatomic pathology divisions of some national clinical laboratories. Moreover, companies in other healthcare segments, some of which have previously been customers of ours, such as hospitals, national clinical laboratories, managed care organizations and other third-party payors, may enter our markets and begin to compete with us. For example, we have experienced a substantial decline in the volume of business we receive from Quest Diagnostics, Incorporated, or Quest, a national clinical laboratory company and customer of ours, which has begun to compete with us in some markets. We expect that over the next year Quest will finish internalizing the remainder of the anatomic pathology work subcontracted to us and will no longer be a customer of ours. Some of our competitors may have greater financial resources than us, which could further intensify competition. Increasing competition may erode our customer base, reduce our sources of revenue, cause us to reduce prices, enter into more capitated contracts in which we take on greater pricing risks or increase our marketing and other costs of doing business. Increasing competition may also impede our growth objectives by making it more difficult or more expensive for us to acquire or affiliate with additional pathology operations.

We depend on numerous complex information systems, and any failure to successfully maintain those systems or implement new systems could materially harm our operations.

        We depend upon numerous information systems for operational and financial information, test reporting for our physicians and our complex billing operations. We currently have several major information technology initiatives underway, including the integration of information from our operations. No assurance can be given that we will be able to enhance existing or implement new information systems that can integrate successfully our disparate operational and financial information systems. In addition to their integral role in helping our operations realize efficiencies, these new systems are critical to developing and implementing a comprehensive enterprise-wide management information database. To develop an integrated network, we must continue to invest in and administer sophisticated management information systems. We may experience unanticipated delays, complications and expenses in implementing, integrating and operating our systems. Furthermore, our information systems may require modifications, improvements or replacements as we expand and as new technologies become available. These modifications, improvements or replacements may require substantial expenditures and may require interruptions in operations during periods of implementation. Moreover, implementation of these systems is subject to the availability of information technology and skilled personnel to assist us in creating and implementing the systems. The failure to successfully implement and maintain operation, financial, test reports, billing and physician practice information systems would have an adverse effect on our business, financial condition and results of operations.

Failure to timely or accurately bill for our services may have a substantial negative impact on our revenues, cash flow and bad debt expense.

        Billing for laboratory testing services involves numerous parties and complex issues and procedures. The industry practice is to perform tests in advance of payment and without certainty as to the outcome of the billing process. We bill various payors, such as patients, government programs, physicians, hospitals and managed care organizations. These various payors have different billing information requirements and typically reimburse us only for medically necessary tests and only after we comply with a variety of procedures, such as providing them with Current Procedural Terminology, or CPT, codes and other information. If we do not meet all of the payors' stringent requirements, we may not be reimbursed, which would increase our bad debt expense.

        Among many other factors complicating our billing are:

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  disputes between payors as to which party is responsible for payment,

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  disparity in coverage among various payors and

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  difficulty satisfying the specific compliance requirements and CPT coding of and other procedures mandated by various payors.

        The complexity of laboratory billing also tends to cause delays in our cash collections. Confirming incorrect or missing billing information generally slows down the billing process and increases the age of our accounts receivable. We assume the financial risk related to collection, including the potential write-off of doubtful accounts and delays due to incorrect or missing information.

Our tests and business processes may infringe on the intellectual property rights of others, which could cause us to engage in costly litigation, pay substantial damages or prohibit us from selling our services.

        Other companies or individuals, including our competitors, may obtain patents or other property rights that would prevent, limit or interfere with our ability to develop, perform or sell our tests or operate our business. As a result, we may be involved in intellectual property litigation and may be found to infringe on the proprietary rights of others, which could force us to do one or more of the following:

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  cease developing and performing services that incorporate the challenged intellectual property,

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  obtain and pay for licenses from the holder of the infringed intellectual property right,

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  redesign or reengineer our tests,

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  change our business processes or

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  pay substantial damages, court costs and attorneys' fees, including potentially increased damages for any infringement determined to be willful.

        Infringement and other intellectual property claims, whether with or without merit, can be expensive and time-consuming to litigate. In addition, any requirement to reengineer our tests or change our business processes could substantially increase our costs, force us to interrupt the delivery of our services or delay new test releases.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, each of which are subject to risks and uncertainties. All statements other than statements of historical facts included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements give our current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of AmeriPath and its subsidiaries. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

        These forward-looking statements are based on our expectations and beliefs concerning future events affecting us. They are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus, including the risks outlined under "Risk Factors," will be important in determining future results.

        Because of these factors, we caution that investors should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

THE EXCHANGE OFFER

Purpose and Effect

        Concurrently with the sale of the old notes on March 27, 2003, we entered into a registration rights agreement with the initial purchasers of the old notes. The registration rights agreement requires us to file a registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of the registration statement, offer to the holders of the old notes the opportunity to exchange their old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that we must cause the registration statement to be declared effective within 180 days of the issue date of the old notes and must consummate the exchange offer within 40 days after the effective date of our registration statement.

        Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay certain liquidated damages on the old notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of old notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the old notes will continue to be subject to certain restrictions on transfer. Additionally, the liquidity of the market for the old notes could be adversely affected upon consummation of the exchange offer. See "Risk Factors—If you do not properly tender your old notes, your ability to transfer your old notes will be adversely affected."

        In order to participate in the exchange offer, a holder must represent to us, among other things, that:

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  the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder,

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  the holder is not engaging in and does not intend to engage in a distribution of the exchange notes,

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  the holder does not have an arrangement or understanding with any person to participate in the distribution of the exchange notes,

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  the holder is not an "affiliate," as defined under Rule 405 under the Securities Act, of AmeriPath or any subsidiary guarantor, and

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  if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired a result of market-making or other trading activities, then the holder will deliver a prospectus in connection with any resale of such exchange notes.

        Under certain circumstances specified in the registration rights agreement, we may be required to file a "shelf" registration statement for a continuous offer in connection with the old notes pursuant to Rule 415 under the Securities Act.

        Based on an interpretation by the SEC's staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

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  is an "affiliate," within the meaning of Rule 405 under the Securities Act, of AmeriPath or any subsidiary guarantor,

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  is a broker-dealer who purchased old notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act,

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  acquired the exchange notes other than in the ordinary course of the holder's business,

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  has an arrangement with any person to engage in the distribution of the exchange notes, or

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  is prohibited by any law or policy of the SEC from participating in the exchange offer.

        Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC's staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution." Broker-dealers who acquired old notes directly from us and not as a result of market making activities or other trading activities may not rely on the staff's interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the old notes.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on June 30, 2003, or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount.

        The exchange notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the old notes.

        As of the date of this prospectus, $275.0 million in aggregate principal amount of old notes were outstanding, and there was one registered holder, a nominee of the Depository Trust Company. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

        We will be deemed to have accepted validly tendered old notes when and if we have given oral or written notice thereof to U.S. Bank, National Association, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading "—Conditions to the Exchange Offer" or otherwise, certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes as promptly as practicable after the expiration date unless the exchange offer is extended.

        Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See "—Fees and Expenses."

Expiration Date; Extensions; Amendments

        The expiration date shall be 5:00 p.m., New York City time, on June 30, 2003, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and will also disseminate notice of any extension by press release or other public announcement prior to 9:00 a.m., New York City time. We reserve the right, in our sole discretion:

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  to delay accepting any old notes, to extend the exchange offer or, if any of the conditions set forth under "—Conditions to the Exchange Offer" shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

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  to amend the terms of the exchange offer in any manner.

        In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Procedures for Tendering

        Only a holder of old notes may tender the old notes in the exchange offer. Except as set forth under "—Book-Entry Transfer," to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

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  certificates for the old notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date or

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  a timely confirmation of a book-entry transfer, or a book-entry confirmation, of the old notes, if that procedure is available, into the exchange agent's account at The Depository Trust Company, which we refer to as the book-entry transfer facility, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or you must comply with the guaranteed delivery procedures described below.

        To be tendered effectively, the letter of transmittal and the required documents must be received by the exchange agent at the address set forth under "—Exchange Agent" prior to the expiration date.

        Your tender, if not withdrawn prior to 5:00 p.m., New York City time, on the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

        The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

        Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner's old notes, either make appropriate arrangements to register ownership of the old notes in the beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act unless old notes tendered pursuant thereto are tendered:

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  by a registered holder who has not completed the box entitled "Special Registration Instruction" or "Special Delivery Instructions" on the letter of transmittal, or

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  for the account of an eligible guarantor institution.

        If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible guarantor institution.

        If the letter of transmittal is signed by a person other than the registered holder of any old notes listed in the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder's name appears on the old notes.

        If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

        All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date, unless the exchange offer is extended.

        In addition, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date or, as set forth under "—Conditions to the Exchange Offer," to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

        In all cases, issuance of exchange notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent's account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or, with respect to The Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility according to the book-entry transfer procedures described below, those non-exchanged old notes will be credited to an account maintained with that book-entry transfer facility, in each case, as promptly as practicable after the expiration or termination of the exchange offer.

        Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where those old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See "Plan of Distribution."

Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the old notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the book-entry transfer facility's systems may make book-entry delivery of old notes being tendered by causing the book-entry transfer facility to transfer such old notes into the exchange agent's account at the book-entry transfer facility in accordance with that book-entry transfer facility's procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guaranties and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under "—Exchange Agent" on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

        The Depository Trust Company's Automated Tender Offer Program is the only method of processing exchange offers through The Depository Trust Company. To accept the exchange offer through the Automated Tender Offer Program, participants in The Depository Trust Company must send electronic instructions to The Depository Trust Company through The Depository Trust Company's communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through the Automated Tender Offer Program, the electronic instructions sent to The Depository Trust Company and transmitted by The Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

        If a registered holder of the old notes desires to tender old notes and the old notes are not immediately available, or time will not permit that holder's old notes or other required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

  •
  the tender is made through an eligible guarantor institution;

  •
  prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of a duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of old notes and the amount of the old notes tendered and stating that the tender is being made by guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and

  •
  the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

        Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

        For a withdrawal of a tender of old notes to be effective, a written or, for The Depository Trust Company participants, electronic Automated Tender Offer Program transmission, notice of withdrawal, must be received by the exchange agent at its address set forth under "—Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

  •
  specify the name of the person having deposited the old notes to be withdrawn, whom we refer to as the depositor,

  •
  identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes,

  •
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such old notes into the name of the person withdrawing the tender and

  •
  specify the name in which any such old notes are to be registered, if different from that of the depositor.

        All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those old notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures under "—Procedures for Tendering" at any time on or prior to the expiration date.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of those old notes for exchange or the exchange of the exchange notes for those old notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

        The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

        In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

        All executed letters of transmittal should be directed to the exchange agent. U.S. Bank, National Association has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail; Hand Delivery or Overnight Courier:
U.S. Bank, National Association
Specialized Finance Department
180 East 5th Street
St. Paul, MN 55101
Reference: AmeriPath, Inc.
 By Facsimile (Eligible Institutions Only):
(651) 244-1537
Reference: AmeriPath, Inc.

For Information or Confirmation by Telephone:
(800) 934-6802

        Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

        We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

        Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

Consequences of Not Tendering

        As a result of this exchange offer, we will have fulfilled most of our obligations under the registration rights agreement. Holders who do not tender their old notes, except for limited circumstances involving the initial purchasers or holders of old notes who are not eligible to participate in the exchange offer or who do not receive freely transferrable exchange notes under the exchange offer, will not have any further registration rights under the registration rights agreement or otherwise and will not have rights to receive additional interest. Accordingly, any holder who does not exchange its old notes for exchange notes will continue to hold the untendered old notes and will be entitled to all the rights and subject to all the limitations applicable under the indenture, except to the extent that the rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the exchange offer.

        Any old notes that are not exchanged for exchange notes under the exchange offer will remain restricted securities within the meaning of the Securities Act. In general, the old notes may be resold only:

  •
  to us or any of our subsidiaries,

  •
  inside the United States to a "qualified institutional buyer" in compliance with Rule 144A under the Securities Act,

  •
  inside the United States to an institutional "accredited investor," as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, or an "accredited investor" that, prior to the transfer, furnishes or has furnished on its behalf by a U.S. broker-dealer to the trustee under the indenture a signed letter containing various representations and agreements relating to the restrictions on transfer of the new notes, the form of which letter can be obtained from the trustee,

  •
  outside the United States in compliance with Rule 904 under the Securities Act,

  •
  in reliance on the exemption from registration provided by Rule 144 under the Securities Act, if available, or

  •
  under an effective registration statement under the Securities Act.

        Each accredited investor that is not a qualified institutional buyer and that is an original purchaser of any of the old notes from the initial purchasers will be required to sign a letter confirming that it is an accredited investor under the Securities Act and that it acknowledges the transfer restrictions summarized above.

USE OF PROCEEDS

        The exchange offer is intended to satisfy our obligations under the registration rights agreement, dated March 27, 2003, by and among Amy Acquisition Corp., the subsidiary guarantors party thereto, and the initial purchasers of the old notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. Instead, we will receive in exchange old notes in like principal amount. We will retire or cancel all of the old notes tendered in the exchange offer.

        On March 27, 2003, we issued and sold the old notes. We used the proceeds from the offering of the old notes, borrowings under our new credit facility, the proceeds of equity contributions from our parent and existing AmeriPath cash to finance the Transactions and pay related fees and expenses. See "The Transactions." The equity contributions from our parent were financed with cash proceeds from the issuance of our parent's common stock to Welsh, Carson, Anderson & Stowe IX, L.P. and other equity investors. See "Security Ownership of Certain Beneficial Owners and Management."

        In connection with the Transactions, our parent also issued to WCAS Capital Partners III, L.P., an investment fund affiliated with Welsh, Carson, Anderson & Stowe IX, L.P., $67.0 million in principal amount of our parent's senior subordinated notes and 1,432,313 shares of its common stock for an aggregate purchase price of $67.0 million. The proceeds from this transaction were deposited into a cash collateral account, which cash, subject to some exceptions, will be contributed to us from time to time to fund future payments under our contingent notes related to our prior acquisitions. See "Description of Certain Other Indebtedness—Description of Our Parent's Senior Subordinated Notes" and "Contingent Notes and the Cash Collateral Account."

CAPITALIZATION

        This table should be read in conjunction with the information contained in "Selected Historical Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Certain Other Indebtedness—Description of Our Parent's Senior Subordinated Notes," "Contingent Notes and the Cash Collateral Account" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

        In connection with the Transactions, our parent also issued to WCAS Capital Partners III, L.P., $67.0 million in principal amount of our parent's senior subordinated notes and 1,432,313 shares of its common stock, for an aggregate purchase price of $67.0 million. The proceeds from this transaction were deposited into a cash collateral account, which cash, subject to some exceptions, will be contributed to us from time to time to fund future payments under our contingent notes relating to our prior acquisitions. See "Description of Certain Other Indebtedness—Description of Our Parent's Senior Subordinated Notes" and "Contingent Notes and the Cash Collateral Account."

As of March 31, 2003
(in thousands)
Cash and cash equivalents	$8,578

Debt:
New revolving loan facility(1)	—
New term loan facility	225,000
Senior subordinated notes	275,000
Other debt(2)	3,376

Total debt	503,376
Stockholders' equity	319,667

Total capitalization	$823,043

(1)
The total revolving loan availability is $65.0 million. At the closing of the Transactions, we used approximately $2.0 million of revolving loan availability to issue letters of credit to backstop letters of credit outstanding under our former revolving credit facility. The new revolving credit facility was otherwise undrawn at closing.

(2)
Other debt consists of capital leases and subordinated notes issued or assumed by us in connection with some of our past acquisitions.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

        The following selected historical consolidated financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated audited and condensed consolidated unaudited financial statements. The following selected historical consolidated financial information at and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 has been derived from our consolidated audited financial statements. Our consolidated audited financial statements for the year ended December 31, 2002 have been audited by Ernst & Young LLP, our independent auditors. Our consolidated audited financial statements for the years ended December 31, 1998, 1999, 2000 and 2001 have been audited by Deloitte & Touche LLP. The following selected historical condensed consolidated financial information at and for the three months ended March 31, 2002 and 2003 have been derived from our unaudited financial statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of our financial position and operating results for such periods. We have restated the historical information below for the years ended December 31, 1998, 1999 and 2000 to reflect our combination with Pathology Consultants of America, Inc., also known as Inform DX, on November 30, 2000, which we accounted for as a pooling of interests.

	Fiscal Year ended December 31,					Three Months Ended March 31,
	1998	1999	2000	2001	2002	2002	2003
	(dollars in thousands)					(unaudited)
Statement of Operations Data:
Net revenue	$193,316	$257,432	$330,094	$418,732	$478,818	$112,892	$118,957

Operating costs and expenses:
Cost of services	87,700	122,685	163,390	200,102	238,573	54,340	62,145
Selling, general and administrative expense	36,709	47,159	58,411	71,856	84,868	20,049	21,726
Provision for doubtful accounts	18,698	25,289	34,040	48,287	58,170	13,674	14,997
Amortization expense	9,615	12,827	16,172	18,659	11,389	2,782	3,107
Merger-related charges(1)	—	—	6,209	7,103	2,836	—	10,010
Asset impairment and related charges(2)	—	—	9,562	3,809	2,753	—	—
Restructuring costs(3)	—	—	—	—	—	—	1,196
Write-off of deferred financing costs(4)	—	—	—	—	—	—	957

Total operating costs and expenses	152,722	207,960	287,784	349,816	398,589	90,845	114,138

Income from operations	40,594	49,472	42,310	68,916	80,229	22,047	4,819
Interest expense	(8,560)	(9,573)	(15,376)	(16,350)	(4,016)	(1,053)	(1,762)
Termination of interest rate swap agreement(5)	—	—	—	(10,386)	—	—	—
Write-down of investment(6)	—	—	—	—	(1,000)	—	—
Other, net	150	286	226	145	548	85	33

Income before income taxes and extraordinary loss	32,184	40,185	27,160	42,325	75,761	21,079	3,090
Provision for income taxes	13,941	17,474	14,068	18,008	31,120	8,431	3,565

Income (loss) before extraordinary loss	18,243	22,711	13,092	24,317	44,641	12,648	(475)
Extraordinary loss, net of tax benefit(7)	—	—	—	(965)	—	—	—

Net income (loss)	18,243	22,711	13,092	23,352	44,641	12,648	(475)
Induced conversion and accretion of preferred stock(8)	(75)	(131)	(1,604)	—	—	—	—

Net income (loss) available to common stockholders	$18,168	$22,580	$11,488	$23,352	$44,641	$12,648	$(475)

Other Data:
Ratio of earnings to fixed charges(9)	5.49x	5.80x	3.53x	4.81x	15.33x	16.75x	3.08x
Cash paid for interest	$8,034	$8,924	$14,645	$17,295	$3,888	$832	$1,141

	As of December 31,					As of March 31,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,383	$1,713	$2,418	$3,208	$964	$1,051	$8,578
Total assets	390,413	478,896	562,166	604,440	708,460	630,880	970,850
Total debt	123,917	168,614	201,747	93,322	116,253	100,449	503,376
Convertible redeemable preferred stock	15,373	15,504	—	—	—	—	—
Stockholders' equity	180,378	206,214	249,665	399,190	451,326	415,614	319,667

(1)
In connection with our combination with Inform DX, we recorded $6.2 million and $7.1 million for 2000 and 2001, respectively, of costs related to transaction fees, change in control payments and various exit costs associated with the consolidation of certain operations. In addition, in connection with the Transactions we recorded $2.8 million and $10.0 million in transaction fees in the fourth quarter of 2002 and for the three months ended March 31, 2003, respectively.

(2)
During 2000, we recorded the following asset impairment and related charges: (a) $3.3 million in connection with the termination of our services in South Florida by Quest Diagnostics, Incorporated, or Quest, (b) $5.2 million in connection with a hospital system, where we provided services, filing for bankruptcy resulting in our loss of three hospital contracts and an ambulatory care facility contract and (c) $1.0 million in connection with the loss of a hospital contract in South Florida to a competitor. During the fourth quarter of 2001, we recorded an asset impairment charge of $3.8 million related to the closure of an Alabama laboratory acquired in 1996. During 2002, we recorded pre-tax, non-cash charges consisting of approximately $2.1 million in connection with the write-off of our remaining Quest laboratory contract intangibles and approximately $0.7 million in connection with our termination of a management service agreement in Georgia.

(3)
During the first quarter of 2003, we incurred restructuring costs of $1.2 million in connection with employee severance costs related to a reduction in workforce at our laboratories in Southern California, Philadelphia, Central Florida and North Texas.

(4)
In connection with the termination of a former credit facility during the three months ended March 31, 2003, we wrote-off approximately $1.0 million of previously deferred financing costs.

(5)
In connection with the termination of a former credit facility during the fourth quarter of 2001, we made a one-time pre-tax payment of $10.4 million to terminate our interest rate swap agreement.

(6)
During 2002, we recorded a non-cash, pre-tax write-down of $1.0 million as the result of a decline in the fair value of our investment in a genomics company. Our investment in this company has been completely written down.

(7)
During the fourth quarter of 2001, we terminated a former credit facility and recorded an extraordinary loss, net of tax of approximately $1.0 million in connection with the write-off of previously deferred financing costs.

(8)
During 2000, we recorded a charge of $1.5 million in connection with an induced conversion of preferred stock equal to 247,169 shares of common stock issued at a fair value of $6.22.

(9)
Ratio of earnings to fixed charges is defined as income from operations plus fixed charges over fixed charges. Fixed charges represent interest expense, including amortization of deferred debt costs, plus an estimate of the interest portion of rental expense.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma consolidated financial information has been derived by the application of pro forma adjustments to our historical consolidated financial statements. The unaudited pro forma financial statements for the periods presented give effect to a number of events, including the following:

  •
  borrowings under our new credit facility and the offering of the old notes and the application of the net proceeds therefrom,

  •
  the equity contributions from Welsh, Carson, Anderson & Stowe IX, L.P. and its related investors,

  •
  the merger of AmeriPath with Amy Acquisition Corp. and the related purchase price adjustments and

  •
  our seven acquisitions completed in 2002.

        The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2002 and the three months ended March 31, 2003 give effect to these adjustments, as if they had been consummated on January 1, 2002 and January 1, 2003, respectively. We have not included an unaudited pro forma condensed consolidated balance sheet since the condensed consolidated balance sheet as of March 31, 2003 included in this filing gives effect to the Transactions.

        Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma consolidated financial information. The unaudited pro forma consolidated financial information is for comparative purposes only and does not purport to represent what our financial position or results of operations would actually have been had the Transactions in fact occurred on the assumed dates or to project our results of operations for any future period. The unaudited pro forma consolidated financial information should be read in conjunction with our historical consolidated financial statements and related notes included elsewhere in this prospectus.

        The merger is accounted for, and is presented in the pro forma consolidated financial information, under the purchase method of accounting prescribed in Statement of Financial Accounting Standards No. 141 "Business Combinations," or SFAS No. 141, with intangible assets recorded in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" or SFAS No. 142. The purchase price, including transaction-related fees, has been preliminarily allocated to our tangible and identifiable intangible assets and liabilities based upon our preliminary estimates of fair value, with the remainder allocated to goodwill. In accordance with the provisions of SFAS No. 142, no amortization of indefinite-lived intangible assets or goodwill will be recorded. The purchase accounting adjustments described in the accompanying notes are preliminary. Revisions to the preliminary purchase price allocation may have a significant impact on the pro forma amounts of amortization of intangible assets and the provision for income taxes.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS

For the year ended December 31, 2002

(dollars in thousands)

	AmeriPath Historical	2002 Acquisitions Historical(1)	Pro Forma Acquisition Adjustments		Pro Forma Combined	Pro Forma Transaction Adjustments		Pro Forma As Adjusted
Net revenue	$478,818	$19,042	$(448	)(2)	$497,412			$497,412

Operating costs and expenses:
Cost of services	238,573	11,110	(4,911	)(3)	244,772			244,772
Selling, general and administrative expense	84,868	3,897			88,765			88,765
Provision for doubtful accounts	58,170	729			58,899			58,899
Amortization expense	11,389	—	1,134	(4)	12,523			12,523
Merger-related charges	2,836	—			2,836	$(2,836	)(5)	—
Asset impairment and related charges	2,753	—			2,753			2,753

Total operating costs and expenses:	398,589	15,736	(3,777)		410,548	(2,836)		407,712
Income from operations	80,229	3,306	3,329		86,864	2,836		89,700
Interest expense	(4,016)	(145)	(1,175	)(7)	(5,336)	(39,997	)(8)	(45,333)
Write-down of investment	(1,000)	—			(1,000)			(1,000)
Other, net	548	(59)			489			489

Income before income taxes	75,761	3,102	2,154		81,017	(37,161)		43,856
Provision (benefit) for income taxes	31,120	—	847	(9)	31,967	(15,719	)(9)	16,248

Net income	$44,641	$3,102	$1,307		$49,050	$(21,442)		$27,608

Other Data:
EBITDA	$99,220				$107,343			$110,179
Depreciation and amortization(10)	$19,244				$20,732			$22,951
Ratio of earnings to fixed charges(11)	15.33x							2.91x

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS

For the three months ended March 31, 2003

(dollars in thousands)

	AmeriPath Historical		Pro Forma Adjustments		Pro Forma As Adjusted
Net revenue	$118,957		—		118,957

Operating costs and expenses:
Cost of services	62,145		—		62,145
Selling, general and administrative expense	21,726		—		21,726
Provision for doubtful accounts	14,997		—		14,997
Amortization expense	3,107		—		3,107
Merger-related charges	10,010		(10,010	)(5)	—
Restructuring costs	1,196		—		1,196
Write-off of deferred financing costs	957		(957	)(6)	—

Total operating costs and expenses:	114,138		(10,967)		103,171

Income from operations	4,819		10,967		15,786
Interest expense	(1,762)		(9,373	)(8)	(11,135)
Other, net	33				33

Income before income taxes	3,090		1,594		4,684
Provision (benefit) for income taxes	3,565		(1,727	)(9)	1,838

Net (loss) income	(475)		3,321		2,846

Other Data:
EBITDA	10,056				21,023
Depreciation and amortization(10)	5,299				5,867
Ratio of earnings to fixed charges(11)	3.08	x			2.35	x

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS

(dollars in thousands)

        The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2002 and for the three months ended March 31, 2003 gives effect to our seven acquisitions completed during 2002 and the completion of the Transactions as if the acquisitions and Transactions occurred on January 1, 2002 and January 1, 2003, respectively.

(1)
The 2002 acquisitions historical column represents the unaudited historical operations of our seven 2002 acquisitions from January 1, 2002 to their respective dates of acquisition.

(2)
The adjustment represents the elimination of one month of management service revenue for one of our acquisitions, which was converted to a consolidated operation in February 2002.

(3)
This adjustment to reduce cost of services relates primarily to the reduction of historical physician compensation to the amounts that will be paid to those physicians in accordance with their post acquisition employment agreements.

(4)
This adjustment represents additional amortization for identifiable intangible assets based upon our allocation of purchase price related to our 2002 acquisitions from January 1, 2002 to their respective dates of acquisition. The identifiable intangible assets total approximately $37,000 and are being amortized over periods ranging from 19 to 25 years. In determining the lives of our identifiable intangibles we considered the acquisition's operating history, contract renewals, stability of customer lists, industry statistics and the lives assigned to similar intangibles already recorded on our books.

(5)
This adjustment eliminates non-recurring transaction costs that are directly related to the Transactions, which are included in AmeriPath, Inc.'s financial statements for 2002.

(6)
This adjustment eliminates previously deferred financing costs that were written off in connection with the termination of a former credit facility during the three months ended March 31, 2003.

(7)
This adjustment represents additional interest expense related to amounts borrowed to finance our 2002 acquisitions as if they occurred on January 1, 2002. The adjustment assumes approximately $41,000 of borrowings for those acquisitions at our weighted average borrowing rate for 2002 of approximately 4.1%. This interest was calculated from January 1, 2002, to the respective dates of each acquisition.

(8)
The adjustment to interest expense for the year ended December 31, 2002 and for the three months ended March 31, 2003 represents the elimination of historical interest expense related to amounts that were paid off as a result of the Transactions, including the amortization of previously deferred financing costs. In addition, the adjustment includes the recording of interest expense for the Transactions, including amortization of deferred financing fees and unused commitment fees, as if the Transactions occurred as of January 1, 2002 and January 1, 2003, as applicable. Interest expense for the new term loan facility was calculated based on an outstanding principal amount of $225,000 at an interest rate equal to the 2002 ending three months LIBOR of 1.4% plus a 4.5% credit spread (5.9%) for the year ended December 31, 2002 and at an interest rate equal to LIBOR of 1.3% plus a 4.5% credit spread (5.8%) for the three months ended March 31, 2003. Interest expense for the senior subordinated notes was based on an outstanding principal amount of $275,000 at a rate of 10.5%. The unused commitment fee of 0.5% was calculated assuming the new $65,000 revolving credit facility was undrawn during the year ended December 31, 2002 and the three months ended March 31, 2003. Total deferred debt issuance costs were estimated to be approximately $21,000 at December 31, 2002 and March 31, 2003 and were amortized over periods ranging from six to ten years. The following table summarizes the Transactions-related pro forma interest expense adjustments (in thousands).

	Fiscal Year Ended December 31, 2002	Three Months Ended March 31, 2003
Eliminate interest expense, including debt amortization	$5,336	$1,762
Interest on other subordinated debt	(285)	(82)
Interest on new term loan facility	(13,275)	(3,223)
Interest on senior subordinated notes	(28,875)	(7,120)
Unused commitment fee	(325)	(80)
Amortization of deferred financing costs	(2,573)	(630)

Transactions-related pro forma interest adjustment	$(39,997)	$(9,373)

(9)
Represents the incremental tax effect of the adjustments based upon our effective tax rate of 39.3%. The operations acquired during 2002 did not provide for such taxes in their historical financial statements. The adjustment for the three months ended March 31, 2003 excludes $5,991 of non-deductible transaction costs that did not generate a corresponding tax benefit.

(10)
Depreciation and amortization includes deferred financing costs of approximately $253, $253 and $2,573 for the historical, pro forma combined and pro forma, as adjusted columns, respectively for the year ended December 31, 2002. Depreciation and amortization includes deferred financing costs of approximately $62 and $630 for the historical and pro forma, as adjusted columns, respectively for the three months ended March 31, 2003.

(11)
Ratio of earnings to fixed charges is defined as income from operations plus fixed charges over fixed charges. Fixed charges represent interest expense, including amortization of deferred debt costs, plus an estimate of the interest portion of rental expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read together with the Selected Historical Consolidated Financial Information, Unaudited Pro Forma Consolidated Financial Information and our consolidated financial statements and the related notes included elsewhere in this prospectus. References to "fiscal year" mean the year ending December 31. For example, "fiscal year 2002" or "fiscal 2002" means the period from January 1, 2002 to December 31, 2002.

General

        We are one of the leading anatomic pathology laboratory companies in the United States. We offer a broad range of anatomic pathology laboratory testing and information services used by physicians in the detection, diagnosis, evaluation and treatment of cancer and other diseases and medical conditions. We service an extensive referring physician base through our 15 regional laboratories and 32 satellite laboratories, and we provide inpatient diagnostic and medical director services at more than 200 hospitals. Our services are performed by over 400 pathologists.

        Since our formation in 1996, we have completed over 50 acquisitions of pathology laboratories and operations. In 2000, we merged with Pathology Consultants of America, Inc., also known as Inform DX. The Inform DX merger was accounted for as a pooling of interests. All of our prior years financial information has been restated to reflect the Inform DX merger.

        Because the laws of many states restrict corporations like us from directly employing physicians or owning corporations that employ physicians, we often conduct our business through affiliated entities that we manage and control but do not own. In states where we are under these restrictions, we perform only non-medical administrative and support services, do not represent to the public or our clients that we offer medical services and do not exercise influence or control over the practice of medicine by our physicians. Because of the degree of non-medical managerial control we exercise over our affiliated entities, we consolidate the financial results of these entities with those of our wholly owned operations. We collectively refer to these consolidated entities and our wholly owned operations as our "owned operations." In addition, we also have entered into management agreements with a few anatomic pathology laboratory operations over which we do not exercise non-medical managerial control and, accordingly, do not consolidate with our owned operations. We refer to these operations as our "managed operations." For fiscal year 2002, our revenues from owned operations and managed operations accounted for 94.7% and 5.3% of our total net revenues, respectively. For the three months ended March 31, 2003, our revenues from owned operations and managed operations accounted for 95.4% and 4.6% of our total net revenues, respectively.

The Transactions

        On December 8, 2002, Holdings, which was then known as Amy Holding Company, and its wholly owned subsidiary Amy Acquisition Corp. entered into a merger agreement providing for the merger of Amy Acquisition Corp. with and into AmeriPath, with AmeriPath continuing as the surviving corporation and a wholly owned subsidiary of Holdings. The merger was consummated on March 27, 2003. For more information relating to the merger, see "The Transactions."

Financial Statement Presentation

        The following paragraphs provide a brief description of the most important items that appear in our financial statements and general factors that impact these items.

        Net Revenues.    Net revenues consists of revenues received from patients, third-party payors and others for services rendered. Our same store net revenue is affected by changes in customer volume, payor mix and reimbursement rates. References to "same store" refer to operations that have been included in our financial statements throughout the periods compared, as opposed to operations acquired or divested in one period, and which are not reflected for the entirety of both periods. We provide a discussion of period-to-period changes in same store net revenue, which is a non-GAAP financial measure, in Results of Operations primarily to explain its effect on period-to-period changes in net revenue. Management believes that a presentation of same store net revenue is useful to investors regarding our financial condition and results of operations because it reflects revenue changes in our organic operations, as opposed to revenue changes resulting from acquisitions or divestitures. Management also uses same store net revenue as a measure when awarding sales commissions and bonuses to certain of our employees.

        Cost of Services.    Cost of services consists principally of the compensation and fringe benefits of pathologists, medical malpractice insurance, licensed technicians and support personnel, laboratory supplies, shipping and distribution costs and facility costs. Historically, acquisitions, and the costs associated with additional personnel and facilities, have been the most significant factor driving increases in our cost of services.

        Selling, General and Administrative Expense.    Selling, general and administrative expense primarily includes the cost of field operations, corporate support, sales and marketing, information technology and billing and collections. As we have developed our national sales and marketing infrastructure, our selling, general and administrative expense has increased. In addition, spending on new information technology initiatives historically has contributed to increased expenses in this category.

        Provision for Doubtful Accounts.    Provision for doubtful accounts is affected by our mix of revenue from outpatient and inpatient services. Provision for doubtful accounts typically is higher for inpatient services than for outpatient services due primarily to a larger concentration of indigent and private pay patients, greater difficulty gathering complete and accurate billing information and longer billing and collection cycles for inpatient services. Management service revenue generally does not include a provision for doubtful accounts.

        Amortization Expense.    Our acquisitions have resulted in significant net identifiable intangible assets and goodwill. We record net identifiable intangible assets at fair value on the date of acquisition and amortize these assets over periods ranging from 10 to 40 years. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which required us to cease amortizing goodwill and instead perform a transitional impairment test as of January 1, 2002 and an annual impairment analysis to assess the recoverability of goodwill. The results of both the transitional and annual impairment tests indicated no impairment of goodwill or other indefinite lived intangible. We continually evaluate whether events or circumstances have occurred that may warrant revisions to the carrying values of our goodwill and other identifiable intangible assets or to the estimated useful lives assigned to such assets. Any significant impairment recorded on the carrying values of our goodwill or other identifiable intangible assets would be recorded as a charge to income from operations and a reduction of intangible assets and could materially reduce our profitability in the period in which the charge is recorded.

Recent Trends and Events

        Acquisitions.    During the first three months of 2003, we acquired a start-up operation in Charleston, South Carolina. The total consideration paid by us in connection with this acquisition included cash and the assumption of certain liabilities. During the first three months of 2003, we made contingent note payments of $22.9 million relating to previous acquisitions.

        Medical Malpractice Costs.    In June 2002, we replaced our existing medical malpractice insurance coverage with third party insurance companies with a new self-insurance, or captive, arrangement. We entered into this self-insurance arrangement because we were unable to renew our existing coverage at acceptable rates, which we believe was an industry-wide event. Under our self-insurance structure, we retain more risk for medical malpractice costs, including settlements and claims expense, than under our previous coverage. While we have obtained excess liability coverage for medical malpractice costs, we have no aggregate excess stop loss protection, meaning there is no aggregate limitation on the amount of risk we retain under these arrangements. For fiscal year 2002, our medical malpractice costs were approximately $11.1 million, representing an increase of $6.9 million from fiscal year 2001. This increase included a fourth quarter charge for incurred but not reported claims of $4.0 million. Our medical malpractice costs are based on actuarial estimates of our medical malpractice settlement and claims expense and the costs of maintaining our captive insurance program and excess coverage. We periodically review and update the appropriateness of our accrued liability for medical malpractice costs. Because we retain these risks, in addition to an actual increase in claims or related expenses, a change in the actuarial assumptions upon which our medical malpractice costs are based could materially affect results of operations in a particular period even if we do not experience an actual increase in claims or related expenses.

        Quest contracts.    During the third quarter of 2002, Quest cancelled its contract with our Jacksonville laboratory, and during the first quarter of 2003, Quest cancelled its contract with our Orlando laboratory effective March 31, 2003. In addition, we currently are experiencing declines in the volume of our Quest business in our Philadelphia, North Texas and California laboratories. Quest is in the process of internalizing the anatomic pathology work currently subcontracted to us. Our revenues from Quest in 2001 and 2002 were $27.9 million and $23.3 million, respectively, and in the first quarter of 2002 and 2003 were $6.0 million and $2.3 million, respectively. We expect the amount of revenue from our Quest contracts to continue to decline in 2003. As a result, we are attempting to broaden our customer base in these markets to mitigate the impact of the lost business. During the third quarter of 2002, we recorded a pre-tax, non-cash charge of approximately $2.1 million related to the various contract terminations. We have no further identifiable intangible assets relating to Quest and therefore we do not anticipate any future non-cash charges related to Quest.

        Medicare reimbursement.    On June 28, 2002, the Department of Health and Human Services' Centers for Medicare and Medicaid Services, or CMS, issued proposed revisions to payment policies under the physician fee schedule for calendar year 2003. Under the proposed rule, reimbursement from Medicare for anatomic pathology services would have decreased in 2003. The proposed rule called for an estimated 4.4% reduction in the physician fee schedule conversion factor in order to comply with Congressional budget mandates. In addition, the proposed rule would have reduced the amount of money paid to pathologists for practice and overhead expenses through a reduction in the pathologists' relative value unit factors. In December 2002, CMS published a final rule implementing a 4.4% reduction in the conversion factor mandated by Congress and reduced some pathology relative value unit factors. This rule was scheduled to take effect March 1, 2003. Congress, however, has since granted CMS the authority to recalculate the physician fee schedule conversion factor, which has the effect of rescinding the 4.4% conversion factor reduction and increasing the conversion factor by 1.6%.

Critical Accounting Policies

        Intangible Assets.    As of March 31, 2003, we had net identifiable intangible assets and goodwill of $272.1 million and $510.9 million, respectively. We continually assess whether an impairment in the carrying value of our intangible assets has occurred. If the undiscounted future cash flows over the remaining amortization period of an intangible asset indicates that the value assigned to the intangible asset may not be recoverable, we reduce the carrying value of the intangible asset. We would determine the amount of any such impairment by comparing anticipated discounted future cash flows from acquired businesses with the carrying value of the related assets. In performing this analysis, we consider such factors as current results, trends and future prospects, in addition to other relevant factors. As the result of this analysis, we recorded asset impairment charges of $9.6 million, $3.8 million and $2.8 million for the years ended December 31, 2000, 2001 and 2002, respectively.

        Our identifiable intangible assets include hospital contracts, physician referral lists, laboratory contracts and management service contracts acquired by us in connection with acquisitions. We record these assets at their fair value as of the date of acquisition as determined by us and amortize such amounts over the estimated periods to be benefited, ranging from 10 to 40 years. In determining these amortization periods, we consider each operation's history, contract renewals, stability of physician referral lists and industry statistics. In connection with the Transactions, the allocation of the purchase price is preliminary while we continue to obtain the information to determine the fair value of the assets acquired and the liabilities assumed.

        Revenue Recognition.    We recognize net patient service revenue at the time we perform services. We record unbilled receivables for services rendered during, but billed subsequent to, the reporting period. We report net patient service revenue at the estimated realizable amounts from patients, third-party payors and others for services rendered. Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. We estimate our provision for estimated third-party payor settlements and adjustments in the period the related services are rendered and adjust in future periods as final settlements are determined. We adjust the provision and the related allowance periodically, based upon our evaluation of historical collection experience with specific payors for particular services, anticipated collection levels with specific payors for new services, industry reimbursement trends and other relevant factors.

        Captive Insurance Program.    Through June 30, 2002, we were insured for medical malpractice risks on a claims made basis under traditional insurance policies. We formed a self-insurance, or captive, insurance company, on July 1, 2002 to partially self-insure for medical malpractice costs. The captive arrangement, combined with excess coverage, provides insurance on a per claim basis. We do not have any aggregate excess stop loss protection. We use actuarial estimates to determine accruals for settlement costs, claims expenses and incurred but not reported claims. Actual costs in future periods could differ materially from actuarial studies, depending on the frequency and severity of actual claims experienced.

        Contingent Purchase Price.    Our acquisitions generally have been accounted for using the purchase method of accounting. The aggregate consideration paid, and to be paid, by us in connection with our acquisitions is based on a number of factors, including the acquired operation's demographics, size, local prominence, position in the marketplace and historical cash flows from operations. Assessment of these and other factors, including uncertainties regarding the health care environment, results in our being unable to reach agreement on the final purchase price with sellers of acquired operations. As a result, when acquiring operations we generally have used as consideration a combination of cash, stock, assumed liabilities and contingent notes. Typically, the contingent notes have been structured to provide for payments to sellers upon the achievement of specified levels of operating income by the acquired operations over three to five year periods from the date of acquisition. Some of our contingent notes have been structured to provide for payments to sellers contingent on the retention of specified hospital contracts by the acquired operations. In either case, the contingent notes are not contingent on the continued employment by us of the sellers. If a contingent note payment is earned, we are required to pay the specified amount and interest on this amount. The amount of the payments under our contingent notes cannot be determined until final determination of the operating income levels or other performance targets during the relevant periods specified in the respective agreements. Pursuant to SFAS 141, principal and interest payments made in connection with the contingent notes are accounted for as additional purchase price, which increases our recorded goodwill and, in accordance with generally accepted accounting principles in the United States, are not reflected in our results of operations.

        Provision for Doubtful Accounts and Related Allowance.    We estimate our provision for doubtful accounts in the period the related services are rendered and adjust in future accounting periods as necessary. We base the estimates for the provision and the related allowance on our evaluation of historical collection experience, the aging profile of the accounts receivable, the historical doubtful account write-off percentages, revenue channel, in other words, inpatient as opposed to outpatient, and other relevant factors.

Principles of Consolidation

        Our consolidated financial statements include our accounts and those of our owned operations. As part of the consolidation process, we have eliminated intercompany accounts and transactions. We do not consolidate the results of operations of our managed operations.

Segments

        Our two reportable segments are our owned operations and our managed operations. We determine our segments based upon the type of service performed and our customers. Our owned operations provide anatomic pathology services to hospitals and referring physicians, while our managed operations provide management services to the affiliated physician groups. We evaluate performance based on revenue and income before amortization of intangibles, merger-related charges, asset impairment related charges, interest expense, other income and expense and income taxes, which we refer to as segment operating income. In addition to the business segments above, there are charges that are not allocated to the business segments.

Results of Operations

        The following table outlines, for the periods indicated, selected operating data as a percentage of net revenues.

	Years Ended December 31,			Three Months Ended March 31,
	2000	2001	2002	2002	2003
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Operating costs and expenses:
Cost of services	49.5	47.8	49.8	48.1	52.2
Selling, general and administrative expense	17.7	17.2	17.7	17.8	18.3
Provision for doubtful accounts	10.3	11.5	12.1	12.1	12.6
Amortization expense	4.9	4.4	2.5	2.5	2.6
Merger-related charges	1.9	1.7	0.6	—	8.4
Asset impairment and related charges	2.9	0.9	0.6	—	—
Restructuring costs	—	—	—	—	1.0
Write-off of deferred financing costs	—	—	—	—	0.8

Total operating costs and expenses	87.2	83.5	83.3	80.5	95.9

Income from operations	12.8	16.5	16.7	19.5	4.1
Termination of interest rate swap agreement	—	(2.5)	—	—	—
Write-down of investment	—	—	(0.2)	—	—
Interest (expense) and other income, net	(4.6)	(3.9)	(0.7)	(0.8)	(1.5)

Income before income taxes and extraordinary loss	8.2	10.1	15.8	18.7	2.6
Provision for income taxes	4.2	4.3	6.5	7.5	3.0

Income (loss) before extraordinary loss	4.0	5.8	9.3	11.2	(0.4)
Extraordinary loss, net of tax benefit	—	0.2	—	—	—

Net income (loss)	4.0	5.6	9.3	11.2	(0.4)
Induced conversion and accretion of preferred stock	(0.5)	—	—	—	—

Net income (loss) available to common stockholders	3.5%	5.6%	9.3%	11.2%	(0.4)%

Three months ended March 31, 2003 compared with three months ended March 31, 2002

        Net Revenues.    Net revenues increased by $6.1 million, or 5.4%, from $112.9 million for the three months ended March 31, 2002 to $119.0 million for the three months ended March 31, 2003. Same store net revenue increased $0.5 million or 0.5% from $112.3 million for the three months ended March 31, 2002 to $112.8 million for the three months ended March 31, 2003. Same store revenue, excluding revenue from national labs, for the first quarter increased 5%, or $4.8 million, compared to the first quarter of 2002. For the first quarter, national lab revenue was $2.7 million, down $4.1 million compared to the first quarter of 2002. The national labs continue to reduce the amount of volume they subcontract. National lab revenue is currently estimated to be $1.2 million per quarter and is expected to decline over the rest of the year. In addition, the first quarter of 2003 net revenue was negatively impacted by approximately $3.0 to $3.5 million as the result of severe weather conditions, which reduced the volume of specimens referred to our laboratories. The remaining increase in revenue of $5.6 million resulted from acquired operations during the third and fourth quarters of 2002. Our mix of revenue, excluding national lab revenue, for the first quarter of 2003 was 47% outpatient, 48% inpatient (hospital based) and 5% management services. This compares to a mix, excluding national lab revenue, of 45% outpatient, 50% inpatient (hospital based) and 5% management services in the first quarter of 2002.

        Cost of Services.    Cost of services increased by $7.8 million, or 14.4%, from $54.3 million for the three months ended March 31, 2002 to $62.1 million for the three months ended March 31, 2003. The increase in cost of services was attributable primarily to the 4.5% increase in same store revenue as well as the impact of acquisitions. Cost of services as a percentage of net revenues increased from 48.1% for the three months ended March 31, 2002 to 52.2% for the three months ended March 31, 2003. Gross margin decreased from 51.9% for the first quarter of 2002 to 47.8% for the first quarter of 2003. This gross margin decline was primarily due to increased malpractice costs of approximately $1.7 million. In addition, the gross margin also was negatively impacted by excess capacity costs in locations servicing our Quest contracts. In many markets, because of competition for technicians, periodic salary increases and retention bonuses have been necessary to retain and attract employees. Physician costs increased $4.3 million, or 14.9%, from $29.0 million for the three months ended March 31, 2002 to $33.3 million for the same period of 2003, and histology costs increased $1.3 million, or 11.3%, from $11.3 million for the three months ended March 31, 2002 to $12.6 million for the same period of 2003, with the remaining increases occurring in the areas of customer service, transcription, courier and distribution, speciman receiving and pathologist assistant.

        Selling, General and Administrative Expenses.    Selling, general and administrative expense increased by $1.7 million, or 8.4%, from $20.0 million for the three months ended March 31, 2002 to $21.7 million for the same period of 2003. As a percentage of net revenues, selling, general and administrative expense increased from 17.8% for the three months ended March 31, 2002 to 18.3% for the same period of 2003. Approximately $1.0 million of the increase was attributable to an increase in billing and collection costs, which typically increases as revenue and cash collections increase.

        Provision for Doubtful Accounts.    Our provision for doubtful accounts increased by $1.3 million, or 9.7%, from $13.7 million for the three months ended March 31, 2002 to $15.0 million for the same period in 2003. The provision for doubtful accounts as a percentage of net revenues increased from 12.1% for the three months period ended March 31, 2002 to 12.6% for the same period in 2003. The provisions for doubtful accounts for outpatient revenue and inpatient revenue were approximately 5.5% and 21.4%, respectively.

        Amortization Expense.    Amortization expense increased by $0.3 million, or 11.7%, from $2.8 million for the three months ended March 31, 2002 to $3.1 million for the same period of 2003.

        Merger-related Charges.    The merger related charges of $10.0 million for the three months ended March 31, 2003 relate to the Transactions. These costs were primarily legal, accounting and advisory services and employee change in control payments related to the Transactions.

        Restructuring Costs.    In the first quarter of 2003, we incurred restructuring costs of approximately $1.2 million in connection with employee severance costs in connection with a reduction in workforce at our laboratories in Southern California, Philadelphia, Central Florida and North Texas. We anticipate an additional $1.0 million to be incurred during the second quarter of 2003. It is estimated that these restructuring costs will rationalize excess capacity at certain labs and save approximately $12 to $14 million in annual operating costs.

        Write off of Deferred Financing Costs.    In March 2003, the Company wrote off the remaining balance on its deferred debt issuance costs of approximately $1.0 million related to the termination of its former credit facility.

        Income from Operations.    Income from operations decreased $17.2 million, or 78.1%, from $22.0 million for the three months ended March 31, 2002 to $4.8 million for the same period of 2003.

Income from operations, excluding merger related charges of $10.0 million decreased from $22.0 million for the three months ended March 31, 2002 to $14.8 million for the same period of 2003.

        Interest Expense.    Interest expense increased by $0.7 million, or 67.3%, from $1.1 million for the three months ended March 31, 2002 to $1.8 million for the same period in 2003. This increase was attributable to a higher average amount of debt outstanding associated with the financing of the Transactions and a higher effective interest rate. Our effective interest rate was 5.7% and 4.2% for the three month periods ended March 31, 2003 and 2002, respectively.

        Provision for Income Taxes.    The effective income tax rate was approximately 115.4% and 40.0% for the three-month periods ended March 31, 2003 and 2002, respectively. This rate increased significantly from the prior period primarily due to the nondeductibility of charges relating to the Transactions. The effective tax rate for the three months ended March 31, 2003 excluding the nondeductibility of merger related charges would have been approximately 39.2%.

        Net (Loss) Income.    Net loss for the three months ended March 31, 2003, was $0.5 million, a decrease of $13.1 million, or 103.8%, over the same period in 2002. Excluding the merger related charges described above, net income was $8.0 million, a decrease of $4.7 million over the same period in 2002. Management believes that a presentation of adjusted net income excluding merger related charges is useful to investors in order for them to understand what the change in net (loss) income from period to period would have been had the Transactions not ocurred.

        The following table reconciles net (loss) income to adjusted net income excluding merger related charges for the three months ended March 31, 2003 and 2002 (dollars in thousands):

	Three months ending March 31,
	2003	2002
Net (loss) income, as reported	$(475)	$12,648
Adjustment for merger-related charges	10,010	—
Less: tax benefit	(1,577)	—

Adjusted net income, excluding merger related charges	$7,958	$12,648

Year ended December 31, 2002 compared with year ended December 31, 2001

        Net Revenue.    Net revenue for 2002 increased by $60.1 million, or 14.3%, from $418.7 million for 2001 to $478.8 million for 2002. Same store net revenue increased $38.3 million, or 9.2%, from $418.1 million for 2001 to $456.4 million for 2002. We estimate that 1% to 2% of the same store net revenue increase was attributable to price, including increases related to the increase in Medicare reimbursement, while the remaining 7% to 8% of the same store net revenue increase was attributable to increased volume and changes in our payor mix. Same store outpatient revenue increased $27.3 million, or 14.4%, from $189.1 million for 2001 to $216.4 million for 2002. Same store hospital revenue increased $9.7 million, or 4.9%, from $197.7 million for 2001 to $207.4 million for 2002, and same store management service revenue increased $1.3 million, or 4.2%, from $31.3 million for 2001 to $32.6 million for 2002 compared to the same period of the prior year. The remaining increase in net revenue of $21.8 million resulted from the operations acquired in 2001 and 2002.

        Cost of Services.    Cost of services for 2002 increased by $38.5 million, or 19.2%, from $200.1 million for 2001 to $238.6 million for 2002. The increase in cost of services was attributable primarily to the 9.2% increase in same store revenue as well as the impact of acquisitions in 2001 and 2002. Cost of services as a percentage of net revenues increased from 47.8% for 2001 to 49.8% for 2002. Gross margin decreased from 52.2% for 2001 to 50.2% for 2002. This gross margin decline was primarily due to increased malpractice costs of $6.9 million, or 1.4% of the margin decline, which included an increase in incurred but not reported costs of $4.0 million. In addition, the gross margin also was negatively impacted by excess capacity costs in Philadelphia and central Florida operations in anticipation of replacing lost Quest business with additional customers in these markets. In many markets, because of competition for technicians, periodic salary increases and retention bonuses have been necessary to retain and attract employees. Histology costs increased $7.8 million, or 18.4%, from $42.4 million for 2001 to $50.2 million for 2002, and physician costs increased $21.1 million, or 20.3%, from $104.1 million for 2001 to $125.2 million for 2002, with the remaining increases occurring in the areas of cytology, specimen receiving, transcription, and courier and distribution.

        Selling, General and Administrative Expense.    Selling, general and administrative expense increased by $13.0 million, or 18.1%, from $71.9 million for 2001 to $84.9 million for 2002. As a percentage of net revenues, selling, general and administrative expense increased from 17.2% for 2001 to 17.7% for 2002. Approximately $4.4 million, or 16.5%, of the increase was attributable to an increase in billing and collection costs from $26.6 million for 2001 to $31.0 million for 2002, which typically increases as revenue and cash collections increase. In addition, approximately $2.7 million, or 20.8%, of the increase was attributable to our sales and marketing effort increasing from $13.0 million for 2001 to $15.7 million for 2002. This increase primarily relates to a $1.3 million increase in salaries and commissions associated with the hiring of additional personnel to cover new markets as well as higher commissions being paid to support same store sales growth, a $0.7 million increase in administrative sales costs and a $0.5 million increase in program costs relating to marketing literature and advertising to support new product campaigns. Also, approximately $2.3 million, or 44.2%, was attributable to our investment in new information technology initiatives to enhance our services, which increased from $5.2 million for 2001 to $7.5 million for 2002. Corporate overhead costs increased due to higher legal fees, increased self-insurance costs for medical benefits and workers compensation claims and general compensation increases for existing personnel.

        Provision for Doubtful Accounts.    Our provision for doubtful accounts increased by $9.9 million, or 20.5%, from $48.3 million for 2001 to $58.2 million for 2002. The provision for doubtful accounts as a percentage of net revenues increased from 11.5% for 2001 to 12.1% for 2002. This increase primarily was the result of extended account aging in some of our operations where billing systems were converted and increased billing for clinical professional component, or CPC, services, which generally have lower recoverability. The provisions for doubtful accounts for outpatient revenue and inpatient revenue were approximately 4.7% and 21.9%, respectively.

        Amortization Expense.    Amortization expense decreased by $7.3 million, or 39.0%, from $18.7 million for 2001 to $11.4 million for 2002. Of the decrease, approximately $7.5 million was attributable to the adoption of SFAS 142 effective January 1, 2002, pursuant to which we discontinued the amortization of goodwill.

        Merger-related Charges, Asset Impairment and Related Charges, and Extraordinary Loss (Special Charges). In the fourth quarter of 2002, we incurred legal, accounting and advisory fees of $2.8 million in connection with the merger of AmeriPath with Amy Acquisition Corp. We anticipate significant additional professional costs will continue to be incurred by us during 2003.

        During 2002, we recorded a pre-tax charge of approximately $2.1 million relating to the impairment on the intangible asset value of our lost Quest contracts. In addition, during 2002, we terminated a management service agreement with a managed operation in Georgia, resulting in a pre-tax impairment charge of approximately $0.7 million.

        In September 2000, we made a $1.0 million investment in Genomics Collaborative, Inc., or GCI, a privately held, start-up, company with a history of operating losses. Based on the nature of the securities, our investment in GCI was classified as a security available for sale. In September 2002, we determined that there was an "other than temporary" decline in the fair value of this investment and we decided to completely write down our investment. As a result, we recorded a write-down of $1.0 million in 2002.

        The following summarizes the pre-tax effect of these special charges by category for 2002 and also summarizes the pre-tax effect of similar charges for 2001 (in millions).

	2001	2002
Merger-related charges related to the Transactions	$—	$2.8
Merger and restructuring costs related to Inform DX	7.1	—
Asset impairment and related charges	3.8	2.8

Total special charges in income from operations	10.9	5.6
Termination of interest rate swap agreement	10.4	—
Write-down of investment	—	1.0
Gain on sale of managed operation	—	(0.3)

Total special charges in net income before extraordinary loss	21.3	6.3
Write-off of unamortized debt costs	1.6	—

Total special charges	$22.9	$6.3

        Income from Operations.    Income from operations, including special charges, increased $11.3 million, or 16.4%, from $68.9 million for 2001 to $80.2 million for 2002. Excluding the special charges described above, income from operations increased by $6.7 million, or 8.3%, from $79.8 million for 2001 to $86.5 million for 2002.

        Interest Expense.    Interest expense decreased by $12.4 million, or 75.6%, from $16.4 million for 2001 to $4.0 million for 2002. This decrease was attributable to the lower average amount of debt outstanding during 2002 and a lower effective interest rate. For 2002, average indebtedness outstanding was $98.0 million compared to average indebtedness of $179.3 million outstanding for 2001. Our effective interest rate was 9.1% and 4.1% for the years ended 2001 and 2002, respectively. The decrease in the average indebtedness was due to our completion of a public offering of our stock and the use of the proceeds to repay debt in the fourth quarter of 2001.

        Provision for Income Taxes.    The effective income tax rate was approximately 42.5% and 41.1% for 2001 and 2002, respectively. The effective tax rate was higher than our statutory rates primarily due to the non-deductibility of the goodwill amortization related to our acquisitions. In addition to non-deductible goodwill amortization, we had non-deductible asset impairment charges and merger-related charges for 2001 and 2002, which further increased the effective tax rate. The effective tax rate for 2001 and 2002 excluding the non-deductible asset impairment and merger-related charges would have been approximately 41.5% and 39.3%, respectively.

        Net Income.    Net income, including special charges, increased $21.2 million, or 90.6%, from $23.4 million for 2001 to $44.6 million for 2002. Excluding the special charges described above, net income increased by $12.7 million, or 34.1%, from $37.2 million in 2001 to $49.9 million in 2002. Diluted earnings per share for 2002 increased to $1.44 from $0.86 for 2001, based on 31.1 million and 27.1 million weighted average shares outstanding, respectively.

Year ended December 31, 2001 compared with year ended December 31, 2000

        Net Revenue.    Net revenue for 2001 increased by $88.6 million, or 27%, from $330.1 million for 2000 to $418.7 million for 2001. Same store net revenue increased $45.7 million, or 14%, from $318.9 million for 2000 to $364.6 million for 2001. We estimate that 2% to 3% of the same store net revenue increase was attributable to price, including approximately $5.1 million related to the increase in Medicare reimbursement, while the remaining 11% to 12% of the same store net revenue increase was attributable to increased volume and changes in our payor mix. Same store outpatient revenue increased $26.4 million, or 20%, same store hospital revenue increased $14.5 million, or 9%, and same store management service revenue increased $4.8 million, or 18%, compared to the same period of the prior year. The remaining increase in revenue of $42.9 million resulted from the operations acquired during the year 2000 and 2001.

        Cost of Services.    Cost of services for 2001 increased by $36.7 million, or 23%, from $163.4 million for 2000 to $200.1 million for 2001. The increase in cost of services can be attributed primarily to the 27% increase in net revenues. Histology costs increased $9.0 million, or 26%, physician costs increased $17.0 million, or 20%, with the remaining increases occurring in the areas of transcription, courier, distribution, and cytology. Cost of services as a percentage of net revenues decreased from 49.5% for 2000 to 47.8% for 2001. Gross margin increased from 50.5% for 2000 to 52.2% for 2001, in part due to the price increases and also as the result of synergies attained in connection with the Inform DX merger.

        Selling, General and Administrative Expense.    As a percentage of consolidated net revenues, selling, general and administrative expense decreased from 17.7% for 2000 to 17.2% for 2001. Selling, general and administrative expense increased by $13.5 million, or 23.0%, from $58.4 million for 2000 to $71.9 million for 2001. Approximately $4.2 million of the increase was attributable to the increase in billing and collection costs, which typically increases as revenue and cash collections increase. In addition, in connection with our focus on increasing our sales and marketing and information technology efforts, these costs increased $5.6 million and $1.4 million, respectively. The increase in marketing costs included the cost of additional marketing personnel to cover new markets for dermatopathology, marketing literature and products to expand our penetration in the urology, gastroenterology and oncology markets. The remaining increase primarily was due to increased staffing levels in human resources and accounting, salary increases effected during the fourth quarter of 2000 and 2001, and costs incurred to expand our administrative support infrastructure and to enhance our services.

        Provision for Doubtful Accounts.    Our provision for doubtful accounts increased by $14.3 million, or 41.9%, from $34.0 million for 2000 to $48.3 million for 2001. The provision for doubtful accounts as a percentage of net revenues was 10.3% and 11.5% for 2000 and 2001, respectively. This increase was driven principally by extended account aging in some practices where billing systems were standardized, and increased hospital clinical professional component billing, which generally has a higher bad debt ratio.

        Amortization Expense.    Amortization expense increased by $2.5 million, or 15.4%, from $16.2 million for 2000 to $18.7 million for 2001. The increase was attributable to the amortization of goodwill and other identifiable intangible assets recorded in connection with anatomic pathology operations acquired in 2000 and 2001, payments made on contingent notes, and a reduction in the weighted average amortization periods from 30 to 28 years. Approximately $7.5 million of the 2001 amortization was associated with goodwill.

        Merger-related Charges, Asset Impairment and Related Charges, Termination of Interest Rate Swap Agreements and Extraordinary Loss (Special Charges).    During 2001, we recorded special charges totaling $10.9 million for merger related charges and certain asset impairments. The merger-related charges of $7.1 million for 2001 relate to our acquisition of Inform DX and include transaction costs and costs related to the closing of the Inform DX corporate office in Nashville and the integration or closing of the overlapping operations of Inform DX in New York and Pennsylvania. We effectively closed the Nashville office on March 31, 2001, and we completed the integration of the New York and Pennsylvania operations in the latter half of 2001. The restructuring of the combined operations of AmeriPath, Inc. and Inform DX resulted in annual operating synergies of approximately $5.0 million.

Since the majority of the positive effect of such savings on operations did not begin to be realized until the second half of 2001, the acquisition of Inform DX was only slightly accretive for the year 2001.

        During the third quarter of 2001, two pathologists in our Birmingham, Alabama practice terminated their employment with us and opened their own pathology laboratory. During the fourth quarter, we determined that we had been unable to retain most of these customers. Accordingly, we recorded a non-cash asset impairment charge of $3.8 million. We implemented a strategy to retain our Alabama customers and service them through other AmeriPath, Inc. facilities and in November 2001 purchased a lab in Birmingham, Alabama to help regain these customers and service them.

        In addition, in connection with the early termination of our former credit facility in November 2001, we terminated three interest rate swap agreements with a combined notional amount of $105 million. The termination of these interest rate swaps resulted in a special charge of approximately $10.4 million, or $6.0 million, net of tax. In addition, we wrote-off the associated unamortized debt costs of approximately $1.6 million, or $965,000, net of tax, which is shown as an extraordinary loss, net of tax, in the consolidated financial statements.

        Of the total $22.9 million in special charges in 2001, approximately $5.4 million were non-cash charges, and the remaining $17.5 million were cash charges.

        During 2000, we recorded special charges totaling $21.0 million for merger-related charges, an allowance against uncollectible accounts receivable related to our acquisition of Inform DX and certain asset impairment charges. The merger-related charges of $6.2 million in 2000 related to our acquisition of Inform DX and included transaction costs, change in control payments and costs related to the closing of the Inform DX corporate office in Nashville. Approximately $4.3 million of the $6.2 million related to transaction costs and $1.9 million related to employee-related costs of closing the Nashville facility. During the second quarter of 2000, we recorded a pre-tax non-cash charge of approximately $4.7 million and related cash charges of approximately $0.5 million in connection with the impairment of intangible assets at an acquired practice in Cleveland, Ohio. During the fourth quarter of 2000, we recorded a pre-tax non-cash charge of approximately $4.3 million related to the impairment of certain intangible assets. Approximately $3.3 million of the fourth quarter charge related to Quest's termination of our contract in South Florida, effective December 31, 2000. The net patient service revenue in 2000 related to this contract was approximately $1.5 million. Accounting rules required a charge to be taken following termination of the contract. In addition, during the fourth quarter of 2000, a hospital in South Florida with which we had a pathology contract requested proposals for its pathology services and we were unsuccessful in retaining this contract. Based upon the remaining projected cash flow from this hospital network, we determined that the intangible assets were impaired and recorded a pre-tax non-cash charge of approximately $1.0 million. For 2000, this contract accounted for approximately $0.8 million of net revenue.

        Of the total $21.0 million in special charges in 2000, approximately $14.7 million were non-cash charges, and the remaining $6.3 million were cash charges.

        The following summarizes the pretax effect of these special charges by category for 2000 and 2001 (in millions).

	2000	2001
Merger-related charges	$6.2	$7.1
Allowance against accounts receivable	5.2	—
Asset impairment and related charges	9.6	3.8

Total special charges in income from operations	21.0	10.9
Termination of interest rate swap agreement	—	10.4

Total special charges in net income before extraordinary loss	21.0	21.3
Write-off of unamortized debt costs	—	1.6

Total special charges	$21.0	$22.9

        Income from Operations.    Income from operations, including special charges, increased $26.6 million, or 63%, from $42.3 million for 2000 to $68.9 million for 2001. Excluding the special charges described above, income from operations increased by $16.5 million, or 26%, from $63.3 million for 2000 to $79.8 million for 2001.

        Interest Expense.    Interest expense increased by $1.0 million, or 6%, from $15.4 million for 2000 to $16.4 million for 2001. This increase was attributable to the slightly higher average amount of debt outstanding during 2001 and a slightly higher effective interest rate. For 2001, average indebtedness outstanding was $179.3 million compared to average indebtedness of $178.1 million outstanding for 2000. Our effective interest rate was 9.1% and 8.6% for the years ended 2001 and 2000, respectively. $105 million of the credit facility was hedged with an interest rate swap at a fixed rate of roughly 10%, while the remaining balance of the credit facility floated with LIBOR. During the fourth quarter of 2001, we completed a secondary offering and used the proceeds of $115.8 million to repay debt. During the fourth quarter, we terminated these interest rate swap agreements.

        Provision for Income Taxes.    The effective income tax rate was approximately 51.8% and 42.5% for 2000 and 2001, respectively. The effective tax rate was higher than our statutory rates primarily due to the non-deductibility of the goodwill amortization related to our acquisitions. In addition to non-deductible goodwill amortization, we had non-deductible asset impairment charges and merger-related charges for 2000, which further increased the effective tax rate. The effective tax rate for 2000 and 2001, excluding these items, would have been approximately 41.8% and 41.5%, respectively.

        Income before Extraordinary Loss.    Income before extraordinary loss, including special charges, for 2001 was $24.3 million, an increase of $11.2 million, or 86%, over 2000. Excluding special charges, income before extraordinary loss increased by $9.2 million, or 33%, from $28.0 million for 2000 to $37.2 million for 2001.

        Net Income Available to Common Stockholders.    Income available to common stockholders, including special charges, for 2001 was $23.4 million, an increase of $11.9 million, or 103%, over 2000. Excluding the special charges described above and a $1.6 million charge for the induced conversion and accretion of redeemable preferred stock in 2000, net income increased by $9.2 million, or 33%, from $28.0 million in 2000 to $37.2 million in 2001. Diluted earnings per share for 2001 increased to $0.86 from $0.47 for 2000, based on 27.0 million and 24.2 million weighted average shares outstanding, respectively. Diluted earnings per share was $1.38 and $1.16 for 2001 and 2000, respectively, without giving effect to any special charges.

Liquidity and Capital Resources

        Historically, we have financed our capital and working capital requirements, including our acquisitions, through a combination of cash flows from operations and borrowings under revolving credit facilities. Subsequent to the Transactions, we intend to fund our ongoing capital and working capital requirements, including our internal growth and acquisitions, through a combination of cash flows from operations and borrowings under our new $65.0 million revolving loan facility. In addition, we intend to fund payments under our contingent notes from contributions made to us by our parent out of the funds that are held in the cash collateral account and, if needed, cash flows from operations. See "Contingent Notes and the Cash Collateral Account." In connection with the Transactions, we also borrowed $225.0 million of term loans under our new credit facility and issued $275.0 million of senior subordinated notes. See "Description of Other Indebtedness—Description of the New Credit Facility" and "Description of the Exchange Notes."

        We expect to use our new revolving loan facility to fund internal growth and acquisitions and for working capital. We anticipate that funds generated by operations, funds available under our new revolving loan facility and funds in the cash collateral account will be sufficient to meet working capital requirements and anticipated contingent note obligations and to finance capital expenditures over the next 12 months. Further, in the event payments under the contingent notes exceed the amounts held in the cash collateral account, we believe that the incremental cash generated from operations would exceed the cash required to satisfy those additional payments. Such additional payments, if any, will result in a corresponding increase in goodwill.

        At March 31, 2003, we had working capital of approximately $67.6 million, an increase of $3.8 million from the working capital of $63.8 million at December 31, 2002. The increase in working capital for the first quarter of 2003 was due primarily to increases in net accounts receivable of $4.6 million and increases in cash and cash equivalents of $7.6 million, offset by increases in accrued merger related expenses.

        At December 31, 2002, we had working capital of approximately $63.8 million, an increase of $7.0 million from the working capital of $56.8 million at December 31, 2001. The increase in working capital was due primarily to increases in net accounts receivable of $9.3 million, increases in other current assets of $2.5 million and net restricted cash of $6.9 million associated with our captive insurance arrangements, offset by increases in accounts payable and accrued expenses.

        For the three months ended March 31, 2003 and 2002, our cash flows provided by operations were $3.3 million, and $13.6 million, respectively. For the three months ended March 31, 2003, cash flows from operations, borrowings under the Company's new credit facility and proceeds from equity contributions from our parent related to the Transactions were used to buy back publicly held shares of the Company's stock of $619.6 million, pay off the remaining debt under our former credit facility of $113.2 million, pay debt issuance costs of $20.8 million and make contingent note payments of $22.9 million.

        For the years ended December 31, 2000, 2001 and 2002, our cash flows from operations were $31.9 million, or 9.7% of our net revenue, $48.0 million, or 11.5% of our net revenue, and $69.1 million, or 14.4% of our net revenue, respectively. Excluding merger-related charges paid in connection with the Inform DX merger of $3.8 million and $6.1 million in 2000 and 2001, respectively, and charges of $0.4 million in connection with the merger with Amy Acquisition Corp. in 2002, our cash flow from operations for 2000, 2001 and 2002 would have been $35.7 million, or 10.8% of our net revenue, $54.2 million, or 12.9% of our net revenue, and $69.5 million, or 14.4% of our net revenue, respectively.

        For the year ended December 31, 2001, cash flow from operations and borrowings under our former revolving credit facility were used primarily to make the following payments:

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  $7.8 million of capital expenditures,

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  $5.0 million to fund the cash portion of our acquisitions,

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  $36.1 million of principal and interest payments on our contingent notes,

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  $0.6 million of other merger-related charges, mainly for the Inform DX merger, and

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  $1.1 million of principal payments on long-term debt.

        For the year ended December 31, 2002, cash flow from operations and borrowings under our former revolving credit facility were used primarily to make the following payments:

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  $8.7 million of capital expenditures,

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  $44.0 million in connection with the cash portion of our acquisitions,

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  $39.9 million of principal and interest payments on our contingent notes,

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  $2.4 million of merger-related charges and

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  $8.5 million in payments to our captive insurance company.

        In connection with our acquisitions, we generally agree to pay a base purchase price plus additional contingent purchase price consideration to the sellers of the acquired operations. See"—Critical Accounting Policies—Contingent Purchase Price" and "Contingent Notes and the Cash Collateral Account." The additional payments generally are contingent upon the achievement of specified levels of operating income by the acquired operations over periods of three to five years from the date of acquisition. In certain cases, the payments are contingent upon other factors such as the retention of certain hospital contracts or relationships for periods ranging from three to five years. The amount of the payments cannot be determined until the final determination of the operating income levels or other performance targets during the relevant periods of the respective agreements. If the maximum specified levels of operating income for all acquired operations are achieved, we estimate that we would make aggregate maximum principal payments of approximately $148.6 million over the next five years. A lesser amount or no payments at all would be made if the stipulated levels of operating income specified in each agreement were not met. In 2002, we made contingent note payments, including interest, aggregating $39.9 million.

        Historically, our capital expenditures have been primarily for laboratory equipment, information technology equipment and leasehold improvements. Total capital expenditures were $2.6 million and $1.7 million for the three months ended March 31, 2003 and 2002, respectively. Total capital expenditures were $9.2 million, $7.8 million and $8.7 million in 2000, 2001, and 2002, respectively. During 2002, capital expenditures included approximately $1.6 million related to information technology, $2.4 million for laboratory equipment and $3.6 million for construction in progress. During 2001, capital expenditures included approximately $4.4 million related to information technology, $2.0 million for laboratory equipment and $1.3 million for various other capital assets. During 2000, capital expenditures included approximately $2.9 million related to information technology, $2.4 million for laboratory equipment, $2.6 million for leasehold improvements and $1.3 million for office equipment and furniture and fixtures. Planned capital expenditures for 2003 are estimated to be approximately $15 million, with priority being given to replacement of old equipment, facility expansion and information technology enhancements.

Contractual Obligations

        The following is a summary of our contractual cash obligations, excluding payments on our contingent notes and borrowings and repayments of revolving loans under our new credit facility as of March 31, 2003 (in millions):

	Payments Due By Period
Contractual Obligations	Less than 1 year	1-2 years	3-5 years	After 5 years	Total
Term loans under our new credit facility	$1.7	$4.5	$6.8	$212.0	$225.0
Other indebtedness	0.5	—	2.5	—	3.0
Operating leases	5.2	4.3	11.1	10.7	31.3
Senior subordinated notes	—	—	—	275.0	275.0

Total contractual cash obligations	$7.4	$8.8	$20.4	$497.7	$534.3

Interest Rate Risk

        We are subject to market risk associated principally with changes in interest rates.

        Our principal interest rate exposure relates to the term loans outstanding under our new credit facility. We have approximately $225.0 million of outstanding term loans subject to variable rates. Each quarter point increase or decrease in the applicable interest rate would change our interest expense by approximately $0.6 million per year. In the future, we may enter into interest rate swaps, involving the exchange of floating for fixed rate interest payments, to reduce interest rate volatility.

Inflation

        Inflation was not a material factor in either revenue or operating expenses during 2000, 2001 or 2002.

Recent Accounting Pronouncements

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. We adopted the provisions of SFAS 141 on January 1, 2002 with no significant impact on its financial statements.

        In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which was effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also required us to complete a transitional goodwill impairment test six months from the date of adoption. For the year ending December 31, 2001, goodwill amortization was approximately $7.4 million. We have stopped amortizing goodwill effective January 1, 2002. In addition, a portion of this goodwill was not tax deductible, the effective tax rate was greater than the statutory rate in the prior year. The elimination of the goodwill amortization, including nondeductible goodwill amortization, from current and future periods should have resulted in a reduction in our effective tax rate.

        In August 2001, the FASB issued SFAS No. 144, which further refines SFAS 121's requirement that companies recognize an impairment loss if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows, and measures the impairment loss as the difference between the carrying amount and the fair value of the asset. In addition, SFAS 144 provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. SFAS 144 also contains less stringent guidelines for qualifying transactions as discounted operations. SFAS 144 is effective for all fiscal years beginning after December 15, 2001.

        In April 2002, the FASB issued SFAS No. 145, which, among other things, rescinded SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." Previously under SFAS No. 4, all gains and losses from extinguishments of debt were required to be aggregated and, if material, classified as an extraordinary item in the statements of operations. SFAS No. 145 requires that gains and losses from extinguishments of debt be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Any gain or loss on extinguishment of debt that were presented as extraordinary items in prior periods but which do not qualify for classification as an extraordinary item under Opinion No. 30, are to be reclassified. We are required to adopt SFAS No. 145 in fiscal years beginning after May 15, 2002.

        In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses the recognition, measurement, and reporting of costs associated with exit or disposal activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity, including those related to employee termination benefits and obligations under operating leases or other contracts, be recognized when the liability is incurred, and not necessarily the date of an entity's commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption encouraged. The Company does not believe that the adoption of SFAS 146 will have a significant impact on its financial position or results of operations.

        On December 31, 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS 148 does not amend SFAS 123 to require us to account for our employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair method of accounting described in SFAS 123 or the intrinsic value method described in APB Opinion No. 25, "Accounting for Stock Issued to Employees."

        SFAS 148's amendment of the transition and annual disclosure provisions of SFAS 123 are effective for fiscal years ending after December 15, 2002, with earlier application permitted for entities with fiscal years ending prior to December 15, 2002, provided that financial statements for the 2002 fiscal year were not issued prior to the issuance of SFAS 148. The disclosure requirements for interim financial statements containing condensed consolidated financial statements are effective for interim periods beginning after December 15, 2002.

BUSINESS

General

        We are one of the leading anatomic pathology laboratory companies in the United States. We offer a broad range of anatomic pathology laboratory testing and information services used by physicians in the detection, diagnosis, evaluation and treatment of cancer and other diseases and medical conditions. During 2002, we processed and diagnosed approximately four million tissue biopsies. We believe that we are the only anatomic pathology laboratory company with substantial operations in both the outpatient and inpatient, segments of the anatomic pathology services market.

        We service an extensive referring physician base through our 15 regional laboratories and 32 satellite laboratories, and we provide inpatient diagnostic and medical director services at more than 200 hospitals. We have operations in 21 states providing us with a regional or local presence in 17 of the 30 most populous metropolitan areas of the United States. Our services are performed by over 400 pathologists, many of whom are leaders in their field. We have built our business by completing over 50 acquisitions of pathology laboratories and operations since 1996, enabling us to build regional density in attractive geographic markets and establishing a platform for organic growth. We also operate the Center for Advanced Diagnostics, or CAD, which is a leading specialty, or esoteric, testing laboratory.

        Our fields of expertise include dermatopathology, in which we maintain a leading market position, women's health diagnostic services, urologic pathology and gastrointestinal pathology. We also believe that we are the leading anatomic pathology services provider to hospitals in the United States. Generally, we are the exclusive provider of anatomic pathology services for the hospitals we serve, which arrangements have historically provided us with a stable stream of revenue. In addition, through our managed care relationships, we contract with HMOs and PPOs that insure approximately 26 million and 83 million individuals, respectively, which represents more than half of all individuals covered by managed care in the United States.

Industry Overview

        The practice of pathology consists of anatomic and clinical pathology. Anatomic pathology involves the diagnosis of cancer and other diseases and medical conditions through the examination of tissue and cell samples taken from patients. Generally, the anatomic pathology process involves the mounting of samples on slides by highly skilled technicians, which are then reviewed by anatomic pathologists. Anatomic pathologists are medical doctors who do not examine patients, but rather assist other physicians in determining the correct diagnosis of a patient's ailments. As a result, an anatomic pathologist is often referred to as a "physician's physician." Clinical pathology, on the other hand, generally involves the chemical testing and analysis of body fluids utilizing standardized laboratory tests. The results of these standardized tests are provided to the referring physician for use in a patient's diagnosis. Clinical laboratory tests typically do not require the interpretive skills of a pathologist. The process is frequently routine, automated and performed by large national or regional clinical laboratory companies and hospital laboratories.

        We believe the market for anatomic pathology services is approximately $7 billion per year, and we expect it to continue to grow for the following reasons:

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  the aging of Americans should lead to more incidences of cancer and should result in greater demand for healthcare services, including those provided by anatomic pathologists,

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  the increasing reliance on pathology testing by physicians to aid in the identification of risk factors and symptoms of disease, the choice of therapeutic regimen and the evaluation of treatment results, and

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  the increasing awareness by physicians, patients and payors of the value of preventative testing to improve the effectiveness of medical services and reduce the overall cost of healthcare.

        In addition to traditional anatomic pathology services, pathologists increasingly are performing highly complex esoteric tests. Traditionally performed in academic settings, technological advancements have provided large commercial laboratories with highly specialized equipment and the means to perform these advanced tests for patients in both outpatient and inpatient settings. As these tests typically require more advanced equipment and highly skilled personnel to perform, they are generally reimbursed at rates higher than more routine tests. We believe the market for esoteric testing services is approximately $2 billion per year. The growth in the esoteric testing services market benefits from demand factors similar to those in the traditional anatomic pathology services market. In addition, we believe that emerging technologies and tests, such as gene-based tests, or genomics, should drive growth in the esoteric testing services market at a rate that exceeds the growth rate for the traditional anatomic pathology services market.

        According to the American Society for Clinical Pathologists, there are approximately 15,000 pathologists in the United States. Historically, the anatomic pathology industry has been highly fragmented with a majority of the services being performed by individual or small groups of pathologists working in independent laboratories, hospital laboratories or academic institutions. Recently there has been a trend among pathologists to join larger laboratories in order to offer a broader range of outpatient and inpatient services, take advantage of economies of scale and reduce the burdens of managing the administrative aspects of their operations.

Competitive Strengths

        We believe that we are distinguished by the following competitive strengths:

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  Leadership in anatomic pathology services.  We are an established and experienced leader in the highly fragmented anatomic pathology services market. We believe that we are the only anatomic pathology laboratory company with substantial operations in both the outpatient and inpatient segments of the anatomic pathology services market. Our pathologist base comprises what we believe is the largest single group of pathologists in the nation, and provides us with the ability to offer services in all subspecialties of anatomic pathology. Within the subspecialty of dermatopathology, we estimate our market share to be approximately 10%, which is the largest in the industry. In addition, we have expertise in esoteric testing as well as in the anatomic pathology subspecialties of women's health diagnostic services, urologic pathology and gastrointestinal pathology. We believe our broad service offerings provide us with an advantage over most of our competitors in maintaining and developing customer relationships.

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  National scale with regional and local density.  We believe we have the broadest national footprint within the anatomic pathology services market. We have operations in 21 states, providing us with a regional or local presence in 17 of the 30 most populous metropolitan areas of the United States. We also have a presence in more than 200 hospitals, which we believe makes us the leading provider of anatomic pathology services in hospitals. Furthermore, we have contractual relationships with HMOs and PPOs whose members comprise more than half of the individuals covered by managed care in the United States. We have developed a substantial presence in our target markets by forming regional operations that deliver our services locally and enable our pathologists to establish strong relationships with our referring physician base. For example, we believe we are the leading anatomic pathology laboratory company, with the largest market share and greatest number of pathologists, in Florida and Texas, our strongest regions. In Florida and Texas, for the three-year period ending December 31, 2002, our net revenues grew, on a compounded annual basis, at 13.2% and 25.0%, respectively. As a result of our regional coverage we have been able to grow our revenues, enhance our laboratory utilization, offer a broader range of testing services and benefit from economies of scale and increased managed care contracting leverage.

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  Attractive industry dynamics.  The demand for traditional anatomic pathology services and esoteric testing services has created significant and growing markets. We believe the market for traditional anatomic pathology services, excluding esoteric testing services, is approximately $7 billion per year, and the market for esoteric testing services is approximately $2 billion per year. We expect these markets to continue to grow primarily due to an aging population, increasing incidences of cancer and medical advancements that allow for more accurate and earlier diagnosis and treatment of diseases. According to the U.S. Census Bureau, the number of people aged 65 and older in the United States is expected to grow 16% over the next ten years. Generally, people aged 65 or older have a greater incidence of chronic health conditions such as cancer, diabetes, heart disease, arthritis or hypertension and are heavier users of healthcare services than people under age 65. For example, according to the Surveillance, Epidemiology, and End Results (SEER) Program of the National Cancer Institute, the average annual cancer incidence rate for people aged 65 to 74 is 2,007 per 100,000 people or approximately 14 times the incidence rate of people aged 20-49 and approximately 125 times the incidence rate of people aged 20 and under. Additionally, the National Cancer Institute estimates that incidences of melanoma, a type of skin cancer, in the United States will grow 14% from 2002 to 2007. We also believe that emerging technologies and tests, such as genomics, will further drive growth in the market for esoteric testing services.

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  Strong cash flow generation.  We believe our strong cash flow substantially enhances our competitive position in the highly fragmented anatomic pathology services market. Historically, our strong operating cash flow has been a result of low capital expenditure requirements and our ability to increase the performance of acquired operations. Our attractive margins are a result of our enhanced laboratory utilization, our broad range of testing services, economies of scale and our success in contracting with managed care organizations. In addition, we believe our strong cash flow strengthens our ability to fund organic and external growth initiatives, which enhances our competitiveness relative to most of our smaller, regional competitors.

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  Favorable payor relationships.  Currently, we have contractual relationships with HMOs and PPOs whose members comprise more than half of the individuals covered by managed care in the United States. These relationships provide us with access to a large number of current and potential patients. Our national scale and regional concentration have facilitated our entry into a growing number of relationships with managed care organizations, such as Blue Cross/Blue Shield plans, Aetna and United Healthcare. Since 1999, we have more than tripled the number of people covered under our managed care agreements, which we believe validates our managed care strategy. Furthermore, the overwhelming majority of our revenues from these relationships are generated from fee-for-service payments, rather than from fee-per-person, or capitated, payments. In addition, our payments from government sponsored programs, such as Medicare and Medicaid, are relatively limited. During 2002, we derived approximately 20% of our total revenues from government-sponsored payors. We believe our diverse payor mix limits our exposure to the loss of any single source of payment for our services.

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  Experienced and incentivized management team.  Our senior management team has an average of over ten years of healthcare industry experience and an extensive tenure with us. Our chief executive officer, James C. New, is one of our founders and has led our strong growth since the formation of our company in 1996. Prior to joining our company, Mr. New founded and led RehabClinics, Inc., one of the largest outpatient rehabilitation clinics in the country, a company that went public in 1992 and was merged with NovaCare in 1994. In addition, our parent has established a stock option plan, which further aligns management's interests with our performance. Under this plan, our management and employees are eligible to receive up to 12% of our parent's common stock.

Business Strategy

        We believe our business strategy will help us maintain our status as a leading provider of anatomic pathology services and increase our share of the markets in which we compete. The key elements of our strategy are to:

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  Capitalize on our leading market position.  Through our 15 regional laboratories, 32 satellite laboratories and over 400 pathologists, we will continue to provide a comprehensive array of anatomic pathology services to primary care and specialty physicians and serve over 200 hospitals. We will further enhance our extensive expertise in the subspecialties of dermatopathology, women's health diagnostic services, urologic pathology and gastrointestinal pathology. In addition, through CAD, we will grow our esoteric testing capabilities in each of these subspecialties. We also plan to leverage our market position, regional model and broad range of services to further penetrate the markets we serve and expand our relationships with physicians, hospitals, managed care organizations and other customers.

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  Continue to focus on organic growth.  We are focused on generating internal revenue growth. For 2002, we generated annual same store sales growth of 9.2%. We believe that our substantial organic growth has been and will continue to be a result of the following initiatives: increasing test volume by continuing to invest in a formal sales and marketing effort, enhancing our payor mix by pursuing additional managed care contracts, continuing to expand our service offerings, including the offering of new, higher revenue, esoteric tests, and improving patient care and customer service by providing more specific, informative and timely reports through the development of a standardized pathology reporting system. Collectively, these initiatives will provide us with the opportunity to grow our business organically.

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  Maintain quality leadership through a strong pathologist base.  We believe that employing anatomic pathologists who provide accurate and efficient diagnosis is a key to our success. A pathologist's experience and reputation is critical to ensuring a successful relationship with local referring physicians. We actively recruit top anatomic pathologists by targeting practicing pathologists and medical students. In 2002, we successfully recruited 46 pathologists, each of whom is a graduate of an accredited United States pathology fellowship program. In addition, we operate one of the leading centers in the United States devoted to the diagnosis and instruction of diseases of the skin. Founded in 1999, this academy provides fellowship programs that enable students to train in various aspects of dermatopathology. We also are affiliated with three leading dermatopathology fellowship programs in the United States. Collectively, these relationships enhance our ability to attract new pathologists and allow us to more easily transfer technical innovations to the anatomic pathology services market. We also believe our size and strength of reputation provide an attractive alternative for pathologists who are seeking to offer a broader range of services, take advantage of available economies of scale and reduce the burden of managing the administrative aspects of their operations.

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  Emphasize information technology capabilities and improve operational efficiencies.  We invest in information technology enhancements to improve our services and increase efficiency. For example, in the subspecialty of women's health diagnostics, we offer customers enhanced pathology reports, including color micrographs that allow pathologists and referring physicians to more accurately view highly abnormal cell populations. In addition, to enhance efficiency, we are consolidating various internal billing systems and outsourced billing arrangements into two billing systems, which we believe will increase collections and reduce our days sales outstanding. We also are committed to increasing efficiencies and economies of scale by promoting "best practices" throughout our organization.

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  Selectively pursue strategic growth initiatives.  We plan to invest in new outpatient laboratories and other strategic initiatives such as CAD. We believe these new facilities and programs drive revenue growth by providing national support for our existing regional and local operations and increasing our menu of testing services. We also plan to further penetrate our existing regional markets by opening new laboratory facilities, such as the new facilities we recently opened in Florida, Indiana and Pennsylvania. In addition, we expect to make additional acquisitions, as opportunities arise, in order to strategically enter new markets or further penetrate existing regional markets.

Operations

        We serve both the outpatient and inpatient segments of the anatomic pathology services market. Outpatient services are provided to physician offices, clinics and freestanding surgery centers. Primary outpatient customers include dermatologists, gynecologists, urologists, gastroenterologists and oncologists. Inpatient pathology services generally are provided through our hospital-based operations. Primary inpatient customers include hospitals, staff physicians and surgeons who work in hospitals.

        Outpatient Market.    In the outpatient market, a patient will visit a physician's office or clinic for a medical problem or concern. Typically, the physician will determine whether a biopsy or Pap smear is necessary and perform the procedure to collect the necessary sample in the office or clinic. The sample, accompanied by an AmeriPath service requisition, is then sent, either by a land-based courier that we contract with or employ, or by an overnight courier service, to one of our outpatient laboratories for diagnostic evaluation. If the test is a biopsy, the sample is prepared for review, generally overnight, by one of our histologists and examined by one of our pathologists the next day. The pathologist then renders a diagnosis and dictates a pathology report. The final report is reviewed and signed, manually or electronically, by the pathologist and sent to the referring physician's office. Reports can be delivered to the referring physician in numerous ways including by facsimile, courier service or mail or over the Internet. If the test is a Pap smear, the same process occurs except the sample is prepared for review and initially screened by a cytotechnologist who will issue a final report if the sample contains only normal cells. If the sample includes abnormal cells, then a pathologist's interpretation is required to ensure accuracy. The referring physician, often in consultation with our pathologist, then determines the next steps for patient care.

        Inpatient Market.    We generally are the exclusive provider of all anatomic pathology services for the hospitals in which our pathologists work and as a result, our revenues from these services are directly related to the volume of patients in the hospitals we serve. In the hospital, the examination process is similar to that performed in the outpatient segment except, if the hospital has its own histology laboratory, samples are prepared for review within the hospital instead of by one of our histologists. As part of our inpatient services, we generally staff each hospital with at least one pathologist who serves as the medical director of the hospital's clinical laboratory, microbiology laboratory and blood banking operation and who facilitates the hospital's compliance with licensing requirements. The medical director is often responsible for the overall management of the laboratory, including quality of care, professional discipline and utilization review, and serves as a liaison to the hospital administrators, medical staff and the hospital's community.

Services

        Anatomic pathology involves the diagnosis of disease through the examination of tissue and cell samples that have been processed and mounted on slides. We offer a broad range of anatomic pathology laboratory testing and information services used by physicians in the detection, diagnosis, evaluation and treatment of cancer and other medical diseases and conditions. Our services play an indispensable role in determining whether a patient's illness is benign, inflammatory or cancerous. We provide services in four primary subspecialties of anatomic pathology: dermatopathology, women's health diagnostics, urologic pathology and gastrointestinal pathology. In addition, we have significant esoteric testing capabilities that compliment these services.

        Dermatopathology.    Dermatopathology is the examination and diagnosis of skin biopsies taken by a dermatologist. Our dermatopathology services include physician-to-physician consultation, patient education materials, a dedicated sales and service team and quick turnaround to our customers. In addition to the routine microscopic examination of tissue, we offer a wide range of advanced testing, including B-cell and T-cell gene rearrangement, fungal cultures, frozen sections, immunohistochemistry profiles and indirect and direct immunoflourescence. Through our DermPath Diagnostics Division, we provide customers with access to approximately 70 board-certified dermatopathologists, which we believe is the largest group of dermatopathologists in our industry. Our customers typically include dermatologists, plastic surgeons, family practitioners, otolaryngologists and podiatrists.

        Women's Health Diagnostics.    Women's health diagnostic services, or gynecologic pathology, includes testing such as conventional and monolayer Pap smears, cervical and breast biopsy examination and testing for chlamydia, gonorrhea and HPV. We offer our customers enhanced pathology reports, including color photomicrographs, which allow pathologists to more accurately view highly abnormal cell populations. We have over 70 board-certified cytopathologists providing medical expertise in the women's health market. Our customers primarily include gynecologists and family practitioners.

        Urologic Pathology.    Urologic pathology relates to diseases of the male and female urinary tract and male reproductive systems. We offer services including the examination of the prostate, bladder and testicular biopsies, a kidney stone management program and recurrent bladder monitoring for cancer. We also offer prognostic testing including DNA analysis and tumor markers. Our kidney stone management program provides patients and referring physicians access to care through our strategic partnership with Mission Pharmacal, a San Antonio-based pharmaceutical company focused on treatment of kidney stones and other urological ailments. Our physicians include board-certified pathologists who specialize in urologic pathology. Our customers for these services primarily include urologists.

        Gastrointestinal Pathology.    We offer a comprehensive gastrointestinal, or GI, disease management program focusing on the digestive tract. We offer a broad range of GI tests, including routine gastric and liver biopsies, prognostic testing and more advanced molecular testing, including hereditary non-polyposis colorectal cancer testing. During 2002, we opened the AmeriPath Institute of Gastrointestinal Pathology and Digestive Disease, a national laboratory specializing in rendering specific diagnoses of GI biopsy specimens, providing second opinion surgical pathology interpretation, studying GI disease and educating both clinicians and pathologists. Our physicians include board- certified pathologists who specialize in gastrointestinal pathology. Our customers in this sub-specialty include endoscopy centers and gastroenterologists.

        Esoteric Testing.    Esoteric tests are highly complex tests, typically ordered when a physician requires additional information to establish a diagnosis or choose a therapeutic regimen. Esoteric tests require sophisticated instrumentation and highly skilled personnel to perform and analyze results and consequently have higher reimbursement rates than routine tests. Commonly ordered esoteric tests include flow cytometry (testing for leukemia and lymphoma), DNA analysis, molecular genetics and cytoegenetics. We offer all our pathologists and referring physicians access to these high-end diagnostics through our Center for Advanced Diagnostics, or CAD. CAD offers a full array of diagnostics for hematopoetic and solid tissue malignancies, including molecular genetics, cytogenetics, flow cytometry, specialized immunohistochemistry and minimal residual disease detection. The CAD staff includes doctoral scientists and pathologists who specialize in these areas of disease diagnosis.

Billing

        Billing for laboratory services involves numerous parties and complex issues and procedures. Laboratories must bill various payors, such as patients, government programs, physicians, hospitals and managed care organizations, all of which have different requirements. Additionally, auditing for compliance with applicable laws and internal compliance policies adds further complexity to the billing process. See "Government Regulation—Reevaluations and Examination of Billing."

        Current Procedural Terminology, or CPT, is a coding system that is applicable to medical services provided under government programs, including Medicare. In addition, most managed care organizations and other third-party payors utilize these codes in determining whether or not a particular service or treatment is a covered expense. During 2002, most of our net revenues resulted from procedures covered by a small number of CPT codes, which makes determination of which code to bill under easier for us than for most other healthcare companies. Upon completion of a pathology report, we generally bill a patient's insurance carrier, which may be a managed care organization, government program or other carrier, or a patient, if a patient does not have insurance. When billing for a test we use information contained in the service requisition form accompanying the test to obtain the appropriate CPT code for the anatomic pathology test performed. In the outpatient segment, we generally bill for both the technical processing and the professional interpretation of the sample, which we refer to as global billing. In the inpatient segment, we bill globally if we perform both the technical and professional component of the test, or we bill for the professional component only, if our pathologist performs the examination and interpretation and the hospital performs the technical processing of the sample. In hospitals where our pathologists also serve as the medical director, we often bill non-Medicare patients according to a fee schedule for what are referred to as clinical professional component, or CPC, charges. For Medicare patients at some hospitals, we are paid a medical director fee by the hospital for serving as their laboratory medical director.

        Because substantially all of our revenues are derived from services for which our operations charge on a fee-for-service basis, we assume the financial risk related to collection. This includes potential write-offs of doubtful accounts and long collection cycles for accounts receivable, including reimbursements by third-party payors, such as government programs and managed care organizations. Our provision for doubtful accounts for the year ended December 31, 2002 and for the three months ended March 31, 2003, was 12.1% and 12.6%, respectively, of net revenues, with net revenues from outpatient and inpatient services having a provision for doubtful accounts of 4.7% and 21.9%, respectively, for 2002 and 5.5% and 21.4%, respectively, for the first quarter of 2003. The difference between our provision for doubtful accounts in each segment is principally due to the lower recoverability of CPC fees in the inpatient segment. Each of these fees is typically a de minimus amount that is billed directly to the insurance carrier or the patient and, as a result, frequently go unpaid.

        Billing for our operations currently is performed by multiple internal billing systems and other outsourced billing arrangements. Approximately 80% of our revenue in 2002 and the first quarter of 2003 was billed through four separate billing systems. We plan to integrate substantially all of our operations into two systems by the end of 2005, utilizing an in-house system and a single outsourced system. We have installed a complete general ledger and financial reporting system to handle accounting for the operations and to consolidate all accounting and financial information. All of our operations are integrated into one common general ledger accounting system.

Regional Business Model

        Our strategy is to develop our resources nationally but remain in a position to deliver our services regionally and locally in order to strengthen our dialogue and relations with our referring physician base. We believe that this strategy benefits our company, our pathologists, referring physicians, third-party payors and patients. Our regional operations:

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  have a substantial market presence,

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  offer a broad range of services,

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  have extensive physician contacts and

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  possess complementary strengths and opportunities for enhanced operational efficiency.

        We continue to integrate our operations' administrative and technical support functions, including accounting, payroll, purchasing, risk management, billing and collections. We expect this integration to result in enhanced operational efficiencies. Our courier system for transporting samples enables our pathology operations to penetrate areas beyond their current markets and enhances the utilization of our laboratory facilities. We integrate and coordinate our sales and marketing efforts by targeting physicians, hospitals, managed care organizations and other customers on a national, regional and local basis. Our marketing efforts promote the broad geographic coverage, pathologist expertise and the extensive services offered by us. We believe that implementation of this regional model helps to increase the revenues and profitability of the operations in each of our regions.

        Our regional business model is currently being utilized in both Florida and Texas with favorable results. We also have begun to deploy this model in other regions including the Midwest and the Northeast. There can be no assurance that our regional business model will be as effective as it has been in Florida and Texas or that it will be effective at all outside of these regions. The chart below reflects our results in Florida and Texas:

	As of December 31,
	1999	2000	2001	2002
	(dollars in thousands)
Florida Statistics:
Pathologists	80	83	83	93
Hospital relationships	31	32	31	29
Net revenues	$92,467	$103,999	$118,395	$134,088
Net revenue per pathologist	$1,156	$1,253	$1,426	$1,442
Texas Statistics:
Pathologists	82	90	101	107
Hospital relationships	55	63	62	58
Net revenues	$67,207	$92,101	$115,431	$131,182
Net revenue per pathologist	$820	$1,023	$1,143	$1,226

Sales and Marketing

        We employ formal sales and marketing techniques to capitalize on the medical reputations of our pathologists, which we believe distinguishes us from most independent pathologists. Our sales efforts are divided into three distinct sales divisions that provide dedicated service and support along specialty lines:

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  the dermatopathology division, which markets itself under the name "Dermpath Diagnostics," focuses on servicing and growing the national skin pathology market comprised of dermatologists, plastic surgeons, family practitioners, otolaryngologists and podiatrists,

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  the general anatomic division, which markets itself under the name "AmeriPath," focuses on servicing and growing our business with gynecologists, urologists, gastroenterologists, and clinics and freestanding surgery centers and

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  the oncology division, which markets itself under the name "AmeriPath Oncology" focuses on servicing and growing our outpatient oncology business and business with hospitals that give specialized anatomic pathology testing.

        Each sales division markets the services that fall under its respective specialty area. We believe these divisions are structured to best identify and take advantage of the buying patterns within the markets we serve. Each division is supported by regional managers, each of whom report directly to our vice president of sales. The regional managers supervise and coordinate the efforts of our field sales representatives. In addition, we utilize a specialized managed care contracting organization to support all three sales divisions in marketing our services to managed care organizations.

        We also employ product managers in our three principal specialty lines. The product managers report directly to our vice president of sales. The primary responsibility of each product manager is to work in conjunction with our pathologists to develop and market new tests and to train the sales force for the particular division on the technical attributes of any new test or product.

Payor Mix

        Our services are provided to a wide variety of healthcare providers and payors including physicians, hospitals, managed care organizations and government programs. We consider a payor to be the party that actually pays for our services. Depending on the billing arrangement and applicable law, the payor may be the referring physician, the patient or a third party who pays the bill for the patient, such as a managed care organization or government program. The following table provides the percentages of our cash collections of our owned operations from the identified sources:

	Years Ended December 31,			Three Months Ended March 31,
	2000	2001	2002	2002	2003
Source of cash collections:
Government programs	18%	21%	20%	20%	20%
National clinical laboratories	10%	8%	7%	7%	4%
Management services	8%	9%	6%	10%	6%
Other	64%	62%	67%	63%	70%

        Other sources of cash collections consist primarily of third-party payors, such as HMOs, PPOs and indemnity insurance companies.

Contracts and Relationships with Physicians

        In connection with our owned operations, we either directly employ our pathologists or control a physician-owned entity that employs our pathologists. Each of our pathologists typically enters into an employment agreement with us or a company we control. Although these employment agreements typically have terms of three to five years, they generally can be terminated at any time, without penalty, upon 60 to 180 days notice. If the pathologist is terminated without cause, however, we may be contractually obligated to pay severance.

        Our pathologists generally receive a base salary and fringe benefits and may be eligible for an incentive performance bonus. In addition to compensation, we provide our pathologists with uniform benefit plans, such as disability, supplemental retirement, life and group health insurance and medical malpractice insurance under our captive insurance arrangements. Our pathologists are each required to hold a valid license to practice medicine in the jurisdiction in which they practice and, with respect to inpatient services, to become a member of the medical staff at the contracting hospital with privileges in pathology.

        Most of our employment agreements prohibit the pathologist from competing with our company within a defined geographic area and prohibit solicitation of other pathologists, other employees or clients for a period of one to two years after termination of employment. We attempt to structure all these contracts in accordance with applicable laws and to maintain and enforce these contracts as necessary. Agreements not to compete, however, are subject to many limitations under state law and these limitations may vary from state to state. We cannot predict whether a particular court will enforce the non-competition covenants in our employment agreements.

Information Technology

        Information technology is used extensively in virtually all aspects of our business, including laboratory testing, billing, customer service, logistics and management of medical data. Through information technology initiatives, we believe we can improve efficiencies in our billing and collections and reporting systems. In addition, we believe our information technology initiatives will improve our services through enhanced utilization of our pathologists and more advanced and practical laboratory reporting. Among the initiatives currently being implemented by our information technology group are:

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  the creation of a national data center to house the majority of our hardware and software platforms and standardize and streamline our computer maintenance and personnel costs,

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  the creation of a data mart, which involves the consolidation of our laboratory information from numerous information systems to enhance our ability to report laboratory test results to customers,

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  the development of a direct electronic system to system interface between our pathologists and referring clinician offices and

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  the organization of a national billing system to increase the efficiencies in our collection of receivables.

Competition

        The anatomic pathology services market is highly fragmented and competitive. We have numerous competitors, and competition can reasonably be expected to increase. Competitors include anatomic pathology practices, large physician group practices, hospital laboratories, specialized commercial laboratories and the anatomic pathology divisions of some national clinical laboratories. Moreover, companies in other healthcare segments, some of which have previously been customers of ours, such as hospitals, national clinical laboratories, managed care organizations and third party payors, may compete with us in the employment of pathologists and provision of anatomic pathology testing services. These companies also may have greater financial resources than we do.

        We compete primarily on the basis of service capability, convenience of facilities, scope of testing services performed, accuracy, timeliness and consistency in reporting test results and reputation in the medical community. We believe that our principal competitive advantages are our leading market position, subspecialty focus and our regional business model. We compete for new pathologists and acquisitions on the basis of our reputation, management experience, status and focus on anatomic pathology.

Intellectual Property

        We have registered the service marks "AmeriPath," "CAD-The Center for Advanced Diagnostics," "Dermpath Diagnostics" and the AmeriPath logo with the United States Patent and Trademark Office. We are in the process of building brand equity in our trademarks and service marks. Other than the use of such marks, however, our business generally is not dependent upon any intellectual property and as a result, we do not rely on patents or licensed technology in operating our business.

Employees

        At March 31, 2003, we employed 420 pathologists. In addition, we employed 887 laboratory technicians, 1,367 billing, marketing, transcription and administrative staff and 190 other full-time employees. None of these employees or any prospective employee is subject to any collective bargaining agreement.

Properties

        We lease our executive offices located in Riviera Beach, Florida (approximately 25,000 square feet) and our centralized billing office in Fort Lauderdale, Florida (approximately 18,000 square feet). We also lease 94 other facilities: 30 in Florida, 17 in Texas, six in Pennsylvania, five in California, four in Ohio, Kentucky and Tennessee, three in Mississippi, New York, Oklahoma and Wisconsin, two in Alabama, Georgia, Colorado and Indiana, and one in Arizona, North Carolina, Massachusetts and Utah. These facilities are used for laboratory operations, administrative and billing and collections operations and storage space. These other facilities encompass an aggregate of approximately 529,000 square feet and have lease terms expiring from 2003 to 2017. As laboratory leases are scheduled to expire, we will consider whether to extend or renegotiate the existing lease or move the facility to another location within the defined geographic area of the operation.

Insurance

        We are at risk for being sued for acts or omissions of our pathologists, our laboratory personnel or hospital employees who are under the supervision of our hospital-based pathologists. We and our pathologists periodically become involved as defendants in medical malpractice and other lawsuits, some of which are currently ongoing, and are subject to the attendant risk of substantial damage awards. In June 2002, we replaced our existing medical malpractice insurance coverage with third party insurance companies with a new self-insurance, or captive, arrangement. We entered into this self-insurance arrangement because we were unable to renew our existing coverage at acceptable rates, which we believe was an industry-wide event. Under our self-insurance structure, we retain more risk for medical malpractice costs, including settlements and claims expense, than under our previous coverage. While we have obtained excess liability coverage for medical malpractice costs, we have no aggregate excess stop loss protection, meaning there is no aggregate limitation on the amount of risk we retain under these arrangements. For fiscal year 2002, our medical malpractice costs were approximately $11.1 million, representing an increase of $6.9 million from fiscal year 2001. This increase included a fourth quarter charge for incurred but not reported claims of $4.0 million. The determination of our medical malpractice costs is based on actuarial estimates of our medical malpractice settlement and claims expense and the costs of maintaining our captive insurance program and excess coverage. We periodically review and update the appropriateness of our accrued liability for medical malpractice costs. The terms of the purchase agreements relating to each of our past acquisitions generally contain certain limited rights of indemnification from the sellers of the practices. We also maintain property and general liability insurance policies and obtain indemnity agreements from third parties such as hospitals and national clinical laboratories.

        While we believe we have a prudent risk management system for our company and our pathologists, pending or future claims may be successful and, if successful, may not be covered or may exceed the limitations of our risk management program, including the limits of our captive insurance arrangements, our excess liability coverage and applicable indemnification provisions. It is also possible that our excess liability and other insurance coverage will not continue to be available at acceptable costs or on favorable terms. In addition, our insurance does not cover all potential liabilities arising from governmental fines and penalties, indemnification agreements and certain other uninsurable losses. For example, from time to time we agree to indemnify third parties, such as hospitals and national clinical laboratories, for various claims that may not be covered by insurance. As a result we may become responsible for substantial damage awards that are uninsured. We are currently subject to indemnity claims, which if determined adversely to us or one or more of our pathologists or other persons whom we indemnify, could exceed the limitations of our risk management program. Such a result would have an adverse effect on our business, financial condition and results of operations.

Legal Proceedings

        From time to time we receive subpoenas from government officials. While to date none of these investigations has resulted in liability, investigations are expensive and take valuable management time. For instance, we recently received subpoenas from the United States Attorney's office in Tampa, Florida to deliver Medicare billing records and other documents relating to alleged financial inducements received by a Florida physician who is not a pathologist with our company but is one of our clients. We are providing information to the United States Attorney's office and intend to cooperate in the investigation. We also are conducting our own internal investigation of the matter. It is not possible at this point in the investigation to determine whether the government will pursue action against us or to assess the merits of possible defenses we may have to any such action. Accordingly, no assurances can be given regarding the ultimate outcome of the investigation. Any action against us by the United States Attorney's office could result in fines or penalties being imposed upon us. Additionally, although we believe that we are in material compliance with federal and state fraud and abuse laws, there is no assurance that at a future time a United States Attorney, or other federal or state government agency will not reach a different conclusion.

        During the fourth quarter of 2002, two civil actions were commenced in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida. The two actions were consolidated on February 14, 2003 and an Amended Complaint was filed on March 6, 2003. The Amended Complaint alleges a breach of duty to stockholders in connection with the Transaction. The plaintiffs seek to represent a putative class consisting of the public stockholders of AmeriPath. Named as defendants in the Amended Complaint are AmeriPath, Inc. and the members of the AmeriPath board of directors. The plaintiffs allege, among other things, that the consideration is inadequate, that the announcement was improperly timed, that AmeriPath was not properly auctioned, that the Transaction is unfair, that the proxy statement omits certain information that plaintiffs contend is material and that the AmeriPath directors breached their fiduciary duties. The Amended Complaint seeks injunctive relief against consummation of the merger, unspecified amounts of damages, costs and expenses related to their actions and other unspecified relief. We believe the Amended Complaint lacks merit and have filed a motion to dismiss it.

        In addition, during the ordinary course of business, we have become and may in the future become subject to pending and threatened legal actions and proceedings. We may have liability with respect to our employees and our pathologists as well as with respect to hospital employees who are under the supervision of the hospital based pathologists. The majority of our pending legal proceedings involve claims of medical malpractice. Most of these relate to cytology services. Based upon current information, we believe the outcome of such pending legal actions and proceedings, individually or in the aggregate, will not have a material adverse effect on our financial condition, results of operations or liquidity. If we are ultimately found liable under these medical malpractice claims, however, there can be no assurance that our medical malpractice insurance coverage will be adequate to cover any such liability, and thus, our financial condition, results of operations and liquidity could suffer a material adverse effect. We may also, from time to time, be involved with legal actions related to the acquisition of and affiliation with physician operations, the prior conduct of such operations, or the employment (and restriction on competition of) physicians. There can be no assurance any costs or liabilities for which we become responsible in connection with such claims or actions will not be material or will not exceed the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties.

GOVERNMENT REGULATION

        Our business is subject to governmental and regulatory requirements relating to healthcare matters as well as laws and regulations relating to business corporations. We exercise care to structure our operations and arrangements with hospitals and physicians to comply with relevant federal and state laws. We believe our current arrangements and practices are in material compliance with applicable statutes and regulations. We have not received or applied, however, for legal opinions from counsel or from any federal or state regulatory authority to this effect, and many aspects of our business operations have not been the subject of federal or state regulatory interpretation. As a result, it is possible that our current or prior practices or arrangements could be found to be noncompliant with applicable laws and regulations, and any such occurrence could have an adverse effect on our business, financial condition and results of operations.

        We derived approximately 18%, 21% and 20% of our revenues for the years ended December 31, 2000, 2001 and 2002, respectively, and 20% of our revenues for each of the three months ended March 31, 2002 and 2003, from payments made by government sponsored healthcare programs, principally Medicare and Medicaid. These programs are subject to substantial regulation by the federal and state governments. Any change in payment regulations, policies, practices, interpretations or statutes that places limitations on reimbursement amounts, or changes in reimbursement coding or practices could adversely affect our financial condition and results of operations. In December 2002, Centers for Medicare and Medicaid Services, or CMS, published a final rule reducing the physician fee schedule conversion factor to 4.4% and reducing some pathology relative value unit factors. This rule was scheduled to take effect March 1, 2003. In the fiscal year 2003 Omnibus Appropriations Act, passed on February 13, 2003 and signed by the President on February 20, 2003, Congress granted CMS the authority to recalculate the physician fee schedule conversion factor, which has the effect of rescinding the 4.4% physician fee schedule conversion factor reduction and increasing the conversion factor by 1.6%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Trends and Events."

        Increasing budgetary pressures at both the federal and state level and concerns over the continued increase of the costs of healthcare have led, and may continue to lead, to significant reductions in healthcare payments and may lead to significant reduction in our revenue or our revenue for specific tests. State concerns over the growth in Medicaid costs also could result in payment reductions. Although governmental payment reductions have not materially affected us in the past, it is possible that such changes in the future could have an adverse effect on our financial condition and results of operations. In addition, Medicare, Medicaid and other government sponsored healthcare programs are increasingly shifting to some form of managed care. Some states have recently enacted legislation that will require that all Medicaid patients be converted to managed care organizations, and similar legislation may be enacted in other states, which could result in reduced payments to our company for such patients. In addition, a state-legislated shift in a Medicaid plan to managed care could cause the loss of some, or all, Medicaid business for us in that state if we were not selected as a participating provider. Additionally, funds received under all healthcare reimbursement programs are subject to audit with respect to the proper billing for physician services. Retroactive adjustments of revenue from these programs could occur. We expect that there will continue to be proposals to reduce or limit Medicare and Medicaid payment for services.

        In connection with our past acquisitions, we performed due diligence investigations with respect to the potential liabilities of acquired operations and obtained indemnification with respect to some liabilities from the sellers of these operations. Nevertheless, there could be undiscovered claims. Further, despite our efforts to obtain adequate indemnification, liabilities for which we become responsible in respect of acquired operations could be material and may exceed either the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties. We regularly review compliance by our acquired businesses with federal and state healthcare laws and regulations and revise, as appropriate, the policies and procedures of our acquired businesses to conform to our policies and procedures and applicable law. Although we maintain an active compliance program, it is possible that the government might challenge some of our current practices as not being in full compliance with applicable laws and regulations. A violation of these laws could result in the government's recoupment of fees previously paid to us, forfeiture of revenues due to us, civil and criminal penalties, exclusion of the physician, the operation or our company from participation in Medicare and Medicaid programs and loss of a physician's license to practice medicine.

Anti-Kickback Laws

        Federal anti-kickback laws and regulations prohibit any knowing and willful offer, payment, solicitation or receipt of any form of remuneration, either directly or indirectly, in return for, or to induce: (i) the referral of an individual for a service for which payment may be made by Medicare and Medicaid or certain other federal healthcare programs; or (ii) the purchasing, leasing, ordering or arranging for, or recommending the purchase, lease or order of, any service or item for which payment may be made by Medicare, Medicaid or certain other federal healthcare programs. Violations of federal anti-kickback laws and regulations are punishable by monetary fines, civil and criminal penalties and exclusion from participation in Medicare, Medicaid and other federal healthcare programs. Several states have similar laws.

        The federal government has published regulations that provide "safe-harbors" from prosecution under federal anti-kickback laws for business transactions that meet certain requirements. Failure to meet the requirements of a safe harbor does not necessarily mean a transaction violates the anti-kickback law. Although many of our operations do not satisfy the requirements of the safe harbors, we believe our operations are in material compliance with applicable anti-kickback laws, and we seek to structure arrangements to comply with applicable safe harbors where reasonably possible. There is a risk, however, that the federal government might conclude that our arrangements violate the anti-kickback statute. If any of our arrangements were found to be illegal, our company and the individual physicians involved could be subject to government recoupment of fees paid to us, forfeiture of revenues due to us or civil and criminal penalties, including exclusion from the participation in government reimbursement programs, which could adversely affect our business, financial condition and results of operations.

        The Office of Inspector General of the Department of Health and Human Services, or OIG, issues advisory opinions that provide advice on whether proposed business arrangements violate the anti-kickback law. In Advisory Opinion 99-13, the OIG opined that when prices for laboratory services for non-governmental patients are discounted below Medicare reimbursable rates, the anti-kickback law may be implicated. The OIG found prices discounted below the laboratory supplier's costs to be particularly problematic. In the same opinion, OIG suggested that a laboratory may be excluded from federal healthcare programs if it charges the Medicare or Medicaid programs amounts substantially in excess of discounted charges to other customers. In the OIG's opinion, charges are likely excessive if the profit margin for Medicare business exceeds the profit margin for non-federally reimbursed business.

        The OIG also has addressed physician practice management arrangements in an advisory opinion. In Advisory Opinion 98-4, the OIG found that management fees based on a percentage of practice revenues may violate the anti-kickback statute. These Advisory Opinions suggest that OIG might challenge prices below Medicare reimbursement rates or arrangements based on a percentage of revenues. While we believe our arrangements are in material compliance with applicable law and regulations, OIG's advisory opinions suggest there is a risk of an adverse OIG finding relating to arrangements reviewed in the advisory opinions. Any such finding could adversely affect our business, financial condition and results of operations.

Self-Referral and Financial Inducement Laws

        We are subject to federal and state statutes and regulations banning payments for referral of patients and referrals by physicians to healthcare providers with whom the physicians (or their immediate family members) have a financial relationship. The federal physician anti-self referral law, or the Stark Law, applies to Medicare and Medicaid and prohibits a physician from referring patients for certain "designated health services," including laboratory services, to an entity with which the physician has a financial relationship. Financial relationships include both investment (and ownership) interests in an entity and compensation arrangements with an entity. If an arrangement or relationship is covered by the Stark Law, all of the requirements of a Stark Law exception must be satisfied. Most states have enacted some form of referral law. State statutes and regulations affecting the referral of patients to healthcare providers range from statutes and regulations that are substantially similar to the federal law to simple requirements that physicians and other healthcare professionals disclose to patients any financial relationship the physicians or healthcare professionals have with a healthcare provider to which the patient is referred. These laws and regulations are often vague and, in many cases, have not been interpreted by courts or regulatory agencies. The state statutes and regulations generally apply to services reimbursed by both governmental and private payors. Violations of these laws may result in prohibition of payment for services rendered, government recoupment of fees paid to us and forfeiture of revenues due to us, loss of licenses and fines and civil and criminal penalties. In addition, violation of the Stark Law may result in exclusion from Medicare and Medicaid and other federal and state healthcare programs. Adverse judicial or administrative interpretations of any of these laws could adversely affect our business, financial condition and results of operations. In addition, expansion of our operations to new jurisdictions, or new interpretations of laws in existing jurisdictions, could require structural and organizational modifications of our relationships with physicians to comply with that jurisdiction's laws.

        We believe that the vast majority of requests for diagnostic tests made by our pathologists are excepted from the Stark Law definition of a "referral," which excepts from that definition any request by a pathologist for diagnostic laboratory tests and pathological examination services. Some pathologists affiliated with our company may make referrals for other services that are covered by the Stark Law. Many of these physicians have financial relationships with us in the form of compensation arrangements, ownership of contingent notes issued by us or both. In addition, prior to the consummation of the Transactions, many of these physicians were stockholders or option holders of our company or both. We believe, however, that their referrals are covered by the Stark Law exception that permits referrals for in-office ancillary services. Additionally, we believe that certain of these financial relationships are separately protected by various other Stark Law exceptions that permit referrals. We also believe that we are in material compliance with applicable state referral laws and regulations. If our financial relationships with pathologists were found to be illegal, or if prohibited referrals were found to have been made, we and our pathologists who make referrals could be subject to civil and criminal penalties, including fines, exclusion from participation in government and private payor programs, forfeiture of revenues due to us and requirements to refund amounts previously received from government and private payors.

False Claims Laws

        Under the federal False Claims Act, the government may fine any person who knowingly submits, or participates in submitting, claims for payment to the federal government that are false or fraudulent or that contain false or misleading information. In addition, knowingly making or using a false record or statement to avoid paying the federal government is a violation. Entities found to have violated the False Claims Act may be required to make significant payments to the government, including damages, penalties, forfeiture of revenues due and reimbursements of amounts previously collected. Individuals associated with the entity may be subject to prison terms and large fines. In addition, entities and individuals may be excluded from participating in Medicare, Medicaid and other federal healthcare programs. Many states have similar false claims statutes.

        In addition, private insurers may bring actions under false claim laws. In certain circumstances, federal and some state laws authorize private whistleblowers to bring false claim suits on behalf of the government against providers and reward the whistleblower with a portion of any final recovery. In addition, the federal government has engaged a number of nongovernmental-audit organizations to assist it in tracking and recovering false claims for healthcare services. The practices targeted include: billing for tests not performed, billing for tests not medically necessary or not ordered by the physician, "unbundling," or billing for tests individually rather than as a group, "upcoding" tests to realize higher reimbursement than what is owed, offering inducements to physicians for testing referrals and duplicate billing. These practices have led to governmental investigations and whistleblower suits that have resulted in financially significant payments made by a number of healthcare providers in the past decade.

        Since investigations relating to false claims have increased in recent years, it is more likely companies conducting business in the healthcare industry could become the subject of a federal or state civil or criminal investigation or action, be required to defend the results of such investigation, be subjected to civil and criminal fines, be sued by private payors and be excluded from Medicare, Medicaid or other federally funded healthcare programs. Although we monitor our billing practices for compliance with prevailing industry practice under applicable laws, such laws are complex and constantly evolving.

Government Investigations of Hospitals and Hospital Laboratories

        Significant media and public attention has been focused on the healthcare industry due to ongoing federal and state investigations related to referral and billing practices, laboratory and home healthcare services and physician ownership and joint ventures involving hospitals. Most notably, HCA, Inc., or HCA, has been under investigation with respect to such practices. We provide medical director services for numerous hospital laboratories, including 27 HCA hospital laboratories as of March 31, 2003. The government's investigation of HCA could result in a governmental investigation of one or more of our operations that have arrangements with HCA. In addition, the OIG and the Department of Justice have initiated hospital laboratory billing review projects in some states and are expected to extend such projects to additional states, including states in which we operate hospital laboratories. These projects increase the likelihood of governmental investigations of our operations. Although we monitor our billing practices and hospital arrangements for compliance with applicable laws, such laws are complex and constantly evolving. The government's investigations of entities with which we contract may have other effects which could adversely affect us, including termination or amendment of one or more of our contracts or business relationships.

Corporate Practice of Medicine Restrictions

        We are not licensed to practice medicine. The practice of medicine is conducted solely by our licensed pathologists. The manner in which licensed physicians can be organized to perform and bill for medical services is governed by the laws of the state in which medical services are provided and by the medical boards or other entities authorized by these states to oversee the practice of medicine. Business corporations generally are not permitted under the laws of many states to exercise control over the medical judgments or decisions of physicians or engage in certain practices, such as fee-splitting, with physicians. In states where we are not permitted to directly own a medical practice, we perform only non-medical and administrative and support services, do not represent to the public or our clients that we offer medical services and do not exercise influence or control over the practice of medicine. In those states, we conduct our laboratory operations indirectly through one or more physician-owned entities that are controlled by us.

        If the laws of a state restrict the direct employment of physicians or the practice of medicine by a company like ours, we conduct business in that state by contracting with an affiliated physician-owned entity that, in turn, employs the physicians who, in turn, practice medicine. In those states, we generally enter into a contract that restricts the owner of the affiliated entity from transferring his, her or its ownership interests in the affiliated entity and otherwise provides us or our designee with a controlling voting or financial interest in the affiliated entity and its laboratory operations. Our controlling financial interest is generally obtained pursuant to a long-term management service agreement between us and the affiliated physician-owned entity. Under the management services agreement we exclusively manage all aspects of the operation other than the provision of medical services. Generally, the affiliated entity has no operating assets because we acquired all of its operating assets at the time we acquired the related laboratory operations. As part of the management services agreements, each affiliated physician-owned entity is required to maintain medical malpractice insurance that names our company as an additional insured, and we are required to maintain general liability insurance that names the affiliated physician-owned entity as additional insured. Upon termination of the services agreement, each affiliated physician-owned entity is required to obtain continuing liability insurance coverage under either a "tail policy" or a "prior acts policy."

        We believe that we are currently in material compliance with the corporate practice laws in the states in which we operate. Regulatory authorities or other parties could assert, however, that we are engaged in the corporate practice of medicine. If such a claim were successfully asserted in any jurisdiction, our company and our pathologists could be subject to civil and criminal penalties under such jurisdiction's laws and could be required to restructure our contractual and other arrangements. Alternatively, some of our existing contracts could be found to be illegal and unenforceable. Any such occurrence could adversely affect our business, financial condition or results of operations. In addition, expansion of our operations to other states may require structural and organizational modification of our form of relationship with physicians or hospitals.

Restrictions on Fee-Splitting

        Many states prohibit the splitting or sharing of fees between physicians and non-physicians. These laws vary from state to state and are enforced by courts and regulatory agencies, each with broad discretion. Most of the states with fee-splitting laws only prohibit a physician from sharing fees with a referral source. Some states, however, have interpreted management agreements between entities and physicians as unlawful fee-splitting.

        We believe our arrangements with pathologists materially comply with the fee-splitting laws of the states in which we operate. Nevertheless, it is possible regulatory authorities or other parties could claim we are engaged in fee-splitting. If such a claim were successfully asserted in any jurisdiction, our company and our pathologists could be subject to civil and criminal penalties, and we could be required to restructure our contractual and other arrangements. Any restructuring of our contractual and other arrangements could result in lower revenues, increased expenses and reduced control over our operations. Alternatively, some of our existing contracts could be found to be illegal and unenforceable, which could result in the termination of those contracts and an associated loss of revenue. In addition, expansion of our operations to other states with fee-splitting prohibitions may require structural and organizational modification to the form of relationships that we currently have with pathologists, affiliated operations and hospitals.

Medicare Fee Schedules for Diagnostic Laboratory Testing

        Medicare reimburses hospitals for services performed for a patient based on location-specific fee schedules, which in part are based on Consumer Price Index, or CPI, related adjustments. At various times, Congress has implemented a national cap on Medicare laboratory fee schedules and has either limited or eliminated the annual CPI adjustments of the Medicare laboratory fee schedules. In December 2002, Centers for Medicare and Medicaid Services, or CMS, published a final rule reducing the physician fee schedule conversion factor to 4.4% and reducing some pathology relative value unit factors. This rule was scheduled to take effect March 1, 2003. In the fiscal year 2003 Omnibus Appropriations Act, passed on February 13, 2003 and signed by the President on February 20, 2003, Congress granted CMS the authority to recalculate the physician fee schedule conversion factor, which has the effect of rescinding the 4.4% physician fee schedule conversion factor reduction and increasing the conversion factor by 1.6%. State Medicaid programs similarly pay in accordance with a fee schedule and may cap payments either in accordance with Medicare caps or state requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Trends and Events" for additional discussion.

Reevaluations and Examination of Billing

        Payors periodically reevaluate the services they cover. In some cases, government payors such as Medicare also may seek to recoup payments previously made for services determined not to be covered. Moreover, recently the federal government has become more aggressive in examining laboratory billing and seeking repayments and penalties as the result of improper billing for services. The primary focus of this initiative has been on hospital laboratories and on clinical laboratory tests as opposed to anatomic pathology tests. The scope of this initiative, however, could expand. Furthermore, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and a joint governmental initiative commenced in 1995 called Operation Restore Trust have strengthened the powers of the OIG and increased the funding for Medicare and Medicaid audits and investigations. As a result, the OIG has expanded and continues to expand the scope of its healthcare audits and investigations. State enforcement actions are similarly expanding. Federal and state audits and inspections, whether on a scheduled or unannounced basis, are conducted from time to time at our facilities. We believe our practices are proper and do not include any allegedly improper practices now being examined.

Laboratory Compliance Plan

        In February 1997, the OIG released a model compliance plan for laboratories based largely on the corporate integrity agreements negotiated with the laboratories against which government enforcement actions were brought under Operation Restore Trust. We adopted and maintain a compliance plan, which includes components of the OIG's model compliance plan, as we deem appropriate to the conduct of our business. Our senior vice president of operations serves as our chief compliance officer and reports directly to the audit committee of our board of directors.

Antitrust Laws

        In connection with state corporate practice of medicine laws discussed above, the physician-owned affiliates through which we operate are organized as separate legal entities. As such, the physician practice entities may be deemed to be persons separate both from our company and from one another under the antitrust laws and, accordingly, subject to a wide range of federal and state laws prohibiting anti-competitive conduct among separate legal entities. We believe we are in compliance with federal and state antitrust laws and intend to comply with any state and federal laws that may affect us. The government has increased its scrutiny, particularly with regard to healthcare providers. A review of our business and operations by courts or regulatory authorities may adversely affect our business, financial condition or results of operations.

HIPAA Criminal Penalties

        HIPAA created criminal provisions imposing penalties for fraud against any healthcare benefit program for theft or embezzlement involving healthcare and for false statements in connection with the payment of any health benefits. HIPAA also provided broad prosecutorial subpoena authority and authorized property forfeiture upon conviction of a federal healthcare offense. Significantly, the HIPAA provisions apply both to federal programs and to private health benefit programs. HIPAA also broadened the authority of the OIG to exclude participants from federal healthcare programs. Because of the uncertainties as to how the HIPAA provisions will be enforced, we currently are unable to predict their ultimate impact on us.

Licensing

        The Clinical Laboratory Improvement Amendments program, or CLIA, extends federal oversight to virtually all healthcare laboratories by requiring that laboratories be certified by the government. Many laboratories also must meet governmental quality and personnel standards, undergo proficiency testing and biennial inspection. Rather than focusing on location, size or type of laboratory, oversight is based on the complexity of the test performed by the laboratory. The CLIA quality standards regulations divide all tests into three categories: waived, moderate complexity and high complexity. They also establish requirements depending upon the complexity of the test performed. Our outpatient laboratories are licensed by the Department of Health and Human Services, or HHS, under CLIA to perform high complexity testing. Generally, the HHS regulations require laboratories that perform high complexity or moderate complexity tests to implement systems that ensure the accurate performance and reporting of test results, establish quality control systems, conduct proficiency testing and perform biennial inspections. We also are subject to state regulation, and CLIA provides that a state may adopt more stringent regulations than federal law. For example, some states in which we operate require that laboratory personnel meet certain qualifications and quality controls, maintain certain records and undergo proficiency testing.

        Persons engaged in the practice of medicine must be licensed by each state in which they practice. The professional practice of physicians is regulated in each state by the state board of medicine. Each board of medicine has rules enumerating the activities that constitute unprofessional conduct. A board may sanction unprofessional conduct by suspending, restricting or revoking a physician's license. Other possible sanctions include restraining orders, injunctions, imprisonment and fines.

HIPAA Regulations Relating to Privacy, Security and Transmission of Health Information

        Among other things, HIPAA established several requirements regarding the privacy, security and transmission of health information. HHS has issued several sets of regulations in accordance with its authority under HIPAA. In general, these regulations apply to healthcare providers, health plans and healthcare clearinghouses, which we refer to as covered entities. Our company and most of our operations are subject to the HIPAA regulations.

        Pursuant to HIPAA, HHS issued final privacy regulations establishing comprehensive federal standards relating to the use and disclosure of individually identifiable health information or other protected health information. These regulations establish limits on the use and release of protected health information, provide for patients' rights to access, amend and receive an accounting of disclosures of protected health information and require certain safeguards to protect individually identifiable health information. In addition, each covered entity must contractually bind individuals and entities that furnish services on its behalf, and to which the covered entity discloses individually identifiable health information, to restrictions on the use of and disclosure of the information. The federal privacy regulations do not supersede state laws that are more stringent. Thus, we must reconcile both the federal privacy regulations and other state privacy laws that are more stringent than the federal laws. Our operations that are regulated by HIPAA were required to be in compliance with the federal privacy regulations by April 14, 2003. The HHS Office for Civil Rights, or OCR, was expected to release several guidance documents addressing questions or concerns raised by the privacy regulations prior to the compliance date but failed to do so. On April 17, 2003, HHS published an interim final regulations, regarding civil money penalties, procedures for investigations, imposition of penalties and hearings. The regulations largely deal with procedural issues and do not address substantive issues such as what violations will result in the imposition of a civil money penalty, how penalties will be determined, and factors that will be taken into account in determining the amount of a penalty. The Company believes that its operations are in material compliance with the HIPAA privacy regulations. Due to the lack of guidance from OCR and great uncertainty regarding the interpretation of the HIPAA privacy regulations, however, there is no assurance that OCR would not find that the Company is not in compliance.

        Like the privacy regulations, the electronic transaction standards have also become final. These regulations establish uniform standards relating to data reporting, formatting and coding that covered entities must use in conducting certain transactions. The electronic transaction standards presently apply to eight different transactions, including transactions relating to healthcare claims and healthcare payment and remittance advice. Upon the compliance date, healthcare providers must use these standards when electronically conducting a covered transaction with health plans or other healthcare providers. The compliance date for these regulations was October 2002, although the Administrative Simplification Compliance Act granted a covered entity an additional one-year to achieve compliance if it filed a compliance plan on or before October 15, 2002. We filed a compliance plan to extend the applicable compliance date for these regulations until October 16, 2003. Any of our operations acquired or formed after October 15, 2002 that did not file for an extension are required to be in immediate compliance.

        The security regulations promulgated pursuant to HIPAA were finalized on February 20, 2003 and will be effective on April 21, 2005. The purpose of the proposed security regulations is to establish a minimum standard for the protection of individually identifiable health information in electronic form. The regulations provide administrative, physical and technical safeguards that must be implemented to protect electronic individually identifiable health information from unauthorized access, alteration, deletion and transmission.

        The HIPAA regulations could result in significant financial obligations for us and will pose increased regulatory risk. The privacy regulations could limit our use and disclosure of patient health information. For example, HHS has indicated that cells and tissue samples are not protected health information but that analyses of these samples are protected. HHS has stated that if a person provides cells to a researcher and tells the researcher that the cells are an identified individual's cancer cells, that accompanying statement is protected health information about that individual. At this time, we are not able to determine the full consequences of the HIPAA regulations to our business or the total cost of complying with these regulations. However, the HIPAA regulations are expected to impact us operationally and financially.

        Violations of HIPAA are punishable by civil and criminal penalties. State privacy laws may impose similar sanctions on us.

Other Regulations

        In addition, our facilities and operations are subject to licensing and regulation under federal, state and local laws relating to the safety and health of laboratory employees and the collecting, storing, handling and disposal of medical specimens, infectious and hazardous waste and radioactive materials. We believe our laboratory operations are in material compliance with applicable federal and state laws and regulations relating to the generation, use, storage, treatment and disposal of all laboratory specimens and other biohazardous waste. We utilize licensed vendors for the disposal of such specimen and waste.

        In addition to its comprehensive regulation of safety in the workplace, the federal Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for healthcare employees, including clinical laboratories, whose workers may be exposed to blood-borne pathogens, such as HIV and the hepatitis B virus. These regulations require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to and transmission of, blood-borne pathogens. Regulations of the Department of Transportation, the Public Health Services and the U.S. Postal Service also apply to the transportation of laboratory specimens. We believe we are in material compliance with these regulations.

MANAGEMENT

Executive Officers and Directors

        The board of directors of our parent and of our company are identical. The following table sets forth information about our directors and executive officers as of the date of this prospectus:

Name	Age	Position(s)
James C. New	57	Chief Executive Officer
Gregory A. Marsh	42	Vice President, Chief Financial Officer and Secretary
Dennis M. Smith, Jr., M.D	51	Executive Vice President of Genomic Strategies
Stephen V. Fuller	48	Senior Vice President, Human Resources
Haywood D. Cochrane, Jr.	53	Director
D. Scott Mackesy	34	Director
Paul B. Queally	38	Director
C. Arnold Renschler, M.D.	61	Director
Sean M. Traynor	33	Director

        Effective June 2, 2003, David L. Redmond will join our company as Executive Vice President and Chief Financial Officer. At such time, Mr. Marsh will cease to have the title and responsibilities of Chief Financial Officer. We are in discussions with Mr. Marsh as to whether he will transition to another position with our company.

        Set forth below is a brief description of the business experience of each of our directors and executive officers, including Mr. Redmond.

        James C. New has been our Chief Executive Officer since January 1996. Mr. New served as Chairman of the Board of Directors of AmeriPath from January 1999 to March 2003. Mr. New also served as President of AmeriPath from January 1996 until November 2000. Prior to joining us, Mr. New was the founder, President, Chief Executive Officer and director of RehabClinics, Inc., one of the largest outpatient rehabilitation companies in the country. RehabClinics completed its initial public offering in June 1992 and merged with NovaCare, Inc. in February 1994. Mr. New was President of NovaCare's outpatient division from 1994 to 1995. Prior to founding RehabClinics, he served as President of Greater Atlantic Health Service and Physicians Choice of Southeastern Pennsylvania, both of which are HMOs. From 1993 through 1996, Mr. New was the Chairman of the acquisition committee and Director of Pet Practice, Inc. From 1978 to 1985, Mr. New served in various executive positions at Textron, Inc. and Emerson Electric, Inc.

        Gregory A. Marsh has been our Vice President, Chief Financial Officer and Secretary since February 2001. Effective June 2, 2003, however, Mr. Marsh will no longer serve as our Chief Financial Officer. We are in discussions with Mr. Marsh as to whether he will transition to another position with our company. From August 1996 to February 2001, he served as our Vice President, Corporate Controller. Prior to joining us, Mr. Marsh was the Director of Budgeting and Financial Analysis for Sensormatic Electronics Corporation from November 1991 to July 1996. From 1983 to October 1991, Mr. Marsh worked for Coopers & Lybrand in Pittsburgh, Pennsylvania and South Florida. Mr. Marsh is a Certified Public Accountant in the State of Florida.

        David L. Redmond will be joining our company on June 2, 2003 as our Executive Vice President and Chief Financial Officer. Prior to joining us, Mr. Redmond served as the Chief Financial Officer for both Accentia, Inc., a specialty pharmacy and pharmacoeconomics company, and MedHost, Inc., a management information software and services company for hospital emergency departments. Mr. Redmond was the Chief Financial Officer of PharMerica, Inc. from 1998 through 1999 where he directed the corporate restructuring and eventual sale of the company to Bergen Brunswig Corporation in 1999. From 1995 to 1997 Mr. Redmond served as the Executive Vice President and Chief Financial Officer for Pharmacy Corporation of America, prior to which he was a Senior Vice President and Chief

Financial Officer of Pharmacy Management Services, Inc. Mr. Redmond is a Certified Public Accountant and spent approximately 16 years with KPMG Peat Marwick.

        Dennis M. Smith, Jr., M.D. has been our Executive Vice President of Genomic Strategies since April 2000. Dr. Smith served as a member of the Board of Directors of AmeriPath from November 2001 to March 2003 and served as our Chief Medical Officer from March 1999 to May 2003. From March 1999 to April 2000, Dr. Smith was our Senior Vice President. He also holds the position of Managing Director of AmeriPath Laboratory Physicians, Jacksonville, where he has served since 1984. Currently, Dr. Smith is a member of the Board of Trustees of the National Blood Foundation and serves as a director of the Florida-Georgia Blood Alliance. He is also a member of Vanderbilt University School of Engineering's Committee of Visitors. Dr. Smith was previously President of the American Association of Blood Banks, Director and Executive Head of the American Red Cross Blood Services, Nashville Region, Chairman of the National Blood Foundation and a director of Immucor, Inc.

        Stephen V. Fuller has been our Senior Vice President of Human Resources since June 1999 and served as our Vice President of Human Resources from November 1996 until June 1999. Prior to joining us, he held executive human resources positions at Miami Heart Institute, Delray Medical Center, Hialeah Hospital, South Miami Hospital, Highland Park General Hospital and the University of Miami/Jackson Memorial Medical Center. Mr. Fuller has 23 years of experience in healthcare human resources and is certified by the HR Certification Institute as a Senior Professional in Human Resources and by World at Work (formerly the American Compensation Association) as a Certified Compensation Professional (CCP). Mr. Fuller is an active member of the Society for Human Resources Management and has served in a variety of leadership capacities, including Area II Board Member, Board Member of the HR Florida State Council, State Director for Florida, District Director for South Florida and President of the Greater Miami Society for Human Resources Management.

        Haywood D. Cochrane, Jr. rejoined our board of directors in May 2003 after previously serving as a member from August 2001 to the effective date of the Transactions. Mr. Cochrane has served as the Chief Executive Officer of CHD Meridian Corporate Healthcare ("CHD Meridian") in Nashville, Tennessee since February 1997. Prior to joining CHD Meridian, Mr. Cochrane served as a consultant to Laboratory Corporation of American Holdings ("LabCorp"). From April 1995 to November 1996 he was Executive Vice President, Chief Financial Officer and Treasurer of LabCorp. Mr. Cochrane was an employee of National Health Laboratories, Inc. ("NHL") from June 1994 to April 1995, following NHL's acquistion of his former employer, Allied Clinical Laboratories, Inc. ("Allied"). Mr. Cochrane was President and Chief Executive Officer of Allied from its formation in 1989 until its acquistion by NHL in June 1994. Mr. Cochrane is currently a director at JDN Realty, Inc., TriPath Imaging, Inc., and Sonus Corp.; all publicly traded companies, as well as CHD Meridian.

        D. Scott Mackesy has been a director of our company since consummation of the Transactions. Mr. Mackesy is a general partner of Welsh, Carson, Anderson & Stowe, where he focuses primarily on investments in the healthcare industry and is a managing member of the general partner of Welsh, Carson, Anderson & Stowe IX, L.P. Prior to joining Welsh Carson in 1998, Mr. Mackesy was a Vice President in the Investment Research Department at Morgan Stanley Dean Witter, where he was a healthcare equity research analyst. Mr. Mackesy received his bachelor's degree from The College of William & Mary. He is a member of the boards of directors of LabOne, Inc., United Surgical Partners, Inc. and several private companies.

        Paul B. Queally has been a director of our company since the consummation of the Transactions. Mr. Queally is a general partner of Welsh, Carson, Anderson & Stowe, where he focuses primarily on investments in the healthcare industry and is a managing member of the general partner of Welsh, Carson, Anderson & Stowe IX, L.P. Prior to joining Welsh Carson in 1996, Mr. Queally was a general partner at the Sprout Group, the private equity group of the former Donaldson, Lufkin & Jenrette.

Mr. Queally received his bachelor's degree from the University of Richmond and MBA from Columbia Business School. He is currently the Chairman of the Board of Concentra Managed Care, Inc. and a member of the boards of directors of LabOne, Inc., MedCath, Inc., United Surgical Partners, Inc. and several private companies.

        C. Arnold Renschler, M.D. rejoined our board of directors in May 2003 after previously serving as a member from April 1997 to the effective date of the Transactions. Retired in May 2000, he had been Executive Vice President of Bergen Brunswig Corp. since April 1999. From December 1997 to April 1999, he was President and CEO of PharMerica, Inc. and a member of its board of directors. From June 1996 to November 1997, Dr. Renschler was President and Chief Executive Officer of Pharmacy Corporation of America, a division of Beverly Enterprises, Inc. From January 1990 to June 1996, he held various positions, including serving as a director, President and Chief Operating Officer and Chief Clinical Officer of NovaCare, Inc. He currently serves as a director of two privately-held health care companies, Cora Health, Inc. and Elderport, Inc. Dr. Renschler is certified in pediatric medicine.

        Sean M. Traynor has been a director of our company since consummation of the Transactions. Mr. Traynor is a principal at Welsh, Carson, Anderson & Stowe, where he focuses primarily on investments in the healthcare, information services and telecommunications industries. Prior to joining Welsh Carson in 1999, Mr. Traynor worked in the healthcare and insurance investment banking groups at Bankers Trust Alex. Brown from 1996 until 1999. Prior to joining Bankers Trust Alex. Brown, Mr. Traynor spent three years with Coopers & Lybrand. Mr. Traynor earned his bachelor's degree from Villanova University and an MBA from the Wharton School of Business. He is a member of the boards of directors of LabOne, Inc. and several private companies.

Board Committees

        Our board directs the management of our business and affairs as provided by Delaware law and conducts its business through meetings of the full board of directors. Subsequent to the Transactions, the board of directors will create two standing committees: the audit committee and the compensation committee. In addition, from time to time other committees may be established under the direction of the board of directors when necessary to address specific issues.

        The duties and responsibilities of the audit committee will include recommending to the board of directors the appointment or termination of the engagement of our independent public accountants, otherwise overseeing the independent auditor relationship, reviewing our significant accounting policies and internal controls and reporting its recommendations and findings to the full board of directors. The compensation committee will review and approve the compensation of our chief executive officer and administer our stock option plan.

Director Compensation

        We pay each director who is not an employee of our company or affiliate of our company a retainer of $10,000 per year plus $1,500 for each meeting of the board of directors attended in-person and $500 for meetings attended by telephone. In addition, each such director is also entitled to receive an option to purchase 10,000 shares of our parent's common stock pursuant to our parent's stock option plan in connection with such director's initial election to the board and is eligible to receive discretionary grants of options to purchase additional shares from time to time thereafter. Upon their appointment to the board, Mr. Cochrane and Dr. Renschler each received an option to purchase 10,000 shares of our parent's common stock with an exercise price equal to $6.00 share. We also reimburse all directors for out-of-pocket expenses incurred in connection with the rendering of services as a director.

Executive Compensation

Summary Compensation Table

        The following table sets forth the aggregate compensation paid or earned during the prior three years to our chief executive officer and each of our four other most highly compensated executive officers at the end of our last fiscal year whose total annual salary and bonus was $100,000 or more during our last fiscal year (the chief executive officer and such other executive officers are sometimes referred to herein as the named executive officers).

Annual Compensation
Name And Principal Position	Fiscal Year		Salary ($)	Bonus ($)	Other Annual Compensation ($)		Long-Term Compensation Number Of Options Granted
James C. New Chief Executive Officer	2002 2001 2000		473,846 425,000 375,000	— 255,000 225,000	175,000 — —	(1)(6)	80,000 75,000 61,000
Brian C. Carr(2) President	2002 2001		299,594 271,862	— 100,000	— 57,023	(1) (3)	35,000 200,000
Gregory A. Marsh Vice President and Chief Financial Officer	2002 2001 2000	(5)	220,000 180,939 —	— 100,000 —	175,000 — —	(4)	30,000 35,000 —
Dennis M. Smith, Jr., M.D. Executive Vice President of Genomic Strategies and Chief Medical Officer	2002 2001 2000		350,000 348,769 242,308	— — —	— — —		20,000 50,000 34,000
Stephen V. Fuller Senior Vice President, Human Resources	2002 2001 2000		218,405 192,736 161,153	55,010 76,442 66,500	— — —		20,000 20,000 20,000

(1)
The aggregate amount of perquisites and other personal benefits provided to the executive officer is less than the lesser of 10% of the total annual salary and bonus of such officer or $50,000, but is not $0.

(2)
Mr. Carr was president of our company as of December 31, 2002, but recently terminated his employment with us.

(3)
Represents reimbursement of expenses in connection with Mr. Carr's relocation to West Palm Beach, Florida from Nashville, Tennessee.

(4)
Represents a one-time bonus, of which $100,000 has been paid to date, payable to Mr. Marsh in connection with his efforts regarding the sale of AmeriPath.

(5)
Mr. Marsh was not an executive officer during 2000.

(6)
Represents a one-time bonus payable to Mr. New in connection with his efforts regarding the sale of AmeriPath.

Option Grants In Last Fiscal Year(1)

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)(3)
	Number of Securities Underlying Options Granted(2)
Name		Percent of Total Options Granted to Employees in Year	Exercise Price per Share	Expiration Date
					5%	10%
James C. New	80,000	12.6%	$26.14	2/18/12	1,315,144	3,332,834
Brian C. Carr	35,000	5.5%	$26.14	2/18/12	575,376	1,458,115
Gregory A. Marsh	30,000	4.7%	$26.14	2/18/12	493,179	1,249,813
Dennis M. Smith, Jr., M.D.	20,000	3.2%	$26.14	2/18/12	328,786	833,209
Stephen V. Fuller	20,000	3.2%	$26.14	2/18/12	328,786	833,209

(1)
All options listed herein have been accelerated and canceled in the Transactions in exchange for the right to receive $21.25 in cash less the exercise price of the option. Upon consummation of the Transactions certain of the named executive officers and certain other officers received options to purchase common stock pursuant to our parent's new stock option plan. See "—Employment Agreements," "—New Stock Option Plan" and "Security Ownership of Certain Beneficial Owners and Management."

(2)
All options were granted under either our Amended and Restated 1996 Stock Option Plan or our 2001 Stock Option Plan at exercise prices equal to or greater than the fair market value of our common stock on the date of the grant and vested over five years with a ten-year term. Both plans were terminated upon consummation of the Transactions.

(3)
These assumed annual rates of appreciation were used in compliance with the rules of the SEC and are not intended to forecast future price appreciation of our common stock.

Option Exercises in Last Year and Year-End Option Value Table(1)

			Number of Securities Underlying Unexercised Options Held at 2002 Year End
					Value of Unexercised In-The-Money Options at 2002 Year End ($)(2)
Name	Number of Options Exercised	Amount Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
James C. New	210,000	4,981,450	101,411	204,600	993,098	844,845
Brian C. Carr	20,000	82,160	20,000	195,000	—	—
Gregory A. Marsh	12,700	257,427	12,000	75,000	46,760	251,440
Dennis M. Smith, Jr., M.D.	—	—	46,600	92,400	431,025	419,800
Stephen V. Fuller	13,800	247,219	7,200	57,000	24,620	272,070

(1)
All shares of common stock issued upon exercise of the options listed herein were converted in the Transactions into the right to receive $21.25 in cash. Upon consummation of the Transactions certain of the named executive officers and certain other officers received options to purchase common stock pursuant to our parent's new stock option plan. See "—Employment Agreements," "—New Stock Option Plan" and "Security Ownership of Certain Beneficial Owners and Management."

(2)
The indicated value of the options is a computation of the difference between the applicable option exercise price and the closing market price of our common stock as of December 31, 2002 ($21.50) multiplied by the number of shares of our common stock underlying such option.

Employment Agreements

        James C. New entered into an amended and restated employment agreement with us on December 8, 2002, which amendment and restatement became effective upon the consummation of the Transactions. The amended and restated employment agreement of Mr. New provides, among other things, for

  (1)
  an initial term of three years from the effective date of the Transactions, with an automatic renewal for additional one-year terms, up to a maximum of two one-year renewals, unless either us or Mr. New elects not to renew the term,

  (2)
  a base salary of $500,000, subject to annual review,

  (3)
  annual performance-based bonus compensation equal to a maximum of 100% of his base salary and

  (4)
  the grant to Mr. New of options to purchase, subject to certain vesting requirements and other conditions, such number of shares of common stock of our parent as shall equal five percent (5%), subject to certain adjustments, of our parent's common stock issued and outstanding on a fully-diluted basis as of the effective date of the Transactions at a purchase price of $6 per share under our parent's new stock option plan.

One-half of the options granted to Mr. New will vest over time based on Mr. New's continued employment and certain other enumerated events and the other half of the options will vest on the seventh anniversary of the effective date of the Transactions, if Mr. New remains employed through such date, subject to earlier vesting based on the attainment of performance goals and on the occurrence of certain other enumerated events. In addition, Mr. New's amended and restated employment agreement eliminated an additional bonus that he would have received if still employed one year after the Transactions equal to one times his current salary and bonus.

        Mr. New's employment agreement provides that if he is terminated for cause, or if he terminates his employment without certain enumerated good reasons, we shall pay to him any accrued and unpaid base salary through the date of termination, any bonus declared and earned with respect to the completed fiscal year ending prior to such termination, if any, a payment for accrued and unused vacation days, reimbursement for reasonable business expenses incurred prior to the date of termination and amounts or benefits owing to him under our then applicable employee benefit plans and programs. In addition, if we terminate Mr. New's employment without cause, or if he terminates his employment for certain enumerated good reasons, before the third year anniversary of the effective date of the Transactions, we will pay to him any accrued and unpaid base salary through the date of termination and, as severance pay, an amount equal to two times his base salary and bonus payment for the prior year. If we terminate Mr. New's employment without cause during one of the two one-year renewal terms provided for under his amended and restated employment agreement, we will pay to him any accrued and unpaid base salary through the date of termination and, as severance pay, an amount equal to one times his base salary and bonus payment for the prior year. In the event of

  (1)
  a change of control during his employment term or

  (2)
  in the event that we terminate Mr. New without cause or Mr. New terminates his employment for certain enumerated good reasons prior to the date of a change of control and it is reasonably demonstrated that such termination or good reason (a) was at the request of a third party who has taken steps reasonably calculated to effect such change of control or (b) otherwise arose in connection with or anticipation of such change of control, then we shall pay to Mr. New a lump sum bonus equal to two times the sum of his annual base salary and bonus payment for the prior fiscal year. Additionally, all Mr. New's outstanding unvested time-based options will immediately vest and become exercisable and Mr. New will be eligible to have his unvested performance-based options vest to the extent certain targets are met.

        Mr. New's amended and restated employment agreement provides that we will pay him additional amounts in the event that any payments and benefits under such agreement or any other agreement or plan of the surviving corporation under which Mr. New is entitled to receive payments or benefits, referred to as the total payments, would be subject to "golden parachute" excise taxes imposed by Section 4999 of the Internal Revenue Code of 1986, as amended. The additional amount to be paid to Mr. New would be such that after payment by Mr. New of all taxes and excise tax imposed upon the amount of such total payments, Mr. New would retain the total payments as if such excise tax did not apply.

        Gregory A. Marsh entered into amendments to his existing employment contract as of December 8, 2002 and as of March 26, 2003, each of which became effective upon the consummation of the Transactions. Mr. Marsh's employment agreement, as amended, provides, among other things, for

  (1)
  a base salary of $240,000, subject to annual review,

  (2)
  annual performance-based bonus compensation target of 35% of his base salary,

  (3)
  an increase of the termination without cause benefits to eighteen months of base salary, bonus and health benefits,

  (4)
  an increase of the non-competition provision to eighteen months and

  (5)
  the grant to Mr. Marsh of options to purchase, subject to certain vesting requirements and other conditions, such number of shares of common stock of our parent as shall equal one percent (1%), subject to certain adjustments, of our parent's common stock issued and outstanding on a fully-diluted basis as of the effective date of the Transactions at a purchase price of $6 per share under our parent's new stock option plan.

One-half of the options granted to Mr. Marsh will vest over time based on Mr. Marsh's continued employment and certain other enumerated events and the other half of the options will vest on the seventh anniversary of the effective date of the Transactions, if Mr. Marsh remains employed through such date, subject to earlier vesting based on the attainment of performance goals and on the occurrence of certain other enumerated events. In addition, the amendment to Mr. Marsh's employment agreement eliminated an additional bonus that he would have received if still employed one year after the Transactions equal to one times his current salary.

Mr. Marsh's amended employment agreement provides that in the event of a change in control during his employment with us, we shall pay to him a lump sum bonus equal to one and one-half times his annual base salary. Additionally, if, prior to the one-year anniversary of the consummation of the Transactions, Mr. Marsh's employment is either terminated without cause, we require Mr. Marsh to be based at any office or location more than 25 miles of where he is based and he elects to terminate his employment as a result, or his position, authority, duties and responsibilities are not at least commensurate in all material respects with the those held preceding the change in control and he elects to terminate his employment as a result, then we shall pay to him any unpaid base salary and bonus through the effective date of the termination, his bonus for the year of termination, if any, a lump sum payment equal to one and one-half times his annual base salary and any other compensation and benefits due him pursuant to the termination without cause section of his employment agreement. In addition, if we terminate Mr. Marsh without cause or he terminates his employment for any of the reasons described in the preceding sentence prior to the date of a change of control and it is reasonably demonstrated that such termination or reason

  (1)
  was at the request of a third party who has taken steps reasonably calculated to effect such change of control or

  (2)
  otherwise arose in connection with or anticipation of such change of control, then Mr. Marsh will receive

    (a)
    a lump sum bonus equal to one and one half times his annual base salary,

    (b)
    all of Mr. Marsh's outstanding unvested time-based options will immediately vest and become exercisable and

    (c)
    Mr. Marsh will be eligible to have his unvested performance-based options vest to the extent certain targets are met.

        We are in discussions with Mr. Marsh as to whether he will transition to another position with our company.

        Dennis M. Smith, Jr., M.D. entered into amendments to his existing employment contract as of December 8, 2002 and as of March 26, 2003, each of which became effective upon the consummation of the Transactions. Dr. Smith's employment agreement, as amended, provides, among other things, for

  (1)
  a base salary of $350,000, subject to annual review and

  (2)
  the grant to Dr. Smith of options to purchase, subject to certain vesting requirements and other conditions, such number of shares of common stock of our parent as shall equal one-quarter of one percent (0.25%), subject to certain adjustments, of our parent's common stock issued and outstanding on a fully-diluted basis as of the effective date of the Transactions at a purchase price of $6 per share under our parent's new stock option plan.

One-half of the options granted to Dr. Smith will vest over time based on Dr. Smith's continued employment and certain other enumerated events and the other half of the options will vest on the seventh anniversary of the effective date of the Transactions, if Dr. Smith remains employed through such date, subject to earlier vesting based on the attainment of performance goals and on the occurrence of certain other enumerated events.

        Dr. Smith's amended employment agreement provides that if, prior to the one-year anniversary of the consummation of the Transactions, he is terminated without cause or we require him to be based at any office or location more than twenty-five miles from where he is then based and he elects to terminate his employment as a result, we shall pay to him any unpaid base salary and bonus through the effective date of the termination and a lump sum payment equal to one times his annual base salary. In addition, if prior to the date of a change in control Dr. Smith is terminated without cause, the surviving corporation requires him to be based at any office or location more than 25 miles of where he is based or his position, authority, duties and responsibilities are not at least commensurate in all material respects with those held preceding the change in control and he elects to terminate his employment as a result, and it is reasonably demonstrated that such termination or reason

  (1)
  was at the request of a third party who has taken steps reasonably calculated to effect such change in control or

  (2)
  otherwise arose in connection with or in anticipation of such change in control,

then

    (a)
    all of Dr. Smith's outstanding unvested time-based options will immediately vest and become exercisable and

    (b)
    he will be eligible to have his unvested performance-based options vest to the extent certain targets are met.

        Additionally, if within one-year following the change in control Dr. Smith is terminated without cause or elects to terminate his employment for the same reasons described in the preceding sentence then all Dr. Smith's outstanding unvested time-based options will immediately vest and become exercisable.

        Stephen V. Fuller entered into amendments to his existing employment contract as of December 8, 2002 and as of March 26, 2003, each of which became effective upon the consummation of the Transactions. Mr. Fuller's employment agreement, as amended, provides, among other things, for

  (1)
  a base salary of $228,000, subject to annual review,

  (2)
  annual performance-based bonus compensation target of 35% of his base salary and

  (3)
  the grant to Mr. Fuller of options to purchase, subject to certain vesting requirements and other conditions, such number of shares of common stock of our parent as shall equal one-half of one percent (0.50%), subject to certain adjustments, of our parent's common stock issued and outstanding on a fully-diluted basis as of the effective date of the Transactions at a purchase price of $6 per share under our parent's new stock option plan.

One-half of the options granted to Mr. Fuller will vest over time based on Mr. Fuller's continued employment and certain other enumerated events and the other half of the options will vest on the seventh anniversary of the effective date of the Transactions, if Mr. Fuller remains employed through such date, subject to earlier vesting based on the attainment of performance goals and on the occurrence of certain other enumerated events. In addition, the amendment to Mr. Fuller's employment agreement eliminated an additional bonus that he would have received if still employed one year after the Transactions equal to one times his current salary.

        Mr. Fuller's employment agreement, as amended, provides that in the event of a change in control during his employment with us, we shall pay to him a lump sum bonus equal to one times his annual base salary. Additionally, if, prior to the one-year anniversary of the consummation of the Transactions, Mr. Fuller's employment is either terminated without cause, we require Mr. Fuller to be based at any office or location more than 25 miles of where he is based and he elects to terminate his employment as a result or his position, authority, duties and responsibilities are not at least commensurate in all material respects with the those held preceding the change in control and he elects to terminate his employment as a result, then

  (1)
  we shall pay to him any unpaid base salary and bonus through the effective date of the termination, his bonus for the year of termination, if any, a lump sum payment equal to one times his annual base salary and any other compensation and benefits due him pursuant to the termination without cause section of the employment agreement and

  (2)
  all of Mr. Fuller's outstanding unvested time-based options will immediately vest and become exercisable.

        In addition, if we terminate Mr. Fuller without cause or he terminates his employment for any of the reasons described in the preceding sentence prior to the date of a change of control and it is reasonably demonstrated that such termination or reason

  (1)
  was at the request of a third party who has taken steps reasonably calculated to effect such change of control or

  (2)
  otherwise arose in connection with or anticipation of such change of control,

then Mr. Fuller will receive

    (a)
    a lump sum bonus equal to one times his annual base salary,

    (b)
    all of Mr. Fuller's outstanding unvested time-based options will immediately vest and become exercisable and

    (c)
    Mr. Fuller will be eligible to have his unvested performance-based options vest to the extent certain targets are met.

New Stock Option Plan

        Our parent has adopted a 2003 Stock Option and Restricted Stock Purchase Plan, which we refer to as the new stock option plan. The new stock option plan became effective contemporaneously with the consummation of the Transactions. The total number of shares of common stock for which options or awards may be granted under the new stock option plan is 7,668,736 shares. Shares of common stock relating to expired or terminated options may again be subject to an option or award under the new stock option plan, subject to any limitation required by the United States Internal Revenue Code of 1986, as amended, or the Code. The new stock option plan provides for the grants of incentive stock options, within the meaning of Section 422 of the Code, to selected employees and other persons providing services for us and for grants of non-qualified stock options and awards. The purposes of the new stock option plan is to attract and retain the best available personnel, provide additional incentives to our employees and consultants and promote the success of our business.

        A committee of not less than two persons appointed by the board of directors of our parent will administer the new stock option plan. If no such committee is appointed, the board of directors will serve as the administrator and have all authority and obligations under the new stock option plan. The administrator of the new stock option plan will have the sole discretion to grant options to employees and to determine the terms of awards and options granted under the plan. Incentive and non-qualified stock options, however, will not be transferable otherwise other than by will or the laws of descent and distribution and will not be issued at an exercise price less than the fair market value of the underlying shares.

        The exercise price of any incentive stock option granted to an employee who possess more than 10% of the total combined voting power of all classes of our shares within the meaning of Section 422(b)(6) of the Code must be at least 110% of the fair market value of the underlying share at the time the option is granted and by its terms is not exercisable more than five years from the date it is assigned. Furthermore, the aggregate fair market value of shares of common stock purchased under an incentive stock option for the first time by an employee during any calendar year may not exceed $100,000. The term of any incentive stock option cannot exceed ten years from the date of grant.

        The new stock option plan will terminate ten years following its effective date but the board of directors of our parent may terminate the new stock option plan at any time in its sole discretion. The board of directors of our parent may amend the plan subject to limited restrictions requiring the vote of a majority of the outstanding voting common stock of our parent.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information as of May 30, 2003, with respect to the beneficial ownership of the common stock of our parent by (i) our chief executive officer and each of our four other named executive officers, (ii) each of our directors, (iii) all of our directors and executive officers as a group and (iv) each holder of five percent (5%) or more of our parent's outstanding shares of common stock.

Name of Beneficial Owner(1)	Shares Beneficially Owned		Percent of Outstanding Shares
Welsh, Carson, Anderson & Stowe	56,237,400	(2)	100%
Co-Investment Partners, L.P.	3,333,334	(3)	5.9
James C. New	106,532	(4)	*
Brian C. Carr	0		*
Gregory M. Marsh	0	(5)	*
Dennis M. Smith, Jr., M.D.	0	(6)	*
Stephen V. Fuller	0	(7)	*
Haywood D. Cochrane, Jr.	0	(8)	*
D. Scott Mackesy	12,341	(9)	*
Paul B. Queally	83,330	(11)	*
C. Arnold Renschler, M.D.	0	(10)	*
Sean M. Traynor	1,667		*
All directors and executive officers as a group	203,870	(12)	*

*
Less than one percent.

(1)
Unless otherwise indicated, the address of each of the beneficial owners identified is 7289 Garden Road, Suite 200, Riviera Beach, Florida 33404.

(2)
Represents (A) 46,958,446 shares held by Welsh, Carson, Anderson & Stowe IX, L.P. over which Welsh, Carson, Anderson & Stowe IX, L.P. has sole voting and investment power, (B) 1,432,313 shares held by WCAS Capital Partners III, L.P. over which WCAS Capital Partners III, L.P. has sole voting and investment power, (C) an aggregate 1,404,972 shares held by individuals who are general partners of WCAS IX Associates LLC, the sole general partner of Welsh, Carson, Anderson & Stowe IX, L.P., general partners of WCAS CP III Associates LLC, the sole general partner of WCAS Capital Partners III, L.P. and/or otherwise employed by an affiliate of Welsh, Carson, Anderson & Stowe, and (D) an aggregate 6,441,669 shares held by entities who are limited partners of Welsh, Carson, Anderson & Stowe IX, L.P. or who are affiliates of such limited partners over which Welsh, Carson, Anderson & Stowe IX, L.P. has sole voting power, including shares held by Co-Investment Partners, L.P. WCAS IX Associates LLC, the sole general partner of Welsh, Carson, Anderson & Stowe, IX, L.P., and the individuals who serve as general partners of WCAS IX Associates LLC, including Paul B. Queally and D. Scott Mackesy, may be deemed to beneficially own the shares beneficially owned by Welsh, Carson, Anderson & Stowe, IX, L.P. Such persons disclaim beneficial ownership of such shares. WCAS CP III Associates LLC, the sole general partner of WCAS Capital Partners III, L.P., and the individuals who serve as general partners of WCAS CP III Associates LLC, including Paul B. Queally and D. Scott Mackesy, may be deemed to beneficially own the shares beneficially owned by WCAS Capital Partners III, L.P. Such persons disclaim beneficial ownership of such shares. The principal executive offices of Welsh, Carson, Anderson & Stowe are located at 320 Park Avenue, Suite 2500, New York New York 10022.

(3)
The address of Co-Investment Partners, L.P. is 660 Madison Avenue, 23rd Floor, New York, New York 10021. Welsh, Carson, Anderson & Stowe IX, L.P. has sole voting power over all shares held by Co-Investment Partners, L.P.

(4)
Includes 106,532 shares subject to stock options which are exercisable or become exercisable within 60 days. Does not include 3,088,775 shares subject to unexercisable stock options.

(5)
Mr. Marsh has no shares subject to stock options which are exercisable or become exercisable within 60 days. Does not include 639,061 shares subject to unexercisable stock options.

(6)
Dr. Smith has no shares subject to stock options which are exercisable or become exercisable within 60 days. Does not include 159,765 shares subject to unexercisable stock options.

(7)
Mr. Fuller has no shares subject to stock options which are exercisable or become exercisable within 60 days. Does not include 319,531 shares subject to unexercisable stock options.

(8)
Does not include 10,000 shares subject to unexercisable stock options.

(9)
Includes 12,341 shares over which Mr. Mackesy has sole voting and investment power. Does not include 46,958,446 shares owned by Welsh, Carson, Anderson & Stowe IX, L.P. or 1,432,313 shares owned by WCAS Capital Partners III, L.P. Mr. Mackesy, as a general partner of each of the respective sole general partners of Welsh, Carson, Anderson & Stowe IX, L.P. and WCAS Capital Partners III, L.P., may be deemed to beneficially own the shares beneficially owned by Welsh, Carson, Anderson & Stowe IX, L.P. and WCAS Capital Partners III, L.P. Mr. Mackesy disclaims beneficial ownership of such shares.

(10)
Does not include 10,000 shares subject to unexercisable stock options.

(11)
Includes 83,330 shares over which Mr. Queally has sole voting and investment power. Does not include 46,958,446 shares owned by Welsh, Carson, Anderson & Stowe IX, L.P. or 1,432,313 shares owned by WCAS Capital Partners III, L.P. Mr. Queally, as a general partner of each of the respective sole general partners of Welsh, Carson, Anderson & Stowe IX, L.P. and WCAS Capital Partners III, L.P., may be deemed to beneficially own the shares beneficially owned by Welsh, Carson, Anderson & Stowe IX, L.P. and WCAS Capital Partners III, L.P. Mr. Queally disclaims beneficial ownership of such shares.

(12)
Includes 106,532 shares subject to stock options which are exercisable or become exercisable within 60 days. Does not include 46,958,446 shares owned by Welsh, Carson, Anderson & Stowe IX, L.P. or 1,432,313 shares owned by WCAS Capital Partners III, L.P. Mr. Queally and Mr. Mackesy, each, as a general partners of each of the respective sole general partners of Welsh, Carson, Anderson & Stowe IX, L.P. and WCAS Capital Partners III, L.P., may be deemed to beneficially own the shares beneficially owned by Welsh, Carson, Anderson & Stowe IX, L.P. and WCAS Capital Partners III, L.P. Mr. Queally and Mr. Mackesy each disclaims beneficial ownership of such shares. Does not include 1,118,359 shares subject to options to be issued to David L. Redmond as of June 2, 2003, none of which will be immediately exercisable or exercisable within 60 days.

THE TRANSACTIONS

        On December 8, 2002, AmeriPath Holdings, Inc., which was then known as Amy Holding Company, and its wholly owned subsidiary, Amy Acquisition Corp., entered into a merger agreement providing for the merger of Amy Acquisition Corp. with and into AmeriPath, with AmeriPath continuing as the surviving corporation. The merger was consummated on March 27, 2003. As a result of the merger, AmeriPath became a wholly owned subsidiary of AmeriPath Holdings, Inc.

        Welsh, Carson, Anderson & Stowe IX, L.P. and its related investors own 100% of the outstanding common stock of our parent and 88% of the common stock of our parent on a fully-diluted basis assuming the issuance and exercise of all stock options reserved for issuance under our parent's new stock option plan.

        The funds necessary to consummate the Transactions were approximately $798.3 million, including approximately $629.3 million to pay the stockholders and option holders of AmeriPath, Inc., other than Welsh, Carson, Anderson & Stowe IX, L.P. and its affiliates, all amounts due under the merger agreement, approximately $127.5 million to refinance existing indebtedness and approximately $41.5 million to pay related fees and expenses. Prior to the merger, the 1,534,480 shares of AmeriPath, Inc. common stock then owned by Welsh, Carson, Anderson & Stowe IX, L.P. and its affiliates were contributed to our parent in exchange for shares of our parent's common stock. Upon consummation of the merger, these shares were cancelled without payment of any merger consideration. The Transactions were financed by:

  •
  a cash common equity investment by Welsh, Carson, Anderson & Stowe IX, L.P. and its related equity investors of $296.2 million in our parent, which funds were contributed by our parent to us in exchange for shares of our common stock,

  •
  the borrowing by AmeriPath, Inc. of $225.0 million in term loans under our new credit facility,

  •
  the issuance of $275.0 aggregate principal amount of the old notes and

  •
  existing AmeriPath cash.

        In addition, concurrently with the consummation of the other Transactions on March 27, 2003, our parent issued to WCAS Capital Partners III, L.P., an investment fund affiliated with Welsh, Carson, Anderson & Stowe IX, L.P., $67.0 million in principal amount of our parent's senior subordinated notes and 1,432,313 shares of its common stock, for an aggregate purchase price of $67.0 million. The proceeds from this transaction were deposited into a cash collateral account, which cash, subject to some exceptions, will be contributed to us from time to time to fund future payments under our contingent notes relating to our prior acquisitions. The lenders under our new credit facility have a first-priority security interest in all funds held in such cash collateral account. See "Description of Certain Other Indebtedness—Description of Our Parent's Senior Subordinated Notes" and "Contingent Notes and Cash Collateral Account."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Investor Agreements and Arrangements

        In connection with their investment in our parent, Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners III, L.P. and their related investors, collectively referred to as the Welsh Carson investors, entered into a stock subscription agreement, a securities purchase agreement, a stockholders agreement and two registration rights agreements with our parent. Pursuant to the stock subscription agreement, the Welsh Carson investors purchased 54,805,087 shares of our parent's common stock for an aggregate purchase price equal to $296.2 million in cash plus the 1,534,480 shares of AmeriPath, Inc. common stock currently owned by them. Pursuant to the securities purchase agreement, WCAS Capital Partners III, L.P. purchased $67.0 million in principal amount of our parent's senior subordinated notes and 1,432,313 shares of its common stock, for an aggregate purchase price of $67.0 million. See "Description of Certain Other Indebtedness—Description of Parent's Senior Subordinated Notes." Pursuant to the stockholders agreement, the Welsh Carson investors entered into agreements among themselves relating to the transfer of equity securities of our parent, and our parent granted the Welsh Carson investors certain preemptive rights. Pursuant to the first registration rights agreement, our parent granted the Welsh Carson investors certain rights to require it to register their shares of common stock under the Securities Act or include, upon request, their shares in any registration of shares affected by our parent. Pursuant to the second registration rights agreement, our parent granted WCAS Capital Partners III, L.P. certain rights to require it to register the senior subordinated notes of our parent under the Securities Act. In addition, upon consummation of the Transactions, a designee of Welsh, Carson, Anderson & Stowe IX, L.P. received a one-time fee of $8.5 million in connection with the Transactions and we reimbursed Welsh, Carson, Anderson & Stowe IX, L.P. and its affiliates for their out-of-pocket expenses in connection with the Transactions in the amount of approximately $0.7 million.

Management Agreement

        In connection with the Transactions, our parent entered into a management agreement with WCAS Management Corporation, an affiliate of Welsh, Carson, Anderson & Stowe, IX, L.P. pursuant to which WCAS Management Corporation will provide management and financial advisory services to our parent and its subsidiaries, including us. WCAS Management Corporation will receive a management fee of $1.0 million per year and reimbursement for out-of-pocket expenses incurred in connection with the provision of such services.

Agreements with Management

        In connection with the Transactions, we entered into amendments to the existing employment agreements with each of our then existing executive officers. Among other things, pursuant to these amended employment agreements and related stock option agreements, all but one of our executive officers received options to purchase our parent's common stock pursuant to its new stock option plan. See "Management—Employment Agreements" and "Security Ownership of Certain Beneficial Owners and Management."

        Upon consummation of the Transactions, our then existing executive officers became entitled to, and subsequently did, receive change of control payments pursuant to their employment agreements totaling $3,174,405 in the aggregate.

        In addition, the compensation committee of AmeriPath approved a $175,000 bonus payable to each of Messrs. James C. New and Gregory A. Marsh, two of our executive officers, in connection with their respective efforts related to the sale of AmeriPath. See "Management—Executive Compensation."

        Furthermore, upon consummation of the Transactions, each outstanding option to purchase AmeriPath common stock before the merger became immediately exercisable and canceled in exchange for the excess, if any, of $21.25 over the per share exercise price of the option, multiplied by the number of shares of AmeriPath common stock subject to the option. Our then existing executive officers became entitled to receive approximately $3,214,605 in the aggregate in respect of the AmeriPath stock options they held at the time of consummation of the merger. Also, Mr. Cochrane and Dr. Renschler, two of our current directors, became entitled to receive approximately $226,269 in the aggregate in respect of the AmeriPath stock options they held at the time of consummation of the merger.

        Upon joining our company on June 2, 2003, David L. Redmond will sign an employment agreement in a form substantially similar to that signed by our other executive officers, other than Mr. New. Pursuant to this agreement, Mr. Redmond will receive options to purchase an aggregate 1,118,359 shares of our parent's common stock with an exercise price equal to $6 per share. Of these options, none will be immediately exercisable or exercisable within 60 days thereafter.

Other Relationships

        Pursuant to a reference laboratory testing services agreement, effective as of December 31, 2000, with LabOne, Inc., we provide reference pathology laboratory services to LabOne at laboratories we operate in various locations across the United States. In 2002, we received approximately $4.1 million in payments from LabOne pursuant to this services agreement. The services agreement has an initial term ending on December 31, 2003 with an automatic 1-year renewal unless terminated by either party at least 90 days prior to the expiration of the initial term. Welsh, Carson, Anderson & Stowe IX, L.P. and its related investors beneficially own approximately 30% of the outstanding common stock of LabOne. Paul B. Queally, D. Scott Mackesy and Sean M. Traynor, each of whom is one of our directors, are members of the board of directors of LabOne.

        Pursuant to our acquisition of Laboratory Physicians, Jacksonville in 1997, Dr. Dennis M. Smith, Jr., one of our executive officers and a director of AmeriPath, Inc. prior to the merger, received in exchange for his interest in such operation a subordinated contingent note in the maximum principal amount of $1,420,000. We paid $186,569, including interest, to Dr. Smith in 2002 with respect to the contingent note based upon operating earnings achieved in 2001.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

        We summarize below the principal terms of the agreements that govern our new credit facility and the senior subordinated notes issued by our parent. This summary is not a complete description of all the terms of such agreements.

Description of the New Credit Facility

  General

        In connection with the consummation of the Transactions, we entered into a new credit facility with a syndicate of financial institutions and institutional lenders. Set forth below is a summary of the terms of our new credit facility. Our new credit facility provides for senior secured financing of up to $290.0 million, consisting of

  •
  a $225.0 million term loan facility with a maturity of seven years that was drawn in full in connection with the consummation of the Transactions and

  •
  a $65.0 million revolving loan facility, including both a letter of credit sub-facility of $20.0 million and a swingline loan sub-facility of $10.0 million, that will terminate in six years.

All borrowings under our new credit facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

        Proceeds of term loans, together with the other sources of funds described under "The Transactions," were used to finance the Transactions. Proceeds of revolving loans will be used to provide financing for general corporate purposes.

  Interest and Fees

        The interest rates per annum applicable to loans, other than swingline loans, under our new credit facility are, at our option, equal to either an alternate base rate or an adjusted LIBO rate for a one, two, three or six month interest period chosen by us, or a nine or 12 month period if agreed by all participating lenders, in each case, plus an applicable margin percentage.

        The alternate base rate is the greater of (1) the prime rate or (2) one-half of 1% over the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The adjusted LIBO rate is determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve to which our lenders are subject. The applicable margin percentage is currently a percentage per annum equal to (1) 3.50% for alternate base rate term loans, (2) 4.50% for adjusted LIBO rate term loans, (3) 2.50% for alternate base rate revolving loans and (4) 3.50% for adjusted LIBO rate revolving loans. Beginning approximately six months after the closing, the applicable margin percentage under the revolving loan facility will be subject to adjustments based upon the ratio of our total indebtedness to our consolidated EBITDA being within certain defined ranges.

        Swingline loans bear interest at the interest rate applicable to alternate base rate revolving loans.

        On the last day of each calendar quarter we are required to pay each lender a 0.50% commitment fee in respect of any unused commitments under the revolving loan facility.

  Prepayments

        Subject to exceptions, our new credit facility requires mandatory prepayments of terms loans in amounts equal to:

  •
  100% of the net cash proceeds from asset sales which are not reinvested by us within specific periods,

  •
  50% of the net cash proceeds from the issuance of equity securities by us or our parent,

  •
  100% of the net cash proceeds from the issuance of debt securities by us or our parent, and

  •
  65% of our annual excess cash flow, which percentage may be reduced to 50% if the ratio of our total indebtedness to our consolidated EBITDA is less than or equal to 3.00 to 1.00.

        Voluntary prepayments of loans under our new credit facility and voluntary reductions of revolving loan commitments are permitted, in whole or in part, in minimum amounts as set forth in the credit agreement.

  Amortization of Principal

        Our new credit facility requires scheduled quarterly payments on the term loans in amounts equal to $562,500 on each of June 30, September 30, December 31 and March 31, beginning on June 30, 2003. Beginning on June 30, 2009, the remaining principal amount of the term loans will be payable in four equal installments of $52,875,000 payable on the last day of each quarter and at maturity on March 27, 2010.

  Collateral and Guarantors

        Indebtedness under our new credit facility is guaranteed by all of our current restricted subsidiaries, certain of our future restricted subsidiaries and by our parent and is secured by a first priority security interest in substantially all of our existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, owned and material leased real property, cash and cash proceeds of the foregoing and a first priority pledge of our capital stock and the capital stock of the guarantor subsidiaries. Additionally, indebtedness under our new credit facility is secured by the restricted cash held in the cash collateral account established in connection with the consummation of the Transactions. See "Contingent Notes and the Cash Collateral Account."

  Restrictive Covenants and Other Matters

        Our new credit facility requires that we comply on a quarterly basis with certain financial covenants, including an interest coverage ratio test, a fixed charge coverage ratio test and a maximum leverage ratio test, which financial covenants become more restrictive over time. In addition, our new credit facility includes negative covenants restricting or limiting our ability and the ability of our subsidiaries, to, among other things:

  •
  incur, assume or permit to exist additional indebtedness or guarantees,

  •
  incur liens and engage in sale leaseback transactions,

  •
  make capital expenditures,

  •
  make loans and investments,

  •
  declare dividends, make payments or redeem or repurchase capital stock,

  •
  engage in mergers, acquisitions and other business combinations,

  •
  prepay, redeem or purchase certain indebtedness including the notes,

  •
  amend or otherwise alter terms of our indebtedness including the notes,

  •
  sell assets,

  •
  transact with affiliates and

  •
  alter the business that we conduct.

        Such negative covenants are subject to exceptions, including, with respect to restrictions on dividends from us to our parent, certain allowable dividends to pay cash interest on our parent's holding company notes beginning in the fiscal year ended December 31, 2004. See "—Description of Our Parent's Senior Subordinated Notes." The amount of such allowable dividends in any fiscal year to our parent for cash interest payments on the holding company notes is determined as follows:

  •
  if the ratio of our total indebtedness to our consolidated EBITDA at the end of the preceding fiscal year is more than 3.00 to 1.00, the least of (x) $6.7 million, (y) the portion of our excess cash flow from the preceding fiscal year that is not required to be used by us to prepay term loans under our new credit facility or (z) the amount of additional fixed charges that we could have incurred during the preceding fiscal year while remaining in compliance with the fixed charge coverage ratio test; or

  •
  if the ratio of our total indebtedness to our consolidated EBITDA at the end of the preceding fiscal year is less than or equal to 3.00 to 1.00, the least of (x) $10.0 million, (y) the portion of our excess cash flow from the preceding fiscal year that is not required to be used by us to prepay term loans under our new credit facility or (z) the amount of additional fixed charges that we could have incurred during the preceding fiscal year while remaining in compliance with the fixed charge coverage ratio test.

        Our new credit facility contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting our new credit facility to be in full force and effect and change of control. If such an event of default occurs, the lenders under our new credit facility are entitled to take various actions, including the acceleration of amounts due under our new credit facility and all actions permitted to be taken by a secured creditor.

Description of Our Parent's Senior Subordinated Notes

        Concurrently with the consummation of the offering of the old notes, our parent issued to WCAS Capital Partners III, L.P., an investment fund affiliated with Welsh, Carson, Anderson & Stowe IX, L.P., $67.0 million in principal amount of our parent's senior subordinated notes and 1,432,313 shares of its common stock, for an aggregate purchase price of $67.0 million. The proceeds from this transaction were deposited into a cash collateral account as described under "Contingent Notes and the Cash Collateral Account." Our parent's senior subordinated notes mature on the eleventh anniversary of their issuance.

        Our new credit facility and the indenture governing the notes contain certain restrictions on our ability to pay dividends to our parent for the purpose of paying interest on its senior subordinated notes in cash. See "—Description of the New Credit Facility" and "Description of the Exchange Notes—Certain Covenants—Limitation on Restricted Payments." Interest on our parent's senior subordinated notes accrues at a rate of 10% per annum, except that if any interest payment cannot be paid in cash, such unpaid amount is multiplied by 1.2 and added to the outstanding principal amount thereof, with the result that such unpaid interest accrues at an effective rate of 12% instead of 10%.

Interest on our parent's senior subordinated notes is payable annually in arrears after the delivery of our audited financial statements for the preceding year.

        Our parent's senior subordinated notes may be prepaid, in whole or in part, without premium or penalty. In addition, our parent's senior subordinated notes are subject to mandatory prepayment in the event of any change of control, initial public offering or sale of all or substantially all the assets of our parent. Our new credit facility and the indenture governing the notes contain certain restrictions on our ability to pay dividends to our parent for the purpose of prepaying our parent's senior subordinated notes. Upon the payment in full of all principal and interest on our existing contingent notes, however, any funds remaining on deposit in the cash collateral account will be released and may be used to prepay our parent's senior subordinated notes if the ratio of our total indebtedness to our consolidated EBITDA is below a certain level. See "Contingent Notes and The Cash Collateral Account—Cash Collateral Account." Our parent's senior subordinated notes are subordinate in right of payment to our parent's guaranty of our new credit facility on the terms set forth therein.

DESCRIPTION OF THE EXCHANGE NOTES

        Amy Acquisition Corp. issued the old notes to Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and Wachovia Securities, Inc., who we collectively refer to as the initial purchasers, on March 27, 2003. The initial purchasers subsequently resold the old notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. Amy Acquisition Corp. issued the old notes and incurred the obligation to issue the exchange notes under an Indenture (the "Indenture") among itself, Holdings, the subsidiary guarantors referred to therein, and U.S. Bank National Association, as Trustee. Upon consummation of the Transactions, AmeriPath assumed Amy Acquisition Corp.'s obligations under the old notes and the Indenture. As a result, AmeriPath will issue the exchange notes under the Indenture.

        The terms of the exchange notes are identical in all material respects to the old notes except that, upon completion of the exchange offer, the exchange notes will be registered under the Securities Act and free of any covenants regarding exchange registration rights. We refer to the exchange notes, together with the old notes, as the "Notes." The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

        The following description is only a summary of the material provisions of the Indenture. We urge you to read the Indenture because it, not this description, defines your rights as holders of these Notes. You may request copies of the Indenture at our address set forth under the heading "Prospectus Summary—Additional Information". Certain terms used in this description are defined under the subheading "—Certain Definitions." In this description, the word "Company" refers only to Amy Acquisition Corp. before the merger described above and otherwise to AmeriPath, but not to any of their respective subsidiaries.

Brief Description of the Notes

        The Notes

  •
  are unsecured senior subordinated obligations of the Company;

  •
  are subordinated in right of payment to all existing and future Senior Indebtedness of the Company;

  •
  are senior in right of payment to any future Subordinated Obligations of the Company;

  •
  are guaranteed by each Subsidiary Guarantor; and

  •
  in the case of the old notes, are subject to registration with the SEC pursuant to the Registration Rights Agreement.

Principal, Maturity and Interest

        The Company issued the Notes initially with a maximum aggregate principal amount of $275.0 million. The Company issued the Notes in denominations of $1,000 and any integral multiple of $1,000. The Notes will mature on April 1, 2013. Subject to our compliance with the covenant described under the subheading "—Certain Covenants—Limitation on Indebtedness", we are entitled to, without the consent of the holders, issue more Notes under the Indenture on the same terms and conditions and with the same CUSIP numbers as the Notes being offered hereby (the "Additional Notes"); provided, however, that no Additional Notes may be issued unless such Additional Notes are fungible with the applicable Notes offered hereby for U.S. federal income tax purposes. The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of Notes", references to the Notes or these Notes include any Additional Notes actually issued.

        Interest on these Notes will accrue at the rate of 10.50% per annum and will be payable semiannually in arrears on April 1 and October 1, commencing on October 1, 2003. We will make each interest payment to the holders of record of these Notes on the immediately preceding March 15 and September 15. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

        Interest on these Notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        Additional interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement.

Optional Redemption

        Except as set forth below, we will not be entitled to redeem the Notes at our option prior to April 1, 2008.

        On and after April 1, 2008, we will be entitled at our option to redeem all or a portion of these Notes (which includes Additional Notes, if any) upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on April 1 of the years set forth below:

Period	Redemption Price
2008	105.25%
2009	103.50%
2010	101.75%
2011 and thereafter	100.00%

        Prior to April 1, 2006, we may at our option on one or more occasions redeem Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of 110.50%, plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds received by the Company from one or more Qualified Equity Offerings (provided that, if the Qualified Equity Offering is an offering by Parent, a portion of the Net Cash Proceeds thereof equal to the amount required to redeem any such Notes is contributed to the equity capital of the Company or used to acquire Capital Stock of the Company (other than Disqualified Stock) from the Company); provided, however, that

  (1)
  at least 65% of such aggregate principal amount of Notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by Parent or its Subsidiaries); and

  (2)
  each such redemption occurs within 90 days after the date of the related Qualified Equity Offering.

Selection and Notice of Redemption

        If we are redeeming less than all the Notes at any time, the Trustee will select Notes on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

        We will redeem Notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 45 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.

        If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under "—Change of Control" and "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock." We may at any time and from time to time purchase Notes in the open market or otherwise.

Guarantees

        Each of the Subsidiary Guarantors has jointly and severally guaranteed, on a senior subordinated basis, our obligations under these Notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guaranty is limited as necessary to prevent that Subsidiary Guaranty from constituting a fraudulent conveyance under applicable law. See "Risk Factors—Fraudulent conveyance laws could void our obligations under the notes."

        Each Subsidiary Guarantor that makes a payment under its Subsidiary Guaranty will be entitled upon payment in full of all guarantied obligations under the Indenture to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor's pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

        If a Subsidiary Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor's liability on its Subsidiary Guaranty could be reduced to zero. See "Risk Factors—Fraudulent conveyance laws could void our obligations under the notes."

        Pursuant to the Indenture, a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under "—Certain Covenants—Merger and Consolidation;" provided, however, that if such other Person is not the Company, such Subsidiary Guarantor's obligations under its Subsidiary Guaranty, must be expressly assumed by such other Person, subject to the following paragraph.

        The Subsidiary Guaranty of a Subsidiary Guarantor will be released:

  (1)
  upon the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor;

  (2)
  upon the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor; or

  (3)
  upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary;

in each case other than to the Parent or a Subsidiary of the Parent and as permitted by the Indenture and, in the case of clauses (1) and (2), if in connection therewith the Company provides an Officers' Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenants described under "—Certain Covenants—Limitations on Sales of Assets and Subsidiary Stock" in respect of such disposition.

Ranking

Senior Indebtedness versus Notes

        The payment of the principal of, premium, if any, and interest on the Notes and the payment of any Subsidiary Guaranty is subordinate in right of payment to the prior payment in full of all Senior Indebtedness of the Company or the relevant Subsidiary Guarantor, as the case may be, including the Obligations of the Company and such Subsidiary Guarantor under the Credit Agreement.

        As of March 31, 2003:

  (1)
  the Company's Senior Indebtedness was approximately $230 million, including approximately $2.0 million of outstanding letters of credit, virtually all of which was secured Indebtedness; and

  (2)
  the Senior Indebtedness of the Subsidiary Guarantors was approximately $230 million, virtually all of which was secured indebtedness. Almost all of the Senior Indebtedness of the Subsidiary Guarantors consists of their respective guarantees of Senior Indebtedness of the Company under the Credit Agreement.

        Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Subsidiary Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "—Certain Covenants—Limitation on Indebtedness".

Liabilities of Subsidiaries versus Notes

        A substantial portion of our operations are conducted through our subsidiaries. Some of our subsidiaries are not guaranteeing the Notes. Claims of creditors of such non-guarantor subsidiaries, including trade creditors holding indebtedness or guarantees issued by such non-guarantor subsidiaries, and claims of preferred stockholders of such non-guarantor subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor subsidiaries over the claims of our creditors, including holders of the Notes, even if such claims do not constitute Senior Indebtedness. Accordingly, the Notes are effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor subsidiaries.

        At March 31, 2003, the total liabilities of our subsidiaries (other than the Subsidiary Guarantors) was less than $10 million, including trade payables. Although the Indenture limits the incurrence of Indebtedness and preferred stock of certain of our subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See "—Certain Covenants—Limitation on Indebtedness."

Other Senior Subordinated Indebtedness versus Notes

        Only Indebtedness of the Company or a Subsidiary Guarantor that is Senior Indebtedness ranks senior to the Notes and the relevant Subsidiary Guaranty in accordance with the provisions of the Indenture. The Notes and each Subsidiary Guaranty will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company and the relevant Subsidiary Guarantor, respectively.

        We and the Subsidiary Guarantors have agreed in the Indenture that we and they will not Incur, directly or indirectly, any Indebtedness that is contractually subordinate or junior in right of payment to our Senior Indebtedness or the Senior Indebtedness of such Subsidiary Guarantors, unless such Indebtedness is Senior Subordinated Indebtedness of the Company or the Subsidiary Guarantors, as applicable, or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of the Company or the Subsidiary Guarantors, as applicable. The Indenture does not treat (i) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (ii) Secured Indebtedness as subordinated or junior to any other Secured Indebtedness merely because it has a junior priority with respect to the same collateral.

Payment of Notes

        We are not permitted to pay principal of, premium, if any, or interest on the Notes or make any deposit pursuant to the provisions described under "—Defeasance" and may not purchase, redeem or otherwise retire any Notes (collectively, "pay the Notes") if either of the following occurs (a "Payment Default"):

  (1)
  any Obligation on any Senior Indebtedness of the Company is not paid in full in cash when due; or

  (2)
  any other default on Senior Indebtedness of the Company occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full in cash. Regardless of the foregoing, we are permitted to pay the Notes if we and the Trustee receive written notice approving such payment from the Representatives of all Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

        During the continuance of any default (other than a Payment Default) with respect to any Designated Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we are not permitted to pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to us) of written notice (a "Blockage Notice") of such default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

  (1)
  by written notice to the Trustee and us from the Person or Representative who gave such Blockage Notice;

  (2)
  because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

  (3)
  because such Designated Senior Indebtedness has been discharged or repaid in full in cash.

        Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, we are permitted to resume paying the Notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Indebtedness of the Company during such period, except that if any Blockage Notice is delivered to the Trustee by or on behalf of holders of Designated Senior Indebtedness of the Company (other than holders of the Bank Indebtedness), a Representative of holders of Bank Indebtedness may give another Blockage Notice within such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any consecutive 360-day period, and there must be 181 days during any consecutive 360-day period during which no Payment Blockage Period is in effect.

        Upon any payment or distribution of property or assets of any kind upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property:

  (1)
  the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment, except that holders of Notes may receive certain Capital Stock and subordinated debt obligations;

  (2)
  until the Senior Indebtedness of the Company is paid in full in cash, any payment or distribution to which holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that holders of Notes may receive certain Capital Stock and subordinated debt obligations; and

  (3)
  if a distribution is made to holders of the Notes that, due to the subordination provisions, should not have been made to them, such holders of the Notes are required to hold it in trust for the holders of Senior Indebtedness of the Company and pay it over to them as their interests may appear.

        If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee must promptly notify the holders of Designated Senior Indebtedness of the Company or the Representative of such Designated Senior Indebtedness of the acceleration.

        The obligations of a Subsidiary Guarantor under its Subsidiary Guaranty are senior subordinated obligations. As such, the rights of Noteholders to receive payment by a Subsidiary Guarantor pursuant to a Subsidiary Guaranty is subordinated in right of payment to the rights of holders of Senior Indebtedness of such Subsidiary Guarantor. The terms of the subordination and payment blockage provisions described above with respect to the Company's obligations under the Notes apply equally to a Subsidiary Guarantor and the obligations of such Subsidiary Guarantor under its Subsidiary Guaranty.

        By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Company or a Subsidiary Guarantor who are holders of Senior Indebtedness of the Company or a Subsidiary Guarantor, as the case may be, may recover more, ratably, than the holders of the Notes, and creditors of ours who are not holders of Senior Indebtedness may recover less, ratably, than holders of our Senior Indebtedness and may recover more, ratably, than the holders of the Notes.

        The terms of the subordination provisions described above do not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Trustee for the payment of principal of and interest on the Notes pursuant to the provisions described under "—Defeasance."

Registered Exchange Offer; Registration Rights

        We have filed a registration statement to comply with our obligations under the registration rights agreement to register the issuance of the exchange notes. See "The Exchange Offer."

Change of Control

        Upon the occurrence of any of the following events (each a "Change of Control"), each Holder shall have the right to require that the Company repurchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

  (1)
  prior to the earlier to occur of (A) the first public offering of common stock of Parent or (B) the first public offering of common stock of the Company, the Permitted Holders cease to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of Parent or the Company, whether as a result of issuance of securities of Parent or the Company, any merger, consolidation, liquidation or dissolution of Parent or the Company, or any direct or indirect transfer of securities by Parent or otherwise (for purposes of this clause (1) and clause (2) below, the Permitted Holders shall be deemed to beneficially own any Voting Stock of a Person (the "specified person") held by any other Person (the "parent entity") so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity);

  (2)
  any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause (1) above, except that for purposes of this clause (2) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company; provided, however, that the Permitted Holders beneficially own (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company (for the purposes of this clause (2), such other person shall be deemed to beneficially own any Voting Stock of a specified person held by a parent entity, if such other person is the beneficial owner (as defined in this clause (2)), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders beneficially own (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity);

  (3)
  individuals who on the Issue Date constituted the Board of Directors of the Company or the Parent Board (together with any new directors whose election by such Board of Directors of the Company or the Parent Board or whose nomination for election by the shareholders of the Company or Parent, as the case may be, was approved or nominated by (1) a vote of a majority of the directors of the Company or of Parent, as the case may be, then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved or (2) Welsh, Carson, Anderson & Stowe IX, L.P.) cease for any reason to constitute a majority of the Board of Directors of the Company or the Parent Board then in office;

  (4)
  the adoption of a plan relating to the liquidation or dissolution of the Company; or

  (5)
  the merger or consolidation of Parent or the Company with or into another Person or the merger of another Person with or into Parent or the Company, or the sale of all or substantially all the assets of Parent or the Company (determined on a consolidated basis) to another Person other than (i) a transaction in which the survivor or transferee is a Person that is controlled by the Permitted Holders or (ii) a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of Parent or the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and (B) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a Subsidiary of the transferor of such assets.

        Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the "Change of Control Offer") stating:

  (1)
  that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

  (2)
  the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

  (3)
  the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

  (4)
  the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

        We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

        We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

        The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of Parent or the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations among the

Parent, the Company and the initial purchasers. Neither the Company nor Parent have the present intention to engage in a transaction involving a Change of Control, although it is possible that we or they could decide to do so in the future. Subject to the limitations discussed below, we or Parent could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under "—Certain Covenants—Limitation on Indebtedness." Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

        The Credit Agreement provides that the occurrence of certain change of control events with respect to the Parent or the Company would constitute a default thereunder. In the event that at the time of such Change of Control the terms of any Senior Indebtedness of the Company (including the Credit Agreement) restrict or prohibit the purchase of Notes following such Change of Control, then prior to the mailing of the notice to Holders but in any event within 30 days following any Change of Control, we undertake to (1) repay in full all such Senior Indebtedness or (2) obtain the requisite consents under the agreements governing such Senior Indebtedness to permit the repurchase of the Notes. If we do not repay such Senior Indebtedness or obtain such consents, we will remain prohibited from purchasing Notes. In such case, our failure to comply with the foregoing undertaking, after appropriate notice and lapse of time would result in an Event of Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payment to the Holders of Notes.

        Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

        The definition of "Change of Control" includes a disposition of all or substantially all of the assets of the Company, determined on a consolidated basis, to any Person. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

        The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Certain Covenants

        The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness

        (a)   The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and its Restricted Subsidiaries will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, no Default has occurred and is continuing and the Consolidated Coverage Ratio exceeds (i) 2.00 to 1.00 if such Incurrence occurs on or prior to March 31, 2005, or (ii) 2.25 to 1.00 if such Incurrence occurs after such date.

        (b)   Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

  (1)
  Indebtedness Incurred by the Company and its Restricted Subsidiaries pursuant to any Revolving Credit Facility; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed the greater of (A) $65.0 million less the sum of all principal payments with respect to such Indebtedness pursuant to paragraph (a)(3)(A) of the covenant described under "—Limitation on Sales of Assets and Subsidiary Stock" that are accompanied by corresponding permanent commitment reductions and (B) 85% of the book value of the accounts receivable of the Company and its Restricted Subsidiaries;

  (2)
  Indebtedness Incurred by the Company and its Restricted Subsidiaries pursuant to any Term Loan Facility; provided, however, that, after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (2) and then outstanding does not exceed $225.0 million less the aggregate sum of all principal payments actually made from time to time after the Issue Date with respect to such Indebtedness (other than principal payments made from any permitted Refinancings thereof);

  (3)
  Indebtedness owed to and held by the Company or a Wholly Owned Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock that results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon, (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes and (C) if a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such obligor with respect to its Subsidiary Guaranty;

  (4)
  the old Notes and the Exchange Notes (other than any Additional Notes);

  (5)
  Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2), (3) or (4) of this covenant);

  (6)
  Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company or another Restricted Subsidiary (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company); provided, however, that on the date of such acquisition after giving pro forma effect thereto, the Consolidated Coverage Ratio exceeds 2.00 to 1.00;

  (7)
  Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4), (5) or (6) or this clause (7);

  (8)
  Hedging Obligations consisting of Interest Rate Agreements directly related to Indebtedness permitted to be Incurred by the Company and its Restricted Subsidiaries pursuant to the Indenture and Hedging Obligations consisting of Currency Agreements directly related to foreign exchange exposure of the Company and its Restricted Subsidiaries;

  (9)
  obligations in respect of performance, bid and surety bonds and completion guaranties and repayment obligations in connection with self-insurance requirements, or judgment, appeal, surety, performance or other like bonds, provided by the Company or any Restricted Subsidiary in the ordinary course of business;

  (10)
  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

  (11)
  Indebtedness consisting of the Subsidiary Guaranty of a Subsidiary Guarantor and any Guarantee by a Subsidiary Guarantor or the Company of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (1), (2), (3), (4) or (5) or pursuant to clause (7) to the extent the Refinancing Indebtedness Incurred thereunder directly or indirectly Refinances Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4) or (5);

  (12)
  Indebtedness (including Capital Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) at the time of, or within 180 days after, such purchase, lease or improvement in an aggregate principal amount which, when added together with the amount of Indebtedness previously incurred pursuant to this clause (12) and then outstanding (including any Refinancing Indebtedness with respect thereto) does not exceed $5.0 million;

  (13)
  Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets or Subsidiary, other than Guaranties of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary; provided, however, that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company or the Restricted Subsidiary in connection with such disposition; and

  (14)
  Indebtedness of the Company or of any of its Restricted Subsidiaries in an aggregate principal amount at any one time outstanding which, when taken together with all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (13) above or paragraph (a)) does not exceed $25.0 million.

        (c)   Notwithstanding the foregoing, neither the Company nor any Subsidiary Guarantor will Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company or any Subsidiary Guarantor unless such Indebtedness shall be subordinated to the Notes or the applicable Subsidiary Guaranty to at least the same extent as such Subordinated Obligations.

        (d)   For purposes of determining compliance with this covenant:

  (1)
  any Bank Indebtedness Incurred on the Issue Date will be deemed to have been Incurred under clauses (1) and (2), as applicable, of paragraph (b) above;

  (2)
  in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness (or any portion thereof) at the time of Incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses;

  (3)
  the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above; and

  (4)
  other than Indebtedness classified pursuant to clause (d)(1) above, following the date of its Incurrence, any Indebtedness originally classified as Incurred pursuant to one of the clauses in paragraph (b) above may later be reclassified by the Company such that it will be deemed as having been Incurred pursuant to another clause in paragraph (b) above, as applicable, to the extent that such reclassified Indebtedness could be Incurred pursuant to such new paragraph or clause at the time of such reclassification.

        (e)   Notwithstanding paragraphs (a) and (b) above, neither the Company nor any Subsidiary Guarantor will Incur (1) any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness of the Company or such Subsidiary Guarantor, as applicable, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of the Company or such Subsidiary Guarantor, as applicable, or (2) any Secured Indebtedness that is not Senior Indebtedness of such Person unless contemporaneously therewith such Person makes effective provision to secure the Notes or the relevant Subsidiary Guaranty, as applicable, equally and ratably with such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien; provided, however, that the Existing Contingent Notes will not be secured by any assets of Parent, the Company or any Subsidiary of the Company at any time, except for Liens securing the Existing Contingent Notes that arise by operation of law.

        (f)    Notwithstanding paragraphs (a) and (b) above, a Consolidated Managed Subsidiary will not Incur any Indebtedness (other than Indebtedness owed to the Company or any Subsidiary Guarantor) unless such Consolidated Managed Subsidiary is a Subsidiary Guarantor at the time of such Incurrence.

Limitation on Restricted Payments

        (a)   The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

  (1)
  a Default shall have occurred and be continuing (or would result therefrom);

  (2)
  the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "—Limitation on Indebtedness"; or

  (3)
  the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

  (A)
  50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter prior to the date of such Restricted Payment for which internal financial statements are then available, or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit; plus

    (B)
    100% of the aggregate Net Cash Proceeds and Fair Market Value of property or assets (other than Indebtedness) received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) and 100% of any cash capital contribution received by the Company from its shareholders subsequent to the Issue Date, in each case other than any such Net Cash Proceeds or cash capital contributions that are attributable to releases of cash from the Contingent Note Reserve to pay for principal, interest and other obligations relating to the Existing Contingent Notes; plus

    (C)
    the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

    (D)
    an amount equal to the sum of (x) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions to the extent included in Consolidated Net Income), in each case received by the Company or any Restricted Subsidiary, and (y) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

        (b)   The preceding provisions do not prohibit:

  (1)
  any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

  (2)
  any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Indebtedness of such Person which is permitted to be Incurred pursuant to the covenant described under "—Limitation on Indebtedness"; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

  (3)
  dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

  (4)
  so long as no Default has occurred and is continuing, the repurchase or other acquisition of shares of Capital Stock of Parent or any of its Subsidiaries (or dividends made to Parent to consummate any such repurchase or other acquisition of Capital Stock) from employees, former employees, directors or former directors of Parent or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Parent Board under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions in any calendar year shall not exceed the lesser of (A) the sum of (x) $500,000 and (y) the aggregate amount of Restricted Payments permitted (but not made) in prior calendar years pursuant to this clause (b)(4) and (B) $2.5 million; provided further, however, that such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments;

  (5)
  dividends to Parent to be used by Parent solely to pay its franchise taxes and other fees required to maintain its corporate existence and to pay for general corporate and overhead expenses (including salaries and other compensation of employees) incurred by Parent in the ordinary course of its business; provided, however, that such dividends shall not exceed $250,000 in any calendar year; provided further, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

  (6)
  dividends, distributions or advances to Parent to be used by Parent to pay Federal, state and local taxes payable by Parent and directly attributable to (or arising as a result of) the operations of the Company and the Restricted Subsidiaries; provided, however, that (A) the amount of such dividends shall not exceed the amount that the Company and its Restricted Subsidiaries would be required to pay in respect of such Federal, state or local taxes were the Company to pay such taxes as a stand-alone taxpayer and (B) such dividends pursuant to this clause (6) are used by Parent for such purposes within 10 days of the receipt of such dividends; provided further, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

  (7)
  upon the occurrence of a Change of Control and within 60 days after the completion of the offer to repurchase the Notes pursuant to the covenant described under "—Change of Control" above (including the purchase of all Notes tendered), any purchase or redemption of Subordinated Obligations of the Company required pursuant to the terms thereof as a result of such Change of Control at a purchase or redemption price not to exceed 101% of the outstanding principal amount thereof, plus accrued and unpaid interest thereon, if any; provided, however, that (A) at the time of such purchase or redemption, no Default shall have occurred and be continuing (or would result therefrom), (B) the Company would be able to

    Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "—Limitation on Indebtedness" after giving pro forma effect to such Restricted Payment, (C) such purchase or redemption is not made, directly or indirectly, from the proceeds of (or made in anticipation of) any Issuance of Indebtedness by the Company or any Subsidiary and (D) such purchase or redemption will be included in the calculation of the amount of Restricted Payments;

  (8)
  payments to former stockholders of AmeriPath, Inc. in connection with the exercise of appraisal rights arising as a result of the Transactions under applicable law; provided, however, that any such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments; and

  (9)
  Restricted Payments in an amount which, when taken together with all Restricted Payments made pursuant to this clause (9), does not exceed $10.0 million; provided, however, that at the time of each such Restricted Payment, no Default shall have occurred and be continuing (or result therefrom) and such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

        The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

  (1)
  with respect to clauses (a), (b) and (c),

  (A)
  any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

  (B)
  any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

  (C)
  any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C) or contained in any amendment to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions, taken as a whole, with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

  (D)
  any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

  (E)
  any restriction arising under applicable law, regulation or order;

    (F)
    any encumbrance or restriction contained in the terms of any Indebtedness of the Company or any Restricted Subsidiary not Incurred in violation of the Indenture; provided, however, that such encumbrances or restrictions, taken as a whole, are no more restrictive in the aggregate than those contained in the Indenture, as determined in good faith by the Company's Board of Directors, whose determination shall be conclusive;

    (G)
    any encumbrance or restriction contained in any agreement or instrument governing Senior Indebtedness (including the Credit Agreement) not Incurred in violation of the Indenture; provided, however, that such encumbrances or restrictions, taken as a whole, are no more restrictive in the aggregate than those contained in the Credit Agreement, as determined in good faith by the Company's Board of Directors, whose determination shall be conclusive; and

    (H)
    any encumbrance or restriction imposed on any Consolidated Managed Subsidiary by (and for the benefit of) the Company or any Subsidiary Guarantor; and

  (2)
  with respect to clause (c) only,

  (A)
  any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests or contracts to the extent such provisions restrict the transfer of the lease or the property leased thereunder or the contract;

  (B)
  any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages; and

  (C)
  any encumbrance or restriction with respect to assets of a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of such assets.

Limitation on Sales of Assets and Subsidiary Stock

        (a)   The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

  (1)
  the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Disposition;

  (2)
  at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; and

  (3)
  an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be)

  (A)
  first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or a Subsidiary Guarantor or Indebtedness (other than any Disqualified Stock) of a Wholly Owned Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

  (B)
  second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire (or enters into a binding agreement to acquire so long as such acquisition is consummated within 90 days of the end of such one year period) Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

    (C)
    third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the holders of the Notes (and to holders of other Senior Subordinated Indebtedness of the Company or a Subsidiary Guarantor designated by the Company) to purchase Notes (and such other Senior Subordinated Indebtedness of the Company or Subsidiary Guarantor) pursuant to and subject to the conditions contained in the Indenture;

    provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

        Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries are not required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $10.0 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.

        For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

  (1)
  the assumption of Indebtedness of the Company (other than obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock or Preferred Stock of a Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

  (2)
  securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 90 days, to the extent of cash received in that conversion.

        (b)   In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Subordinated Indebtedness of the Company or a Subsidiary Guarantor) pursuant to clause (a)(3)(C) above, the Company will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Subordinated Indebtedness of the Company or a Subsidiary Guarantor) at a purchase price of 100% of their principal amount (or, in the event such other Senior Subordinated Indebtedness of the Company or a Subsidiary Guarantor was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Subordinated Indebtedness of the Company or a Subsidiary Guarantor, such lesser price, if any, as may be provided for by the terms of such Senior Subordinated Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase Notes (and other Senior Subordinated Indebtedness of the Company or a Subsidiary Guarantor) pursuant to this covenant if the Net Available Cash available therefor is less than $10.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer.

        (c)   The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions

        (a)   The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction") unless:

  (1)
  the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm's-length dealings with a Person who is not an Affiliate;

  (2)
  if such Affiliate Transaction involves an amount in excess of $5.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of the Company disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

  (3)
  if such Affiliate Transaction involves an amount in excess of $15.0 million, the Board of Directors of the Company shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm's-length transaction with a Person who was not an Affiliate. For purposes of this clause (3) only, any contract or series of related contracts for the rendering of services entered into in the ordinary course of business by the Company or any Restricted Subsidiary with any other Person will not be deemed to be in excess of $15.0 million if, when entered into, (x) the payments made by the Company and the Restricted Subsidiaries and (y) the value of services performed by the Company and the Restricted Subsidiaries in connection with such contract or series of related contracts do not exceed, and are not then reasonably expected by the Board of Directors of the Company in its good faith judgment to exceed, $15.0 million in any year.

        (b)   The provisions of the preceding paragraph (a) will not prohibit:

  (1)
  any Investment (other than a Permitted Investment) or other Restricted Payment (or any transaction that would constitute a Restricted Payment but for the exclusions from the definition thereof (other than Permitted Investments)), in each case permitted to be made pursuant to the covenant described under "—Limitation on Restricted Payments";

  (2)
  any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of the Company;

  (3)
  loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries, but in any event not to exceed $2.5 million in the aggregate outstanding at any one time;

  (4)
  transactions and agreements between or among the Company and the Restricted Subsidiaries;

  (5)
  the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries, and compensation and employee benefit arrangements paid to, and indemnity provided for the benefit of, directors, officers, or employees of the Company and its Restricted Subsidiaries in the ordinary course of business;

  (6)
  any transaction with a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

  (7)
  transactions or agreements between the Company and its Restricted Subsidiaries, on the one hand, and any Managed Entity that is not a Consolidated Managed Subsidiary, on the other hand; provided, however, that any such transactions or agreements are no less favorable, in the aggregate, to the Company than arrangements in place as of the Issue Date;

  (8)
  the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company; and

  (9)
  any transaction or agreement described in this Prospectus under "Certain Relationships and Related Transactions" and any amendment or renewal thereof on terms no less favorable in the aggregate to the Company and its Subsidiaries.

Limitations on Line of Business and Operations

        The Company will not, and will not permit any Restricted Subsidiary, to engage in any business other than a Related Business.

        The Company will not permit any Consolidated Managed Subsidiary that is not a Subsidiary Guarantor to engage in any activities, hold any assets or conduct any business that is not directly related to the performance of anatomic pathology services in the geographic territory in which such Consolidated Managed Subsidiary operates.

Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries

        The Company

  (1)
  will not, and will not permit any Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of any Capital Stock of any Restricted Subsidiary to any Person (other than (x) the Company or a Wholly Owned Subsidiary and (y) in the case of a Consolidated Managed Subsidiary, another nominee shareholder (provided that such Consolidated Managed Subsidiary does not cease to be a Consolidated Managed Subsidiary as a result of such disposition)), and

  (2)
  will not permit any Restricted Subsidiary to issue any of its Capital Stock (other than, if necessary, shares of its Capital Stock constituting directors' or other legally required qualifying shares) to any Person (other than to the Company or a Wholly Owned Subsidiary), unless, in the case of either clause (1) or (2) above:

    (A)
    immediately after giving effect to such issuance, sale or other disposition, neither the Company nor any of its Subsidiaries own any Capital Stock of such Restricted Subsidiary; or

    (B)
    immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto is treated as a new Investment by the Company and such Investment would be permitted to be made under the covenant described under "—Limitation on Restricted Payments" if made on the date of such issuance, sale or other disposition.

Merger and Consolidation

        The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

  (1)
  the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

  (2)
  immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

  (3)
  immediately after giving pro forma effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "—Limitation on Indebtedness"; and

  (4)
  the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

provided, however, that clause (3) is not applicable to (A) the Company or a Restricted Subsidiary consolidating with, merging into, conveying, transferring or leasing all or part of its properties and assets to the Company or a Subsidiary Guarantor or (B) the Company or a Restricted Subsidiary merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company or a Restricted Subsidiary in another jurisdiction.

        For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company (other than to the Company or any Wholly Owned Subsidiary), which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

        The Successor Company (if not the Company) will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.

        The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

  (1)
  except in the case of a Subsidiary Guarantor that has been disposed of in its entirety to another Person (other than to the Company or a Subsidiary of the Company), whether through a merger, consolidation or sale of Capital Stock or assets, if in connection therewith the Company provides an Officers' Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under "—Limitation on Sales of

    Assets and Subsidiary Stock" in respect of such disposition, the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Subsidiary Guaranty;

  (2)
  immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

  (3)
  the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture.

provided, however, that this paragraph is not applicable to any Subsidiary Guarantor that consolidates with, merges with or into or conveys, transfers or leases all or substantially all of its assets to the Company or another Subsidiary Guarantor.

        Pursuant to the Indenture, so long as the Existing Contingent Notes have not been satisfied in full and cash remains in the Contingent Note Reserve, Parent will covenant not to merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

  (1)
  the resulting, surviving or transferee Person (if not Parent) shall be a Person organized and existing under the laws of the jurisdiction under which Parent was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume all the obligations of Parent, if any, under the Indenture;

  (2)
  immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

  (3)
  the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such assumption agreement, if any, complies with the Indenture.

Contingent Note Collateral Account Contribution

        The Company and Parent will comply with the provisions set forth in Section 9.17(a) of the Credit Agreement, as in effect on the Issue Date, requiring Parent to make additional common equity contributions to the Company in connection with obligations of the Company and its Subsidiaries under the Existing Contingent Notes. Except as provided in Section 9.17(b) of the Credit Agreement, as in effect on the Issue Date, Parent shall not make any Restricted Payment with the proceeds from the Contingent Note Reserve or any other cash collateral account relating to the Existing Contingent Notes until all Obligations under each Existing Contingent Note have been satisfied in full.

Future Guarantors

        The Company will cause each future Foreign Restricted Subsidiary that Guarantees any other Indebtedness of the Company and each future Domestic Restricted Subsidiary that Incurs any Indebtedness (other than in the case of any Consolidated Managed Subsidiary, Indebtedness owed to the Company or any Subsidiary Guarantor) to, at the same time, execute and deliver to the Trustee a

Guaranty Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture.

SEC Reports

        Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC (to the extent the SEC will accept such filings) and, in any event, will provide the Trustee and Noteholders with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filings of such information, documents and reports under such Sections; provided, however, (a) if the Company is exempt from the requirements of Section 13(a) or 15(d) of the Exchange Act under Section 12h-5 of the Exchange Act, the Company shall not be required to file such reports and documents with the SEC under Section 13(a) or 15(d) of the Exchange Act (or any successor provisions thereto) or provide such annual reports and such information, documents and other reports to the Trustee and the Noteholders so long as (i) Parent files such annual reports and such information, documents and other reports with the SEC, (ii) Parent, the Company and each Subsidiary Guarantor are in compliance with the requirements set forth in Rule 3-10 of Regulation S-X under the Exchange Act and (iii) the Company provides the Trustee and Noteholders with such annual reports and such information, documents and other reports and (b) if the Issue Date occurs prior to March 31, 2003, the Company shall not be required to prepare, file with the SEC or provide the Trustee or Noteholders a Form 10-K for the year ended December 31, 2002.

        At any time that any of the Company's Subsidiaries are Unrestricted Subsidiaries, the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

        In addition, the Company will furnish to the Holders of the Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Defaults

        Each of the following is an Event of Default:

  (1)
  a default in the payment of interest on the Notes when due, continued for 30 days;

  (2)
  a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

  (3)
  the failure by the Company or Parent to comply with its obligations under "—Certain Covenants—Merger and Consolidation" above;

  (4)
  the failure by the Company or Parent to comply for 30 days after notice with any of its obligations in the covenants described above under "Change of Control" (other than a failure to purchase Notes) or under "—Certain Covenants" under "—Limitation on Indebtedness", "—Limitation on Restricted Payments", "—Limitation on Restrictions on Distributions from Restricted Subsidiaries", "—Limitation on Sales of Assets and Subsidiary Stock" (other than a failure to purchase Notes), "—Limitation on Affiliate Transactions", "—Limitations on Line of Business and Operations", "—Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries", "—Contingent Note Collateral Account Contribution" or "—SEC Reports";

  (5)
  the failure by the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture;

  (6)
  Indebtedness of Parent (so long as the Existing Contingent Notes have not been satisfied in full and cash remains in the Contingent Note Reserve), the Company, any Subsidiary Guarantor or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million (the "cross acceleration provision");

  (7)
  certain events of bankruptcy, insolvency or reorganization of Parent (so long as the Existing Contingent Notes have not been satisfied in full and cash remains in the Contingent Note Reserve), the Company or any Significant Subsidiary (the "bankruptcy provisions");

  (8)
  any judgment or decree for the payment of money in excess of $10.0 million is entered against Parent (so long as the Existing Contingent Notes have not been satisfied in full and cash remains in the Contingent Note Reserve), the Company, a Subsidiary Guarantor or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed (the "judgment default provision"); or

  (9)
  any Subsidiary Guaranty ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guaranty or, in the case of a Subsidiary Guarantor that is not a Significant Subsidiary, other than as a result of a bankruptcy) or any Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guaranty, as the case may be.

However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

        If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable, provided that if any Designated Senior Indebtedness is outstanding at such time, neither the Company nor any Subsidiary Guarantor shall make any payment with respect to the Notes until five Business Days after the Representatives of all the issues of Designated Senior Indebtedness receive notice of such acceleration and, thereafter, any such payment shall be made only if the subordination provisions of the Indenture otherwise permit payment at that time. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

        Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

  (1)
  such holder has previously given the Trustee notice that an Event of Default is continuing;

  (2)
  holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

  (3)
  such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

  (4)
  the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

  (5)
  holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

        If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

        Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

  (1)
  reduce the amount of Notes whose holders must consent to an amendment;

  (2)
  reduce the rate of or extend the time for payment of interest on any Note;

  (3)
  reduce the principal of or extend the Stated Maturity of any Note;

  (4)
  change the provisions applicable to the redemption of any Note as described under "—Optional Redemption" above;

  (5)
  make any Note payable in money other than that stated in the Note;

  (6)
  impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes;

  (7)
  make any change in the amendment provisions which require each holder's consent or in the waiver provisions;

  (8)
  make any change in the ranking or priority of any Note that would adversely affect the Noteholders; or

  (9)
  make any change in, or release other than in accordance with the Indenture or any Subsidiary Guaranty that would adversely affect the Noteholders.

        Notwithstanding the preceding, without the consent of any holder of the Notes, the Company, Parent, the Subsidiary Guarantors and Trustee may amend the Indenture:

  (1)
  to cure any ambiguity, omission, defect or inconsistency;

  (2)
  to provide for the assumption by a successor corporation of the obligations of the Company, Parent or any Subsidiary Guarantor under the Indenture;

  (3)
  to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

  (4)
  to add Guarantees with respect to the Notes, including any Subsidiary Guarantees, or to secure the Notes;

  (5)
  to add to the covenants of the Company, Parent or a Subsidiary Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company, Parent or a Subsidiary Guarantor;

  (6)
  to make any change that does not adversely affect the rights of any holder of the Notes; or

  (7)
  to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

        However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of the Company or a Subsidiary Guarantor then outstanding unless the holders of such Senior Indebtedness (or their Representative) consent to such change.

        The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

        After an amendment under the Indenture becomes effective, we are required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

        The Notes were issued in registered form and are transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Defeasance

        At any time, we may terminate all our obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

        In addition, at any time we may terminate our obligations under "—Change of Control" and under the covenants described under "—Certain Covenants" (other than the covenant described under "—Merger and Consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Parent, Subsidiary Guarantors and Significant Subsidiaries and the judgment default provision described under "—Defaults" above and the limitations contained in clause (3) of the first paragraph under "—Certain Covenants—Merger and Consolidation" above ("covenant defeasance").

        We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Parent, Subsidiary Guarantors and Significant Subsidiaries) or (8) under "—Defaults" above or because of the failure of the Company to comply with clause (3) of the first paragraph under "—Certain Covenants—Merger and Consolidation" above. If we exercise our legal defeasance option or our covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guaranty, as the case may be.

        In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

        U.S. Bank National Association is the Trustee under the Indenture and the Registrar and Paying Agent with regard to the Notes.

        The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The Holders of a majority in principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, manager, employee, incorporator, member, partner or stockholder of the Company, Parent or any Subsidiary Guarantor will have any liability for any obligations of the Company, Parent or any Subsidiary Guarantor under the Notes, any Subsidiary Guaranty or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

        The Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

        "Additional Assets" means:

  (1)
  any property, plant or equipment used in a Related Business;

  (2)
  the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

  (3)
  Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

  provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

        "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described under "—Certain Covenants—Limitation on Restricted Payments", "—Limitation on Affiliate Transactions" and "—Limitation on Sales of Assets and Subsidiary Stock" only, "Affiliate" shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

        "AmeriPath Indemnity" means AmeriPath Indemnity Ltd., a Cayman Islands corporation.

        "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

  (1)
  any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

  (2)
  all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

  (3)
  any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary

(other than, in the case of clauses (1), (2) and (3) above,

    (A)
    a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary;

    (B)
    for purposes of the covenant described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" only, (x) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under "—Certain Covenants—Limitation on Restricted Payments" or a Permitted Investment and (y) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under "—Certain Covenants—Merger and Consolidation";

    (C)
    the disposition of cash or Temporary Cash Investments;

    (D)
    any sale or disposition deemed to occur in connection with creating or granting any Liens;

    (E)
    sales or grants of licenses or sublicenses to use the patents, trade secrets, know-how and other intellectual property of the Company or its Restricted Subsidiaries to the extent such license does not interfere with the business of the Company or any Restricted Subsidiary;

    (F)
    any exchange of tangible assets with a fair market value of less than $5.0 million for like-kind tangible assets to be used in connection with a Related Business, but only to the extent that such exchange qualifies for nonrecognition of gain or loss under Section 1031 of the Code;

    (G)
    any sale or disposition of obsolete inventory or worn out assets permitted pursuant to the Indenture;

    (H)
    any disposition of the Capital Stock of a Consolidated Managed Subsidiary so long as such Consolidated Managed Subsidiary does not cease to be a Consolidated Managed Subsidiary as a result of such disposition; and

    (I)
    a disposition of assets with a fair market value of less than $1.0 million).

        "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capital Lease Obligation".

        "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

  (1)
  the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

  (2)
  the sum of all such payments.

        "Bank Indebtedness" means all Obligations pursuant to the Credit Agreement.

        "Board of Directors" with respect to a Person means the Board of Directors of such Person or any committee thereof duly authorized to act on behalf of such Board; provided, however, that for purposes of "—Change of Control" this definition shall not include any such committees.

        "Business Day" means each day which is not a Legal Holiday.

        "Capital Lease Obligation" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of

Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

        "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Consolidated Coverage Ratio" as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which internal financial statements of the Company are then available to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

  (1)
  if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

  (2)
  if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

  (3)
  if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased, assumed by a third party (to the extent the Company and its Restricted Subsidiaries are no longer liable for such Indebtedness) or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

  (4)
  if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and

    Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

  (5)
  if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation (but, in the case of any revolving credit facility incurred other than pursuant to clause (b)(1) of the covenant described above under "—Certain Covenants—Limitations on Indebtedness," only to the extent such Indebtedness is incurred solely for working capital purposes or other general corporate purposes in the ordinary course of business and not, in any case, to support directly or indirectly any acquisitions).

        "Consolidated Interest Expense" means, for any period, the total interest expense (excluding any such interest expense with respect to Existing Contingent Notes) of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

  (1)
  interest expense attributable to Capital Lease Obligations;

  (2)
  amortization of debt discount and debt issuance cost;

  (3)
  capitalized interest;

  (4)
  non-cash interest expense;

  (5)
  commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

  (6)
  net payments pursuant to Hedging Obligations;

  (7)
  dividends accrued in respect of all Preferred Stock held by Persons other than the Company or a Wholly Owned Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Company); provided, however, that such dividends will be multiplied by a fraction the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the Chief Financial Officer of the Company in good faith);

  (8)
  interest incurred in connection with Investments in discontinued operations;

  (9)
  interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary; and

  (10)
  the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

        "Consolidated Managed Subsidiary" means any Managed Entity the accounts of which are consolidated with the Company and its Subsidiaries in accordance with GAAP.

        "Consolidated Net Income" means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

  (1)
  any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

  (A)
  subject to the exclusion contained in clause (4) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend, interest payment or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

  (B)
  the Company's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

  (2)
  any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

  (3)
  any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

  (A)
  subject to the exclusion contained in clause (4) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

  (B)
  the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

  (4)
  any gain or loss realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which are not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

  (5)
  extraordinary gains or losses; and

  (6)
  the cumulative effect of a change in accounting principles;

in each case, for such period. Notwithstanding the foregoing, for the purposes of the covenant described under "—Certain Covenants—Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted

Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof. For purposes of clause (3) above, a Consolidated Managed Subsidiary shall not be deemed to be subject to restrictions on the payment of dividends or the making of distributions to the Company with respect to any amount that the Company or any Subsidiary Guarantor has earned, but due to payment timing considerations has not yet received, from such Consolidated Managed Subsidiary pursuant to a management services or similar agreement.

        "Contingent Note Reserve" means the cash collateral account of Parent, and any replacement thereto, which is under the control of the agent for the lenders under the Credit Agreement and which relates to the prefunding of obligations in respect of the Existing Contingent Notes.

        "Credit Agreement" means the Credit Agreement entered into by and among Parent, the Company, certain of its Subsidiaries, the lenders referred to therein, and Credit Suisse First Boston, as Administrative Agent, together with the documents related thereto (including the term loans, revolving loans, swingline loans and letters of credit made or issued thereunder, any guaranties and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, maturity terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to Refinance, in whole or in part, the borrowings, letters of credit and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.

        "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "Designated Senior Indebtedness" means, with respect to a Person,

  (1)
  the Bank Indebtedness; and

  (2)
  any other Senior Indebtedness of such Person which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $75.0 million and is specifically designated by such Person in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

  (1)
  matures or is mandatorily redeemable (other than if redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

  (2)
  is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

  (3)
  is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part,

in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if:

  (1)
  the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" and "—Change of Control"; and

  (2)
  any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

        "Domestic Restricted Subsidiary" means any Restricted Subsidiary organized under the laws of the United States of America, any State thereof or the District of Columbia.

        "EBITDA" for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

  (1)
  all income tax expense of the Company and its consolidated Restricted Subsidiaries;

  (2)
  Consolidated Interest Expense;

  (3)
  depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period);

  (4)
  all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period); and

  (5)
  any non-recurring fees, charges or other expenses made or Incurred in connection with the Transactions that are paid or otherwise accounted for within 90 days of the consummation of the Transactions;

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company or a Subsidiary Guarantor (or, in the case of Consolidated Managed Subsidiary, paid to the Company or a Subsidiary Guarantor pursuant to a management services or other similar agreement) by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

        "Exchange Notes" means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount equal to, the old Notes, in compliance with the terms of the Registration Rights Agreement.

        "Existing Contingent Notes" means the contingent notes issued by AmeriPath, Inc. or any of its Subsidiaries in connection with acquisitions prior to the Issue Date and any earn-out obligations Incurred prior to the Issue Date which are similar in nature thereto but which are not represented by actual notes.

        "Fair Market Value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined in good faith by the Board of Directors of the Company, whose determination will be conclusive and evidenced by a resolution of such Board of Directors; provided, however, that for purposes of clause (a)(3)(B) of the covenant under the caption "—Certain Covenants—Limitation on Restricted Payments", if the Fair Market Value of the property or assets in question is so determined to be in excess of $15.0 million, such determination must be confirmed by an Independent Qualified Party. For purposes of determining Fair Market Value of Capital Stock, the value of the Capital Stock of a Person shall be based upon such Person's property and assets, exclusive of goodwill or any similar intangible asset.

        "Foreign Restricted Subsidiary" means any Restricted Subsidiary which is not a Domestic Restricted Subsidiary.

        "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

  (1)
  the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

  (2)
  statements and pronouncements of the Financial Accounting Standards Board;

  (3)
  such other statements by such other entity as approved by a significant segment of the accounting profession; and

  (4)
  the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

  (1)
  to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

  (2)
  entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Guaranty Agreement" means a supplemental indenture, in a form reasonably satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company's obligations with respect to the Notes on the terms provided for in the Indenture.

        "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

        "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

        "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with "—Certain Covenants—Limitation on Indebtedness":

  (1)
  amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

  (2)
  the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms; and

  (3)
  the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or the making of a mandatory offer to purchase such Indebtedness will not be deemed to be the Incurrence of Indebtedness.

        "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

  (1)
  the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

  (2)
  all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

  (3)
  all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

  (4)
  all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

  (5)
  the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or any Preferred Stock of any Subsidiary of such Person, the principal amount of such Capital Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

  (6)
  all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

  (7)
  all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

  (8)
  to the extent not otherwise included in this definition, Hedging Obligations of such Person.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term "Indebtedness" will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 45 days thereafter.

        The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

        "Independent Qualified Party" means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company. With respect to any contract or series of related contracts for the rendering of services entered into in the ordinary course of business by the Company or any Restricted Subsidiary with any other Person, "Independent Qualified Party" also shall include any Person who, in the good faith judgment of the Board of Directors of the Company, has sufficient expertise and industry knowledge to qualify as an expert with respect to such contract or contracts; provided, however, that such Person is not an Affiliate of the Company.

        "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to exposure to interest rates.

        "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value.

        For purposes of the definition of "Unrestricted Subsidiary", the definition of "Restricted Payment" and the covenant described under "—Certain Covenants—Limitation on Restricted Payments":

  (1)
  "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company's "Investment" in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

  (2)
  any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

        "Issue Date" means March 27, 2003.

        "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

        "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

        "Managed Entity" means any professional association or corporation that employs or contracts with physicians engaged in a pathology practice and has entered into a long-term management agreement with the Company or any Restricted Subsidiary.

        "Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

  (1)
  all legal, accounting, investment banking, brokerage title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition;

  (2)
  all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

  (3)
  all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries or Managed Entities as a result of such Asset Disposition; and

  (4)
  the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, for adjustments in respect of the sale price of the assets that were the subject of such Asset Disposition or as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

        "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Obligations" means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, expenses, reimbursements, damages and other amounts payable pursuant to the documentation governing such Indebtedness.

        "Officer" means the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Treasurer or the Secretary of the Company.

        "Officers' Certificate" means a certificate signed by two Officers.

        "Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

        "Parent" means AmeriPath Holdings, Inc. (formerly known as Amy Holding Company).

        "Parent Board" means the Board of Directors of the Parent or any committee thereof duly authorized to act on behalf of such Board; provided, however, that for purposes of "—Change of Control" this definition shall not include any such committees.

        "Permitted Holders" means (i) Welsh, Carson, Anderson & Stowe IX, L.P. and its Affiliates (including, without limitation, any investment partnership under common control with Welsh, Carson, Anderson & Stowe IX, L.P.), (ii) any officer, director, employee, partner, member or stockholder of the manager or general partner of the foregoing Persons and (iii) any Related Parties with respect to any of the foregoing Persons. Except for a Permitted Holder specifically identified by name, in determining whether Voting Stock is owned by a Permitted Holder, only Voting Stock acquired by a Permitted Holder in its described capacity will be treated as "beneficially owned" by such Permitted Holder.

        "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in:

  (1)
  the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

  (2)
  another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;

  (3)
  cash and Temporary Cash Investments;

  (4)
  receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

  (5)
  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

  (6)
  loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

  (7)
  stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

  (8)
  any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock";

  (9)
  any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

  (10)
  any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

  (11)
  any Person to the extent such Investments consist of Hedging Obligations or Guarantees thereof otherwise permitted under the covenant described under "—Certain Covenants—Limitation on Indebtedness";

  (12)
  any Person to the extent that such Investments consist of non-cash consideration received in the form of securities, notes or similar obligations in connection with dispositions of obsolete or worn out assets permitted to be disposed of pursuant to the Indenture;

  (13)
  any Investment to the extent acquired in exchange for the issuance of Capital Stock of Parent;

  (14)
  payments to AmeriPath Indemnity, or any successor or additional captive insurance subsidiary established by the Company or its Subsidiaries, in an amount not to exceed the estimated actuarial self-insurance requirements of the Company and the Restricted Subsidiaries and any reasonable general corporate and overhead expenses of such captive insurance companies, as determined in good faith by the Company's chief financial officer;

  (15)
  payments subject to reimbursement that are made by the Company or any Restricted Subsidiary in the ordinary course of business on behalf of any Managed Entity that is not a Consolidated Managed Subsidiary in connection with the provision of services to such Managed Entity;

  (16)
  any Person to the extent such Investment in such Person existed on the Issue Date and any Investment that replaces, refinances or refunds such an Investment, provided that the new Investment is in an amount that does not exceed that amount replaced, refinanced or refunded and is made in the same Person as the Investment replaced, refinanced or refunded; and

  (17)
  Persons to the extent such Investments, when taken together with all other Investments made pursuant to this clause (17) outstanding on the date such Investment is made, do not exceed $10.0 million.

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

        "Principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

        "Qualified Equity Offering" means (i) an underwritten primary public offering of common stock of the Company or Parent pursuant to an effective registration statement under the Securities Act or (ii) any private placement of common stock of the Company or Parent to any Person who is not a Permitted Holder or any Affiliate thereof.

        "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

  (1)
  such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

  (2)
  such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

  (3)
  such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus accrued interest thereon and fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

  (4)
  if the Indebtedness being Refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

        "Registration Rights Agreement" means the Registration Rights Agreement dated March 27, 2003, among the Company, the Subsidiary Guarantors and Credit Suisse First Boston Corporation, on behalf of the initial purchasers.

        "Related Business" means any business in which the Company or its Restricted Subsidiaries was engaged on the Issue Date and any business related, ancillary or complementary to any business of the Company or its Restricted Subsidiaries in which the Company or its Restricted Subsidiaries was engaged on the Issue Date.

        "Related Parties" means, with respect to any specified Person at any specified time,

  (1)
  if a natural person, (A) any spouse, parent or lineal descendant (including by adoption) of such Person or (B) the estate of such Person during any period in which such estate holds Capital Stock of Parent or of the Company for the benefit of any Person referred to in clause (1)(A), and

  (2)
  if a trust, corporation, partnership, limited liability company or other entity, any other Person that controls such Person at such time. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

        "Representative" means, with respect to a Person, any trustee, agent or representative (if any) for an issue of Senior Indebtedness of such Person or, if the holders of any Senior Indebtedness do not have a trustee, agent or representative, the holders of a majority of outstanding principal amount of such Senior Indebtedness.

        "Restricted Payment" with respect to any Person means:

  (1)
  the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock

    (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to the Company or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

  (2)
  the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

  (3)
  the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations or Existing Contingent Notes of such Person (other than the purchase, repurchase or other acquisition of Subordinated Obligations or Existing Contingent Notes purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition); or

  (4)
  the making of any Investment (other than a Permitted Investment) in any Person.

        "Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

        "Revolving Credit Facility" means the revolving credit facility contained in the Credit Agreement and any other facility or financing arrangement that Refinances, in whole or in part, any such revolving credit facility.

        "Sale/Leaseback Transaction" means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Secured Indebtedness" means any Indebtedness of the Company secured by a Lien.

        "Securities Act" means the U.S. Securities Act of 1933, as amended.

        "Senior Indebtedness" means with respect to any Person:

  (1)
  Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

  (2)
  all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2) above, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations are subordinate or pari passu in right of payment to the Notes or the Subsidiary Guaranty of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

  (1)
  any obligation of such Person to the Company or any Subsidiary;

  (2)
  any liability for Federal, state, local or other taxes owed or owing by such Person;

  (3)
  any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guaranties thereof or instruments evidencing such liabilities);

  (4)
  any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person, including the Existing Contingent Notes; or

  (5)
  that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture; provided, however, that such Indebtedness shall be deemed not to have been Incurred in violation of the Indenture for purposes of this clause (5) if (x) the Holders of such Indebtedness or their Representative or the Company shall have furnished to the Trustee an opinion of nationally recognized independent legal counsel addressed to the Trustee (which legal counsel may, as to matters of fact, rely upon an Officers' Certificate) to the effect that the Incurrence of such Indebtedness does not violate the provisions of the Indenture or (y) such Indebtedness consists of Indebtedness under the Credit Agreement and Holders of such Indebtedness or their Representative (A) had no actual knowledge at the time of the Incurrence that the Incurrence of such Indebtedness violated the Indenture and (B) shall have received an Officers' Certificate to the effect that the Incurrence of such Indebtedness does not violate provisions of the Indenture.

        "Senior Subordinated Indebtedness" means, with respect to a Person, the Notes (in the case of the Company), the Subsidiary Guaranty (in the case of a Subsidiary Guarantor) and any other Indebtedness of such Person that specifically provides that such Indebtedness is to rank pari passu with the Notes or such Subsidiary Guaranty, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Person which is not Senior Indebtedness of such Person.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

        "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

        "Subordinated Obligation" means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or a Subsidiary Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.

        "Subsidiary" means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

  (1)
  such Person;

  (2)
  such Person and one or more Subsidiaries of such Person; or

  (3)
  one or more Subsidiaries of such Person.

        With respect to the Company, "Subsidiary" also shall include each Consolidated Managed Subsidiary.

        "Subsidiary Guarantor" means each Restricted Subsidiary of the Company that executes the Indenture as a guarantor on the Issue Date and each other Subsidiary of the Company that thereafter guarantees the Notes pursuant to the terms of the Indenture, in each case until such Subsidiary is released from its obligations under its Subsidiary Guaranty pursuant to the terms of the Indenture.

        "Subsidiary Guaranty" means a Guarantee by a Subsidiary Guarantor of the Company's obligations with respect to the Notes.

        "Temporary Cash Investments" means any of the following:

  (1)
  any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

  (2)
  investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within 270 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has, at the time of the making of such investment, capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

  (3)
  repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

  (4)
  investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Group, Inc.; and

  (5)
  investments in securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and, at the time of the making of such investment, rated at least "A" by Standard & Poor's Ratings Group, Inc. or "A" by Moody's Investors Service, Inc.

        "Term Loan Facility" means the term loan facility contained in the Credit Agreement and any other facility or financing arrangement that Refinances in whole or in part any such term loan facility.

        "Transactions" means the merger consummated on the Issue Date in accordance with the Agreement and Plan of Merger dated as of December 8, 2002, among Parent, Amy Acquisition Corp. and AmeriPath and each of the other transactions contemplated thereby, all as more fully described in this prospectus.

        "Trustee" means U.S. Bank National Association until a successor replaces it and, thereafter, means the successor.

        "Trust Indenture Act" means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.

        "Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

        "Unrestricted Subsidiary" means:

  (1)
  AmeriPath Indemnity;

  (2)
  any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

  (3)
  any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "—Certain Covenants—Limitation on Restricted Payments."

        The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "—Certain Covenants—Limitation on Indebtedness" and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

        "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

        "Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or one or more Wholly Owned Subsidiaries.

CONTINGENT NOTES AND
THE CASH COLLATERAL ACCOUNT

Contingent Notes

        Historically, we have acquired laboratories and have generally used as consideration a combination of cash, stock, assumed liabilities and contingent notes. Typically, the contingent notes have been structured to provide for payments to sellers upon the achievement of specified levels of operating income by the acquired operations over three to five year periods from the date of acquisition. Some of our other contingent notes have been structured to provide for payments to sellers contingent on the retention of specified hospital contracts by the acquired operation. In either case, the contingent notes are not contingent on the continued employment of the sellers. If a contingent note payment is earned, we are required to pay such amount, together with interest calculated at a rate and over a period specified in the note. As of March 31, 2003, contingent notes in respect of 40 prior acquisitions were outstanding.

        Payments under the contingent notes generally are calculated according to a grid which establishes base, minimum and maximum operating income levels. These operating objectives generally are measured on a cumulative basis from the date of the acquisition. The base operating income level generally is based on performance of the acquired business in the twelve-month period preceding the acquisition.

        Our acquisitions typically are accounted for using the purchase method of accounting. The amount of the payments cannot be determined until final determination of the operating earnings levels or other factors during the terms of the respective agreements. Payments made in connection with the contingent notes are accounted for as additional purchase price, which increases our recorded goodwill and, in accordance with generally accepted accounting principles in the United States, are not reflected in our results of operations.

        We intend to fund future payments on our contingent notes out of the $67.0 million contingent note cash collateral account established from the sale of senior subordinated notes by our parent. If, however, the acquired operations in respect of which existing contingent notes were issued achieve operating income levels that are greater than we currently anticipate, the contingent note payments may exceed the amount deposited in the contingent note cash collateral account. In that case, we believe operating cash flow levels would also increase by an amount that would be sufficient to fund the additional liability. There can be no assurance, however, that sufficient cash will be available to make the contingent note payments and satisfy all our other obligations as they become due. In addition, we may be restricted from making any payments in excess of the amount on deposit in the cash collateral account by the financial covenants contained in our new credit facility. In either case, we might be unable to fund the required contingent note payments, which would result in a default under the contingent notes.

        The last of the payments from the contingent note cash collateral account will be payable in 2008 when the last of the contingent notes matures.

Cash Collateral Account

        Concurrently with the consummation of the offering of the old notes, our parent issued to WCAS Capital Partners III, L.P. $67.0 million in principal amount of our parent's senior subordinated notes and 1,432,313 shares of its common stock, for an aggregate purchase price of $67.0 million. See "Description of Certain Other Indebtedness—Description of Holding Company Notes." The proceeds from these transactions were deposited into a cash collateral account with the collateral agent. Such cash is held by the collateral agent subject to a first-priority security interest in favor of the lenders under our new credit facility. See "Description of Certain Other Indebtedness—Description of the New Credit Facility."

        So long as no default under our new credit facility has occurred and is continuing, the amounts held in the cash collateral account may be invested at our parent's direction in short-term cash equivalent investments, and our parent may use any funds on deposit in the cash collateral account to pay principal and interest on our existing contingent notes as they become due. In addition, our parent may use interest income on funds in the cash collateral account to pay current interest on our parent's senior subordinated notes.

        Our new credit facility provides that upon the payment in full of all principal and interest on our existing contingent notes, so long as no default has occurred and is continuing:

  •
  if the ratio of our total indebtedness to our consolidated EBITDA for our most recent period of four fiscal quarters is less than or equal to 3.00 to 1.00, any funds remaining on deposit in the contingent note cash collateral account will be released to our parent to be used to repay the outstanding principal and accrued interest on our parent's senior subordinated notes; and

  •
  if the ratio of our total indebtedness to our consolidated EBITDA for our most recent period of four fiscal quarters is greater than 3.00 to 1.00, any funds remaining on deposit in the contingent note cash collateral account will be released to our parent and contributed to us as common equity.

BOOK-ENTRY; DELIVERY AND FORM

        The exchange notes will be issued in the form of one or more fully registered notes in global form, referred to herein as global notes. Ownership of beneficial interests in a global note will be limited to persons who have accounts with the Depository Trust Company, or DTC, such persons being referred to herein as DTC participants, or persons who hold interests through DTC participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of DTC participants, and the records of DTC participants, with respect to interests of persons other than DTC participants.

        So long as DTC, or its nominee, is the registered owner or holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global note for all purposes under the indenture and the exchange notes. No beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture.

        Payments of the principal of, and interest on, a global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of AmeriPath, the trustee under the indenture governing the notes or any other paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit the DTC participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. We also expect that payments by DTC participants to owners of beneficial interests in such global note held through such DTC participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such DTC participants.

        Transfers between DTC participants will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

        We expect that DTC will take any action permitted to be taken by a holder of exchange notes, including the presentation of exchange notes for exchange as described below, only at the direction of one or more DTC participants to whose account the DTC interests in a global note is credited and only in respect of such portion of the aggregate principal amount of exchange notes as to which such DTC participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the applicable global note for certificated notes, which it will distribute to its participants.

        We understand that: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others, referred to herein as indirect participants, such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

        Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global note among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither AmeriPath nor the trustee under the indenture governing the notes will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        If DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days, we will issue certificated notes in exchange for the global notes. Holders of an interest in a global note may receive certificated notes in accordance with the DTC's rules and procedures in addition to those provided for under the indenture governing the notes.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

        The following discussion is a summary of the material U.S. federal income tax consequences relevant to the exchange of the old notes pursuant to the exchange offer and the ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes and the continued validity of this summary. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, holders whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a "straddle," "hedge," conversion transaction within the meaning of Section 1258 of the Code or other integrated transaction within the meaning of Section 1.1275-6 of the U.S. Treasury Regulations. In addition, this discussion is limited to persons purchasing the notes for cash at original issue and at their "issue price" within the meaning of Section 1273 of the Code, in other words, the first price at which a substantial amount of notes are sold to the public for cash. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with notes held as "capital assets" within the meaning of Section 1221 of the Code.

        As used herein, "United States Holder" means a beneficial owner of the notes who or that is:

  •
  an individual that is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Code,

  •
  a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia,

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

  •
  a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, was treated as a United States person prior to such date and has elected to continue to be treated as a United States person.

        We have not sought and will not seek any rulings from the Internal Revenue Service, or the IRS, with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of the old notes pursuant to the exchange offer or the ownership or disposition of the notes or that any such position would not be sustained.

        If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisors as to the tax consequences of the partnership owning and disposing of the notes.

        PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

The Exchange

        The exchange of the old notes for the exchange notes in the exchange offer will not be treated as an "exchange" for U.S. federal income tax purposes, because the exchange notes will not be considered to differ materially in kind or extent from the old notes. Accordingly, the exchange of old notes for exchange notes will not be a taxable event to holders for U.S. federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the old notes and the same tax consequences to holders as the old notes have to holders, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period. All references to "notes" herein apply equally to the exchange notes and the old notes.

United States Holders

  Interest

        Payments of stated interest on the notes generally will be taxable to a United States Holder as ordinary income at the time that such payments are received or accrued, in accordance with such United States Holder's method of tax accounting. In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes. According to U.S. Treasury Regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a United States Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe that the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of additional interest pursuant to the registration rights provisions or the potential payment of a premium pursuant to the optional redemption or change of control provisions as part of the yield to maturity of any notes. Our determination that these contingencies are remote is binding on a United States Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury Regulations. Our determination is not, however, binding on the IRS and if the IRS were to challenge this determination, a United States Holder might be required to accrue income on its notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a United States Holder. If we pay additional interest on the notes pursuant to the registration rights provisions or a premium pursuant to the optional redemption or change of control provisions, United States Holders will be required to recognize such amounts as income.

  Market Discount

        If a United States Holder acquires a note at a cost that is less than its principal amount, the amount of such difference is treated as "market discount" for federal income tax purposes, unless such difference is less than .0025 multiplied by its principal amount multiplied by the number of complete years from the date of acquisition until maturity.

        Under the market discount rules of the Code, a United States Holder is required to treat any gain on the disposition of a note as ordinary income to the extent of the accrued market discount that has not been previously included in income. Thus, principal payments and payments received upon the disposition of a note are treated as ordinary income to the extent of accrued market discount that has not been previously included in income. If a United States Holder disposes of a note with market discount in certain otherwise nontaxable transactions, such holder may be required to include accrued market discount as ordinary income as if the holder had sold the note at its then fair market value.

        In general, the amount of market discount that has accrued is determined on a ratable basis. A United States Holder may, however, elect to determine the amount of accrued market discount on the basis of a constant interest rate. This election is made on a note-by-note basis and is irrevocable.

        With respect to market discount notes, a United States Holder may not be allowed to deduct a portion of the interest expense on any indebtedness incurred to purchase or to carry the notes. A United States Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all market discount debt instruments that a United States Holder acquires on or after the first day of the first taxable year to which the election applies and all market discount notes in subsequent years and is irrevocable without the consent of the IRS.

  Amortizable Bond Premium

        In general, if a United States Holder purchases a note for an amount in excess of the sum of all amounts payable on the note after the acquisition date, other than stated interest payments, such excess will constitute amortizable bond premium. A United States Holder generally may elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to interest when includible in income under such holder's regular accounting method. The notes are subject to call provisions at our option at various times, as described in this prospectus under "Description of the Exchange Notes—Optional Redemption". A United States Holder will calculate the amount of amortizable bond premium based on the amount payable at the applicable call date, but only if the use of the call date, in lieu of the stated maturity date, maximizes such holder's yield on the notes. If a United States Holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss such holder would otherwise recognize on disposition of the note. An election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by the electing United States Holder on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the IRS. United States Holders should consult their own tax advisors before making this election.

  Sale or Other Taxable Disposition of the Notes

        A United States Holder will recognize gain or loss on the sale, exchange, other than for exchange notes pursuant to the exchange offer, as discussed above, or a tax-free transaction, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition, less a portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income if not previously included in such holder's income, and the United States Holder's adjusted tax basis in the note. A United States Holder's adjusted basis in a note generally will be the United States Holder's cost therefor, less any principal payments received by such holder and by the amount of amortizable bond premium, if any, taken into account in respect of the note, and increased by the amount of market discount, if any, previously including in income in respect of the note. This gain or loss generally will be a capital gain or loss, except as described under "Market Discount" above, and will be a long-term capital gain or loss if the United States Holder has held the note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss.

  Backup Withholding

        A United States Holder may be subject to a backup withholding tax of up to 30% upon the receipt of interest and principal payments on the notes or upon the receipt of proceeds upon the sale or other disposition of such notes. Certain holders, including, among others, corporations and certain tax-exempt organizations, are generally not subject to backup withholding. A United States Holder will be subject to this backup withholding tax if such holder is not otherwise exempt and such holder:

  •
  fails to furnish its taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number,

  •
  furnishes an incorrect TIN,

  •
  is notified by the IRS that it has failed to properly report payments of interest or dividends, or

  •
  fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the United States Holder that it is subject to backup withholding.

        United States Holders should consult their personal tax advisor regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

Non-United States Holders

  Definition of Non-United States Holders

        A non-United States Holder is a beneficial owner of the notes who is not a United States Holder.

  Interest Payments

        Interest paid to a non-United States Holder will not be subject to U.S. federal withholding tax of 30%, or, if applicable, a lower treaty rate, provided that:

  •
  such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of our classes of stock,

  •
  such holder is not a controlled foreign corporation that is related to us through stock ownership,

  •
  such holder is not a bank that received such notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business, and

  •
  either:

  (1)
  the non-United States Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a "United States person" within the meaning of the Code and provides its name and address, generally on IRS Form W-8 BEN, or

  (2)
  a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the notes on behalf of the non- United States Holder certifies to us or our paying agent under penalties of perjury that it has received from the non-United States Holder a statement, under penalties of perjury, that such holder is not a "United States person" and provides us or our paying agent with a copy of such statement or

  (3)
  the non-United States Holder holds its notes through a "qualified intermediary" and certain conditions are satisfied.

        Even if the above conditions are not met, a non-United States Holder may be entitled to a reduction in, or exemption from, withholding tax on interest under a tax treaty between the United States and the non-United States Holder's country of residence. To claim a reduction or exemption under a tax treaty, a non-United States Holder must generally complete IRS Form W-8 BEN and claim the reduction or exemption on the form. In some cases, a non-United States Holder may instead be permitted to provide documentary evidence of its claim to the intermediary, or a qualified intermediary may have some or all of the necessary evidence in its files.

        The certification requirements described above may require a non-United States Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its U.S. taxpayer identification number.

        Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

  Sale or Other Taxable Disposition of the Notes

        A non-United States Holder will not generally be subject to U.S. federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a note. However, a non-United States Holder may be subject to tax on such gain if the gain is effectively connected to a U.S. trade or business or, if an income tax treaty applies, attributable to a U.S. permanent establishment, as described below, or if such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder may have to pay a U.S. federal income tax of 30%, or, if applicable, a lower treaty rate, on such gain.

  United States Trade or Business

        If interest or gain from a disposition of the notes is effectively connected with a non-United States Holder's conduct of a U.S. trade or business, or if an income tax treaty applies and the non-United States Holder maintains a U.S. "permanent establishment" to which the interest or gain is generally attributable, the non-United States Holder may be subject to U.S. federal income tax on the interest or gain on a net basis in the same manner as if it were a United States Holder. If interest income received with respect to the notes is taxable on a net basis, the 30% withholding tax described above will not apply, assuming an appropriate certification is provided. A foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. A non-United States Holder will not be considered to be engaged in a U.S. trade or business solely by reason of holding notes.

  Backup Withholding and Information Reporting

        Backup withholding will likely not apply to payments made by us or our paying agents, in their capacities as such, to a non-United States Holder of a note if the holder has provided the required certification that it is not a United States person as described above. However, certain information reporting may still apply with respect to interest payments even if certification is provided. Payments of the proceeds from a disposition by a non-United States Holder of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting, but generally not backup withholding, may apply to those payments if the broker is:

  •
  a United States person,

  •
  a controlled foreign corporation for U.S. federal income tax purposes,

  •
  a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or

  •
  a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business.

        Payment of the proceeds from a disposition by a non-United States Holder of a note made to or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner has provided the required certification that it is not a United States person as described above.

        Non-United States Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current U.S. Treasury Regulations. In this regard, the current U.S. Treasury Regulations provide that a certification may not be relied on if we or our agent, or other payor, knows or has reasons to know that the certification may be false. Any amounts withheld under the backup withholding rules from a payment to a non-United States Holder will be allowed as a credit against the holder's U.S. federal income tax liability or may be claimed as a refund, provided the required information is furnished timely to the IRS.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer which requests it in the letter of transmittal, for use in any such resale.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes, including any broker-dealers, against certain types of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the securities offered hereby is being passed upon for us by Ropes & Gray LLP, New York, New York.

EXPERTS

        The consolidated financial statements of AmeriPath, Inc. and subsidiaries at December 31, 2002, and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of AmeriPath, Inc. and its subsidiaries as of December 31, 2001 and for the two years then ended, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 133 relating to derivative investments), and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus forms a part of a registration statement that we filed with the SEC on Form S-4 under the Securities Act in connection with the offering of the exchange notes. This prospectus does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the exchange notes. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

        Under the terms of the indenture that governs the notes, we have agreed that, whether or not required by the rules and regulations of the SEC, so long as any old notes or exchange notes are outstanding, we will furnish to the trustee and the holders of the old notes or exchange notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes our financial condition and results of operations and those of our consolidated subsidiaries and, with respect to the annual information only, a report thereon by our independent auditors and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability, unless the SEC will not accept such a filing and make such information available to securities analysts and prospective investors upon request. In addition, we have agreed that, for so long as any old notes or exchange notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        Upon effectiveness of the registration statement of which this prospectus is a part, we will become subject to the periodic reporting and to the informational requirements of the Exchange Act and will file information with the SEC, including annual, quarterly and current reports. You may read and copy any document we file with the SEC at the SEC's public reference room at the following address:

Public Reference Room
450 Fifth Street, N. W.
Room 1024
Washington, D. C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference rooms.

        Our SEC filings are also available at the SEC's web site at http://www.sec.gov and at our own web site at http://www.ameripath.com. You can also obtain a copy of any of our filings, at no cost, by writing to or telephoning us at the following address:

AmeriPath, Inc.
7289 Garden Road, Suite 200
Riviera Beach, FL 33404
(800) 330-6565

        To ensure timely delivery, please make your request as soon as practicable and, in any event, no later than five business days prior to the expiration of the exchange offer.

Report of Ernst & Young Independent Auditors

The Board of Directors of
AmeriPath, Inc.

        We have audited the accompanying consolidated balance sheet of AmeriPath, Inc. and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of operations, redeemable preferred stock and common stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AmeriPath, Inc. and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2 to the financial statements, in 2002 the Company changed its method of accounting for goodwill.

                      ERNST & YOUNG LLP

West Palm Beach, Florida
February 13, 2003 (except for
notes 3 and 28 as to which
the date is April 23, 2003)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of AmeriPath, Inc.:

        We have audited the consolidated balance sheet of AmeriPath, Inc. and subsidiaries (the "Company") as of December 31, 2001, and the related consolidated statements of operations, of redeemable preferred stock and common stockholders' equity, and of cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of AmeriPath, Inc. and subsidiaries and Pathology Consultants of America, Inc. (d/b/a "Inform DX"), which has been accounted for as a pooling of interests as described in Note 4 to the consolidated financial statements.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2001 in conformity with the accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments to conform to Statement of Financial Accounting Standards No. 133.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
February 22, 2002

AMERIPATH, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Per Share Amounts)

	December 31, 2001	December 31, 2002
Assets
Current Assets:
Cash and cash equivalents	$3,208	$964
Restricted cash	1,600	8,453
Accounts receivable, net	81,595	90,886
Inventories	1,892	1,823
Prepaid income taxes	—	7,596
Deferred tax asset, net	13,020	9,149
Other current assets	2,738	5,237

Total current assets	104,053	124,108

Property and equipment, net	24,118	26,126

Other Assets:
Goodwill, net	216,222	277,337
Identifiable intangibles, net	253,562	275,219
Other	6,485	5,670

Total other assets	476,269	558,226

Total Assets	$604,440	$708,460

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$42,854	$54,399
Current portion of long-term debt	469	433
Other current liabilities	3,910	5,491

Total current liabilities	47,233	60,323

Long-Term Liabilities:
Revolving loan	90,000	113,190
Long-term debt	2,853	2,630
Other liabilities	2,690	1,547
Deferred tax liability	62,474	79,444

Total long-term liabilities	158,017	196,811

Commitments and Contingencies (Notes 2, 3, 14 and 19)
Stockholders' Equity
Common stock, $.01 par value, 60,000 shares authorized, 30,194 and 30,673 shares issued and outstanding at December 31, 2001 and 2002, respectively	302	307
Additional paid-in capital	314,168	321,658
Retained earnings	84,720	129,361

Total stockholders' equity	399,190	451,326

Total Liabilities and Stockholders' Equity	$604,440	$708,460

See accompanying notes to consolidated financial statements.

AMERIPATH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Per Share Amounts)

	Years Ended December 31,
	2000	2001	2002
Net Revenue:
Net patient service revenue	$308,365	$387,384	$453,650
Net management service revenue	21,729	31,348	25,168

Total net revenues	330,094	418,732	478,818

Operating Costs and Expenses:
Cost of Services:
Net patient service revenue	146,426	178,760	223,695
Net management service revenue	16,964	21,342	14,878

Total cost of services	163,390	200,102	238,573
Selling, general and administrative expense	58,411	71,856	84,868
Provision for doubtful accounts	34,040	48,287	58,170
Amortization expense	16,172	18,659	11,389
Merger-related charges	6,209	7,103	2,836
Asset impairment and related charges	9,562	3,809	2,753

Total operating costs and expenses	287,784	349,816	398,589

Income from operations	42,310	68,916	80,229

Other Income (Expense):
Interest expense	(15,376)	(16,350)	(4,016)
Termination of interest rate swap agreement	—	(10,386)	—
Write-down of investment	—	—	(1,000)
Other, net	226	145	548

Total other expense	(15,150)	(26,591)	(4,468)

Income before income taxes and extraordinary loss	27,160	42,325	75,761
Provision for income taxes	14,068	18,008	31,120

Income before extraordinary loss	13,092	24,317	44,641
Extraordinary loss, net of tax benefit	—	(965)	—

Net income	13,092	23,352	44,641
Induced conversion and accretion of preferred stock	(1,604)	—	—

Net income available to common stockholders	$11,488	$23,352	$44,641

Basic Earnings Per Common Share:
Basic earnings per common share	$0.49	$0.90	$1.46

Basic weighted average common shares outstanding	23,473	25,974	30,540

Diluted Earnings Per Common Share:
Diluted earnings per common share	$0.47	$0.86	$1.44

Diluted weighted average common shares outstanding	24,237	27,049	31,081

See accompanying notes to consolidated financial statements.

AMERIPATH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED

STOCK AND COMMON STOCKHOLDERS' EQUITY

(In Thousands)

			Common Stockholders' Equity
	Redeemable Preferred Stock
			Common Stock
					Additional Paid-in Capital	Retained Earnings	Accumulated Comprehensive (Loss) Income
	Shares	Amount	Shares	Amount				Total
Balance, December 31, 1999	395	$15,504	22,271	$223	$156,111	$49,880	$—	$221,718
Stock issued in connection with acquisitions	—	—	1,532	15	12,165	—	—	12,180
Exercise of options and warrants	—	—	288	3	1,584	—	—	1,587
Tax benefit from stock options	—	—	—	—	858	—	—	858
Accretion of redeemable preferred stock	—	65	—	—	—	—	—	65
Redemption of preferred stock	(395)	(15,569)	643	6	17,102	—	—	1,539
Lapse of warrant put option	—	—	—	—	230	—	—	230
Net income available to common stockholders	—	—	—	—	—	11,488	—	11,488

Balance, December 31, 2000	—	—	24,734	247	188,050	61,368	—	249,665
Stock issued in connection with acquisitions	—	—	114	1	2,152	—	—	2,153
Exercise of options and warrants	—	—	582	6	3,421	—	—	3,427
Tax benefit from stock options	—	—	—	—	3,971	—	—	3,971
Secondary offering	—	—	4,744	48	115,752	—	—	115,800
Contingent shares issued	—	—	20	—	822	—	—	822
Net income available to common stockholders	—	—	—	—	—	23,352	—	23,352
Transition adjustment, net of tax	—	—	—	—	—	—	(3,000)	(3,000)
Change in fair value of derivative financial instruments, net of tax	—	—	—	—	—	—	(2,946)	(2,946)
Termination of swap agreement, net of tax	—	—	—	—	—	—	5,946	5,946

Balance, December 31, 2001	—	—	30,194	302	314,168	84,720	—	399,190
Stock issued in connection with acquisitions	—	—	108	1	1,657	—	—	1,658
Exercise of options and warrants	—	—	351	4	2,289	—	—	2,293
Tax benefit from stock options	—	—	—	—	2,722	—	—	2,722
Contingent shares issued	—	—	20	—	822	—	—	822
Net income available to common stockholders	—	—	—	—	—	44,641	—	44,641

Balance, December 31, 2002	—	$—	30,673	$307	$321,658	$129,361	$—	$451,326

See accompanying notes to consolidated financial statements.

AMERIPATH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Years Ended December 31,
	2000	2001	2002
Cash Flows From Operating Activities:
Net income	$13,092	$23,352	$44,641
Extraordinary loss, net of tax benefit	—	965	—
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,291	25,675	19,244
Loss (gain) on disposal of assets	22	110	(25)
Gain on sale of managed practice	—	—	(254)
Deferred income taxes	(9,117)	(5,999)	5,323
Provision for doubtful accounts	34,040	48,287	58,170
Asset impairment and related charges	9,562	3,809	2,753
Write-down of investment	—	—	1,000
Merger-related charges	6,209	7,103	2,836
Termination of interest swap agreement	—	10,386	—
Changes in assets and liabilities (net of effects of acquisitions):
Increase in accounts receivable	(40,008)	(59,174)	(65,184)
(Increase) decrease in inventories	(411)	(486)	69
(Increase) decrease in other current assets	(265)	58	(9,321)
Increase in other assets	(1,638)	(801)	(96)
Increase in accounts payable and accrued expenses	2,958	881	10,329
Merger-related charges paid	(3,782)	(6,139)	(376)

Net cash provided by operating activities	31,953	48,027	69,109

Cash Flows From Investing Activities:
Acquisition of property and equipment	(9,235)	(7,773)	(8,744)
Cash paid for acquisitions and acquisition costs, net of cash acquired	(24,929)	(5,045)	(43,970)
Merger-related charges paid	(2,414)	(625)	(2,399)
Cash paid for investment	(1,000)	—	—
Proceeds from sale of managed practice	—	—	2,700
Increase in restricted cash	—	(1,600)	(6,853)
Payments of contingent notes	(26,645)	(36,101)	(39,856)

Net cash used in investing activities	(64,223)	(51,144)	(99,122)

Cash Flows From Financing Activities:
Net borrowings (payments) under former credit facility	31,416	(197,216)	—
Net borrowings under new credit facility	—	90,000	23,190
Net payments on long-term debt and capital leases	(818)	(1,129)	(215)
Debt issuance costs	(82)	(560)	(221)
Termination of interest swap agreement	—	(10,386)	—
Tax benefit from exercise of stock options	858	3,971	2,722
Proceeds from secondary offering	—	115,800	—
Proceeds from exercise of stock options and warrants	1,587	3,427	2,293
Other	14	—	—

Net cash provided by financing activities	32,975	3,907	27,769

Increase (decrease) in cash and cash equivalents	705	790	(2,244)
Cash and cash equivalents, beginning of period	1,713	2,418	3,208

Cash and cash equivalents, end of period	$2,418	$3,208	$964

Supplemental Disclosure of Cash Flow Information:
Contingent stock issued	$—	$822	$822
Stock issued in connection with the acquisitions	$12,180	$2,153	$1,658
Cash paid during the period for:
Interest	$14,645	$17,295	$3,888
Income taxes	$23,798	$21,001	$31,984

See accompanying notes to consolidated financial statements.

AMERIPATH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands Unless Otherwise Indicated, Except Per Share Amounts)

1. Business and Organization

        AmeriPath, Inc., sometimes referred to as the Company, is one of the leading anatomic pathology laboratory companies in the United States. AmeriPath offers a broad range of anatomic pathology laboratory testing and information services used by physicians in the detection, diagnosis, evaluation and treatment of cancer and other diseases and medical conditions. The Company services an extensive referring physician base through its 15 regional laboratories and 32 satellite laboratories, and provides inpatient diagnostic and medical director services at more than 200 hospitals.

        AmeriPath was incorporated in February 1996 and since that time has built its business by completing over 50 acquisitions of anatomic pathology laboratories and operations. On November 30, 2000, the Company merged with Pathology Consultants of America, Inc., also known as Inform DX. The Inform DX merger was accounted for as a pooling of interests. Financial information of the Company for fiscal year 2000 has been restated to reflect the Inform DX merger.

        The Company provides anatomic pathology services to both the outpatient and inpatient markets. In the outpatient market, our laboratory testing and diagnostic services are provided to physician offices, clinics and freestanding surgery centers. As part of these services, the Company owns and operates outpatient anatomic pathology laboratories, for which it bills patients and third party payors, principally on a fee-for-service basis, covering both the professional and technical components of such services. In the inpatient market, our services are provided through our hospital contracts with over 200 hospitals. In addition to providing anatomic pathology services, we generally serve as the medical director of the hospital's clinical laboratory, microbiology laboratory and blood banking operation and facilitate the hospital's compliance with licensing requirements. The Company typically bills and collects the professional component of the charges for medical services rendered by the Company's pathologists, and, in some cases, the Company is also paid an annual fee for providing the medical director for the hospital's clinical laboratory.

        AmeriPath's industry is highly regulated. The manner in which licensed physicians can organize to perform and bill for medical services is governed by state laws and regulations. Business corporations like AmeriPath often are not permitted to employ physicians or to own corporations that employ physicians or to otherwise exercise control over the medical judgments or decisions of physicians.

        In states where AmeriPath is not permitted to directly own a medical operation, it performs only non-medical administrative and support services, does not represent to the public or its clients that it offers medical services and does not exercise influence or control over the practice of medicine. In those states, AmeriPath conducts business through entities that it controls, and it is these affiliated entities that employ the physicians who practice medicine. In such states, AmeriPath generally enters into a contract that restricts the owner of the affiliated entity from transferring his, her or its ownership interests in the affiliated entity and otherwise provides the Company or its designee with a controlling voting or financial interest in the affiliated entity and its laboratory operations. This controlling financial interest generally is obtained pursuant to a long-term management service agreement between AmeriPath and the affiliated entity. Under the management services agreement AmeriPath exclusively manages all aspects of the operation other than the provision of medical services. Generally, the affiliated entity has no operating assets because AmeriPath acquired all of its operating assets at the time it acquired the related laboratory operations. In accordance with Emerging Issues Task Force 97-2, FASB Statement No. 94 and APB Opinion No. 16 "Physician Practice Management Entities and Certain Other Entities with Contractual Management Agreements" ("EITF 97-2"), the financial statements of the operations AmeriPath controls, including these affiliated entities, are included in the consolidated financial statements of AmeriPath.

        The Company has also acquired an interest in a few anatomic pathology laboratory operations whose financial statements are not required to be consolidated with its own under ETIF 97-2. In these circumstances, the Company acquired assets of physician groups and entered into service contracts with the physician groups to provide equipment, supplies, support personnel, and management and financial advisory services. The financial statements of these entities are not required to be included in the consolidated financial statements of AmeriPath since it has no controlling interest in these operations. Management services fees received pursuant to service agreements with these operations constituted approximately 5% of the Company's net revenues for 2002.

2. Summary of Significant Accounting Policies

        A summary of significant accounting policies followed by the Company is as follows:

  Principles of Consolidation

        The consolidated financial statements of the Company include the accounts of AmeriPath, Inc., its wholly owned subsidiaries and companies in which the Company has a controlling financial interest by means other than the direct record ownership of voting stock, as discussed in Note 1. Intercompany accounts and transactions have been eliminated. The Company does not consolidate the affiliated physician groups it manages as it does not have a controlling financial interest as described in EITF 97-2.

  Accounting Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("generally accepted accounting principles") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Because of the inherent uncertainties in this process, actual results could differ from those estimates. Such estimates include the recoverability of intangible assets and the collectibility of receivables, establishing self-insured reserves for medical malpractice claims, health insurance and workers compensation costs and incurred but not reported ("IBNR") claims.

  Fair Value of Financial Instruments

        The Company's financial instruments consist mainly of cash and cash equivalents, accounts receivable, accounts payable and its existing credit facility. The carrying amounts of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments.

        At December 31, 2001 and 2002, the entire $90.0 million and $113.2 million, respectively, outstanding under the Company's existing revolving loan bears interest at a variable market rate and, thus, has a carrying amount that approximates fair value.

  Cash and Cash Equivalents

        Cash equivalents consist of highly liquid instruments with maturities at the time of purchase of three months or less.

  Restricted Cash

        Restricted cash at December 31, 2002 consists of approximately $8.5 million of premium revenue recorded by the Company's insurance captive to be used for future insurance claims and expenses. The Company's insurance captive was formed in 2002 and is further discussed below. Restricted cash at December 31, 2001, consisted of $1.6 million in cash collateralized letters of credit.

  Inventories

        Inventories, consisting primarily of laboratory supplies, are stated at the lower of cost, determined on a first-in-first-out basis, or market.

  Property and Equipment

        Property and equipment are stated at cost. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized.

        Depreciation and amortization are calculated on a straight-line basis, over the estimated useful lives of the respective assets, which range from 3 to 7 years. Leasehold improvements are amortized over the shorter of the term of the related lease, including renewal options, or the useful life of the asset.

  Intangible Assets

        Identifiable intangible assets include hospital contracts, physician referral lists and laboratory contracts acquired in connection with acquisitions. Such assets are recorded at fair value on the date of acquisition as determined by appraisal from an independent third party and are being amortized over the estimated periods to be benefited, ranging from 10 to 40 years. In determining these lives, the Company considered each practice's operating history, contract renewals, stability of physician referral lists and industry statistics. Goodwill relates to the excess of cash over the fair value of net assets of the businesses acquired.

        The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") 142 as of January 1, 2002. SFAS 142 clarifies the criteria to recognize intangible assets separately from goodwill and promulgates that goodwill and certain indefinite-lived intangible assets not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized in earnings when incurred. The Company completed the transitional impairment test of goodwill during the second quarter of 2002. Based on the results of this test, the Company determined that there was no impairment of goodwill as of January 1, 2002. In addition, the Company completed its annual impairment test and determined there was no impairment of goodwill at December 31, 2002.

        The following unaudited pro forma summary presents the Company's net income and per share information as if it had been accounting for its goodwill under SFAS 142 for all periods presented:

	Year Ended December 31,
	2000	2001	2002
Reported net income	$11,488	$23,352	$44,641
Add back goodwill amortization, net of tax	5,032	6,685	—

Adjusted net income	$16,520	$30,037	$44,641

Reported basic earnings per share	$0.49	$0.90	$1.46
Add back goodwill amortization, net of tax	0.21	0.26	—

Adjusted basic earnings per share	$0.70	$1.16	$1.46

Reported diluted earnings per share	$0.47	$0.86	$1.44
Add back goodwill amortization, net of tax	0.21	0.25	—

Adjusted diluted earnings per share	$0.68	$1.11	$1.44

        The Company has entered into a management service agreement with each of the physician groups of the managed operations for a period up to 40 years. Upon the Company's acquisition of the operation's assets, the physician groups maintain their separate corporate or partnership entities and enter into employment and noncompete agreements with the practicing physicians. Costs of obtaining these management service agreements are amortized using the straight-line method over 25 years.

        Management assesses on an ongoing basis if events or circumstances have occurred which could have a material adverse effect on the fair value of the Company, its goodwill, and certain other intangibles. If such events or changes in circumstances were deemed to have occurred, the Company would perform an impairment test of goodwill and certain other intangibles, consistent with the annual impairment test, and any noted impairment loss would be reflected in operating income or loss in the consolidated statements of operations in the period the impairment is determined. If the undiscounted future cash flows over the remaining amortization period of the respective intangible asset indicates that the value assigned to the intangible asset may not be recoverable, the carrying value of the respective intangible asset will be reduced. The amount of any such impairment would be determined by comparing anticipated discounted future cash flows from acquired businesses with the carrying value of the related assets. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other relevant factors.

        During the third quarter of 2002, the Company identified certain triggering events that indicated a potential impairment of certain lab contracts and their corresponding intangible asset values. The Company recorded a pre-tax impairment charge of approximately $2.1 million in the third quarter of 2002, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144").

  Deferred Debt Issuance Costs

        Prior to 2002, the Company incurred costs in connection with certain bank financing arrangements. These costs have been capitalized and are being amortized on a straight-line basis, which approximates the interest method, over the five-year term of the financing. Deferred debt issuance costs were $1.0 million and $1.0 million, net of accumulated amortization of $0.0 and $0.3 million as of December 31, 2001 and 2002, respectively, are included in other assets in the consolidated balance sheets.

  Self Insured Claims Liability

        In June 2002, the Company attempted to renew its medical malpractice insurance program for the policy year beginning July 1, 2002. In connection with these renewal attempts, the Company was unable to obtain traditional lines of coverage similar to previous coverage. As a result, the Company formed a captive insurance company to partially self-insure its medical malpractice risks. Under the captive structure, the Company will retain more risk for medical malpractice costs, including settlements and claims expense, than under its previous coverage. The Company has no aggregate excess stop loss protection. As of December 31, 2002, the Company has accrued $2.5 million of estimated loss reserves, based on actuarial estimates and utilizing a discount rate of 5% to cover existing claims filed. In addition, the Company has accrued IBNR costs of $7.9 million as of December 31, 2002 to cover future IBNR claims, which are based on actuarial estimates, utilizing a discount rate of 4%. The determination of such claims and expenses and the appropriateness of the related liability is periodically reviewed and updated. Because the Company retains these risks, a change in experience or actuarial assumptions that does not affect the rate of claims payments could nonetheless materially affect results of operations in a particular period.

  Revenue Recognition

        The Company recognizes net patient service revenue at the time services are performed. Unbilled receivables are recorded for services rendered during, but billed subsequent to, the reporting period. Net patient service revenue is reported at the estimated realizable amounts from patients, third-party payors and others for services rendered. Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. Provision for estimated third-party payor settlements and adjustments are estimated in the period the related services are rendered and adjusted in future periods as final settlements are determined. The provision for doubtful accounts and the related allowance are adjusted periodically, based upon an evaluation of historical collection experience with specific payors for particular services, anticipated collection levels with specific payors for new services, industry reimbursement trends, and other relevant factors. Changes in these factors in future periods could result in increases or decreases in the Company's provision for doubtful accounts and its results of operations and financial position.

        Unbilled receivables for owned operations, net of allowances, as of December 31, 2001 and 2002 amounted to approximately $8.3 million and $10.6 million, respectively, and is included in accounts receivable, net in the consolidated balance sheets.

        Net management service revenue reported by the Company represents net physician group revenue less amounts retained by physician groups. The amounts retained by physician groups represent amounts paid to the physicians pursuant to the management service agreements between the Company and the physician groups. Net physician group revenue is equal to billed charges reduced by provisions for bad debt and contractual adjustments. Contractual adjustments represent the difference between amounts billed and amounts reimbursable by commercial insurers and other third-party payors pursuant to their respective contracts with the physician groups. The provision for bad debts represents management's estimate of potential credit issues associated with amounts due from patients, commercial insurers and other third-party payors.

  Stock Options

        In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), which requires companies to either recognize expense for stock-based awards based on their fair value on the date of grant or provide footnote disclosures regarding the impact of such changes. The Company adopted the disclosure provisions of SFAS 123 but has continued to account for options issued to employees or directors under the Company's stock option plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), as permitted under SFAS 123.

  Income Taxes

        The Company's provision for income taxes includes federal and state income taxes currently payable and changes in deferred tax assets and liabilities, excluding the establishment of deferred tax assets and liabilities related to acquisitions. Deferred income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), and represent the estimated future tax effects resulting from temporary differences between financial statement carrying values and tax reporting bases of assets and liabilities. In addition, future tax benefits, such as from net operating loss ("NOL") carryforwards, are required to be recognized to the extent that realization of such benefits is more likely than not. A valuation allowance is established for those benefits that do not meet the more likely than not criteria. A valuation allowance has been established for $5.9 million of net deferred tax assets at December 31, 2002 due to the uncertainty regarding the Company's ability to utilize the acquired carryforwards of Inform DX due to Internal Revenue Code limitations.

  Comprehensive Income

        In 2001, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which requires the Company to report and display certain information related to comprehensive income. For the years ended December 31, 2000, 2001 and 2002, net income equaled comprehensive income.

  Recent Accounting Pronouncements

        In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), and in June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"), which delayed the effective date the Company is required to adopt SFAS 133 until its fiscal year 2001. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment to FASB Statement

No. 133" ("SFAS 138"). This statement amended certain provisions of SFAS 133. The Company adopted SFAS 133 effective January 1, 2001. SFAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The Company does not enter into derivative financial instruments for trading purposes.

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company adopted the provisions of SFAS 141 on January 1, 2002 with no significant impact on its financial statements.

        In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which became effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also required the Company to complete a transitional goodwill impairment test six months from the date of adoption. For the year ending December 31, 2001, goodwill amortization was approximately $7.4 million. The Company stopped amortizing goodwill effective January 1, 2002. In addition, a portion of this goodwill was not tax deductible. Consequently, the effective tax rate was greater than the statutory tax rate in 2001.

        In August 2001, the FASB issued SFAS 144, which further refines SFAS 121's requirement that companies recognize an impairment loss if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and measures the impairment loss as the difference between the carrying amount and the fair value of the asset. In addition, SFAS 144 provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. SFAS 144 also contains less stringent guidelines for qualifying transactions as discounted operations. SFAS 144 is effective for all fiscal years beginning after December 15, 2001. See Note 9 for additional information.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, 64, Amendment of FASB Statement No. 13, and Technical Corrections," which, among other things, rescinded SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." Previously under SFAS No. 4, all gains and losses from extinguishments of debt were required to be aggregated and, if material, classified as an extraordinary item in the statements of operations. SFAS No. 145 requires that gains and losses from extinguishments of debt be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("Opinion No. 30"). Any gain or loss on extinguishment of debt that were presented as extraordinary items in prior periods but which do not qualify for classification as an extraordinary item under Opinion No. 30, are to be reclassified. Companies are required to adopt SFAS No. 145 in fiscal years beginning after May 15, 2002.

        In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses the recognition, measurement and reporting of costs associated with exit or disposal activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity, including those related to employee termination benefits and obligations under operating leases or other contracts, be recognized when the liability is incurred, and not necessarily the date of an entity's commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption encouraged. The Company does not believe that the adoption of SFAS 146 will have a significant impact on its financial position or results of operations.

        On December 31, 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS 148 does not amend SFAS 123, which requires companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS 123 or the intrinsic value method described in APB Opinion No. 25, "Accounting for Stock Issued to Employees."

        SFAS 148's amendment of the transition and annual disclosure provisions of SFAS 123 are effective for fiscal years ending after December 15, 2002, with earlier application permitted for entities with fiscal years ending prior to December 15, 2002, provided that financial statements for the 2002 fiscal year were not issued prior to the issuance of Statement 148. The disclosure requirements for interim financial statements containing condensed consolidated financial statements are effective for interim periods beginning after December 15, 2002.

  Reclassifications

        Certain prior year amounts have been reclassified to conform to the 2002 presentation.

3. The Transactions

        On December 8, 2002, the Company entered into an agreement and plan of merger with Amy Holding Company and its wholly owned subsidiary, Amy Acquisition Corporation, whereby Amy Acquisition Corp. will merge with and into AmeriPath, with AmeriPath continuing as the surviving corporation (the Transactions). After the merger, AmeriPath will be a wholly owned subsidiary of Amy Holding Company, its parent, which plans to change its name to AmeriPath Holdings, Inc. immediately prior to the merger. Amy Holding Company is wholly owned by Welsh, Carson, Anderson & Stowe IX, L.P. and its related investors. As part of the merger, each issued and outstanding share of AmeriPath common stock will be converted into the right to receive $21.25 in cash. Each outstanding option and warrant for the Company's stock will be canceled in exchange for (1) the excess, if any, of $21.25 over the per share exercise price of the option or warrant, multiplied by (2) the number of shares of common stock subject to the option or warrant, net of any applicable taxes.

        Upon consummation of the transactions, Welsh, Carson, Andersen & Stowe IX, L.P. and its related investors, through their holdings of the common stock of Amy Holding Company will own 100% of the outstanding capital stock of AmeriPath and 88% of the common stock on a fully-diluted basis assuming the issuance and exercise of all options reserved for issuance under Amy Holding Company's new 12% stock option plan. The Company's executive officers will hold options to acquire 7.5% of our parent's common stock with another 4.5% of our parent's common stock being allocated to our non-executive employees or reserved for future issuance under the new stock option plan.

        The funds necessary to consummate the Transactions will be approximately $798.3 million, including approximately $629.3 million to pay the stockholders and option holders of AmeriPath (other than Welsh, Carson, Anderson & Stowe IX, L.P. and its affiliates), all amounts due under the merger agreement, approximately $127.5 million to refinance existing indebtedness and approximately $41.5 million to pay related fees and expenses. Prior to the merger, the 1,534,480 shares of AmeriPath common stock currently owned by Welsh, Carson, Anderson & Stowe IX, L.P. and its affiliates will be contributed to the parent in exchange for shares of the parent's common stock. Upon consummation of the merger, these shares will be cancelled without payment of any merger consideration.

        The Transactions will be principally financed through the following:

  •
  a cash common equity investment by Welsh, Carson, Anderson & Stowe IX, L.P. and its related equity investors of $296.2 million in our parent, which funds will be contributed by our parent to Amy Acquisition Corp. in exchange for shares of its common stock, or used to pay transaction expenses payable by our parent,

  •
  the borrowing by AmeriPath of $225.0 million in loans under the term loan facility that is part of our new credit facility

  •
  the issuance of approximately $275.0 million of senior subordinated notes due 2013 and

  •
  existing AmeriPath cash.

        The above transactions were completed on March 27, 2003.

4. Merger and Acquisitions

  Acquired Practices: Pooling method

        On November 30, 2000, the Company completed a merger transaction with Inform DX that was accounted for as a pooling-of-interests transaction. The Company issued 2.6 million common shares to Inform DX stockholders, and Inform DX's outstanding stock options were converted into options to purchase approximately 170,000 AmeriPath common shares. The historical consolidated financial statements for periods prior to the consummation of the combination have been restated as though the companies had been combined for all periods presented.

        The table below presents a reconciliation of total revenue and net income available to common stockholders as reported in the accompanying consolidated financial statements with those previously reported by the Company.

	AmeriPath	Inform DX	Combined
Eleven months ended November 30, 2000
Total revenue	$269,865	$34,329	$304,194

Net income (loss) available to stockholders	$20,514	$(6,250)	$14,264

  Acquired Practices: Purchase method

        During 2002, the Company acquired seven anatomic pathology operations. The total consideration paid by the Company in connection with these acquisitions included cash of $43.4 million and 108,265 shares of common stock with an aggregate value of $1.7 million. The Company also issued additional purchase price consideration in the form of contingent notes. During 2001, the Company acquired one anatomic pathology operation. The total consideration paid by the Company in connection with this acquisition, which is deemed immaterial, included cash and issuance of common stock and subordinated debt. In addition, the Company issued additional purchase price consideration in the form of contingent notes.

        The Company recorded all of these acquisitions using the purchase method of accounting. The final allocation of the purchase price was determined based on the fair value of assets acquired and the fair value of liabilities assumed as of the date that the acquisition was consummated. Intangible assets have been identified, which are valued apart from goodwill, in the amount of approximately $37.0 million for 2002 acquisitions. These intangible assets will be amortized over a 10 - 40 year period. Under SFAS 142, goodwill associated with these acquisitions is no longer being amortized but will be reviewed annually for impairment. Goodwill recorded as a result of the acquisitions totaled $20.2 million for 2002. All of the goodwill acquired is included in our owned operations segment. The operating results of the companies acquired are included in the accompanying consolidated condensed financial statements from their respective dates of purchase.

        During the year ended December 31, 2002, the Company made contingent note payments of $39.9 million, issued $0.8 million of contingent stock and made other purchase price adjustments of $0.1 million in connection with certain post-closing adjustments and acquisition costs. During the year ended December 31, 2001, the Company made contingent note payments of $36.1 million, issued $0.8 million of contingent stock and other purchase price adjustments of approximately $0.6 million in connection with certain post-closing adjustments and acquisition costs.

        All the Company's acquisitions have been accounted for using the purchase method of accounting, except for the Inform DX acquisition. The aggregate consideration paid, and to be paid, is based on a number of factors, including each operation's demographics, size, local prominence, position in the marketplace and historical cash flows from operations. Assessment of these and other factors, including uncertainties regarding the health care environment, resulted in the sellers of each of the operations and the Company being unable to reach agreement on the final purchase price. The Company agreed to pay a minimum purchase price and to pay additional purchase price consideration to the sellers of the operations in proportion to their respective ownership interest in each practice. The additional payments are contingent upon the achievement of stipulated levels of operating earnings (as defined) by each of the operations over five years from the date of the acquisition as set forth in the respective agreements, and are not contingent on the continued employment of the sellers of the operations. In certain cases, the payments are contingent upon other factors such as the retention of certain hospital contracts for periods ranging from three to five years. The amount of the payments cannot be determined until the achievement of the operating earnings levels or other factors during the terms of the respective agreements. If the maximum specified levels of operating earnings for each operation are achieved, the Company would make aggregate maximum principal payments of approximately $148.6 million over the next five years. A lesser amount or no payments at all would be made if the mid-point levels of operating earnings specified in each agreement were not met. Through December 31, 2002, the Company has made contingent note payments aggregating $129.0 million. Additional payments are accounted for as additional purchase price, which increases goodwill.

        The accompanying consolidated financial statements include the results of operations of acquisitions accounted for under the purchase method from the date acquired through December 31, 2002. The following unaudited pro forma information presents the consolidated results of the Company's operations for the year ended December 31, 2002 as if the acquisitions had been consummated on January 1, 2002. Such unaudited pro forma information is based on historical financial information and does not include operational or other changes which might have been effected by the Company.

        The unaudited pro forma information presented below is for illustrative information purposes only and is not necessarily indicative of results which would have been achieved or results which may be achieved in the future. Results for the year ended December 31, 2001 have been excluded due to the immateriality of the one acquisition completed during 2001.

Results for the year ended December 31, 2002
Net revenues	$497,412

Net income available to common stockholders	$49,050

Net income per share available to common stockholders (diluted)	$1.58

5. Accounts Receivable

        Accounts receivable are recorded at net realizable value. The allowance for contractual and other adjustments and uncollectible accounts is based on historical experience and judgments about future events. Accordingly, the actual amounts experienced could vary significantly from the recorded allowances. For the Company's managed operations, terms of the service agreements require the Company to purchase receivables generated by the physician groups on a monthly basis. Such amounts are recorded net of contractual allowances and estimated bad debts. For the Company's managed operations, accounts receivable are a function of the net physician group revenue rather than the net revenue of the Company.

        Accounts receivable consisted of the following:

	December 31,
	2001	2002
Gross accounts receivable	$185,618	$187,094
Less: Allowance for contractual and other adjustments	(58,712)	(58,101)
Allowance for uncollectible accounts	(45,311)	(38,107)

Accounts receivable, net	$81,595	$90,886

        The following table represents the roll-forward of the allowances for contractual adjustments and uncollectible accounts:

	Years Ended December 31,
	2000	2001	2002
Beginning allowances for contractual adjustments and uncollectible accounts	$73,003	$95,934	$104,023
Provision for contractual adjustments	173,873	236,821	307,756
Provision for doubtful accounts	34,040	48,287	58,170
Managed operation contractual adjustments and bad debt expense	44,849	46,428	33,913
Write-offs and other adjustments	(229,831)	(323,447)	(407,654)

Ending allowance for contractual adjustments and uncollectible accounts	$95,934	$104,023	$96,208

        The Company grants credit without collateral to individual patients, most of whom are insured under third-party payor agreements. The estimated mix of receivables from patients and third-party payors are as follows:

	December 31,
	2001	2002
Government programs	12.9%	13.7%
Third-party payors	51.4	55.3
Private pay patients	26.2	26.4
Other	9.5	4.6

	100.0%	100.0%

6. Net Revenue

        Net patient service revenue consisted of the following:

	Years Ended December 31,
	2000	2001	2002
Gross revenue	$482,238	$624,205	$761,406
Less contractual and other adjustments	(173,873)	(236,821)	(307,756)

Net patient service revenue	$308,365	$387,384	$453,650

        Net management service revenue consisted of the following:

	Years Ended December 31,
	2000	2001	2002
Gross physician group revenue	$86,203	$99,338	$73,470
Contractual adjustments and bad debt expense	(44,849)	(46,428)	(33,913)

Net physician group revenue	41,354	52,910	39,557
Less amounts retained by physician groups	(19,625)	(21,562)	(14,389)

Net management service revenue	$21,729	$31,348	$25,168

        A significant portion of the Company's net revenue is generated by the hospital-based practices through contracts with various hospitals. HCA, Inc. ("HCA") owned approximately 10% to 15% of these hospitals. For the years ended December 31, 2000, 2001 and 2002, approximately 13%, 12%, and 10%, respectively, of net patient service revenue was generated directly from contracts with hospitals owned by HCA. Generally, these contracts and other hospital contracts have remaining terms of less than five years and contain renewal provisions. Some of the contracts also contain clauses that allow for termination by either party with relatively short notice. Although the Company, through its acquisitions, has had relationships with these hospitals and national labs for extended periods of time, the termination of one or more of these contracts could have a material adverse effect on the Company's financial position and results of operations. The Company from time to time evaluates the carrying values of identified intangibles and goodwill and the related useful lives assigned to such assets. See Note 9 for additional information related to the impairment of certain hospital contracts.

7. Property and Equipment

        Property and equipment consisted of the following:

		December 31,
	Estimated Useful Life
		2001	2002
	(Years)
Laboratory, office and data processing equipment	3-7	$33,616	$39,867
Leasehold improvements	5-10	8,573	9,342
Furniture and fixtures	3-7	3,114	3,372
Mobile laboratory units	3	200	200
Automotive vehicles	3-5	1,499	1,904

		47,002	54,685
Less accumulated depreciation		(23,930)	(32,130)
Construction in progress		1,046	3,571

Property and equipment, net		$24,118	$26,126

        Depreciation expense was $4.7 million, $6.6 million and $7.6 million for the years ended December 31, 2000, 2001 and 2002, respectively.

8. Intangible assets

        Intangible assets and the related accumulated amortization and amortization periods are set forth below:

			Amortization Periods (Years)
	December 31,
				Weighted Average
	2001	2002	Range
Hospital contracts	$211,638	$225,058	25-40	31.0
Accumulated amortization	(23,059)	(29,975)
Physician client lists	66,646	89,798	10-30	19.5
Accumulated amortization	(14,328)	(17,987)
Laboratory contracts	4,543	1,800	10	10.0
Accumulated amortization	(1,639)	(2,012)
Management service agreements	11,379	8,972	25	25.0
Accumulated amortization	(1,618)	(435)

Identifiable intangibles, net	$253,562	$275,219

Goodwill	$239,361	$300,536
Accumulated amortization	(23,139)	(23,199)

Goodwill, net	$216,222	$277,337

        Estimated amortization expense for each of the five succeeding fiscal years, utilizing the straight line method, is as follows:

2003	$12,450
2004	12,448
2005	12,448
2006	12,395
2007	12,268

        In determining the useful lives of the identifiable intangible assets, the Company considered each operation's operating history, contract renewals, stability of physician referral lists and industry statistics.

        The weighted average amortization period for identifiable intangible assets is approximately 26 years. As discussed in Note 1, the Company ceased amortizing goodwill during 2002 upon adoption of SFAS 142.

9. Asset Impairments and Related Charges

        During the second quarter of 2000, the Company recorded a pre-tax non-cash charge of approximately $4.7 million and related charges of approximately $0.5 million in connection with the impairment of intangible assets at an acquired practice in Cleveland, Ohio. The Company had provided services at four hospitals and an ambulatory care facility owned by Primary Health Systems ("PHS"), a regional hospital network in Cleveland, Ohio. During the first quarter of 2000, PHS began implementing a plan of reorganization filed under Chapter 11 with the U.S. Bankruptcy Court for the District of Delaware and closed one hospital. During the second quarter, the bankruptcy court approved the sale of two hospitals and the ambulatory care facility to local purchasers in the Cleveland area. The Company's contracts with these two hospitals and the ambulatory care facility were not accepted by the purchasers, who have elected to employ their own pathologists. One hospital has not been sold and continues to do business with the Company. As a result, the Company determined, using the discounted cash flow method, that the intangible assets, including goodwill, had no remaining fair value. Therefore, the Company wrote off the unamortized intangible asset balance. In addition, the Company recorded approximately $0.5 million of related charges for potentially uncollectible accounts receivable, employee termination costs and legal fees.

        During the fourth quarter of 2000, the Company recorded a pre-tax, non-cash charge of approximately $4.3 million related to the impairment of certain intangible assets. Of this charge, $3.3 million related to Quest Diagnostics' ("Quest") termination of its contract with the Company in South Florida, effective December 31, 2000. In addition, during the fourth quarter of 2000, a hospital in South Florida where the Company had the pathology contract, requested proposals for its pathology services, and the Company was unsuccessful in retaining this contract. Based upon the remaining projected cash flow from this hospital network, the Company determined that the intangible assets were impaired and recorded a pre-tax non-cash charge of approximately $1.0 million.

        During the third quarter of 2001, two pathologists in the Birmingham, Alabama practice terminated their employment with the Company and opened their own pathology laboratory. During the fourth quarter of 2001, the Company was unable to retain most of these customers. Consequently, the Company recorded a non-cash asset impairment charge of $3.8 million in the aggregate.

        During the third quarter of 2002, the Company recorded a pre-tax, non-cash charge of approximately $2.1 million related to the owned operation's lab contracts which were terminated by Quest. In addition, during the third quarter of 2002, the Company terminated its management service agreement with a managed lab operation in Georgia. As a result of the termination, the Company recorded a non-cash charge of approximately $0.7 million, which included approximately $0.3 million of intangible assets related to management service agreements.

10. Write-down of Investment

        In September 2000, the Company made a $1.0 million investment in Genomics Collaborative, Inc. ("GCI") for which it received 333,333 shares of GCI Series D Preferred Stock. GCI is a privately held, start-up, company which has a history of operating losses. In September 2002, the Company determined there was an other than temporary decline in the fair value of this investment as a result of Genomics continuing operating and cash flow losses. As a result, the Company recorded a non-cash, pre-tax write down of $1.0 million to reduce its investment in GCI to net realizable value.

11. Accounts Payable and Accrued Expenses

        Accounts payable and accrued expenses consisted of the following:

	December 31,
	2001	2002
Accounts payable	$16,036	$18,180
Accrued compensation	16,564	19,477
Accrued medical malpractice and IBNR	5,213	13,846
Accrued acquisition costs	1,617	2,187
Accrued interest	338	181
Income taxes payable	731	—
Other accrued expenses	2,355	528

	$42,854	$54,399

12. Merger-Related Charges

        In connection with its numerous mergers and acquisitions, the Company has recorded reserves for transaction costs, employee-related costs (including severance agreement payouts) and various exit costs associated with the consolidation of certain operations, including the elimination of duplicate facilities and certain exit and restructuring costs. During 2002, the Company recorded acquisition-related costs totaling $2.8 million related to the Transactions. During the first quarter of 2001, the Company recorded merger-related costs totaling $7.1 million ($4.3 million, net of tax) related to the Inform DX merger. During the fourth quarter of 2000, the Company recorded merger-related charges totaling $6.2 million ($5.1 million, net of tax) related to the Inform DX merger.

        A reconciliation of the activity for the years ended December 31, 2001 and 2002 with respect to the merger-related reserves is as follows:

	Balance December 31, 2001	Balance Sheet Charges	Statement of Operations Charges	Payments	Balance December 31, 2002
Transaction costs	$116	$—	$2,836	$(260)	$2,692
Employee termination costs.	3,432	—	—	(1,952)	1,480
Lease commitments	2,165	—	—	(417)	1,748
Other exit costs	160	—	—	(30)	130

Total	5,873	$—	$2,836	$(2,659)	6,050

Less: portion included in current liabilities	(3,183)				(4,503)

Total included in other liabilities	$2,690				$1,547

	Balance December 31, 2000	Balance Sheet Charges	Statement of Operations Charges	Payments	Balance December 31, 2001
Transaction costs	$1,726	$—	$1,109	$(2,719)	$116
Employee termination costs.	1,417	—	5,150	(3,135)	3,432
Lease commitments	2,128	—	844	(807)	2,165
Other exit costs	263	—	—	(103)	160

Total	5,534	$—	$7,103	$(6,764)	5,873

Less: portion included in current liabilities.	(3,165)				(3,183)

Total included in other liabilities	$2,369				$2,690

13. Long-term Debt

        Long-term debt consisted of the following:

	December 31,
	2001	2002
Revolving loan	$90,000	$113,190
Note payable	248	95
Capital leases	431	321
Subordinated notes issued and assumed in connection with acquisitions, payable in varying amounts through 2005, with interest at rates of 6.5% to 9.5%	2,643	2,647

	93,322	116,253
Less: current portion	(469)	(433)

Long-term debt, net of current portion	$92,853	$115,820

        At December 31, 2002 maturities of long-term debt were as follows:

2003	$433
2004	144
2005	2,472
2006	113,204

Total	$116,253

        Since 1997, the Company has maintained a revolving line of credit (the "former credit facility") with a syndicate of banks led by Fleet National Bank, formerly BankBoston, N.A. as lender and agent. The former credit facility had been amended at various times to provide for increased borrowings to $287.5 million.

        In November 2001, the Company entered into its current credit facility with a syndicate of financial institutions led by Bank of America, N.A., First Union National Bank and Citibank and extinguished the debt outstanding under the former credit facility. The write-off of the unamortized debt costs related to the former credit facility resulted in an extraordinary charge, net of tax, of approximately $1.0 million.

        The Company's existing credit facility provides for borrowings of up to $200.0 million, with a commitment totaling $175.0 million, in the form of a revolving loan that may be used for working capital purposes and to fund acquisitions. The Company's existing credit facility has a five-year term, with a final maturity date of November 30, 2006. As of December 31, 2002, $113.2 million was outstanding under the revolving loan. Interest is payable monthly at variable rates which are based, at the Company's option, on the agent's base rate (4.75% at December 31, 2002) or LIBOR plus a premium that is based on the Company's ratio of total funded debt to proforma consolidated earning before interest, taxes, depreciation and amortization. The facility also requires a commitment fee to be paid quarterly equal to 0.375% of the unused portion of the total commitment. In addition, the facility has three basic financial covenants regarding leverage, fixed charge coverage and interest coverage, as well as a number of nonfinancial covenants. Substantially all of the Company's assets are pledged as collateral under the existing credit facility. At December 31, 2002, the Company was in compliance with the covenants of the existing credit facility.

  Note Payable

        In October 1999, the Company assumed a long-term obligation pursuant to a promissory note agreement with a bank in connection with a managed operation acquisition in Tennessee. The obligation is evidenced by an installment note bearing interest at fixed rate of 9.75% and maturing in 2004. The note is secured by certain assets of the acquired practice.

  Letters of Credit

        As of December 31, 2002, the Company had letters of credit outstanding totaling $2.0 million. The letters of credit secure payments under certain operating leases and expire at various dates in 2003 and

2004. Some of the letters of credit automatically decline in value over various lease terms. The letters of credit have annual fees averaging 1.5%.

14. Interest Rate Risk Management

        In May 2000, the Company entered into three interest rate swap transactions with an effective date of October 5, 2000, variable maturity dates and a combined notional amount of $105.0 million. These interest rate swap transactions involved the exchange of floating for fixed rate interest payments over the life of the agreement without the exchange of the underlying principal amounts. The differential to be paid or received is accrued and is recognized as an adjustment to interest expense. These agreements were indexed to 30 day LIBOR.

        Under SFAS 133, the Company accounted for its interest rate swap contracts as cash flow hedges whereby the fair value of the related interest rate swap agreement was reflected in other comprehensive income/loss with the corresponding asset/liability recorded as a component of other assets or other liabilities in the consolidated balance sheet. During 2001, the Company had no ineffectiveness with regard to its interest rate swap contracts as each interest rate swap agreement met the criteria for accounting under the short-cut method as defined in SFAS 133 for cash flow hedges of debt instruments. Such derivative financial instruments were not held or issued for trading purposes.

        During the fourth quarter of 2001, in connection with the termination of the former credit facility, the Company terminated its interest rate swap agreements, which resulted in a charge of approximately $10.4 million being recorded in 2001.

15. Lease Commitments

        The Company leases various office and laboratory space and certain equipment pursuant to operating lease agreements. The following information includes the related party leases discussed in Note 20. Future minimum lease commitments under noncancellable operating leases consisted of the following at December 31, 2002:

2003	$5,238
2004	4,267
2005	4,033
2006	3,714
2007	3,306
Thereafter	10,737

$31,295

        In addition, certain owners of the managed operations are lessees of various equipment, auto and facility operating leases that are used in the operations of the business. Future payments under these leases are $1.6 million, of which the Company is responsible for their corresponding share as defined in the management service agreements. The Company's obligations, based upon their management fee percentage, are $0.3 million. In the event of termination of a management service agreement, any related lease obligations are also terminated or assumed by the managed operation.

        The Company has entered into certain noncancellable subleases that reduce its total commitments under operating leases by $0.2 million.

        The Company's owned operations' rent expense under operating leases for the years ended December 31, 2000, 2001, and 2002 was $4.1 million, $5.2 million, and $4.8 million, respectively.

16. Option Plan

        The Company's 1996 and 2001 Stock Option Plans, or the Option Plans, provide for the grant of options to purchase shares of common stock to key employees and others. Total authorized shares for grant of options under the Options Plans are 4,200,000. The Option Plans provide that the option price shall not be less than the fair market value of the shares on the date of its grant. All options granted under the Option Plans have 10-year terms and vest and generally become exercisable at the rate of 20% a year, following the date of grant. As part of the Inform DX acquisition, the Company assumed two additional option plans ("Additional Plans") with a total of 170,000 authorized shares for grant. The terms of the options under the Additional Plans are similar to the terms of the option under the Option plan.

        The Company's Director Option Plan provides for the grant of options to purchase shares of common stock to Directors who are not employees of the Company. All options granted under the Director Option Plan have 10 year terms and are exercisable during the period specified in the agreement evidencing the grant of such Director Option. Total authorized shares for grant of options under the Director Option Plan are 180,000.

        The Company has elected to follow APB 25, and the related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options is equal to or greater than the fair value of the underlying stock on the date of grant, no compensation expense is recognized.

        Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions for 2000, 2001, and 2002:

	2000	2001	2002
Risk free interest rate	6.5%	3.3%	4.0%
Dividend yield	—	—	—
Volatility factors	137.0%	148.0%	61.5%
Weighted average life (years)	4.2	4.2	8.0

        Using the Black-Scholes Option Pricing Model, the estimated weighted-average fair value per option granted in 2000, 2001, and 2002 were $6.92, $22.51, and $17.11, respectively.

        The pro forma net income available to common stockholders assuming the amortization of the estimated fair values over the option vesting period and diluted earnings per common share, had the fair value method of accounting for stock options been used, would have been as follows:

	2000	2001	2002
Pro forma net income available to common stockholders	$8,018	$15,163	$40,350
Pro forma diluted earnings per common share	$0.33	$0.56	$1.30

        The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different than those of traded options, and because changes in the assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of its employee stock options.

        A summary of the status of the Company's options as of and for the changes during each of the three years in the period ended December 31, 2002 is presented below:

	2000		2001		2002
	Number Of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
Balance at beginning of Year	1,766,519	$7.76	1,960,451	$9.30	2,248,939	$14.27
Granted	496,703	12.93	936,371	25.62	633,000	25.34
Exercised	(260,521)	5.96	(564,449)	6.05	(358,700)	26.18
Terminated/Lapsed	(42,250)	9.64	(83,434)	14.77	(191,699)	23.29
Balance at end of Year	1,960,451	9.30	2,248,939	14.27	2,331,540	20.31
Exercisable at December 31,	902,454	$9.56	688,951	$11.21	682,421	$16.28

        The following table summarizes the information about options outstanding at December 31, 2002:

Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercise	Weighted Average Exercisable Price
		(in years)
$0.00- 4.00	2,901	5.1	$3.73	2,580	$3.73
4.01- 8.00	383,000	7.0	7.63	135,400	7.63
8.01-12.00	236,243	5.0	9.09	193,443	9.21
12.01-16.00	198,043	6.3	14.39	120,371	14.25
16.01-20.00	85,900	7.2	17.16	40,800	16.93
20.01-26.00	666,050	8.3	24.95	101,050	24.95
26.01-28.00	557,800	9.1	26.14	—	—
28.01-32.00	140,818	8.6	30.05	28,488	30.05
32.00-41.58	60,785	6.4	41.47	60,289	41.48

	2,331,540	7.7	20.31	682,421	16.28

        Warrants to purchase 16,226, 6,202 and zero shares of common stock were outstanding at December 31, 2000, 2001 and 2002, respectively, at exercise prices ranging from $0.01 to $0.30 per share. These warrants were issued in conjunction with certain indebtedness incurred by the Company. Holders of warrants do not have voting rights or any other rights as a stockholder of the Company.

        In connection with indebtedness issued by the Company in 1997 (the "Junior Notes"), the Company issued warrants to purchase 16,066 shares of the Company's common stock to the holders of the Junior Notes. For each $10 Junior Note, the holder was issued a warrant to purchase 161 shares of common stock at $0.01 per share (the "Junior Warrants"). The Junior Warrants expired on December 24, 2002. A value of approximately $58 was allocated to these warrants which was included in deferred financing costs and additional paid-in capital in the accompanying consolidated financial statements.

17. Redeemable Preferred Stock

        This footnote describes the transactions regarding Inform DX's Series A Redeemable Preferred Stock (the "Preferred Stock"). All share amounts have been converted using the conversion ratio for the pooling transaction.

        In 1998, Inform DX issued 395,471 shares of Preferred Stock at $40.46 per share. The Preferred Stock was convertible into common stock at the option of the holder.

        On June 30, 2000, Inform DX acquired Pathsource, Inc. in a stock for stock transaction accounted for as a purchase business combination. In connection with this acquisition, Inform DX provided for an induced conversion of the Preferred Stock. The induced conversion resulted in the issuance of 642,640 shares of common stock. Inform DX estimated, based on a third party valuation, the fair market value of its common stock at June 30, 2000 to be $6.22 per share. Based on this valuation, Inform DX recorded a charge for the induced conversion of approximately $1.5 million, or $6.22 per share times the additional common shares issued of 247,169 in 2000.

18. Employee Benefit Plans

        Effective July 1, 1997, the Company consolidated its previous 401(k) plans into a new qualified 401(k) retirement plan (the "401(k) Plan") covering substantially all eligible employees as defined in the 401(k) plan. The new 401(k) Plan requires employer matching contributions equal to 50% (25% prior to July 1, 2000) of the employees' contributions up to a maximum of one thousand dollars per employee. The Company expensed matching contributions aggregating $0.6 million, $0.9 million and $1.0 million to the new plan in 2000, 2001 and 2002, respectively. Also, in connection with acquisitions, the Company assumes the obligations under certain defined contribution plans which cover substantially all eligible employees of the acquired practices. The Company has not made any contributions from the dates of acquisition through December 31, 2002.

        During 1999, the Company introduced a Supplemental Employee Retirement Plan ("SERP") which covers only selected employees. The SERP is a non-qualified deferred compensation plan which was established to aid in the retention of the non-selling physicians and other key employees. In 1999, the eligible participants were allowed to defer up to ten thousand dollars of compensation or eligible bonuses. If the subscription to the plan fell below an established deferral range, the participating individuals were allowed to defer additional funds. The Company may also make discretionary contributions to the SERP. Employee and employer contributions to the SERP, respectively, were $0.5 million and $0.1 million for the year ended December 31, 2000, $0.5 million and $0.3 million for the year ended December 31, 2001, and $0.9 million and $0.3 million for the year ended December 31, 2002.

        The Company also sponsors certain defined contribution plans for substantially all employees of the former Inform DX who are at least 21 years old, have been employed by the Company for at least one year and have completed 1,000 hours of service. These plans include a 401(k)/profit sharing plan and a money purchase pension plan. Under the 401(k)/profit sharing plan, employees may contribute up to 15% of their qualifying salary on a pre-tax basis, subject to federal income tax limitations. The amount expensed under all plans for Company contributions was approximately $0.8 million, $1.6 million and $0.8 million in 2000, 2001 and 2002, respectively.

19. Commitments and Contingencies

        During the fourth quarter of 2002, a lawsuit was filed in Palm Beach County, Florida regarding the pending merger of the Company with companies formed by Welsh, Carson, Anderson & Stowe. The lawsuit alleges a breach of duty to stockholders. The complaint seeks a preliminary injunction although the Company has not been served with any request for immediate injunctive relief. If the merger is consummated, the suit also seeks monetary damages. The Company believes it has meritorious defenses against the lawsuit and intends to defend itself vigorously. Management believes that this lawsuit will not be an impediment to the completion of the merger and that it will not materially affect the Company's financial position or future operating results, although no assurance about the ultimate outcome of this litigation can be provided.

        During the ordinary course of business, the Company has become and may in the future become subject to pending and threatened legal actions and proceedings. The Company may have liability with respect to its employees and its pathologists as well as with respect to hospital employees who are under the supervision of the hospital based pathologists. The majority of the Company's pending legal proceedings involve claims of medical malpractice. Most of these relate to cytology services. Based upon current information, the Company believes the outcome of such pending legal actions and proceedings, individually or in the aggregate, will not have a material adverse effect on the Company's financial condition, results of operations or liquidity. If the Company is ultimately found liable under these medical malpractice claims, there can be no assurance that the Company's medical malpractice insurance coverage will be adequate to cover any such liability. The Company may also, from time to time, be involved with legal actions related to the acquisition of and affiliation with physician operations, the prior conduct of such operations, or the employment (and restriction on competition of) physicians. There can be no assurance any costs or liabilities for which the Company becomes responsible in connection with such claims or actions will not be material or will not exceed the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties.

        Through June 30, 2002, the Company was insured for medical malpractice risks on a claims made basis under traditional indemnity insurance policies. Effective July 1, 2002, the Company formed a captive insurance company to partially self-insure for medical malpractice. The captive, combined with excess coverage, will provide insurance on a per claim basis. The Company does not have any aggregate excess stop loss protection. Accruals for settlement costs, claims expenses and incurred but not reported claims will be made based on actuarial estimates. The Company anticipates significant increased costs and risk retention by the Company in connection with this program. As of December 31, 2002, the Company has accrued $2.5 million of estimated loss reserves, based on actuarial estimates and utilizing a discount rate of 5% to cover existing claims filed. In addition, the Company has accrued incurred but not reported ("IBNR") costs of $7.9 million as of December 31, 2002 to cover future IBNR claims, which are based on actuarial estimates, utilizing a discount rate of 4%. Actual costs in future periods could differ materially from actuarial studies, depending on the frequency and severity of actual claims experienced.

        Self-Insured Health Benefits—Effective August 1, 2002, the Company provided health care benefits to its employees through a self-insured plan. The Company records its estimate of the ultimate cost of, and reserves for, health care benefits based on computations using the company's loss history as well as industry statistics. Furthermore, in determining its reserves, the Company includes reserves for estimated claims incurred but not reported. The maximum liability for claims paid in a year, based upon open enrollment levels at August 1, 2002, is $12.2 million. The ultimate cost of health care benefits will depend on actual costs incurred to settle the claims and may differ from the amounts reserved by the Company for those claims.

        Healthcare Regulatory Environment and Reliance on Government Programs—The healthcare industry in general, and the services that the Company provides, are subject to extensive federal and state laws and regulations. Failure to comply with any of these laws or regulations, the results of increased regulatory audits and adjustments, or changes in the interpretation of the coding of services or the amounts payable for the Company's services under these programs could have a material adverse effect on the Company's financial position and results of operations. The Company's operations are continuously subject to review and inspection by regulatory authorities.

        We have received subpoenas issued by the United States Attorney's office in Tampa, Florida seeking information with respect to an investigation relating to Medicare billing and possible financial inducements in connection with a Florida physician who is not an AmeriPath pathologist but is a client of AmeriPath. We are providing information to the United States Attorney's office and intend to cooperate in the investigation. We also are conducting our own internal investigation of the matter. It is not possible at this point in the investigation to determine whether the government will pursue action against AmeriPath or to assess the merits of possible defenses AmeriPath might have to any such action. Accordingly, no assurances can be given regarding the ultimate outcome of the investigation.

        Internal Revenue Service Examination—The Internal Revenue Service (the "IRS") conducted an examination of the Company's federal income tax returns for the tax years ended December 31, 1996 and 1997 and concluded during 2000 that no changes to the tax reported needed to be made. Although the Company believes it is in compliance with all applicable IRS rules and regulations, if the IRS should determine the Company is not in compliance in any other years, it could have a material adverse effect on the Company's financial position and results of operations.

        Employment Agreements—The Company has entered into employment agreements with certain of its management employees, which include, among other terms, noncompetition provisions and salary continuation benefits.

20. Related Party Transactions

        Operating Leases—The Company leases laboratory and administrative facilities used in the operations of twelve practices from entities beneficially owned by some of the Company's common stockholders. The terms of the leases expire from 2003 to 2017 and some contain options to renew for additional periods. Lease payments made under leases with related parties were $1.1 million, $0.8 million and $0.8 million in 2000, 2001, and 2002, respectively.

21. Income Taxes

        The provision for income taxes for the years ended December 31, 2000, 2001 and 2002 consists of the following:

	Year ended December 31,
	2000	2001	2002
Current:
Federal	$20,958	$21,701	$23,318
State	2,227	2,306	2,479

Total current provision	23,185	24,007	25,797

Deferred:
Federal	(8,242)	(5,423)	4,812
State	(875)	(576)	511

Total deferred (benefit) provision	(9,117)	(5,999)	5,323

Total provision for income taxes	$14,068	$18,008	$31,120

        The effective tax rate on income before income taxes is reconciled to the statutory federal income tax rate as follows:

	Year ended December 31,
	2000	2001	2002
Statutory federal rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	3.7	3.7	3.7
Non-deductible items, primarily amortization of goodwill	8.6	5.0	—
Non-deductible items, merger-related charges	4.8	0.0	1.3
Other	(0.3)	(1.2)	0.6
Change in valuation allowance	—	—	0.5

	51.8%	42.5%	41.1%

        The following is a summary of the Company's deferred income tax assets, classified in other current assets on the balance sheet, and deferred tax liabilities as of December 31, 2001 and 2002:

	December 31,
	2001	2002
Deferred tax assets (short term):
Allowance for doubtful accounts	$12,946	$9,649
Accrued liabilities	887	119

Deferred tax assets (short term)	13,833	9,768

Deferred tax liabilities (short term):
481 (a) adjustment	(813)	(619)
Other	—	—

Deferred tax liabilities (short term)	(813)	(619)

Net short term deferred tax assets	13,020	9,149

Deferred tax assets (long-term):
Net operating loss	8,165	6,816
Self insurance	—	4,921
Other	2,250	1,355

Deferred tax assets (long-term)	10,415	13,092
Less: valuation allowance	(5,535)	(5,923)

Net deferred tax assets (long-term)	4,880	7,169

Deferred tax liabilities (long-term):
Change from cash to accrual basis of accounting by the acquisitions	(289)	(742)
Intangible assets acquired	(66,586)	(85,050)
Property and equipment	(479)	(821)

Deferred tax liabilities (long-term)	(67,354)	(86,613)

Net long-term deferred tax liability	(62,474)	(79,444)

Net deferred tax liabilities:	$(49,454)	$(70,295)

        The net increase in the valuation allowance of approximately $0.4 million represents the tax effect of our $1.0 million write-off of the investment in Genomics, Inc.

22. Earnings Per Share

        Earnings per share is computed and presented in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share, which excludes the effects of any dilutive common equivalent shares that may be outstanding, such as shares issuable upon the exercise of stock options and warrants, is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the respective periods. Diluted earnings per share gives effect to the potential dilution that could occur upon the exercise of certain stock options and warrants that were outstanding at various times during the respective periods presented. The dilutive effects of stock options and warrants are calculated using the treasury stock method.

        Basic and diluted earnings per share for the respective periods are set forth in the table below:

	Years ended December 31,
	2000	2001	2002
Earnings Per Common Share:
Net income available to common stockholders	$11,488	$23,352	$44,641

Basic earnings per common share	$0.49	$0.90	$1.46

Diluted earnings per common share	$0.47	$0.86	$1.44

Basic weighted average common shares outstanding	23,473	25,974	30,540
Effect of dilutive stock options and warrants	764	1,075	541

Diluted weighted average common shares outstanding	24,237	27,049	31,081

        Options to purchase 453,818 shares, 223,859 shares, and 1,425,453 shares of common stock which were outstanding at December 31, 2000, 2001 and 2002, respectively, have been excluded from the calculation of diluted earnings per share for the respective years because their effect would be anti-dilutive.

23. Supplemental Cash Flow Information

        The following supplemental information presents the non-cash impact on the balance sheet of assets acquired and liabilities assumed in connection with acquisitions consummated during the years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000	2001	2002
Assets acquired	$64,633	$8,050	$62,152
Liabilities assumed	(19,996)	(665)	(17,111)
Common stock issued	(12,180)	(2,153)	(1,658)

Cash paid for acquisitions	32,457	5,232	43,383
Less cash acquired	(6,955)	(752)	(388)

Net cash paid for acquisitions	25,502	4,480	42,995
Costs related to completed and pending acquisitions	(573)	565	975

Cash paid for acquisitions and acquisition costs, net of cash acquired	$24,929	$5,045	$43,970

24. Preferred Share Purchase Rights Plan

        On April 8, 1999, the Board of Directors of the Company adopted a Preferred Share Purchase Rights Plan (the "Rights Plan") and, in connection therewith, declared a dividend distribution of one preferred share purchase right ("Right") on each outstanding share of the Company's common stock to stockholders of record at the close of business on April 19, 1999. The Rights will expire on April 8, 2009. The adoption of the Rights Plan and the distribution of the Rights is not dilutive, does not affect reported earnings per share and is not taxable to stockholders.

        Subject to the terms of the Rights Plan, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock (the "Preferred Shares"). Each Right has an initial exercise price of $45.00 for one one-thousandth of a Preferred Share (subject to adjustment). The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender or exchange offer the consummation of which would result in ownership by a person or group of 15% or more of the common stock. Upon any such occurrence, each Right will entitle its holder (other than such person or group of affiliated or associated persons) to purchase, at the Right's then current exercise price, a number of the Company's common shares having a market value of twice such price.

25. Segment Reporting

        The Company has two reportable segments, owned operations and managed operations. The segments were determined based on the type of service and customer. Owned operations provide anatomic pathology services to hospitals and referring physicians, while under the management relationships the Company provides management services to the affiliated physician groups. The accounting policies of the segments are the same as those described in the summary of accounting policies. The Company evaluates performance based on revenue and income before amortization of intangibles, merger-related charges, asset impairment related charges, interest expense, other income and expense and income taxes ("Segment Operating Income"). In addition to the business segments above, the Company evaluates certain corporate expenses which are not allocated to the business segments.

        The following is a summary of the financial information for the business segments and corporate.

	2000	2001	2002
Owned
Net patient service revenue	$308,365	$387,384	$453,650
Operating income	94,346	118,580	124,354
Segment assets	250,814	380,238	457,422
Managed
Net management service revenue	$21,729	$31,348	$25,168
Operating (loss) income	(304)	4,454	2,932
Segment assets	18,723	25,494	20,466
Corporate
Operating loss	$(19,789)	$(24,547)	$(41,468)
Segment assets	330,143	228,816	260,001
Elimination of intercompany accounts	(37,514)	(30,086)	(29,429)

26. Subsequent Events

        Subsequent to December 31, 2002, the Company paid approximately $20.1 million on contingent notes issued in connection with previous acquisitions as additional purchase price.

27. Quarterly Results of Operations (unaudited)

        The following table presents certain unaudited quarterly financial data for each of the quarters in the years ended December 31, 2001 and 2002. This information has been prepared on the same basis as the Consolidated Financial Statements and includes, in the opinion of the Company, all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the quarterly results when read in conjunction with the Consolidated Financial Statements and related Notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period or for the full year.

Unaudited Consolidated Statements Of Operations

	2001 Calendar Quarters				2002 Calendar Quarters
	First	Second	Third	Fourth	First	Second	Third	Fourth
Revenues:
Net patient service revenue	$91,724	$97,335	$97,555	$100,770	$105,802	$114,131	$117,049	$116,668
Management service revenue	7,021	7,717	8,503	8,107	7,090	6,608	6,692	4,778

Net revenue	98,745	105,052	106,058	108,877	112,892	120,739	123,741	121,446

Operating Costs and Expenses:
Cost of services	48,432	49,390	50,921	51,359	54,340	58,885	61,250	64,098
Selling, general and administrative expense	17,218	18,168	18,089	18,381	20,049	20,641	21,852	22,326
Provision for doubtful accounts	10,658	12,548	12,617	12,464	13,674	14,440	14,759	15,297
Amortization expense	4,526	4,654	4,677	4,802	2,782	2,803	2,892	2,912
Merger-related charges(1)	7,103	—	—	—	—	—	—	2,836
Asset impairment and related charges(2)	—	—	—	3,809	—	—	2,753	—

Total	87,937	84,760	86,304	90,815	90,845	96,769	103,506	107,469

Income from operations	10,808	20,292	19,754	18,062	22,047	23,970	20,235	13,977
Interest expense	(4,742)	(4,695)	(4,443)	(2,470)	(1,053)	(1,078)	(1,129)	(756)
Other income (expense), net	24	120	(74)	75	85	46	403	14
Write-down of investment(3)	—	—	—	—	—	—	(1,000)	—
Termination of interest swap(4)	—	—	—	(10,386)	—	—	—	—

Income before income taxes and extraordinary loss	6,090	15,717	15,237	5,281	21,079	22,938	18,509	13,235
Provision for income taxes	2,849	6,570	6,369	2,220	8,431	9,175	7,343	6,171

Income before extraordinary loss	3,241	9,147	8,868	3,061	12,648	13,763	11,166	7,064

Extraordinary loss, net(5)	—	—	—	(965)	—	—	—	—

Net income	$3,241	$9,147	$8,868	$2,096	$12,648	$13,763	$11,166	$7,064

Per Share Data:
Basic earnings per common share	$.13	$.36	$.35	$.07	$.42	$.45	$.36	$.23

Diluted earnings per common share	$.12	$.35	$.34	$.07	$.41	$.44	$.36	$.23

(1)
In connection with the Inform DX merger, the Company recorded $7.1 million in the first quarter of 2001 related to transaction fees, change in control payments and various exit costs associated with the consolidation of certain operations. In connection with the pending acquisition by Welsh, Carson, Anderson & Stowe IX, L.P. and its related investors, the Company recorded $2.8 million in the fourth quarter of 2002 related to acquisition expenses.

(2)
In the fourth quarter of 2001, two pathologists in the Birmingham, AL practice terminated their employment agreement with the Company and opened their own pathology laboratory. As a result, the Company was unable to retain most of these customers and therefore recorded an impairment charge of $3.8 million. The impairment charges were based upon the remaining projected cash flows from these contracts and customers in which the Company determined that the intangible assets that were recorded from acquisitions in these areas had been impaired. During the third quarter of 2002, the Company recorded a charge of approximately $2.1 million related to lab contracts which were terminated by Quest. In addition, the Company terminated its management service agreement with a managed lab operation in Georgia and recorded a charge of approximately $0.7 million.

(3)
In September 2002, the Company determined there was an other than temporary decline in the fair value of its investment in Genomics as a result of its continuing operating and cash flow losses. As a result, the Company recorded a non-cash, pre-tax write-down of $1.0 million to reduce its investment in GCI to net realizable value.

(4)
In connection with the extinguishment of the Company's former credit facility, the Company made a one-time pre-tax payment of $10.4 million to terminate the Company's interest rate swap agreements.

(5)
The Company terminated its former credit facility and recorded an extraordinary loss, net of tax, of $1.0 million, in connection with the write-off of previously deferred financing costs.

Certain reclassifications have been made to the quarterly consolidated statements of operations to conform to the annual presentations.

Note 28. Guarantor Subsidiaries

        The following information is presented as required by regulations of the Securities and Exchange Commission in connection with the registered exchange offer relating to the Company's 10.5% Senior Subordinated Notes due 2013. This information is not routinely prepared for use by management. The operating and investing activities of the separate legal entities included in the Company's consolidated financial statements are fully interdependent and integrated. Accordingly, consolidating the operating results of those separate legal entities are not representative of what the actual operating results of those entities would be on a stand-alone basis. Operating expenses of those separate legal entities include intercompany charges for management fees and other services. Certain expense items and asset and liability balances that are applicable to the Company's subsidiaries are typically recorded in the books and records of AmeriPath, Inc. For purposes of this footnote disclosure, such balances and amounts have been "pushed down" to the respective subsidiaries either on a specific identification basis, or when such items cannot be specifically attributed to an individual subsidiary, have been allocated on an incremental or proportional cost basis to AmeriPath, Inc. and the Company's subsidiaries.

        The following tables present condensed consolidating financial information at December 31, 2002 and December 31, 2001 and for the years ended December 31, 2002, December 31, 2001 and December 31, 2000 for: (i) AmeriPath, Inc., (ii) on a combined basis, the subsidiaries of AmeriPath, Inc. that are guarantors of the Company's 10.5% Senior Subordinated Notes due 2013 (the "Subsidiary Guarantors") and (iii) on a combined basis, the subsidiaries of AmeriPath, Inc. that are not guarantors of the Company's 10.5% Senior Subordinated Notes due 2013 (the "Non-Guarantor Subsidiaries").

Condensed Consolidating Balance Sheets:

As of December 31, 2002	AmeriPath, Inc.	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
Assets
Current assets:
Cash and cash equivalents	$—	$(25)	$989		$964
Restricted cash	—	8,453	—		8,453
Accounts receivable, net	92	72,913	17,881		90,886
Inventories	312	1,511	—		1,823
Other current assets	1,852	18,203	1,927		21,982

Total current assets	2,256	101,055	20,797		124,108
Property & equipment, net	1,540	24,360	226		26,126
Goodwill, net	—	250,834	26,503		277,337
Other identifiable intangible assets, net	—	244,827	30,392		275,219
Investment in subsidiaries	443,797	(6,630)	—	$(437,167)	—
Other assets	1,130	4,046	494		5,670

Total assets	$448,723	$618,492	$78,412	$(437,167)	$708,460

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$4,683	$41,645	$9,058	$(987)	$54,399
Current portion of long-term debt	15	418	—	—	433
Other current liabilities	2,692	1,812	—	987	5,491

Total current liabilities	7,390	43,875	9,058	—	60,323
Revolving loan	113,190	—	—		113,190
Other long term debt, less current portion	—	2,630	—		2,630
Other liabilities	—	1,547	—		1,547
Deferred income tax liability	80	72,277	7,087		79,444

Total long-term liabilities	113,270	76,454	7,087		196,811
Intercompany (receivable) payable	242,823	(239,216)	(3,607)		—
Stockholders' equity:
Common stock	620	1,616	27	(1,956)	307
Additional paid-in capital	306,870	14,954	1	(167)	321,658
Retained earnings	(222,250)	720,809	65,846	(435,044)	129,361

Total stockholders' equity	85,240	737,379	65,874	(437,167)	451,326

Total liabilities and stockholders' equity	$448,723	$618,492	$78,412	$(437,167)	$708,460

Condensed Consolidating Balance Sheets:

As of December 31, 2001	AmeriPath, Inc.	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
Assets
Current assets:
Cash and cash equivalents	$(3)	$2,762	$449		$3,208
Restricted cash	1,600	—	—		1,600
Accounts receivable, net	86	69,050	12,459		81,595
Inventories	359	1,533	—		1,892
Other current assets	1,974	11,796	1,988		15,758

Total current assets	4,016	85,141	14,896		104,053
Property & equipment, net	1,979	22,120	19		24,118
Goodwill, net	—	200,597	15,625		216,222
Other identifiable intangible assets, net	—	232,761	20,801		253,562
Investment in subsidiaries	336,394	(6,630)	—	$(329,764)	0
Other assets	2,084	4,126	275		6,485

Total assets	$344,473	$538,115	$51,616	$(329,764)	$604,440

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$2,290	$33,753	$6,811		$42,854
Current portion of long-term debt	206	263	—		469
Other current liabilities	3,910	—	—		3,910

Total current liabilities	6,406	34,016	6,811		47,233
Revolving loan	90,000	—	—		90,000
Other long term debt, less current portion	—	2,853	—		2,853
Other liabilities	2,690	—	—		2,690
Deferred income tax liability	43	59,409	3,022		62,474

Total long-term liabilities	92,733	62,262	3,022		158,017
Intercompany (receivable) payable	146,591	(147,702)	1,111		—
Stockholders' equity:
Common stock	615	1,496	27	$(1,836)	302
Additional paid-in capital	299,380	17,747	2	(2,961)	314,168
Retained earnings	(201,252)	570,296	40,643	(324,967)	84,720

Total stockholders' equity	98,743	589,539	40,672	(329,764)	399,190

Total liabilities and stockholders' equity	$344,473	$538,115	$51,616	$(329,764)	$604,440

Condensed Consolidating Statements of Operations:

For the year-ended December 31, 2002	AmeriPath, Inc.	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidated Total
Net revenues	$—	$376,857	$101,961	$478,818
Cost of services	29	196,164	42,380	238,573
Selling, general and administrative expense	3,663	126,356	13,019	143,038
Amortization expense	—	10,208	1,181	11,389
Merger-related charges	2,836	—	—	2,836
Asset impairment and related charges	—	880	1,873	2,753

Total operating costs and expense	6,528	333,608	58,453	398,589
Income (loss) from operations	(6,528)	43,249	43,508	80,229
Other income (expense)
Interest expense	(3,747)	(269)	—	(4,016)
Management fee(A)	—	43,580	(43,580)	—
Write-down of investment	(1,000)	—	—	(1,000)
Other, net	99	377	72	548

Total other income (expense), net	(4,649)	43,688	(43,508)	(4,468)
Income (loss) before income taxes	(11,176)	86,937	0	75,761
Benefit (provision) for income taxes	2,883	(33,950)	(53)	(31,120)

Net income (loss)	$(8,293)	$52,987	$(53)	$44,641

(A)
In accordance with the applicable management fee agreements, the Guarantor Subsidiaries are the direct beneficiary of substantially all of the pre-tax income of the Non-Guarantor Subsidiaries.

For the year-ended December 31, 2001	AmeriPath, Inc.	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidated Total
Net revenue	$—	$343,050	$75,682	$418,732
Cost of services	—	171,629	28,473	200,102
Selling, general and administrative expense	2,631	106,752	10,760	120,143
Amortization expense	—	17,141	1,518	18,659
Merger-related charges	7,103	—	—	7,103
Asset impairment and related charges	—	3,809	—	3,809

Total operating costs and expense	9,734	299,331	40,751	349,816
Income (loss) from operations	(9,734)	43,719	34,931	68,916
Other income (expense)
Interest expense	(16,047)	(302)	(1)	(16,350)
Management fee(A)	—	34,962	(34,962)	—
Termination of interest rate swap agreement	(10,386)	—	—	(10,386)
Other, net	35	78	32	145

Total other income (expense), net	(26,398)	34,738	(34,931)	(26,591)
Income (loss) before income taxes and extraordinary loss	(36,132)	78,457	—	42,325
Benefit (provision) for income taxes	14,679	(32,507)	(180)	(18,008)

Loss (income) before extraordinary loss	(21,453)	45,950	(180)	24,317
Extraordinary loss, net of tax benefit	(965)	—	—	(965)

Net (loss) income	$(22,418)	$45,950	$(180)	$23,352

(A)
In accordance with the applicable management fee agreements, the Guarantor Subsidiaries are the direct beneficiary of substantially all of the pre-tax income of the Non-Guarantor Subsidiaries.

For the year-ended December 31, 2000	AmeriPath, Inc.	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidated Total
Net revenue	$—	$287,461	$42,633	$330,094
Cost of services	—	147,782	15,608	163,390
Selling, general and administrative expense	2,490	83,332	6,629	92,451
Amortization expense	—	15,016	1,156	16,172
Merger-related charges	6,209	—	—	6,209
Asset impairment and related charges	—	9,562	—	9,562

Total operating costs and expense	8,699	255,692	23,393	287,784
Income (loss) from operations	(8,699)	31,769	19,240	42,310
Other income (expense)
Interest expense	(15,138)	(238)	—	(15,376)
Management fee(A)	—	19,256	(19,256)	—
Other, net	(22)	232	16	226

Total other income (expense), net	(15,160)	19,250	(19,240)	(15,150)
Income (loss) before income taxes	(23,859)	51,019	—	27,160
Benefit (provision) for income taxes	7,888	(21,916)	(40)	(14,068)

Net (loss) income	(15,971)	29,103	(40)	13,092
Induced conversion and accretion of preferred stock	(1,604)	—	—	(1,604)

Net (loss) income available to common stockholders	$(17,575)	$29,103	$(40)	$11,488

(A)
In accordance with the applicable management fee agreements, the Guarantor Subsidiaries are the direct beneficiary of substantially all of the pre-tax income of the Non-Guarantor Subsidiaries.

Condensed Consolidating Statements of Cash Flows:

For the year-ended December 31, 2002	AmeriPath, Inc.	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidated Total
Cash flows from operating activities:
Net (loss) income	$(8,293)	$52,987	$(53)	$44,641
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities	4,721	74,897	9,053	88,671
Changes in assets and liabilities (net of effects of acquisitions)	(22,895)	(47,361)	6,053	(64,203)

Net cash (used in) provided by operating activities	(26,467)	80,523	15,053	69,109
Cash flows used in investing activities	(1,299)	(83,310)	(14,513)	(99,122)
Cash flows provided by financing activities	27,769	—	—	27,769

Increase (decrease) in cash and cash equivalents	3	(2,787)	540	(2,244)
Cash and cash equivalents, beginning of period	(3)	2,762	449	3,208

Cash and cash equivalents, end of period	$—	$(25)	$989	$964

For the year-ended December 31, 2001	AmeriPath, Inc.	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidated Total
Cash flows from operating activities:
Net (loss) income	$(22,418)	$45,950	$(180)	$23,352
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities	11,558	67,965	4,674	84,197
Changes in assets and liabilities (net of effects of acquisitions)	6,638	(67,840)	1,680	(59,522)

Net cash (used in) provided by operating activities	(4,222)	46,075	6,174	48,027
Cash flows used in investing activities	(2,449)	(42,701)	(5,994)	(51,144)
Cash flows (used in) provided by financing activities	5,036	(1,129)	—	3,907

(Decrease) increase in cash and cash equivalents	(1,635)	2,245	180	790
Cash and cash equivalents, beginning of period	1,632	517	269	2,418

Cash and cash equivalents, end of period	$(3)	$2,762	$449	$3,208

For the year-ended December 31, 2000	AmeriPath, Inc.	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidated Total
Cash flows from operating activities:
Net (loss) income	$(15,971)	$29,103	$(40)	$13,092
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities	2,776	53,961	1,488	58,225
Changes in assets and liabilities (net of effects of acquisitions)	(13,871)	(35,275)	9,782	(39,364)

Net cash (used in) provided by operating activities	(27,066)	47,789	11,230	31,953
Cash flows used in investing activities	(5,186)	(47,617)	(11,420)	(64,223)
Cash flows (used in) provided by financing activities	33,793	(818)	—	32,975

Increase (decrease) in cash and cash equivalents	1,541	(646)	(190)	705
Cash and cash equivalents, beginning of period	91	1,163	459	1,713

Cash and cash equivalents, end of period	$1,632	$517	$269	$2,418

AMERIPATH, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands)

	March 31, 2003	December 31, 2002
	(Unaudited)
Assets
Current Assets:
Cash and cash equivalents	$8,578	$964
Restricted cash	8,468	8,453
Accounts receivable, net	95,497	90,886
Inventories	1,780	1,823
Prepaid income taxes	7,596	7,596
Deferred tax asset, net	9,148	9,149
Other current assets	3,917	5,237

Total current assets	134,984	124,108

Property and equipment, net	26,995	26,126

Other Assets:
Goodwill, net	510,933	277,337
Identifiable intangibles, net	272,112	275,219
Other	25,826	5,670

Total other assets	808,871	558,226

Total Assets	$970,850	$708,460

Liabilities and Common Stockholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$53,904	$54,399
Current portion of long-term debt	538	433
Other current liabilities	12,953	5,491

Total current liabilities	67,395	60,323

Long-Term Liabilities:
Credit facility—former revolver	—	113,190
Term loan facility	225,000	—
Senior subordinated notes	275,000	—
Long-term debt	2,475	2,494
Capital lease obligations, less current portion	363	136
Other liabilities	1,547	1,547
Deferred tax liability	79,403	79,444

Total long-term liabilities	583,788	196,811

Commitments and Contingencies (Note 9)
Stockholders' Equity:
Common stock	—	307
Additional paid-in capital	319,667	321,658
Retained earnings	—	129,361

Total stockholders' equity	319,667	451,326

Total Liabilities and Stockholders' Equity	$970,850	$708,460

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMERIPATH, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2003	2002
Net Revenues:
Net patient service revenue	$113,478	$105,802
Net management service revenue	5,479	7,090

Total net revenues	118,957	112,892

Operating Costs and Expenses:
Cost of Services:
Net patient service revenue	58,797	50,572
Net management service revenue	3,348	3,768

Total cost of services	62,145	54,340
Selling, general and administrative expenses	21,726	20,049
Provision for doubtful accounts	14,997	13,674
Amortization expense	3,107	2,782
Merger-related charges	10,010	—
Restructuring costs	1,196	—
Write-off of deferred financing costs	957	—

Total operating costs and expenses	114,138	90,845

Income from operations	4,819	22,047

Other Income (Expense):
Interest expense	(1,762)	(1,053)
Other income, net	33	85

Total other expense, net	(1,729)	(968)

Income before income taxes	3,090	21,079
Provision for income taxes	3,565	8,431

Net (loss) income	$(475)	$12,648

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMERIPATH, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2003	2002
Cash Flows from Operating Activities:
Net (loss) income	$(475)	$12,648
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	2,130	1,840
Amortization	3,169	2,843
Gain on disposal of assets	(2)	(15)
Write off of deferred financing costs	957	—
Deferred income taxes	—	(2,000)
Provision for doubtful accounts	14,997	13,674
Changes in assets and liabilities (net of effects of acquisitions):
Increase in accounts receivable	(19,607)	(17,957)
Decrease (increase) in inventories	42	(261)
Decrease (increase) in other current assets	1,321	(416)
Decrease (increase) in other assets	139	(70)
Decrease (increase) in accounts payable and accrued expenses	579	3,279

Net cash (used in) provided by operating activities	3,250	13,565

Cash Flows from Investing Activities:
Acquisitions of property and equipment	(2,553)	(1,684)
Acquisition and merger-related charges paid	(642)	(730)
Cash paid for acquisitions and acquisition costs, net of cash acquired	(702)	(6,893)
Increase in restricted cash	(15)	—
Payments of contingent notes	(22,909)	(17,653)

Net cash used in investing activities	(26,821)	(26,960)

Cash Flows from Financing Activities:
Proceeds from exercise of stock options and warrants	268	735
Debt issuance costs	(20,832)	(206)
Net payments on long-term debt and capital leases	(131)	(109)
Borrowings under term loan facility	225,000	—
Borrowings under senior subordinated notes	275,000	—
Proceeds from AmeriPath Holdings	296,222	—
Buyback of common stock	(619,609)	—
Capitated transaction costs	(11,583)
(Payments) borrowings on credit facility	(113,190)	7,000
Tax benefit from exercise of stock options	40	2,218

Net cash provided by financing activities	31,185	9,638

Increase (decrease) in cash and cash equivalents	7,614	(3,757)
Cash and cash equivalents, beginning of period	964	4,808

Cash and cash equivalents, end of period	$8,578	$1,051

Supplemental Disclosure of Cash Flow Information:
Contingent stock issued	$—	$822
Accrual for repurchase of stock options	9,945	—
Rollover of WCAS equity	23,445	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMERIPATH, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1—Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements, which include the accounts of AmeriPath, Inc. and its Subsidiaries (collectively, "AmeriPath" or the "Company"), have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for interim financial reporting and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, such interim financial statements contain all adjustments (consisting of normal recurring items) considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the interim periods presented. The results of operations and cash flows for any interim period are not necessarily indicative of results which may be reported for the year ended December 31, 2003.

        The accompanying unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements, and the notes thereto included in the Company's Form 8-K dated March 3, 2003 for the year ended December 31, 2002.

        In order to maintain consistency and comparability between periods presented, certain amounts have been reclassified in order to conform with the financial statement presentation of the current period.

Note 2—The Transaction

        On December 8, 2002, Amy Holding Company and its wholly owned subsidiary, Amy Acquisition Corp., entered into a merger agreement with AmeriPath, pursuant to which Amy Acquisition Corp. merged with and into AmeriPath, with AmeriPath continuing as the surviving corporation (the "Transaction"). The Transaction was approved by the stockholders and subsequently consummated on March 27, 2003. As a result of the Transaction, AmeriPath became a wholly owned subsidiary of Amy Holding Company, which was renamed AmeriPath Holdings, Inc ("Holdings").

        Amy Holding Company and Amy Acquisition Corp. were Delaware corporations formed at the direction of Welsh, Carson, Anderson & Stowe IX, L.P. ("WCAS"). WCAS and its related investors own 100% of the outstanding common stock of Holdings.

        The funds necessary to consummate the Transaction were approximately $801.8 million, including approximately $629.6 million to pay the stockholders and option holders of AmeriPath (other than WCAS and its affiliates) all amounts due under the merger agreement, approximately $127.5 million to refinance existing indebtedness and approximately $44.7 million to pay related fees and expenses. Prior to the merger, the 1,534,480 shares of AmeriPath common stock owned by WCAS and its affiliates were contributed to Holdings in exchange for shares of Holdings' common stock. These shares were cancelled without payment of any merger consideration. The Transaction was financed by a cash common equity investment by WCAS and its related equity investors of $296.2 million in Holdings, which funds were contributed by Holdings to AmeriPath in exchange for shares of AmeriPath's common stock, $225.0 million in term loan borrowings under its new credit facility, the issuance of $275.0 million in senior subordinated notes and existing AmeriPath cash.

        The Transaction has been accounted for under the purchase method of accounting prescribed in Statement of Financial Accounting Standards No. 141 "Business Combinations," (SFAS No. 141), with intangible assets recorded in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). The purchase price, including transaction related fees, has been allocated to our tangible and identifiable intangible assets and liabilities based upon our preliminary estimates of fair value, with the remainder allocated to goodwill. In accordance with the provisions of SFAS No. 142, no amortization of indefinite-lived intangible assets or goodwill will be recorded.

        Generally accepted accounting principles require that any amounts recorded or incurred (such as goodwill or debt) by our parent as a result of the Transaction be "pushed down" and recorded on our financial statements. The following table summarizes the preliminary allocation of the Transaction.

Cash and equity contributed by WCAS	$319,667
Total liabilities assumed	651,183
Fair value of assets acquired	(757,427)

Excess purchase price (goodwill)	$213,423

        The allocation of the purchase price is preliminary, while the Company continues to obtain the information to determine the fair value of the assets acquired and the liabilities assumed.

        In addition, Holdings issued to WCAS Capital Partners III, L.P., an investment fund affiliated with WCAS, $67.0 million in principal amount of Holdings' senior subordinated notes and an agreed-upon number of shares of its common stock, for an aggregate purchase price of $67.0 million. The proceeds from this transaction were deposited into a cash collateral account, which cash, subject to some exceptions, will be contributed to the Company from time to time to fund up to $67.0 million of future payments under the Company's contingent notes relating to its acquisitions consummated prior to the Transaction. The lenders under the Company's new credit facility have a first-priority security interest in all funds held in such cash collateral account.

Note 3—Recent Accounting Pronouncements

        In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"), which, among other things, rescinded SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." Previously under SFAS No. 4, all gains and losses from extinguishments of debt were required to be aggregated and, if material, classified as an extraordinary item in the statements of operations. SFAS No. 145 requires that gains and losses from extinguishments of debt be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Any gain or loss on extinguishment of debt that were presented as extraordinary items in prior periods but which do not qualify for classification as an extraordinary item under Opinion No. 30, are to be reclassified. Companies are required to adopt SFAS No. 145 in fiscal years beginning after May 15, 2002. The adoption of SFAS 145 did not have a significant impact on the Company's financial position or results of operations.

        In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses the recognition, measurement, and reporting of costs associated with exit or disposal activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity, including those related to employee termination benefits and obligations under operating leases or other contracts, be recognized when the liability is incurred, and not necessarily the date of an entity's commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a significant impact on the Company's financial position or results of operations.

        In November 2002, the FASB issued interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, including indirect Guarantees of Indebtedness of

Others". The provisions of FIN 45 require that a liability be recorded in the guarantor's balance sheet at fair value upon issuance of a guarantee. The recognition provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. Adoption of FIN 45 had no impact on the Company's consolidated financial statements.

        On December 31, 2002, the FASB issued FASB Statement No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS 148 does not amend SFAS 123, which requires companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair method of accounting described in SFAS 123 or the intrinsic value method described in APB Opinion No. 25, "Accounting for Stock Issued to Employees."

        This amendment of the transition and annual disclosure provisions of SFAS 123 are effective for fiscal years ending after December 15, 2002.

        The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and the related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS 123, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options is equal to or greater than the fair value of the underlying stocks on the date of grant, no compensation expense is recognized. The following table summarizes the Company's pro forma consolidated results of operations as though the provisions of the fair value based accounting method of accounting for employee stock-based compensation of SFAS No. 123 had been used:

	Three Months Ended March 31,
	2003	2002
Net (loss) income as reported	$(475)	$12,648
Deduct: total stock-based employee compensation expense determined under the fair value based method for all awards, net of taxes	(1,654)	(1,090)

Pro Forma net (loss) income	$(2,129)	$11,558

Note 4—Acquisitions

        During the first three months of 2003, the Company acquired a start-up operation in Charleston, South Carolina. The total consideration paid by the Company in connection with this acquisition included cash and the assumption of certain liabilities. The Company also issued additional purchase price consideration in the form of contingent notes. During the first quarter of 2003, the Company made contingent note payments of $22.9 million relating to previous acquisitions.

        The accompanying unaudited condensed consolidated financial statements include the results of operations of the Company's 2002 acquisitions accounted for under the purchase method from the dates acquired through March 31, 2003.

        The following unaudited pro forma information presents the consolidated results of the Company's operations for the three months ended March 31, 2002 as if the acquisitions had been consummated on January 1, 2002. Such unaudited pro forma information is based on historical financial information with respect to the acquisitions and does not include operational or other changes which might have been effected by the Company. The unaudited pro forma information presented below is for illustrative information purposes only and is not necessarily indicative of results which would have been achieved or results which may be achieved in the future. There is no pro forma information presented for the three months ended March 31, 2003, due to the immateriality of the one acquisition completed during the first quarter of 2003.

Pro Forma (Unaudited) Three Months Ended March 31, 2002
(In thousands)
Net revenues	$117,541
Net income	$13,750

Note 5—Goodwill and Identifiable Intangibles Assets

        Intangible assets and the related accumulated amortization and amortization periods are set forth below (dollars in thousands):

				March 31, 2003 Amortization Periods (Years)
	March 31, 2003	December 31, 2002
			Range	Weighted Average
Hospital contracts	$225,558	$225,558	25-40	31.0
Accumulated amortization	(31,791)	(29,975)
Physician client lists	89,798	89,798	10-30	19.5
Accumulated amortization	(19,140)	(17,987)
Laboratory contracts	1,300	1,300	10	10.0
Accumulated amortization	(845)	(812)
Management service agreement	8,972	8,972	25	24.2
Accumulated amortization	(1,740)	(1,635)

Identifiable intangibles, net	$272,112	$275,219

Goodwill	$534,132	$300,536
Accumulated amortization	(23,199)	(23,199)

Goodwill, net	$510,933	$277,337

        While the Company continues to obtain the information to determine the fair value of the intangible assets acquired and the amount of goodwill recorded as a result of the Transaction, the allocation of the purchase price is preliminary. Although the allocation of the purchase price is preliminary and subject to adjustment when the Company obtains final information, management believes that any such adjustments will not be material in relation to the Company's Consolidated Financial Statements other than a reclassification between other identifiable assets and goodwill.

        In determining the useful lives of the identifiable intangible assets, the Company considered each operation's operating history, contract renewals, stability of physician referral lists and industry statistics.

        The weighted average amortization period for identifiable intangibles is approximately 26 years.

        Amortization expense of identifiable intangible assets was $3.1 million and $2.8 million for the three month periods ended March 31, 2003 and 2002, respectively.

Note 6—Accounts Payable and Accrued Expenses

        Accounts payable and accrued expenses consist of the following (in thousands):

	March 31, 2003	December 31, 2002
Accounts payable	$16,230	$18,180
Accrued compensation	16,872	19,477
Accrued medical malpractice and IBNR	14,585	13,846
Accrued acquisition costs	2,331	2,187
Accrued interest	609	181
Income taxes payable	2,645	—
Other accrued expenses	632	528

Total	$53,904	$54,399

Note 7—Merger-Related Charges

        In connection with the Transaction and its numerous acquisitions, the Company has recorded reserves for transaction costs, employee-related costs (including severance agreement payouts) and various exit costs associated with the consolidation of certain operations, including the elimination of duplicate facilities and certain exit and restructuring costs as it relates to the InformDX acquisition. During the first quarter of 2003, the Company recorded a charge of approximately $10.0 million related to merger transaction costs. In addition, we accrued approximately $10.3 million related to amounts due to the repurchase of stock options ($9.9 million) and certain debt issuance costs as a result of the Transactions.

        A reconciliation of the activity for the three months ended March 31, 2003 with respect to the merger-related reserves is as follows (In thousands):

	Balance December 31, 2002	Balance Sheet Charges	Statement of Operations Charges	Payments	Balance March 31, 2003
Transaction costs	$2,692	$10,316	$10,010	$(12,332)	$10,686
Employee termination costs	1,480	—	—	(447)	1,033
Lease commitments	1,748	—	—	(154)	1,594
Other exit costs	130	—	—	(41)	89

Total	6,050	$10,316	$10,010	$(12,974)	13,402

Less: portion included in current liabilities	(4,503)				(11,855)

Total included in other liabilities	$1,547				$1,547

Note 8—Long-term Debt

        Term Loan Facility—On March 27, 2003 and in connection with our consummation of the Transaction, the Company terminated its existing credit facility and entered into a new credit facility (the "New Credit Facility") with a syndicate of financial institutions led by Credit Suisse First Boston and Deutsche Bank Securities, Inc. The write-off of the unamortized debt costs related to the former credit facility was approximately $1.0 million and is reflected in our statement of operations for the three months ended March 31, 2003.

        The New Credit Facility provides for senior secured financing of up to $290.0 million, consisting of a $225.0 million term loan facility with a maturity of seven years that was drawn in full in connection with the consummation of the Transaction and a $65.0 million revolving credit facility with a maturity of six years.

        The interest rates per annum applicable to loans under the New Credit Facility are, at the Company's option, equal to either an alternate base rate or an adjusted LIBOR for a one, two, three or six month interest period chosen by the Company, or a nine or twelve month period if agreed to by all participating lenders, plus an applicable margin percentage in each case.

        The alternate base rate is the greater of (1) the prime rate or (2) one-half of 1% over the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The adjusted LIBOR will be determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve to which our lenders are subject. Beginning approximately six months after the closing of the Transaction, the applicable margin percentage under the revolving loan facility will be subject to adjustments based upon the ratio of our total indebtedness to our consolidated EBITDA (as defined in the new credit facility) being within certain defined ranges. The interest rate at March 31, 2003 was 5.81%. The facility also requires a commitment fee to be paid quarterly equal to 0.50% of any unused commitments under the revolving loan facility.

        Subject to exceptions, the New Credit Facility requires mandatory prepayments of term loans in amounts equal to 100% of the net cash proceeds from asset sales which are not reinvested by the Company within specific periods, 50% of the net cash proceeds from the issuance of equity securities by the Company or Holdings, 100% of the net cash proceeds from the issuance of debt securities by the Company or Holdings, and 65% of our annual excess cash flow, which percentage may be reduced to 50% if the ratio of the Company's total indebtedness to its consolidated EBITDA is less than or equal to 3:1.

        The New Credit Facility requires scheduled quarterly payments on the term loans in amounts equal to $562,500 on each of June 30, September 30, December 31 and March 31, beginning on June 30, 2003.

        Indebtedness under the New Credit Facility is guaranteed by all of the Company's current restricted subsidiaries, certain of its future restricted subsidiaries and by Holdings and is secured by a first priority security interest in substantially all of the Company's existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, owned and material leased real property, cash and cash proceeds of the foregoing and a first priority pledge of the Company's capital stock and the capital stock of the guarantor subsidiaries.

        The New Credit Facility requires that the Company comply on a quarterly basis with certain financial covenants, including an interest coverage ratio test, a fixed charge coverage ratio test and a maximum leverage ratio test, which financial covenants become more restrictive over time. In addition, the New Credit Facility includes negative covenants restricting or limiting the Company's ability and the ability of its subsidiaries, to, among other things, incur, assume or permit to exist additional indebtedness or guarantees; incur liens and engage in sale leaseback transactions; make capital expenditures; make loans and investments; declare dividends, make payments or redeem or repurchase capital stock; engage in mergers, acquisitions and other business combinations; prepay, redeem or purchase certain indebtedness; amend or otherwise alter terms of our indebtedness; sell assets; transact with affiliates and alter the business that it conducts.

        Such negative covenants are subject to exceptions, including, with respect to restrictions on dividends from the Company to Holdings, certain allowable dividends to pay cash interest on its parent's holding company notes beginning in the fiscal year ended December 31, 2004.

        Senior Subordinated Notes—On March 27, 2003 and in connection with the Transaction, Amy Acquisition Corp. issued $275.0 million of 10 1/2% Senior Subordinated Notes due 2013. The Company assumed Amy Acquisition Corp's obligations with respect to the notes upon consummation of the Transaction. Interest is payable semi-annually in arrears commencing in October 2003. The notes are unconditionally guaranteed, jointly and severally and on an unsecured senior subordinated basis, by certain of the Company's current and former subsidiaries. The notes and guarantees rank junior to all of the Company's and the subsidiary guarantors' existing and future senior indebtedness, equally with any of the Company's and the subsidiary guarantors' existing and future senior subordinated indebtedness and senior to any of the Company's and the subsidiary guarantors' existing and future subordinated indebtedness.

        The Company may redeem any of the notes at any time and from time to time on or after April 1, 2008, in whole or in part, in cash at the specified redemption prices, plus accrued and unpaid interest to the date of redemption.

        If a change in control of the Company occurs, subject to certain conditions, the Company must give holders of the notes an opportunity to sell the notes to the Company at a purchase price of 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase.

        The indenture governing the notes contains covenants that, among other things, limit the Company's ability and the ability of the Company's restricted subsidiaries to incur or guarantee additional indebtedness, pay dividends or make other equity distributions, purchase or redeem capital stock, make certain investments, enter into arrangements that restrict dividends from subsidiaries, transfer and sell assets, engage in certain transactions with affiliates and effect a consolidation or merger.

Note 9—Commitments and Contingencies

        During the fourth quarter of 2002, two civil actions were commenced in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida. The two actions were consolidated on February 14, 2003 and an Amended Complaint was filed on March 6, 2003. The Amended Complaint alleges a breach of duty to stockholders in connection with the Transaction. The plaintiffs seek to represent a putative class consisting of the public stockholders of AmeriPath. Named as defendants in the Amended Complaint are AmeriPath, Inc. and the members of the AmeriPath board of directors. The plaintiffs allege, among other things, that the consideration was inadequate, that the announcement was improperly timed, that AmeriPath was not properly auctioned, that the Transaction was unfair, that the proxy statement related to the Transaction omitted certain information that plaintiffs contend is material and that the AmeriPath directors breached their fiduciary duties. The Amended Complaint seeks injunctive relief against consummation of the merger, unspecified amounts of damages, costs and expenses related to their actions and other unspecified relief. The Company believes the Amended Complaint lacks merit and have filed a motion to dismiss it.

        During the ordinary course of business, the Company has become and may in the future become subject to pending and threatened legal actions and proceedings. The Company may have liability with respect to its employees and its pathologists as well as with respect to hospital employees who are under the supervision of the hospital based pathologists. The majority of the Company's pending legal proceedings involve claims of medical malpractice. Most of these relate to cytology services. Based upon current information, the Company believes the outcome of such pending legal actions and proceedings, individually or in the aggregate, will not have a material adverse effect on the Company's financial condition, results of operations or liquidity. If the Company is ultimately found liable under these medical malpractice claims, however, there can be no assurance that the Company's medical malpractice insurance coverage will be adequate to cover any such liability, and thus, the Company's financial condition, results of operations and liquidity could suffer a material adverse effect. The Company may also, from time to time, be involved with legal actions related to the acquisition of and affiliation with physician operations, the prior conduct of such operations, or the employment (and restriction on competition of) physicians. There can be no assurance any costs or liabilities for which the Company becomes responsible in connection with such claims or actions will not be material or will not exceed the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties.

        Through June 30, 2002, the Company was insured for medical malpractice risks on a claims made basis under traditional indemnity insurance policies. Effective July 1, 2002, the Company formed a captive insurance company to partially self-insure for medical malpractice. The captive, combined with excess coverage, will provide insurance on a per claim basis. The Company does not have any aggregate excess stop loss protection. Accruals for settlement costs, claims expenses and incurred but not reported claims will be made based on actuarial estimates. The Company anticipates significant increased costs and risk retention by the Company in connection with this program. Actual costs in future periods could differ materially from actuarial studies, depending on the frequency and severity of actual claims experienced.

        Self-Insured Health Benefits—Effective August 1, 2002, the Company provided health care benefits to its employees through a self-insured plan. The Company records its estimate of the ultimate cost of, and reserves for, health care benefits based on computations using the company's loss history as well as industry statistics. Furthermore, in determining its reserves, the Company includes reserves for estimated claims incurred but not reported. The maximum liability for claims paid in a year, based upon open enrollment levels at March 31, 2003, is approximately $13.0 million. The ultimate cost of health care benefits will depend on actual costs incurred to settle the claims and may differ from the amounts reserved by the Company for those claims.

        Healthcare Regulatory Environment and Reliance on Government Programs—The healthcare industry in general, and the services that the Company provides, are subject to extensive federal and state laws and regulations. Failure to comply with any of these laws or regulations, the results of increased regulatory audits and adjustments, or changes in the interpretation of the coding of services or the amounts payable for the Company's services under these programs could have a material adverse effect on the Company's financial position and results of operations. The Company's operations are continuously subject to review and inspection by regulatory authorities.

        The Company has received subpoenas issued by the United States Attorney's office in Tampa, Florida seeking information with respect to an investigation relating to Medicare billing and possible financial inducements in connection with a Florida physician who is not an AmeriPath pathologist but is a client of AmeriPath. The Company is providing information to the United States Attorney's office and intends to cooperate in the investigation. The Company also is conducting its own internal investigation of the matter. It is not possible at this point in the investigation to determine whether the government will pursue action against AmeriPath or to assess the merits of possible defenses AmeriPath might have to any such action. Accordingly, no assurances can be given regarding the ultimate outcome of the investigation.

        Employment Agreements—As part of the Transaction, the Company entered into new or amended employment agreements with certain of its management employees, which include, among other terms, noncompetition provisions and salary continuation benefits.

        Quest Contracts—During the third quarter of 2002, Quest cancelled its contract with our Jacksonville laboratory, and during the first quarter of 2003, Quest cancelled its contract with our Orlando laboratory effective March 31, 2003. In addition, we currently are experiencing declines in the volume of our Quest business in our Philadelphia, North Texas and California laboratories. Quest is in the process of internalizing the anatomic pathology work currently subcontracted to us. Our revenues from Quest for the three months ended March 31, 2003 and 2002 were $2.3 million and $6.0 million, respectively. The Company expects the amount of revenue from our Quest contracts to continue to decline during the remainder of 2003. As a result, we are attempting to broaden our customer base in these markets to mitigate the impact of the lost business.

        Medicare Reimbursement—On June 28, 2002, the Department of Health and Human Services' Centers for Medicare and Medicaid Services, or CMS, issued proposed revisions to payment policies under the physician fee schedule for calendar year 2003. Under the proposed rule, reimbursement from Medicare for anatomic pathology services would have decreased in 2003. The proposed rule called for an estimated 4.4% reduction in the physician fee schedule conversion factor in order to comply with Congressional budget mandates. In addition, the proposed rule would have reduced the amount of money paid to pathologists for practice and overhead expenses through a reduction in the pathologists' relative value unit factors. In December 2002, CMS published a final rule implementing a 4.4% reduction in the conversion factor mandated by Congress and reduced some pathology relative value unit factors. This rule was scheduled to take effect March 1, 2003. Congress, however, has since granted CMS the authority to recalculate the physician fee schedule conversion factor, which has the effect of rescinding the 4.4% conversion factor reduction and increasing the conversion factor by 1.6%.

Note 10—Comprehensive Income

        In accordance with SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), the Company is required to report and display certain information related to comprehensive income. As of March 31, 2003 and March 31, 2002, net income equaled comprehensive income.

Note 11—Segment Reporting

        The Company has two reportable segments, owned operations and managed operations. The segments were determined based on the type of service and customer. Owned operations provide anatomic pathology services to hospitals and referring physicians, while the Company's managed operations provide management services to the affiliated physician groups. The accounting policies of the segments are the same as those described in the summary of accounting policies in the Company's year end audited financial statements. The Company evaluates performance based on revenue and income before amortization of intangibles, restructuring costs, write off of deferred debt financing costs, merger-related charges, interest expense, other income and expense and income taxes ("Operating Income").

        The following is a summary of the financial information for the three months ended March 31, 2003 and 2002, for the business segments and corporate (dollars in thousands).

	Three months ended March 31,
	2003	2002
Owned
Net patient service revenue	$113,478	$105,802
Operating income	26,358	31,319
Segment assets	776,208	414,198
Managed
Net management service revenue	$5,479	$7,090
Operating income	558	781
Segment assets	22,730	22,678
Corporate
Operating loss	$(6,827)	$(7,271)
Segment assets	330,334	224,078
Elimination of intercompany accounts	(158,422)	(30,074)

Note 12—Subsequent Events

        Subsequent to March 31, 2003, the Company paid approximately $2.3 million on contingent notes issued in connection with previous acquisitions.

        In April 2003, the Company paid approximately $9.9 million related to the accelerated vesting of stock options in connection with the Transaction.

Note 13—Guarantor Subsidiaries

        The following information is presented as required by regulations of the Securities and Exchange Commission in connection with the pending exchange offer relating to the Company's 10 1/2% Senior

Subordinated Notes due 2013. This information is not routinely prepared for use by management. The operating and investing activities of the separate legal entities included in the Company's consolidated financial statements are fully interdependent and integrated. Accordingly, consolidating the operating results of those separate legal entities is not representative of what the actual operating results of those entities would be on a stand-alone basis. Operating expenses of those separate legal entities include intercompany charges for management fees and other services. Certain expense items and asset and liability balances that are applicable to the Company's subsidiaries are typically recorded in the books and records of AmeriPath, Inc. For purposes of this footnote disclosure, such balances and amounts have been "pushed down" to the respective subsidiaries either on a specific identification basis, or when such items cannot be specifically attributed to an individual subsidiary, have been allocated on an incremental or proportional cost basis to AmeriPath Inc. and the Company's subsidiaries.

        The following tables present condensed consolidating financial information at March 31, 2003, and for the three months ending March 31, 2003 and 2002 for (i) AmeriPath, (ii) on a combined basis, the subsidiaries of AmeriPath that are guarantors of the Company's 10 1/2% Senior Subordinated Notes due 2013 (the "Subsidiary Guarantors") and (iii) on a combined basis, the subsidiaries of AmeriPath that are not guarantors of the Company's 10 1/2% Senior Subordinated Notes due 2013 (the "Non-Guarantor Subsidiaries").

Condensed Consolidating Balance Sheets:

As of March 31, 2003	AmeriPath, Inc.	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
Assets
Current assets:
Cash	$—	$6,715	$1,863		$8,578
Restricted Cash	—	8,468	—		8,468
Accounts receivable, net	59	76,327	19,111		95,497
Inventories	232	1,548	—		1,780
Other current assets	1,398	17,388	1,875		20,661

Total current assets	1,689	110,446	22,849		134,984
Property & equipment, net	1,352	25,387	256		26,995
Goodwill, net	—	484,429	26,504		510,933
Other identifiable intangible assets, net	—	242,077	30,035		272,112
Investment in subsidiaries	647,749	(6,630)	—	(641,119)	—
Other assets	21,358	4,212	256		25,826

Total assets	$672,148	$859,921	$79,900	(641,119)	$970,850
Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$5,452	$44,014	$4,438		$53,904
Current portion of long-term debt	—	538	—		538
Other current liabilities	11,783	1,170			12,953

Total current liabilities	17,235	45,722	4,438		67,395
Revolving loan	500,000	—	—		500,000
Other long term debt, less current portion	13	4,372	—		4,385
Other liabilities
Deferred income tax liability	80	72,236	7,087		79,403

Total long-term liabilities	500,093	76,608	7,087		583,788
Intercompany (receivable) payable	277,553	(264,012)	(13,541)		—
Stockholders' equity:
Common stock	(1,939)	1,825	27	87	—
Additional paid-in capital	281,560	38,215	2	(110)	319,667
Retained earnings	(402,354)	961,563	81,887	(641,096)	—

Total stockholders' equity	(122,733)	1,001,603	81,916	(641,119)	319,667

Total liabilities and stockholders' equity	$672,148	$859,921	$79,900	(641,119)	$970,850

Condensed Consolidating Balance Sheets:

As of December 31, 2002	AmeriPath, Inc.	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
Assets
Current assets:
Cash	$—	$(25)	$989		$964
Restricted cash	—	8,453	—		8,453
Accounts receivable, net	92	72,913	17,881		90,886
Inventories	312	1,511	—		1,823
Other current assets	1,852	18,203	1,927		21,982

Total current assets	2,256	101,055	20,797		124,108
Property & equipment, net	1,540	24,360	226		26,126
Goodwill, net	—	250,834	26,503		277,337
Other identifiable intangible assets, net	—	244,827	30,392		275,219
Investment in subsidiaries	443,797	(6,630)	—	(437,167)	—
Other assets	1,130	4,046	494		5,670

Total assets	$448,723	$618,492	$78,412	(437,167)	$708,460
Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$4,683	$41,645	$9,058	(987)	$54,399
Current portion of long-term debt	15	418	—		433
Other current liabilities	2,692	1,812	—	987	5,491

Total current liabilities	7,390	43,875	9,058	—	60,323
Revolving loan	113,190	—	—		113,190
Other long term debt, less current portion	—	2,630	—		2,630
Other liabilities	—	1,547	—		1,547
Deferred income tax liability	80	72,277	7,087		79,444

Total long-term liabilities	113,270	76,454	7,087		196,811
Intercompany (receivable) payable	242,823	(239,216)	(3,607)		—
Stockholders' equity:
Common stock	620	1,616	27	(1,956)	307
Additional paid-in capital	306,870	14,954	1	(167)	321,658
Retained earnings	(222,250)	720,809	65,846	(435,044)	129,361

Total stockholders' equity	85,240	737,379	65,874	(437,167)	451,326

Total liabilities and stockholders' equity	$448,723	$618,492	$78,412	(437,167)	$708,460

Condensed Consolidating Income Statements:

For the three months ended March 31, 2003	AmeriPath, Inc.	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidated Total
Net Revenues	$—	$107,388	$11,569	$118,957
Cost of services	—	56,354	5,791	62,145
Selling, general and administrative expense	939	33,123	2,661	36,723
Amortization expense	—	2,750	357	3,107
Merger-related charges	10,010	—	—	10,010
Restructuring costs	—	699	497	1,196
Asset impairment and related charges	—	287	(287)	—
Write-off of deferred financing costs	957	—	—	957

Total operating costs and expense	11,906	93,213	9,019	114,138
(Loss) Income from operations	(11,906)	14,175	2,550	4,819
Other Income (Expense)
Interest expense	(1,697)	(65)	—	(1,762)
Management fee(A)	—	2,550	(2,550)	—
Other, net	4	29	—	33

Total other expenses	(1,693)	2,514	(2,550)	(1,729)

Income (loss) before income taxes	(13,599)	16,689	—	3,090
Provision for income taxes	2,986	(6,551)	—	(3,565)

Net income (loss)	$(10,613)	$10,138	$—	$(475)

(A)
In accordance with the applicable management fee agreements, Guarantors are the direct beneficiary of substantially all of the pre-tax income of the Non-Guarantor subsidiaries.

For the three months ended March 31, 2002	AmeriPath, Inc.	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidated Total
Net Revenues	$—	$92,704	$20,188	$112,892
Cost of services	—	46,542	7,798	54,340
Selling, general and administrative expense	1,004	29,331	3,388	33,723
Amortization expense	—	2,543	239	2,782
Merger-related charges	—	—	—	—
Asset impairment and related charges	—	—	—	—

Total operating costs and expense	1,004	78,416	11,425	90,845
(Loss) Income from operations	(1,004)	14,288	8,763	22,047
Other Income (Expense)
Interest expense	(983)	(70)	—	(1,053)
Management fee(A)	—	8,756	(8,756)	—
Other, net	27	65	(7)	85

Total other expenses	(956)	8,751	(8,763)	(968)

Income before income taxes	(1,960)	23,039	—	21,079
Provision for income taxes	769	(9,187)	(13)	(8,431)

Net income	$(1,191)	$13,852	$(13)	$12,648

(A)
In accordance with the applicable management fee agreements, Guarantors are the direct beneficiary of substantially all of the pre-tax income of the Non-Guarantor subsidiaries.

Condensed Consolidating Statement of Cash Flows:

For the three months ended March 31, 2003	AmeriPath, Inc.	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidated Total
Cash flows from operating activities:
Net income (loss)	$(10,613)	$10,138	$—	$(475)
Adjustments to reconcile net income (loss) to cash provided by operating activities	1,309	16,845	3,097	21,251
Changes in assets and liabilities which provided (used) cash, net of effects of acquisitions	(21,712)	1,427	2,758	(17,527)

Net cash provided by operating activities	(31,016)	28,410	5,855	3,249
Cash flows from investing activities	(300)	(21,540)	(4,981)	(26,821)
Cash flows from financing activities	31,316	(130)	—	31,186

Increase (decrease) in cash and equivalents	—	6,740	874	7,614
Cash and cash equivalents, beginning of period	—	(25)	989	964

Cash and cash equivalents, end of period	$—	$6,715	$1,863	$8,578

For the three months ended March 31, 2002	AmeriPath, Inc.	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidated Total
Cash flows from operating activities:
Net income (loss)	$(1,191)	$13,852	$(13)	$12,648
Adjustments to reconcile net income (loss) to cash provided by operating activities	361	13,270	2,711	16,342
Changes in assets and liabilities which provided (used) cash, net of effects of acquisitions	(8,066)	(5,955)	(1,404)	(15,425)

Net cash provided by operating activities	(8,896)	21,167	1,294	13,565
Cash flows from investing activities	(847)	(25,177)	(936)	(26,960)
Cash flows from financing activities	9,747	(109)	—	9,638

Increase (decrease) in cash and equivalents	4	(4,119)	358	(3,757)
Cash and cash equivalents, beginning of period	1,596	2,762	450	4,808

Cash and cash equivalents, end of period	$1,600	$(1,357)	$808	$1,051

AmeriPath, Inc.

Offer to Exchange

        $275,000,000 principal amount of its 10 1/2% Senior Subordinated Notes Due 2013, which have been registered under the Securities Act, for any and all of its outstanding 10 1/2% Senior Subordinated Notes Due 2013.

PROSPECTUS

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
THE TRANSACTIONS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS
DESCRIPTION OF THE EXCHANGE NOTES
CONTINGENT NOTES AND THE CASH COLLATERAL ACCOUNT
BOOK-ENTRY; DELIVERY AND FORM
CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Report of Ernst & Young Independent Auditors
INDEPENDENT AUDITORS' REPORT
AMERIPATH, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In Thousands, Except Per Share Amounts)
AMERIPATH, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (In Thousands, Except Per Share Amounts)
AMERIPATH, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND COMMON STOCKHOLDERS' EQUITY (In Thousands)
AMERIPATH, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In Thousands)
AMERIPATH, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollars in Thousands Unless Otherwise Indicated, Except Per Share Amounts)
AMERIPATH, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEET (In thousands)
AMERIPATH, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands) (Unaudited)
AMERIPATH, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) (Unaudited)
AMERIPATH, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)